Form 20-F
period 2021-12-31
Draganfly Inc.
filed 2022-04-04
CIK 1786286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . .

For the transition period from ________________ to ___________

Commission file number:	001-40688

Draganfly Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7, Canada

(Address of Principal Executive Offices)

Paul Sun, Chief Financial Officer

Telephone: 800.979.9794

E-mail: paul.sun@draganfly.com

2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7, Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DPRO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 33,197,984

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any updated issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☐Yes ☒No

i

General Matters

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Draganfly” refer to Draganfly Inc. and its subsidiaries.

Unless otherwise indicated, financial information in this Annual Report on Form 20-F (this “Annual Report”) has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise noted herein, all references to “$,” “C$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

The Company prepares and reports its consolidated financial statements in accordance with IFRS. However, this Annual Report may make reference to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company uses non-IFRS measures including “gross profit,” “gross margin” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Management believes that working capital, defined as current assets less current liabilities, is an indicator of the Corporation’s liquidity and its ability to meet its current obligations. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies in similar industries. Management also uses non-IFRS measures and metrics in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. For  reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Results of Operations – Cost of Goods Sold / Gross Margin” for a discussion of gross profit and gross margin, and for a discussion of working capital, “Selected Financial Information” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, attached to this Annual Report in Exhibit 15.1.

Unless otherwise indicated, the Company has obtained the market and industry data contained in this Annual Report from its internal research, management’s estimates and third-party public information and other industry publications. While the Company believes such internal research, management’s estimates and third-party public information is reliable, such internal research and management’s estimates have not been verified by any independent sources and the Company has not verified any third party public information. While the Company is not aware of any misstatements regarding the market and industry data contained in this Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;

ii

●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labor;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectations regarding revenues, expenses and anticipated cash needs;
●	the impact of the COVID-19 pandemic on the business and operations of the Company; and
●	general market conditions and macroeconomic trends driven by the COVID-19 pandemic and/or geopolitical conflicts, including supply chain disruptions, market volatility, inflation, and labor challenges, among other factors.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, those factors identified under the Risk Factors listed below in Item 3.D. of this Annual Report. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Report are made as of the date hereof, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes or otherwise, except as required by law.

iii

Part I

Item 1.	Identity of Directors, Senior Management and Advisors

Not required.

Item 2.	Offer Statistics and Expected TimeTable

Not required.

Item 3.	Key Information

3.A.

[Reserved]

3.B.	Capitalization and Indebtedness

Not required.

3.C.	Reasons for the Offer and Use Of Proceeds

Not required.

3.D.	Risk Factors

An investment in the Company’s common shares, without par value, (the “Common Shares”) is highly speculative and involves significant risks. In addition to the other information contained in this Annual Report and the documents incorporated by reference herein and therein, you should review and carefully consider the risks described herein. The risks described herein are not the only risk factors facing us and should not be considered exhaustive. Additional risks and uncertainties not currently known to us, or that we currently consider immaterial, may also materially and adversely affect our business, operations and condition, financial or otherwise.

Risks Related to the Company, its Business and Industry

The Company has a history of losses.

The Company has incurred net losses since its inception. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research, development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

A shareholder’s holding in the Company may be diluted if the Company issues additional Common Shares or other securities in the future.

The Company may issue additional Common Shares or other securities in the future, which may dilute a shareholder’s holding in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with further issuances of any securities. The directors of the Company have the discretion to determine if an issuance of Common Shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of Common Shares or securities. In addition, the Company may issue additional Common Shares upon the exercise of incentive stock options to acquire Common Shares under its share compensation plan or upon the exercise or conversion of other outstanding convertible securities of the Company, which will result in further dilution to shareholders. In addition, the issuance of Common Shares or other securities in any potential future acquisitions, if any, may also result in further dilution to shareholder interests.

The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance its existing products. The Company believes that there are significant opportunities in a number of business areas. Because the Company accounts for research and development costs as operating expenses, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

The Company’s adoption of new business models could fail to produce any financial returns.

Forecasting the Company’s revenues and profitability for new business models is inherently uncertain and volatile. The Company’s actual revenues and profits for its business models may be significantly less than the Company’s forecasts. Additionally, the new business models could fail for one or more of the Company’s products and/or services, resulting in the loss of Company’s investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

The Company will be affected by operational risks and may not be adequately insured for certain risks.

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s technologies, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

The Company’s unmanned aerial vehicles (“UAVs”) are sold in rapidly evolving markets. The commercial UAV market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

●	generate sufficient revenue to reach and maintain profitability;
●	acquire and maintain market share;
●	achieve or manage growth in operations;
●	develop and renew contracts;
●	attract and retain additional engineers and other highly-qualified personnel;
●	successfully develop and commercially market new products;
●	adapt to new or changing policies and spending priorities of governments and government agencies; and
●	access additional capital when required and on reasonable terms.

If the Company fails to address these and other challenges, risks and uncertainties successfully, its business, results of operations and financial condition would be materially harmed.

The Company operates in a competitive market.

The Company faces competition and new competitors will continue to emerge throughout the world. Services offered by the Company’s competitors may take a larger share of consumer spending than anticipated, which could cause revenue generated from the Company’s products and services to fall below expectations. It is expected that competition in these markets will intensify. Some of the other publicly traded companies we may compete with include Alpine 4 Tech, Inc., Aerovironment Inc., EHang Holdings Limited, AgEagle, Drone Delivery Canada, Inc., and Red Cat Holdings, Inc.

If competitors of the Company develop and market more successful products or services, offer competitive products or services at lower price points, or if the Company does not produce consistently high-quality and well-received products and services, revenues, margins, and profitability of the Company will decline.

The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers. Examples include but are not limited to competition from other companies in the UAV industry.

In addition, the Company could face increased competition should there be an award of additional licenses in jurisdictions in which the Company operates in.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements and could render the Company’s existing products obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

Failure to obtain necessary regulatory approvals from Transport Canada or other governmental agencies, or limitations put on the use of small UAV in response to public privacy concerns, may prevent the Company from expanding sales of its small UAV to non-military customers in Canada.

Transport Canada is responsible for establishing, managing, and developing safety and security standards and regulations for civil aviation in Canada, and includes unmanned civil aviation (drones). Civil operations include law enforcement, scientific research, or use by private sector companies for commercial purposes. The Canadian Aviation Regulations (“CARs”) govern civil aviation safety and security in Canada, and by extension govern operation of drones in Canada to an acceptable level of safety.

While Transport Canada has been a leader in the development of regulations for the commercial use of remotely piloted aircraft systems (“RPAS”) and continues to move forward rapidly with its regulatory development, it has acknowledged the challenge of regulations keeping pace with the rapid development in technology and the growing demand for commercial RPAS use, particularly in the beyond visual line-of-sight environment. In 2012, the Canadian Aviation Regulation Advisory Council UAS working group released its Phase 2 report which outlined a proposed set of revision to the CARs to permit beyond visual line of sight operations. This report was the basis for the recently released Notice of Proposed Amendment (“NPA”) by Transport Canada on lower risk beyond visual line-of-sight.

Failure to obtain necessary regulatory approvals from Transport Canada or other governmental agencies, including the granting of certain Special Flight Operations Certificates (“SFOCs”), or limitations put on the use of RPAS in response to public safety concerns, may prevent the Company from testing or operating its aircraft and/or expanding its sales which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

There are risks associated with the regulatory regime and permitting requirements of the Company’s business.

A significant portion of the Company’s business is based on the operation of RPAS. The operation of RPAS poses a risk or hazard to airspace users as well as personnel on the ground. As the RPAS industry is rapidly developing, the regulatory environment for RPAS is constantly evolving to keep pace. As such, whenever a policy change with respect to operating regulations occurs, there is a risk that the Company could find itself to be in non-compliance with these new regulations. While the Company endeavours to take all necessary action to reduce the risks associated with the operations of RPAS and to remain well-informed and up-to-date on any addendums and changes to the applicable regulations, there is no assurance that an incident involving an RPAS or the Company’s non-compliance would not create a significant current or future liability for the company.

The regulation of RPAS operations within the Canadian Domestic Airspace (“CDA”) is still evolving and is expected to continue to change with the proliferation of RPAS, advancements in technology, and standardization within the industry. Changes to the regulatory regime may be disruptive and result in the Company needing to adopt significant changes in its operations and policies, which may be costly and time-consuming, and may materially adversely affect the Company’s ability to manufacture and make delivery of its products and services in a timely fashion.

The Company’s business and research and development activities are subject to oversight by Transport Canada, the federal institution responsible for transportation policies and programs, including the rules in the CARs. Currently, Transport Canada requires that any non-recreational operators of RPAS have a SFOC. The Company’s ability to develop, test, demonstrate, and sell products and services depends on its ability to acquire and maintain a valid SFOC.

In addition, there exists public concern regarding the privacy implications of Canadian commercial and law enforcement use of small UAV. This concern has included calls to develop explicit written policies and procedures establishing UAV usage limitations. There is no assurance that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAV by prospective non-military customers.

The Company may be subject to the risks associated with future acquisitions.

As part of the Company’s overall business strategy, the Company may pursue select strategic acquisitions that would provide additional product or service offerings, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Any such future acquisitions, if completed, may expose the Company to additional potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

The Company’s inability to retain management and key employees could impair the future success of the Company.

The Company’s future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of its executive officers or key development personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers and key employees could develop drone technologies that could compete with and take customers and market share away from the Company.

A significant growth in the number of personnel would place a strain upon the Company’s management and resources.

The Company may experience a period of significant growth in the number of personnel that could place a strain upon its management systems and resources. The Company’s future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage its workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

The Company faces uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact the Company’s business. Future economic distress may result in a decrease in demand for the Company’s products, which could have a material adverse impact on the Company’s operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing products, increase the cost and decrease the availability of sources of financing, and increase the Company’s exposure to material losses from bad debts, any of which could have a material adverse impact on the financial condition and operating results of the Company.

The Company is subject to certain market-based financial risks associated with its operations.

The Company could be subject to interest rate risks, which is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities, however market fluctuations could increase the costs at which the Company can access capital and its ability to obtain financing and the Company’s cash balances carry a floating rate of interest. In addition, the Company engages in transactions in currencies other than its functional currency. Depending on the timing of these transactions and the applicable currency exchange rates, conversions to the Company’s functional currency may positively or negatively impact the Company.

The COVID-19 pandemic could negatively affect our business, operations and future financial performance.

In March 2020 the World Health Organization designated the outbreak of a novel strain of coronavirus, specifically identified as COVID-19, as a global pandemic. This resulted in governments, companies, and individuals worldwide enacting emergency measures to combat the spread of the virus, including the implementation of travel bans, mandated and self-imposed quarantine periods and physical distancing, that have caused a material disruption to businesses globally. Throughout the course of the pandemic, the impact of COVID-19 has varied significantly due to both global and localized infection rates, notwithstanding widespread vaccine availability within Canada and the United States beginning in spring 2020.

As a result of the pandemic, global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Such volatility has let to significant challenges to the global supply chain, disrupted labor markets and has recently contributed to rising levels of inflation. The Company has experienced material pandemic related impacts, including the loss of its primary customer engineering customer in 2020 due to mandated stay-at-home orders. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions.  As such, the Company cannot predict with any certainty what the future impacts the pandemic may have on its business.

Management of the Company has and continues to closely monitor the impact of the COVID-19 global pandemic, with a focus on the health and safety of the Company’s employees, customers, and business continuity. Since the outbreak of the pandemic, the Company has taken various steps to mitigate the impact of COVID-19, including following government or health authority guidelines and restrictions at its facilities to ensure the safety of its staff and product consumers. The Company will continue to follow government or health authority guidelines and restrictions and has experienced minimal disruption to its operations and supply chain. However, there is no guarantee that the company’s mitigation efforts will prove successful in combating the spread of the virus or that supply chain disruptions will not occur in the future. As the Company reintegrates its personnel to its workplace, it may incur additional costs to adapt the workplace to meet applicable health and safety requirements. The occurrence of additional waves of the virus or its variants, or insufficient vaccination levels may require the Company to revise or delay such plans. To the extent that it is unable to effectively protect its workforce against the transmission of the virus, the Company may be forced to slow or reverse its reintegration efforts and could face allegations of liability.

Given the uncertainties associated with the ongoing COVID-19 pandemic, including the uncertainty surrounding the remaining duration and outcome, COVID-19 variants and vaccine efficacy, the Company is unable to estimate the full impact of the COVID-19 pandemic on its business, financial condition, results of operations, and/or cash flows; however, the impact could be material. The Company cannot accurately predict the future impact COVID-19 may have on, among others, the: (i) demand for drone delivery services, (ii) severity and the length of potential measures taken by governments to manage the spread of the virus and their effect on labour availability and supply lines, (iii) availability of essential supplies, (iv) purchasing power of the Canadian dollar, or (v) ability of the Company to obtain necessary financing. Despite global vaccination efforts, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in the future.

The conflict between Russia and Ukraine could destabilize global markets and threatens global peace.

On February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personal and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region and the world economy. Certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.

Negative macroeconomic and geopolitical trends could affect the Company’s ability to access sources of capital.

The COVID-19 pandemic and the Russian invasion of Ukraine could negatively impact the Company’s ability to obtain financing and access sources of capital. Both events have led to significant market volatility as governments undertake measures to prevent the spread of COVID-19 and discourage political conflict. These events have contributed to significant uncertainty in global markets, increased inflationary pressures, and could lead to a tightening of credit markets and a decline in economic activity. These impacts could have a material adverse effect on the Company’s liquidity and ability to obtain financing in the future. As the Company has a history of losses and present revenues do not allow it to sustain its operations, an inability to access credit or capital markets could undermine the Company’s ability to continue as a going concern.

The Company may be subject to the risks associated with foreign operations in other countries.

The Company’s primary revenues are expected to be achieved in Canada and the US. However, the Company may expand to markets outside of North America and become subject to risks normally associated with conducting business in other countries. As a result of such expansion, the Company may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. The Company cannot predict government positions on such matters as foreign investment, intellectual property rights or taxation. A change in government positions on these issues could adversely affect the Company’s business.

If the Company expands its business to foreign markets, it will need to respond to rapid changes in market conditions, including differing legal, regulatory, economic, social and political conditions in these countries. If the Company is not able to develop and implement policies and strategies that are effective in each location in which it does business, then the Company’s business, prospects, results of operations and financial condition could be materially and adversely affected.

There are tax risks the Company may be subject to in carrying on business in Canada.

The Company is a resident of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”). Since the Company is operating in a new and developing industry there is a risk that foreign governments may look to increase their tax revenues or levy additional taxes to level the playing field for perceived disadvantages to traditional brick and mortar businesses. There is no guarantee that governments will not impose such additional adverse taxes in the future.

If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

The Company obtains hardware components, various subsystems and systems from a limited group of suppliers. The Company does not have long-term agreements with any of these suppliers that obligate it to continue to sell components, subsystems, systems or products to the Company. The Company’s reliance on these suppliers involves significant risks and uncertainties, including whether its suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

Recently, the global supply chain has experienced significant disruptions caused by the COVID-19 pandemic and by geopolitical conflict, including the war in Ukraine. These disruptions have impacted a variety of products and goods and have had various downstream effects, making it more difficult to reliably and timely source and supply goods and has also resulted in shortages of labor and equipment. The macroeconomic impacts of the COVID-19 pandemic and global conflicts have contributed to inflationary pressure and increased market volatility, adding additional pricing uncertainty. These conditions, if not mitigated or remedied in a timely manner, could delay or preclude delivery of raw materials needed to manufacture our products or delivery of the Company’s products to customers, particularly in international markets. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, or at all, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers become financially unstable, then it may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

Natural outdoor elements such as wind and precipitation may have a material adverse effect on the use and effectiveness of the Company’s products.

The Company’s business will involve the operation and flying of UAVs, a technology-based product used outside. As such, the business is subject to various risks inherent in a technology-based businesses operated in outdoor conditions, including faulty parts, breakdowns and crashes. Although the Company anticipates the use of its UAVs in good climactic conditions and that adequate flying conditions will be monitored by trained personnel, there can be no assurance that unpredictable natural outdoor elements will not have a material adverse effect on the use and effectiveness of its products.

The Company’s products may be subject to the recall or return.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, safety concerns, packaging issues and inadequate or inaccurate labeling disclosure. If any of the Company’s equipment were to be recalled due to an alleged product defect, safety concern or for any other reason, the Company could be required to incur unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management time and attention. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Transport Canada or other regulatory agencies, requiring further management time and attention and potential legal fees, costs and other expenses.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed and released by the Company involve extremely complex software programs and are difficult to develop and distribute. While the Company has quality controls in place to detect and prevent defects in its products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting and preventing defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required, or decide voluntarily, to suspend the availability of the product or services, which could significantly harm its business and operating results.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to legal claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s UAVs rely on complex avionics, sensors, user-friendly interfaces and tightly integrated, electromechanical designs to accomplish their missions. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce the Company’s operating margins.

The existence of any defects, errors, or failures in the Company’s products or the misuse of the Company’s products could also lead to product liability claims or lawsuits against it. A defect, error or failure in one of the Company’s UAV could result in injury, death or property damage and significantly damage the Company’s reputation and support for its UAV in general. The Company anticipates this risk will grow as its UAV begins to be used in Canadian domestic airspace and urban areas. The Company’s UAV test systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors. Although the Company maintains insurance policies, it cannot provide any assurance that this insurance will be adequate to protect the Company from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if the Company is fully insured as it relates to a particular claim, the claim could nevertheless diminish the Company’s brand and divert management’s attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

Shortfalls in available external research and development funding could adversely affect the Company.

The Company depends on its research and development activities to develop the core technologies used in its UAV products and for the development of the Company’s future products. A portion of the Company’s research and development activities can depend on funding by commercial companies and the Canadian government. Canadian government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for Canadian government funding with other Canadian government-sponsored programs in the budget formulation and appropriation processes. Moreover, the Canadian, federal and provincial governments provide energy rebates and incentives to commercial companies, which directly impact the amount of research and development that companies appropriate for energy systems. To the extent that these energy rebates and incentives are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm the Company’s business, financial condition and operating results.

The Company could be prohibited from shipping its products to certain countries if it is unable to obtain Canadian government authorization regarding the export of its products, or if current or future export laws limit or otherwise restrict the Company’s business.

The Company must comply with Canadian federal and provincial laws regulating the export of its products. In some cases, explicit authorization from the Canadian government is needed to export its products. The export regulations and the governing policies applicable to the Company’s business are subject to change. The Company cannot provide assurance that such export authorizations will be available for its products in the future. Compliance with these laws has not significantly limited the Company’s operations or sales in the recent past, but could significantly limit them in the future. Non-compliance with applicable export regulations could potentially expose the Company to fines, penalties and sanctions. If the Company cannot obtain required government approvals under applicable regulations, the Company may not be able to sell its products in certain international jurisdictions, which could adversely affect the Company’s financial condition and results of operations.

Negative consumer perception regarding the Company’s products could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company believes the UAV industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the UAV used. Consumer perception of these products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the use of UAV. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favourable to the UAV market. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, the efficacy, and quality of UAV based surveys in general, or the Company’s products specifically, could have a material adverse effect.

If the Company fails to successfully promote its product brand, this could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company believes that brand recognition is an important factor to its success. If the Company fails to promote its brands successfully, or if the expenses of doing so are disproportionate to any increased net sales it achieves, it would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. This will depend largely on the Company’s ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about the Company or its industry, the quality and reliability of the Company’s technologies, products and services, the Company’s risk management processes, changes to the Company’s technologies, products and services, its ability to effectively manage and resolve customer complaints, its privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with the Company’s products or services, could adversely affect the Company’s reputation and the confidence in and use of the Company’s technologies, products and services. Harm to the Company’s brand can arise from many sources, including; failure by the Company or its partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by the Company’s partners, service providers, or other counterparties. If the Company does not successfully maintain a strong and trusted brand, its business could be materially and adversely affected.

The Company may be subject to electronic communication security risks.

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Cyberattacks could result in unauthorized access to the Company’s computer systems or its third-party IT service provider’s systems and, if successful, misappropriate personal or confidential information. Anyone who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Since the outset of the COVID-19 pandemic, there has been an increase in the volume and sophistication of targeted cyber-attacks. Pandemic-adjusted operations, such as work from home arrangements and remote access to the Company’s systems, may pose heightened risk of cyber security and privacy breaches and may put additional stress on the Company’s IT infrastructure. A failure of such infrastructure could severely limit the Company’s ability to conduct ordinary operations or expose the Company to liability. To date, the Company’s systems have functioned capably, and it has not experienced a material impact to its operations as a result of an IT infrastructure issue. In addition, the outbreak of hostilities between Russia and Ukraine and the response of the global community to such aggression is widely seen as increasing the risk of state-sponsored cyberattacks.

Even the most well-protected IT networks, systems and facilities remain potentially vulnerable because the techniques used in attempted security breaches are continually evolving and generally are not recognized until launched against a target or, in some cases, are designed not to be detected and, in fact, may not be detected. Any such compromise of the Company’s or its third party’s IT service providers’ data security and access, public disclosure, or loss of personal or confidential business information, could result in legal claims and proceedings, liability under laws to protect privacy of personal information, and regulatory penalties, and could disrupt our operations, require significant management attention and resources to remedy any damages that result, and damage our reputation and customers willingness to transact business with us, any of which could adversely affect our business.

The Company’s business could be adversely affected if its consumer protection and data privacy practices are not perceived as adequate or there are breaches of its security measures or unintended disclosures of its consumer data.

The rate of privacy law-making is accelerating globally and interpretation and application of consumer protection and data privacy laws in Canada, the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company’s data and/or consumer protection practices. If so, this could result in increased litigation government or court-imposed fines, judgments or orders requiring that the Company change its practices, which could have an adverse effect on its business and reputation. Complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

The Company relies on its business partners, and they may be given access to sensitive and proprietary information in order to provide services and support to the Company’s teams.

The Company relies on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in some areas of the Company’s business. In some cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to the Company’s teams. These third parties may misappropriate the Company’s information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to the Company’s business operations. Further, disruptions in the financial markets and economic downturns may adversely affect the Company’s business partners and they may not be able to continue honoring their obligations to the Company. Alternative arrangements and services may not be available to the Company on commercially reasonable terms or the Company may experience business interruptions upon a transition to an alternative partner or vendor. If the Company loses one or more significant business partners, the Company’s business could be harmed.

If the Company fails to protect, or incurs significant costs in defending, its intellectual property and other proprietary rights, the Company’s business, financial condition, and results of operations could be materially harmed.

The Company’s success depends, in large part, on its ability to protect its intellectual property and other proprietary rights. The Company relies primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect the Company’s intellectual property and other proprietary rights. However, a portion of the Company’s technology is not patented, and the Company may be unable or may not seek to obtain patent protection for this technology. Moreover, existing Canadian legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide the Company with any competitive advantages, and may be challenged by third parties. The laws of countries other than Canada may be even less protective of intellectual property rights. Accordingly, despite its efforts, the Company may be unable to prevent third parties from infringing upon or misappropriating its intellectual property or otherwise gaining access to the Company’s technology. Unauthorized third parties may try to copy or reverse engineer the Company’s products or portions of its products or otherwise obtain and use the Company’s intellectual property. Moreover, many of the Company’s employees have access to the Company’s trade secrets and other intellectual property. If one or more of these employees leave to work for one of the Company’s competitors, then they may disseminate this proprietary information, which may as a result damage the Company’s competitive position. If the Company fails to protect its intellectual property and other proprietary rights, then the Company’s business, results of operations or financial condition could be materially harmed. From time to time, the Company may have to initiate lawsuits to protect its intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact the Company’s results of operations.

In addition, affirmatively defending the Company’s intellectual property rights and investigating whether the Company is pursuing a product or service development that may violate the rights of others may entail significant expense. Any of the Company’s intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If the Company resorts to legal proceedings to enforce its intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to the Company and divert the attention and efforts of the Company’s management and technical employees, even if the Company prevails.

Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

The Canadian Intellectual Property Office (“CIPO”), the United States Patent and Trademark Office (“USPTO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the CIPO, the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on the Company’s international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If the Company fails to maintain the patents and patent applications covering its product candidates, its competitors might be able to enter the market, which would have a material adverse effect on the Company’s business.

While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of a patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.

Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.

The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit the Company’s ability to use certain technologies in the future.

The Company may become subject to claims that its technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert the Company’s management’s attention away from the execution of its business plan. Moreover, any settlement or adverse judgment resulting from these claims could require the Company to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit the Company’s use of the technology. The Company cannot assure that it would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that the Company would be able to develop alternative technology on a timely basis, if at all, or that the Company would be able to obtain a license to use a suitable alternative technology to permit the Company to continue offering, and the Company’s customers to continue using, the Company’s affected product. An adverse determination also could prevent the Company from offering its products to others. Infringement claims asserted against the Company may have a material adverse effect on its business, results of operations or financial condition.

The Company may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on all of the Company’s product candidates throughout the world would be prohibitively expensive. Therefore, the Company has filed applications and/or obtained patents only in key markets including the United States and Canada. Competitors may use the Company’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and their products may compete with products of the Company.

Failure to adhere to the Company’s financial reporting obligations and other public company requirements could adversely affect the market price of the Common Shares.

The Company is subject to reporting and other obligations under applicable securities laws in Canada and the United States, and the rules of the CSE and the Nasdaq. These reporting and other obligations place significant demands on the Company’s management, administrative, operational and accounting resources. If the Company is unable to meet such demands in a timely and effective manner, its ability to comply with its financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause the Company to fail to satisfy its reporting obligations or result in material misstatements in its financial statements. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in its reported financial information, which could result in a reduction in the trading price of the Common Shares.

In addition, the Company does not expect that its disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a control system, misstatements due to errors or fraud may occur and may not be detected in a timely manner or at all.

We have limited operating experience as a publicly traded company in the U.S.

We have limited operating experience as a publicly traded company in the U.S. Although our management team have experience managing a publicly-traded company, there is no assurance that the past experience of our management team will be sufficient to operate the Company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”). We are required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations and comply with the listing standards of the Nasdaq. These requirements place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage the Company as a U.S. public reporting company that is subject to significant regulatory oversight and reporting obligations.

If the Company is required to write down goodwill and other intangible assets, the Company’s financial condition and results could be negatively affected.

Goodwill impairment arises when there is deterioration in the capabilities of acquired assets to generate cash flows, and the fair value of the goodwill dips below its book value. The Company is required to review its goodwill for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, increased competition, loss of key personnel, and regulatory action. Should any of these occur, an impairment of goodwill relating to the acquisition of Dronelogics Systems Inc. could have a negative effect on the assets of the Company.

From time to time, the Company may become involved in legal proceedings, which could adversely affect the Company.

The Company may, from time to time in the future, become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on the Company’s business, operating results, or financial condition.

The Company’s directors and officers may have conflicts of interest in conducting their duties.

Because directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other technology companies, the directors and officers of the Company may have conflicts of interest in conducting their duties. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against a particular matter in which the director has the conflict. In appropriate cases, the Company will establish a special committee of independent directors to review a particular matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Our Articles provide that the Company must indemnify a director or former director against all judgments, penalties or fines to which such person is or may be liable by reason of such person being or having been a director of the Company and the executive officers and directors may also have rights to indemnification from the Company, including pursuant to directors’ and officers’ liability insurance policies, that will survive termination of their agreements.

Risks Related to Our Common Shares

The market price of the Common Shares may be highly volatile.

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including but not limited to

●	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	actual or anticipated changes or fluctuations in our results of operations;
●	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
●	rumors and market speculation involving us or other companies in our industry;
●	changes in our executive management team or the composition of the board of directors of the Company (the “Board”);
●	fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	general market conditions and macroeconomic trends driven by factors outside our control, such as the COVID-19 pandemic and/or geopolitical conflicts, including supply chain disruptions, market volatility, inflation, and labor challenges, among other factors;
●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of competitors;
●	announced or completed acquisitions of businesses or technologies by us or our competitors;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	shareholder activism and related publicity;
●	foreign exchange rates; and
●	other risk factors as set out in this Annual Report and in the documents incorporated by reference into this Annual Report.

If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. This could harm our business, results of operations and financial condition.

There is no guarantee that an active trading market for our Common Shares will be maintained on the CSE and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

Our Common Shares are currently listed on the CSE, Nasdaq, and the Frankfurt Stock Exchange, however, our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all and there can be no guarantee that an active trading market for the Common Shares may be maintained. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the CSE, the Nasdaq or any other public listing exchange.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our Common Shares to fall.

The market price of our Common Shares could decline as a result of issuances of securities or sales by our existing shareholders in the market, including by our directors, executive officers and significant shareholders, or the perception that these sales could occur. Sales of our Common Shares by shareholders might also make it more difficult for us to sell Common Shares at a time and price that we deem appropriate. We also expect to issue Common Shares in the future. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares.

We may never pay dividends over the foreseeable future.

Investors should not rely on an investment in our Common Shares to provide dividend income. The Company does not anticipate that it will pay any cash dividends to holders of its Common Shares in the foreseeable future. Instead, the Company plans to retain any earnings to maintain and expand its operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on its Common Shares. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase the Company’s Common Shares.

The Company may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Company’s Common Shares to potentially significant adverse U.S. federal income tax consequences.

If the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Company continued to be a PFIC), to certain adverse US federal income tax consequences. The Company will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). Based upon the current and expected composition of the Company’s income and assets, the Company believes that it was not a PFIC for the taxable year ended December 31, 2021 and expects that it will not be a PFIC for the current taxable year. Nevertheless, because the Company’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Company’s assets and income, and the value of the Company’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Company may be a PFIC in any taxable year. The determination of whether the Company will be or become a PFIC may also depend, in part, on how, and how quickly, the Company uses its liquid assets and the cash raised in an offering. If the Company determines not to deploy significant amounts of cash for active purposes, the Company’s risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Company will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Company’s classification of certain income and assets as non-passive, which may result in the Company being or becoming a PFIC in the current or subsequent years.

If the Company is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The Company is incorporated under the laws of British Columbia, Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers and most of the experts named in this Annual Report reside outside of the United States and all or a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this Annual Report.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”)); (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.

We will incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, particularly if or when we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses, in addition to those we currently incur as a Canadian public company, that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC and Nasdaq impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations in both Canada and the United States.

For example, pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, becoming a public company in the United States will increase legal and financial compliance as well as regulatory costs, such as additional Nasdaq fees, and will make some of our public company obligations more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards in both Canada and the United States, and this investment may result in increased general and administrative expenses and increased diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with public company laws, regulations and standards in the United States are insufficient, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company in the United States and complying with applicable rules and regulations will make it more expensive for us to obtain sufficient levels of director and officer liability insurance coverage. This factor could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We currently qualify as a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our securities as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. federal securities laws and Nasdaq listing rules and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption in part. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all U.S. corporate governance requirements.

At some point in the future, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase our costs of being a public company in the United States.

Item 4.	Information on the Company

4.A.	History and Development of the Company

Name, Address and Incorporation

The Company was incorporated as Drone Acquisition Corp. (“DAC”) under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. (“Former Draganfly”). Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares (the “Preferred Shares”). Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.  The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

General Development of the Business of the Company

Founded in 1998, we believe that Former Draganfly, is recognized as one of the first commercial multi-rotor manufacturers and has a legacy for its innovation and superior customer service. Zenon Dragan is the founder of Former Draganfly and is a recognized leading expert on UAV.

Former Draganfly introduced its first systems in 1999 and since evolved and shaped the UAV industry. The Company’s aircraft are widely used by public safety agencies worldwide and we believe that we were one of the first UAV to receive a FAA (Federal Aviation Administration) Certificate of Authorization in the fall of 2009 with the Mesa County Colorado Sheriff’s Office. In 2013, the Royal Canadian Mounted Police flew one of the Company’s drones to locate and save the life of an accident victim.

We believe that Draganfly aircraft have achieved many industry firsts, including:

●	one of the first public safety UAV to shoot aerial photos documenting a manned aircraft accident in an urban area;

●	one of the first UAV operated by a public safety organization flown at night to locate and save a life;

●	one of the first UAV helicopter to be granted a county wide U.S. FAA Certificate of Authorization;

●	named as a test platform at one of the U.S. FAA’s certified test sites;

●	one of the first to have a drone included in the Smithsonian National Air and Space Museum; and

●	four of the first six compliance certifications for its products issued by Transport Canada.

Three Year History

A detailed description on the significant developments of the business of the Company over the last three completed financial years is set out below.

Financial year ended December 31, 2019

On August 15, 2019, DAC, its wholly-owned subsidiary 1187607 B.C. Ltd. (“Subco”) and Former Draganfly completed a business combination transaction (the “Going Public Transaction”) pursuant to a business combination agreement dated January 31, 2019 among the Company, Subco and Former Draganfly (the ”Combination Agreement”) whereby: (i) Former Draganfly completed settlement of certain overdue debt in the aggregate of $2,779,726; (ii) Former Draganfly continued to British Columbia (being the corporate law jurisdiction of the Company and Subco); (iii) Subco amalgamated (the “Amalgamation”) with Former Draganfly to form the amalgamated wholly-owned subsidiary of the Company, Draganfly Innovations Inc.; and (iv) the Company changed its name to “Draganfly Inc.”

Under the Amalgamation, holders of common shares of Former Draganfly (“Former Draganfly Shares”) (other than dissenting shareholders) received 1.794 Common Shares for each Former Draganfly share held by such Former Draganfly shareholder. Consequently, the Company owns 100% of Draganfly Innovations Inc. and the Former Draganfly shareholders became shareholders of the Company.

The Company completed a non-brokered private placement offering on May 22, 2019 and August 6, 2019 (the “Subscription Receipt Offering”) of securities raising aggregate gross proceeds of $7,025,749.50 through the issuance of 14,051,499 subscription receipts of the Company (“Subscription Receipts”) at a price of $0.50 per Subscription Receipt. The Subscription Receipt Offering was required in order to satisfy closing conditions of the Going Public Transaction. Each subscription receipt automatically converted, without payment of additional consideration and without any further action on the part of the holder, into one unit of the Company upon the completion of the Going Public Transaction and the listing of the Common Shares on the CSE. Each unit consisted of one Common Share and one transferable Common Share purchase warrant. Each warrant entitled the holder to purchase one Common Share at a price of $0.50 for a period 12 months following the issuance of the warrants.

The Company completed the listing of its Common Shares for trading on the CSE under the symbol “DFLY” on November 5, 2019.

The Board and the Company’s senior management were reconstituted in conjunction with the completion of the Going Public Transaction to consist of four directors, Cameron Chell, Denis Silva, Scott Larson and Olen Aasen, and Cameron Chell as Chairman and CEO and Paul Sun as CFO and Corporate Secretary.

On November 7, 2019, the Company announced that Andrew Hill Card Jr. was appointed to the Board.

On November 15, 2019, the Company completed the listing of its Common Shares for trading on the Frankfurt Stock Exchange under the trading symbol “3U8”.

Financial year ended December 31, 2020

On January 9, 2020, the Company completed the listing of its Common Shares for trading on the OTCQB Venture Market of the OTC Markets under the symbol “DFLYF”.

On March 26, 2020, the Company announced that it had been selected as the exclusive global systems integrator for a project with Vital Intelligence Inc. (“Vital”), a healthcare data services and deep learning company, in conjunction with the University of South Australia, using technology developed with help from the Australian Department of Defence Science and Technology Group.

On April 30, 2020, the Company completed the acquisition of all of the shares of Dronelogics Systems Inc. for a purchase price of $2,000,000 paid by way of a cash payment of $500,000 and 3,225,438 Common Shares at a deemed price of $0.50 per Common Share. In connection with the acquisition, Justin Hannewyk, President of Dronelogics Systems Inc., was appointed to the Board.

On June 18, 2020, the Company announced that John M. Mitnick was appointed to the Board.

On July 3, 2020, the Company announced that Scott Larson, a director of the Company, was appointed President of the Company.

On July 6, 2020, Draganfly completed a non-brokered private placement of 961,538 Common Shares at a price of $0.52 per Common Share for gross proceeds of $500,000.

On July 16, 2020, Draganfly completed an issuance of shares for a debt transaction for payment of a third-party strategic vendor’s invoices. Draganfly issued an aggregate of 555,409 Common Shares at a deemed price of $0.55 per Common Share to settle $305,475.03 of outstanding debt.

On December 2, 2020, the Company announced that it had completed an initial closing of its Regulation A+ offering of units of the Company (the “Regulation A+ Offering”). The Company issued 2,556,496 units at price of US$0.47 per unit for gross proceeds in the amount of US$1,201,553 in the first closing. Each unit is comprised of one Common Share and one Common Share purchase warrant, with each warrant entitling the holder to acquire one Common Share at a price of US$0.71 per Common Share until November 30, 2022. The Common Shares and Warrants issued in connection with the offering were subject to a nine month hold period which expired on August 30, 2021.

On December 22, 2020, the Company announced that it had been selected by Coldchain Technology Services, LLC (“Coldchain”) to immediately develop and provide flight services of a robust vaccine delivery payload for use in critical regions for drone delivery of the COVID-19 vaccine.

Financial year ended December 31, 2021

On January 6, 2021, the Company announced the awarding of a new patent for a vertical take-off and landing cargo delivery drone with variable center of gravity.

On January 21, 2021, the Company announced that it had been selected to provide engineering and development services for a drone-based air support defense system for Integrated Launcher Solutions Inc. (“ILS”). The Company entered into a memorandum of understanding with ILS with the objective to create the terms and conditions surrounding a project management and development agreement for the production of ILS’s multi-launching air support defence system.

On March 2, 2021, the Company announced that it will be the exclusive supplier of drones to Woz ED’s drone program across its national K-12 curriculum with the expected deployment of approximately 3000 drones in 2021. The Company entered into a memorandum of understanding with Woz ED with the objective to create the terms and conditions surrounding a business agreement. The memorandum of understanding automatically terminated after 60 days.

On March 9, 2021, the Company announced that it had completed the final closing of the Regulation A+ Offering. The Company issued 32,443,457 units at price of US$0.47 per unit for gross proceeds in the amount of approximately US$15.3 million in the final closing. Each unit is comprised of one Common Share and one Common Share purchase warrant, with each warrant entitling the holder to acquire one Common Share at a price of US$0.71 per Common Share for a period of two years from the date of issuance. The Common Shares and Warrants issued in connection with the offering were subject to a nine month hold period.

On March 9, 2021, the Company also announced that it has entered into an asset purchase agreement with Vital to purchase all the assets of Vital (the “Vital Asset Acquisition”) in consideration for: (a) a cash payment of $500,000 with $50,000 paid upon execution of the asset purchase agreement, $200,000 to be paid at closing and $250,000 to be paid on the six-month anniversary date of closing; and (b) 6,000,000 units of the Company with each unit being comprised of one Common Share and one common share purchase warrant. Each warrant will entitle the holder to acquire one Common Share for a period of 24 months following closing at an exercise price of $2.67 per Common Share and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow following closing with 1,500,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The Company completed the Vital Asset Acquisition on March 25, 2021.

On March 23, 2021, the Company announced that it signed a services deal to deploy EagleEye™ AI flight services with Windfall Geotek Inc. Windfall Geotek Inc. contractually agreed to have Draganfly provide $1,000,000 in flight services over the course of the next year with $500,000 already directly funded and allocated.

On May 13, 2021, the Company announced that it entered into a definitive agreement with Coldchain to develop, deploy and operate solutions for the delivery of medical supplies, medicine, and vaccines. The definitive agreement provides for phase one of a planned five-phase roll-out for the comprehensive development, deployment, and operation of a medical drone delivery service as well as the development of a solution for the timely delivery of medical supplies, medicine, and vaccines. Phase one will also include working with various regulatory bodies, including the FAA, to obtain licenses and approvals for initial non-commercial beta test delivery routes. Phase one has a value of US$125,000, to be executed over a maximum of 10 months and the parties have agreed to negotiate an extension to the definitive agreement for phase two prior to the expiry of phase one. Under phase two, Coldchain will commit to purchasing no less than US$625,000 in equipment and services from Draganfly.

On May 19, 2021, the Company announced that it signed a contract with ILS for the development, prototyping, and eventual production of a non-lethal 40 mm multi-launching systems that can be mounted and deployed from drones, drone systems, robots, robotic systems, and other stationary platforms or similar systems. As part of the contract, Draganfly provided ILS with strategic vendor financing of US$150,000 to assist in the development of the project and in consideration ILS granted Draganfly a worldwide royalty equal to 8% of the gross revenue received from the project for a period of five years from earlier of the repayment date or maturity date of the loan. The loan is secured against the intellectual property related to the project.

On July 22, 2021, the Company announced the expected listing of its Common Shares on the Nasdaq, subject to meeting the final listing requirements of the Nasdaq.

On July 27, 2021, the Company announced that in connection with the proposed listing of the Common Shares on the Nasdaq, the Company will consolidate its Common Shares effective July 29, 2021 (the “Consolidation”) on a basis of one new Common Share for every five then issued and outstanding Common Shares under a new CSE stock symbol “DPRO”.

On July 29, 2021, the Company announced that its application to list its Common Shares on the Nasdaq was approved by The Nasdaq Stock Market LLC and the Common Shares began trading on July 30, 2021 under the ticker “DPRO”.

On August 3, 2021, the Company announced that it completed an underwritten public offering in the United States (the “US Offering”) of 5,000,000 post-Consolidation Common Shares at a price of US$4.00 per Common Share, for total gross proceeds of approximately US$20,000,000, before deducting underwriting discounts and expenses of the US Offering. ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the US Offering.

On August 12, 2021, the Company announced that it launched its new, North American designed and built, Draganflyer Commander2 drone system. The Draganflyer Commander2 is a small Unmanned Aerial System (sUAS) and replaced the Company’s Commander platform launched in 2015.

On September 9, 2021, the Company announced that Julie Myers Wood was appointed to the Board and that Justin Hannewyk resigned from the Board.

On September 15, 2021, the Company announced that the over-allotment option granted to the underwriters in connection with the US Offering was exercised in respect of 95,966 post-Consolidation Common Shares. The exercise of the over-allotment at US$4.00 per Common Share produced additional gross proceeds of US$383,864, bringing the aggregate gross proceeds to Draganfly under the US Offering to US$20,383,864, before deducting underwriting discounts and expenses of the US Offering.

On September 22, 2021, the Company announced that it entered into an exclusive manufacturing agreement with Valqari LLC (“Valqari”) to produce Valqari’s Drone Delivery Stations. As per the manufacturing agreement, Draganfly will be the exclusive manufacturer of Valqari’s Drone Delivery Stations. Valqari will be ordering at least $400,000 of manufacturing services during the initial phase of the agreement.

On October 12, 2021, the Company announced that it signed a minimum $9 million manufacturing agreement with Digital Dream Labs, Inc. (“DDL”) to design and develop an AI consumer companion robot drone. As per the terms of the agreement, Draganfly will be the exclusive manufacturer and assembler of the drone. DDL will order at least 50,000 units annually with delivery starting in 2022. The drone will be integrated into DDL’s existing product family, including support, sales and distribution channels used for its other consumer robots. Draganfly has also been granted a right of first refusal to become the exclusive manufacturer and assembler of subsequent drone or UAV-based robots to be added to DDL’s product portfolio. The parties have entered into a binding letter agreement reflecting the above terms and will use commercially reasonable efforts to enter into a definitive agreement. The binding letter agreement will govern the relationship between DDL and Draganfly and there can be no assurance that a definitive agreement will be completed or entered into amongst the parties.

January 1, 2022 to the Effective Date

On March 22, 2022, the Company announced that it had received an order for the Company’s Medical Response and Search and Rescue Drones from Coldchain for immediate deployment with Revived Soldiers Ukraine. Draganfly will provide an immediate combined total of 10 North American-made Medical Response and Search and Rescue Drones. In addition, Draganfly will be donating three drone systems to Revived Soldiers Ukraine. The total initial order size (subject to conditions) is up to 200 units.

Significant Acquisitions During 2021

Draganfly did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators.

Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the CSE under the symbol “DPRO”. The following table sets forth the price range (high and low prices) in Canadian dollars of the Common Shares (on a post-Consolidation basis) and volume traded on the CSE, for the periods indicated (as reported by the CSE).

Period	High (C$)	Low (C$)	Volume
2021
January	20.25	3.85	11,400,861
February	21.25	10.65	3,947,466
March	19.10	9.00	2,285,062
April	12.40	6.85	1,072,256
May	10.75	7.30	1,010,472
June	10.40	7.95	763,940
July(1)	9.45	4.60	1,006,700
August	5.28	3.35	624,806
September	5.25	3.80	557,116
October	4.77	3.42	475,773
November	4.85	2.94	777,859
December	3.83	2.05	658,328
2022
January	2.22	1.34	556,191
February	1.75	1.35	184,388
March 1-25	4.80	1.50	2,041,588

Note:

(1)	Effective July 29, 2021, the Company completed the Consolidation on a basis of one new Common Share for every five then issued and outstanding Common Shares and changed its stock symbol on the CSE from “DFLY” to “DPRO”.

Prior Sales

The following table summarizes the issuances of unlisted securities (on a post-Consolidation basis) for the year ended December 31, 2021:

Date of Issuance	Securities	Number of Common Shares Issued/Issuable or Aggregate Amount	Price/Exercise Price per Security
February 2, 2021	Options(1)	30,000	C$	13.20
February 5, 2021	Warrants(2)	1,323,275	US$	3.55
March 5, 2021	Warrants(2)	5,154,321	US$	3.55
March 8, 2021	Options(1)	10,000	C$	13.90
March 11, 2021	RSUs(1)	98,668		N/A
March 22, 2021	Warrants(3)	1,200,000	C$	13.35
April 27, 2021	Options(1)	182,000	C$	10.15
April 27, 2021	RSUs(1)	10,000		N/A
July 29, 2021	Broker Warrants(4)	250,000	US$	5.00
September 3, 2021	RSUs(1)	165,000		N/A
September 9, 2021	Options(1)	25,826	C$	4.84
September 9, 2021	RSUs(1)	25,826		N/A
September 14, 2021	Broker Warrants(4)	4,798	US$	5.00

Notes:

(1)	Issued pursuant to the amended and restated share compensation plan of the Company (the “Share Compensation Plan”).
(2)	Issued pursuant to the Regulation A+ Offering.
(3)	Issued pursuant to the Vital Acquisition.
(4)	Issued pursuant to the US Offering.

Escrowed Securities

The following table summarizes the Company’s securities (on a post-Consolidation basis) that remain in escrow or subject to restrictions on transfer as of the date hereof:

Designation of Class	Number of securities held in escrow or that are subject to contractual restriction on transfer		Percentage of Class(4)
Common Shares	402,521	(1)	1.2%
Common Shares	2,800,000	(2)	8.4%
Common Shares	900,000	(3)	2.7%
Warrants	900,000	(3)	100%

Notes:

(1)	In connection with the listing of the Common Shares for trading on the CSE, an aggregate of 1,341,734 post-Consolidation Common Shares were deposited in escrow with TSX Trust Company (Endeavor Trust Corporation subsequently replaced TSX Trust Company as escrow agent). 10% of such Common Shares were released from escrow on the date the Common Shares were listed on the CSE, and 15% will be release from escrow every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings.
(2)	Pursuant to the terms of the Combination Agreement, certain shareholders of Former Draganfly and the Company agreed to voluntary trading restrictions on their Common Shares for a period of three years with 5% of such Common Shares released on the date of listing of the Common Shares on the CSE and then 15% released every six months thereafter until month 36 when the remaining 20% will be released.
(3)	In connection with the Vital Asset Acquisition, 900,000 post-Consolidation Common Shares and 900,000 post-Consolidation warrants were deposited in escrow with DLA Piper (Canada) LLP, as escrow agent, to be released upon the Company reaching certain revenue milestones received from the purchased assets.
(4)	Percentages based on 33,197,984 Common Shares issued and outstanding as of March 28, 2022.

Dividends

The Company has not declared or paid a dividend. Other than the requirements of the BCBCA, there are no restrictions on the Company that would prevent it from paying a dividend. However, as of April 3, 2022, the Board intends to retain any future earnings (when available) for reinvestment in the Company’s business, and therefore, it has no current intention to declare or pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends on the Common Shares will be at the sole discretion of the Board of Directors after considering a variety of factors and conditions existing from time to time including its earnings, financial condition and other relevant factors.

Legal Proceedings and Regulatory Actions

Draganfly is not, and has not been at any time within the most recently completed financial year, a party to any legal proceedings, nor is or was Draganfly’s property the subject of any legal proceedings, known or contemplated, that involves a claim for damages exclusive of interest and costs that met or exceeded 10% of the Company’s current assets.

Further, there have not been any (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2020, (b) any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2021.

Interests of Management and Others in Material Transactions

Other than as set forth herein, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the Common Shares or any associate or affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

Auditor, Transfer Agent and Registrar

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1.

Endeavor Trust Corporation is the transfer agent and registrar for the Common Shares at its principal office in Vancouver, British Columbia.

Interests of Experts

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or related to, the Company’s most recently completed financial year other than Dale Matheson Carr-Hilton Labonte LLP, the Company’s auditors.

Dale Matheson Carr-Hilton Labonte LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant bodies in Canada and any applicable legislation or regulations.

Denis Silva, a director of the Company, is a lawyer at DLA Piper (Canada) LLP, which law firm provides legal services to the Company. As of the date hereof, the associates and partners of DLA Piper (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Additional Information

Additional information about the Company is available on SEDAR at www.sedar.com and on our website at www.draganfly.com. We do not incorporate the contents of our website or of www.sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Draganfly’s securities and securities authorized for issuance under equity compensation plans, where applicable, will be contained in Draganfly’s information circular for the next annual meeting of shareholders that involves the election of directors and additional information as provided in Draganfly’s comparative financial statements for its most recently completed financial year. Draganfly will provide this information to any person, upon request made to the Chief Financial Officer of Draganfly at 2108 St. George Avenue Saskatoon, Saskatchewan S7M 0K7. The documents will also be located on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the period ended December 31, 2021, which are also available on SEDAR.

4.B.	Business Overview

General

The Company is a manufacturer, contract engineering, and product development company within the UAV and health space, serving the public safety, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. We provide sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. Our mission is to deliver products that provide vital information to our customers with the hopes of saving time, money and lives.

Drone Industry Overview

Drones or UAV have rapidly evolved from a military origin to commercial and civil government applications from security to farming. The increased automation of drones provides additional value to existing workflows, triggering more widespread adoption. A global shift to sustainable and eco-friendly options has further increased demand for drone usage.

Drone applications are being utilized in multiple industries on a global basis. A portion of manned military aircraft (“MMA”) created the drone industry as a safe, inexpensive option. Defense will remain the largest market over the foreseeable future. However, the mobile phone industry created an affordable technology stack for drones. The ability to carry a camera enabled many people to utilize the platforms for media production and beyond. That demand initiated in the consumer market and has migrated along with technological advancements into the growth of commercial drone industry.

The major segments of the drone market are drone hardware, software and services. Drone hardware are the physical goods, including drone platforms, aerial mobility platforms and components and systems. The software segment includes flight planning, navigation and computer vision, unmanned traffic management (“UTM”), fleet operations, ecosystems, networks and software development kits (“SDKs”). The services aid the drone hardware and software manufacturers. They include drone service providers (“DSPs”), system integrators, pilot training providers, retailers and marketplaces, coalitions and organizations, drone test sites, insurance providers and university/educational facilities.

Drone application methods are being used by a variety of industries today. There are approximately eight methods that are garnering the most attention: mapping, surveying, inspection, filming/photography, dispensing/spraying, warehousing, monitoring/detection, and delivery. These applications are being used today by the civil government, educational facilities, agricultural, construction, health care, real estate, energy, transportation, insurance, security, and scientific industries. According to Drone Industry Insights, the fastest growing drone application method will be delivery and is forecasted at 28.6% CAGR over the next five years1; however, this will not happen without intense industry scrutiny and regulation.

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quadcopters, fixed wing aircrafts, ground based robots, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. In addition, Draganfly has launched a health/telehealth platform. The initial focus of the platform is a COVID-19 screening set of technologies that remotely detects a number of key COVID-19 respiratory symptoms. The Company is also offering sanitary spraying services to indoor and outdoor public gathering spaces such as sport stadiums and fields to provide additional protection against the spread of contagious viruses such as COVID-19.

1 See Global Drone Market Report 2020-2025

The Company generates revenues across the following categories

	Revenues
	Fiscal year ended December 31,
Category of Activity	2021	2020	2019
Product Sales	$5,103,399	$3,087,223	$248,939
Drone Services	$1,304,799	$630,532	-
Engineering Services	$645,667	$645,756	$1,131,488

The Company did not derive significant revenue from any customers that exceed 10% of total revenues for the year ended December 31, 2021. At December 31, 2020 the Company had one custom engineering customer from which it received revenues in excess of 10% of total revenues for the fiscal year ($474,701).

Draganfly Products

Quadcopters and Multirotors

The Company is among the longest-running manufacturers of quadcopters and multirotor drones in the world. Draganfly’s quadcopters and multirotor drones include the following:

●	Draganflyer Commander2 – The Draganflyer Commander2 is a multi-mission, high-endurance, electric sUAS that combines the signature design elements of our past Draganflyer systems with the most advanced features to date. The Commander2 can be used for numerous applications across many industries including agriculture, public safety, and aerial 3D modeling. Paired with powerful MAVLink-based flight planning software, the Draganflyer Commander2 supports both fully- and semi-automated missions, as well as manual flight operations with a pilot in the loop for a high level of system control to handle any operational task.

●	Draganflyer Commander – a high-endurance, electric, autonomous quadcopter drone built on Draganfly’s patented carbon fiber folding airframe with interchangeable payloads for a variety of missions requiring high resolution imagery, including surveying, 3D mapping, industrial inspection, search and rescue, and high-endurance public safety applications.

●	Draganflyer X4-P – semi-autonomous quadcopter with 18-minute flight time ideal for medium projects.

●	Quantix™ Mapper – exclusive to Draganfly through its partnership with AeroVironment, it is a fully-automated drone that is designed for mapping.

●	Tango2 – a high endurance, dual battery, sUAS capable of carrying a wide array of payload systems. The aircraft utilizes the Draganfly intelligent power management system to extend flight time while increasing safety. This sUAS is ideal for agricultural monitoring and research, mapping, surveying, environmental monitoring, and search and rescue.

Universal Control System

The Draganfly Universal Control System is a complete, handheld ground control system that is built to integrate with other software and hardware systems. The Draganfly Universal Control System is designed to provide precise control over sUAS helicopters, fixed-wing, and ground-based robots. Draganfly software provides sophisticated flight planning, automated takeoff, grid following, waypoints, landing, data collection, and video downlink.

Software

The Draganfly Surveyor drone flight planning software is an intuitive, easy to use, application that enables customers to quickly plan, fly, and process meaningful data. Based on the project, camera type, optics, and altitude, the drone software determines the appropriate camera shutter interval, aircraft speed, and flight plan to capture the optimum required photo overlap to generate 2D and 3D maps and models. The Draganfly Surveyor directly integrates with Pix4Dmapper for survey-grade results and can be used alongside other third-party photogrammetry programs.

Vital Intelligence

Draganfly installs standalone and airborne health assessment systems at locations such as universities, hotels, casinos, family entertainment complexes, shopping centers, and other high-traffic locations. These systems effectively measure social distancing and visitors’ vital signs like temperature, cough, and respiratory rate to identify high-risk visitors. Vital Intelligence is a data platform that turns an existing camera into a touchless symptom detection system, measuring vital signs and social distancing. Draganfly integrates this technology into a variety of platforms and camera systems – both on the ground and in the air – to assess people coming into and traveling throughout a facility.

Draganfly Services

Custom Engineering

Draganfly is a contract engineering partner for government agencies, enterprise organizations, academic institutions, and businesses of all sizes. The Draganfly team’s truest capabilities are actualized during the engineering process as hardware designers, software designers, engineers, project managers, and vertical-specific experts come together to build custom drone solutions for its partners. Draganfly’s end-to-end engineering services include:

●	Hardware design: Component, product, and system design.

●	Software design: Custom software and interface design.

●	Development: Including integration with third party platforms, PixX4D, Pixhawk, Ardupilot, DJI and more.

●	Modeling: 3D design and modeling of mechanical components.

●	ITAR (International Traffic in Arms Regulations) equipment management: Approved handling and integration of ITAR, and Controlled Goods technologies.

●	Support: Testing, training, documentation, and repairs.

Training

Draganfly offers custom-designed training packages that are tailored to specific operations and use cases. The Company also offers basic training for new UAV owners, up to advanced classes for users who understand the fundamentals and are looking for new ways to increase flight efficiency or comply with federal regulations.

Flight Services

Draganfly has a team of qualified pilots that conduct flights on behalf of its customers. The team specializes in working with emergency services including police, fire, and search and rescue personnel. Draganfly also supports industrial applications, utility and power companies, environmental and agricultural entities and others.

Spraying Services

Draganfly operates, in partnership with a leader in natural and organic disinfectants, to administer a sanitization spraying service in large public venues by misting a surface spray across the entire venue in four to six hours.

Principal Markets

Draganfly has more than 20 years of experience designing and manufacturing professional drones for military, public safety, energy, agriculture, and insurance. Draganfly has sold products and services to a number of countries but predominantly focuses on the North American market given its geographical location.

Military and Government

Military and government contractors have partnered with Draganfly to improve personnel and infrastructure safety. Draganfly works with partners to design and manufacture custom airframes, design and develop payloads, and manage complex flight operations. Draganfly team members hold advanced pilot certificates and are approved to fly in controlled airspace and at airports. Since the Company’s development team is cleared by Canada’s Controlled Goods Program, the team is permitted to handle ITAR equipment and technologies, and the Company’s facilities are built to protect those technologies and ensure they are only handled by approved personnel.

Public Safety

In 2013, the Royal Canadian Mounted Police flew one of the Company’s drones to locate and save the life of an accident victim, which we believe was one of the first times a public safety organization used a UAV to save a life. Years later, the Company is still a leader in using drone technology to keep the public safe. Draganfly works with its partners to identify unknowns, such as substances, spills, packages, and chemicals while not putting human lives at risk. Draganfly builds aerial and ground systems with custom payloads and sensors to scan scenes, survey public events, locate objects, and clear debris faster and more safely than on-the-ground manpower. The Company also empowers its partners to maximize existing infrastructures via custom API integrations that ensure Draganfly’s technology enhances their safety systems.

Environmental and Energy

Draganfly offers a suite of commercial UAV solutions for energy companies and those servicing the energy market, like surveyors and consultants. Draganfly equips energy companies with the hardware and software they need to optimize existing operations, improve safety, and respond after a natural disaster. Partners can use Draganfly hardware and 3D modeling software to remotely inspect sites that would put human lives at risk. They also conduct environmental monitoring with Draganfly’s sample collection solutions, assessing water and ground pollution, gas composition, infrastructure, and other environments.

Agriculture

Draganfly works with its partners to collect high-quality data, using multi- and hyper-spectral imaging, 3D modeling, and a suite of sophisticated sensor technology that assesses environmental factors. Seed companies use Draganfly technology to optimize growth season, measuring seed trial results throughout the research and development process. Farmers can use Draganfly flight and data collection services to monitor hectares of land year-round, assessing factors like fertilizer efficiency, weed production, and more.

Operations

Canadian Operations

Draganfly Innovation Inc.’s products are manufactured at its machine shop within its leased head office based in Saskatoon, Saskatchewan, Canada. Draganfly Innovations Inc. operates the fully operational facility located at 2108 St. George Avenue, Saskatoon, SK S7M 0K7. This facility is to be used only for the purposes of Draganfly Innovations Inc. operating its business of design, development, production, distribution, sale and/or licensing of drones or robots, or such other use as permitted by the landlord from time to time.

Dronelogics Systems Inc.’s products and services are provided through its leased space located at Unit 319, 2999 Underhill Avenue, Burnaby, British Columbia.

United States Operations

The Company, through its wholly-owned subsidiary, Draganfly Innovations USA Inc., has an office in Palm Beach Gardens, Florida that currently stores some inventory for operations in the United States.

The Company has derived its revenues across the following primary geographic market segments for the last three fiscal years:

	Revenues
	Fiscal year ended December 31,
Region	2021	2020	2019
Canada	$4,937,935	$2,270,862	$127,118
United States	$2,071,492	$1,982,404	$1,251,199
International	$44,438	$110,245	$2,110

Competitive Conditions

Although Draganfly is acknowledged as a drone industry pioneer that we believe was the first to develop the commercial multi rotor helicopter, there are now many drone hardware companies in the world. As technology has improved and costs for hardware and software have come down, the line between consumer and commercial drones has blurred. Historically, Draganfly has serviced early adopters in the public safety industry. At this stage of the commercial drone adoption curve, the average public safety organization (local, regional, and even federal law enforcement, for example), are quite budget conscious. Hence, these organizations tend to use lower cost drones that have become quite sophisticated that can accomplish most of their use cases. The dominant company in the industry is DJI, the Chinese drone company that is reputed to own over 70% of the consumer and now commercial drone market. The majority of DJI’s drones are geared towards broad applications involving the masses. Draganfly has moved away from competing directly with DJI and in some cases sells DJI products through its subsidiary, Dronelogics Systems Inc., or has chosen to serve niche markets outside of where DJI tends to be. There are also some organizations that tend to be US based that either prefer or are mandated to not use foreign drones such as those produced by DJI. Some of these organizations are sensitive to their work being exposed to that of overseas governments which has at least for the time being, created a niche market for players such as Draganfly. The combined shift away from foreign made drones (national security issues) and regulatory improvements by the FAA in respect of drone usage is driving industry demand. As Draganfly has evolved to move with the industry trends, the Company now uses DJI drones as part of some of its customization and engineering services work. Draganfly has also moved into innovative engineering procurement which is very specialized. As the drone industry matures, this may bring more competitors to this space or the Company’s customers may choose to develop the in-house expertise to do the work that they currently outsource to Draganfly. However, it is the Company’s view that there will be a growing customer base that will require very specialized work that only a handful of companies can do.

The market remains highly competitive. Private equity continues to significantly capitalize drone start-ups at industry high valuations. The publicly-traded companies in the drone segment trade at different valuations, with a steep discount to private-equity backed ventures. Some of the other publicly traded companies we may compete with include Alpine 4 Tech, Inc., Aerovironment Inc., EHang Holdings Limited, AgEagle, Drone Delivery Canada, Inc., and Red Cat Holdings, Inc.

Regulatory Framework

A new regulatory framework relating to the use of drones in Canada was published by Transport Canada in January 2019 and came into effect on June 1, 2019. The changes, published in the Canadian Aviation Regulations (“CARs”), Part IX, introduce new rules based on the weight of the RPA and the intended operation. This framework creates three broad categories of RPAS: (i) small RPAS in limited (low risk) operations (“Small RPAS Basic”); (ii) small RPAS in advanced (complex) operations (“Small RPAS Advanced”); and (iii) all other RPA operations that fall outside (i) and (ii) above. These regulations focus on foundational issues such as aircraft marking and registration, pilot knowledge and certification, airworthiness of the aircraft, and flight rules.

Small RPAS Basic are defined as RPAS weighing between 250 grams and 25 kilograms and operated in rural and unpopulated areas. These RPAS will require identification markings, including name, address and contact information of the owner and pilot of the RPA. Pilots must be at least 14 years of age and must hold a valid Basic RPA licence that is specific to small drones. Additional restrictions are imposed that include that the RPA cannot operate: (i) within approximately 30 meters of people or open-air assemblies of people, (ii) above 400 feet, (iii) within approximately 1.85 kilometers of heliports or (iv) within approximately 5.5 kilometers of airports. These regulations require the RPA to always be operated within visual line-of-sight.

Small RPAS Advanced are defined as RPAS weighing between 250 grams and 25 kilograms and operated in urban and/or populated areas. These RPAS will require identification, marking and registration with Transport Canada as well as meeting specified design standards acceptable to Transport Canada. The RPA will be assigned a unique identification/registration number issued by Transport Canada. Pilots must be at least 16 years of age and must hold a valid Advanced RPAS licence that is specific to small drones. Approval for operation must be granted by Air Traffic Control when operating in controlled airspace or near controlled aerodromes. A set of flight rules must be followed at all times for these more complex operations. Restrictions, including distances from people, are determined based on the safety certification of the RPA being operated. The RPA must always be operated within visual line-of-sight.

The current legislation utilizes a similar Special Flight Operations Certificate (“SFOC”) application process, as the previous regulations, to approve any operations that do not fit within the regulatory regime set out above, such as operating beyond visual-line-of-sight. For those wishing to operate outside of the regulatory framework set out in CARs, part IX, there will be a variety of SFOC application processes tailored to the nature and use of the RPA. The more complex and riskier the proposed operation, the more thorough and detailed the SFOC application process.

Those operators requiring an SFOC must apply to the Transport Canada Civil Aviation Regional Office at least 30 working days prior to the date of the proposed RPAS operation. Transport Canada has wide discretion in reviewing and approving SFOC applications; however, to date the Company has never been refused an SFOC for which it has applied. The purpose of the SFOC application review is to ensure that the proposed operation is safe and associated risks have been adequately mitigated by the Company.

In April 2020, Transport Canada published a Notice of Proposed Amendment (defined herein as “NPA”) as the first step in the publication of new regulations for beyond visual line-of-sight operations. The NPA provided a synopsis of the high-level policies Transport Canada is proposing to support beyond visual line-of-sight operations in lower risk environments such as remote and isolated areas. These new regulations will also provide clear direction and guidance on the use of heavier aircraft (up to 650 kilograms), operations at higher altitudes than currently permitted in CARs, Part IX, and will set the foundation for an operator certification program. Once published, these regulations will permit routine beyond visual-line-of-sight operations without the need for the Company to request specific permission for each operation, as is currently required with the current SFOC process.  The first draft of these regulations were expected to be published in Canada Gazette in Spring of 2021; however, as at the date of this Annual Report, the first draft has not been published.

The Company is currently fully compliant with all current regulatory requirements and has applied for, and received Transport Canada approval for several SFOCs.

Components

The Company obtains hardware components, various subsystems and systems, and raw materials from a limited group of suppliers. The Company does not have long-term agreements with any of these suppliers that obligate such suppliers to continue to sell components, subsystems, systems or products to the Company. The Company’s reliance on these suppliers involves significant risks and uncertainties, including whether suppliers will provide an adequate supply of required raw materials, components, subsystems, or systems of sufficient quality, will increase prices for the raw materials, components, subsystems or systems, and will perform their obligations on a timely basis. See “Item 3.D. Risk Factors”.

Intangible Properties

Intangibles such as patents, software, specific technology know-how, and applications expertise all have a significant effect on the Company’s business. The Company has been focused on developing proprietary technology which meets or exceeds anticipated Canadian government requirements relating to drone delivery. By virtue of being one of the first commercial UAV companies in the industry, the Company’s subsidiary, Draganfly Innovations Inc., holds commercial patents.

The Company has the following patents and patents pending in the application stage in its portfolio and intends to continue to expand and grow its intellectual property portfolio:

Title	Country	Application No.	Issue Date	Patent No.	Status
Multi Rotor UAV With Compact Folding Rotor Arms	Canada	2,917,434	4/23/2019	2,917,434	Issued
Vehicle with Aerial and Ground Mobility	Canada	2,787,279	10/22/2013	2,787,279	Issued
Vertical Takeoff and Landing Unmanned Aircraft System	Canada	2,935,793	1/15/2021	2,935,793	Issued
Wheel with Folding Segments	Canada	2,787,075	10/29/2013	2,787,075	Issued
Action Camera System for Unmanned Aerial Vehicle	United States	15/707,752	1/22/2019	10,187,580	Issued
Action Camera System for Unmanned Aerial Vehicle	United States	14/533,995	9/19/2017	9,769,387	Issued

Title	Country	Application No.	Issue Date	Patent No.	Status
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	14/642,370	7/18/2017	9,710,709	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	15/651,672	2/13/2018	9,892,322	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	15/894,292	10/8/2019	10,438,062	Issued
Dual Rotor Helicopter with Tilted Rotational Axes	United States	12/458,608	11/8/2011	8,052,081	Issued
Helicopter with Folding Rotor Arms	United States	13/200,825	10/23/2012	8,292,215	Issued
Multi Rotor UAV With Compact Folding Rotor Arms	United States	14/994,080	7/31/2018	10,035,581	Issued
Pixel Based Image Tracking System For Unmanned Aerial Vehicle (UAV) Action Camera System	United States	15/256,193	10/10/2017	9,785,147	Issued
Pixel Based Image Tracking System for Unmanned Aerial Vehicle (UAV) Action Camera System	United States	14/825,956	9/13/2016	9,442,485	Issued
Real Time Noise Reduction System for Dynamic Motor Frequencies Aboard an Unmanned Aerial Vehicle (UAV)	United States	14/642,496	11/8/2016	9,489,937	Issued
System and Method for Adaptive Y Axis Power Usage and Non Linear Battery Usage for Unmanned Aerial Vehicle Equipped with Action Camera System	United States	14/825,914	12/6/2016	9,511,878	Issued
Tandem Wing Aircraft System with Shrouded Propeller	United States	15/584,815	8/13/2019	10,377,488	Issued
Vehicle with Aerial and Ground Mobility	United States	14/641,468	3/21/2017	9,598,171	Issued
Vehicle with Aerial and Ground Mobility	United States	13/846,074	3/31/2015	8,991,740	Issued
Vertical Take Off And Landing (VTOL) Aircraft Having Variable Center Of Gravity	United States	15/706,158	10/20/2020	10,807,707	Issued
Vertical Takeoff and Landing Unmanned Aircraft System	United States	15/164,718	8/28/2018	10,059,442	Issued
Visually Intelligent Camera Device with Peripheral Control Outputs	United States	14/939,369	8/6/2019	10,375,359	Issued
Wheel with Folding Segments	United States	13/739,419	6/17/2014	8,753,155	Issued

The Company also has the following registered trademarks and pending applications:

Description	Name/Title	Official No.	Governmental Entity
Trademark Application (Status: Filed)	DRAGANFLY	1,972,336	CIPO
Registered Trademark	DRAGANFLYER EXPLORE	TMA1,025,742	CIPO
Registered Trademark	DRAGANFLYER APEX	TMA1,025,624	CIPO
Registered Trademark	DRAGANFLYER COMMANDER	TMA1,008,809	CIPO
Registered Trademark	DRAGANFUEL	TMA997,118	CIPO
Registered Trademark	DRAGANFLY INNOVATIONS	TMA908,564	CIPO
Registered Trademark	DRAGANFLYER	TMA906,939	CIPO
Registered Trademark	DRAGANFLY & DESIGN	TMA905,935	CIPO
Registered Trademark	DRAGANFLY	TMA1,071,582	CIPO
Registered Trademark	DRAGANFLY	TMA1,069,670	CIPO
Registered Trademark	DRAGANFLYER GUARDIAN	TMA904,883	CIPO
Registered Trademark	DRAGANVIEW	TMA886,217	CIPO
Registered Trademark	DRAGANFLYER APEX	6248237	USPTO
Registered Trademark	DRAGANFLY	6373176	USPTO
Registered Trademark	DRAGANFLYER COMMANDER	5760146	USPTO
Registered Trademark	DRAGANFUEL	5563360	USPTO
Registered Trademark	DRAGANFLY INNOVATIONS	5130969	USPTO
Registered Trademark	DRAGANFLYER	4920316	USPTO
Registered Trademark	DRAGANFLY & Design	5130970	USPTO
Registered Trademark	DRAGANFLYER GUARDIAN	4995725	USPTO
Registered Trademark	DRAGANVIEW	4920317	USPTO
Trademark Application[2]	DRAGANFLY	88488410	USPTO

Market Opportunity

Drones have rapidly evolved from their military origin to commercial and civil government applications from security to farming. The increased automation of drones provides additional value to existing workflows, triggering more widespread adoption. A global shift to sustainable and eco-friendly options has further increased demand for drone usage. Lastly, regulatory amendments are anticipated to have an ongoing impact on the drone industry. According to Drone Industry Insights, the commercial and private drone market could grow from $22.5 billion in 2020 to $42.8 billion in 2025, representing compound annual growth rate (“CAGR”) of 13.8%.3

Drone application methods are being used by a variety of industries today. The most active segments are Mapping, Surveying, Inspection, Filming/photography, dispensing/spraying, warehousing, monitoring/detection, and delivery. These applications are being used today by the civil government, educational facilities, agricultural, construction, health care, real estate, energy, transportation, insurance, security, and scientific industries for public safety, data collection and profit. According to the Drone Industry Insights, the fastest growing drone application method will be delivery and is forecasted at 28.6% CAGR over the next five years and it is widely believed over 100,000 new jobs will be created in the drone market by 2025.4 However, regulatory hurdles and intense industry scrutiny need to be addressed.

2 The US application is suspended pending registration of the Canadian mark

3 See Global Drone Market Report 2020-2025

4 See Global Drone Market Report 2020-2025

Our existing products are configured to meet the needs of multiple industries. We continue to add new customers in different market verticals. We are actively designing and developing new products and services to meet increased customer demands.

Growth Strategy

Draganfly markets its products and services as a drone solution platform that enables customer to do things not easily done before and to collect data not easily available before. Draganfly provides solutions to our customers utilizing drones and adjunct technologies. Sensors, software, AI and more all make up this ability to provide solutions that only a company with end-to-end capabilities can provide. Draganfly grows by dealing with the decision makers in organizations who generally have budget control and/or profit and loss responsibility. Draganfly will continue to develop specific solutions and IP for industry verticals by working directly with customers. Draganfly will also pursue an acquisition strategy focused on adding additional capabilities to its platform that strengthen its value proposition of being able to provide new and total solutions that other drone companies cannot. Draganfly is focused on growth through developing new products, expanding its customer base, and pursuing accretive acquisition opportunities, both within and outside North America, in new markets that complement its existing portfolio.

Sales and Marketing

Draganfly plans to expand it sales and market capabilities in three key areas. First, Draganfly intends to implement a sales force that has the ability to build relationships and sell specifically designed solutions into industry verticals. This sales force will be specialized into segments that sell either direct or into a channel dependent on the specific product or service solution being provided. Draganfly plans to expand business development personnel that can work with specific industries to envision and develop new product lines and services not yet contemplated by our customers. Second, Draganfly plans to drive greater market awareness of the Draganfly brand via public relations as well as an expanded marketing pushing via specific sponsorships of events that complement and highlight the Draganfly technology. i.e., sporting events where Draganfly’s Vital Intelligence Technology is used to provide health screening for spectators and/or staff; or, where Draganfly’s 20hr + spraying solution via drones is used to disinfect and coat the stadium from pathogens. Third, Draganfly plans targeted marketing and advertising via tradeshows/conferences which are virtual or physical (post COVID restrictions) as well as target digital advertising campaigns used to generate inbound inquires for specific products, services or solution opportunities.

Customers

Key customers are customers looking to gain strategic advantage in particular markets via the use of drones and drone technology. These are often large organization with a specific problem that they are currently solving in an expensive manner which usually means the use of teams of people or expensive personnel. By designing solution and providing everything from design to manufacturing to sensor development and even giving recognition on patents of IP development (not with commercial interest) to providing the services and housing the data we develop customer relationships that are very “sticky”.

Specialized Skill and Knowledge

There is a specialized skill required for the development, operations, maintenance, sales and marketing of the Company’s technology. The Company’s current staff possesses the necessary skills and knowledge required for the Company’s business; however, additional employees may be added to staff as needed. All operational staff hold the appropriate licenses and certificate as mandated by Transport Canada.

Changes to Contracts

No aspect of Draganfly’s business is anticipated to be affected in the current financial year by renegotiation or termination of any contract.

Capital Expenditures

During the years ended December 31, 2021, 2020 and 2019, we did not undertake any capital expenditures.

4.C.	Organizational Structure

We have three wholly-owned subsidiaries. The following chart shows the Company’s subsidiaries:

4.D.	Property, Plant and Equipment

Draganfly Innovation Inc.’s products are manufactured at its machine shop within its leased head office located at 2108 St. George Avenue, Saskatoon, SK S7M 0K7 (approximately 3,800 square feet in size).

Dronelogics Services Inc.’s services are provided through its leased space located at Unit 319, 2999 Underhill Avenue, Burnaby, British Columbia (approximately 2,752 square feet in size).

The Company, through its wholly-owned subsidiary, Draganfly Innovations USA Inc., has a leased office at 3910 RCA Boulevard, Suite 1015, Palm Beach Gardens, Florida where inventory is stored (approximately 1,600 square feet in size).

See also “Item 4.B. Business Overview Operations – Operations”.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The management’s discussion and analysis of the Company for the year ended December 31, 2021 is included in this Annual Report in Exhibit 15.1.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name and Municipality of Residence	Age	Position Held and Date Appointed	Principal Occupation within the past five years
Cameron Chell Bowen Island, British Columbia, Canada	53	Chief Executive Officer, Chairman and a Director (August 14, 2019)	Chairman and Chief Executive Officer of the Company since August 2019; President, Chairman and co-founder of CurrencyWorks Inc. from November 2017 to present; Chief Executive Officer and co-founder of Business Instincts Group Inc., a Calgary-based Venture Creation Firm, from 2009 to 2021; co-founder of BitRail, LLC from May 2019 to May 2020; co-creator and Chairman of KODAKOne from May 2017 to May 2020; director of Health Outcomes Worldwide from June 2017 to February 2021; and Chairman of TruTrace Technologies Inc. from April 2017 to September 2020.

Name and Municipality of Residence	Age	Position Held and Date Appointed	Principal Occupation within the past five years
Scott Larson(3) Burnaby, British Columbia, Canada	49	President (July 3, 2020) and a Director (August 14, 2019)	President of the Company since July 2020; former Chief Executive Officer of Kater Technologies, a Vancouver-based mobility as a service (MaaS) company building out an integrated intermodal transportation platform incorporating public transportation, buses, taxis and ride hailing vehicles into a single service, from January 2019 to March 2020; former Chief Executive Officer of Helios Wire, a satellite company building out a space-enabled IoT/M2M network, from 2016 to 2019; and former Chief Executive Officer and founder of UrtheCast Corp. from 2010 to 2015.

Olen Aasen(1)(2)(3) Vancouver, British Columbia, Canada	39	Director (August 14, 2019)	Practicing lawyer since 2007.

Andrew Hill Card Jr. (2) Jaffrey, New Hampshire, United States	74	Director (November 7, 2019)	Chairman of the National Endowment for Democracy (NED), a non-profit organization dedicated to the growth and strengthening of democratic institutions around the world, from January 2018 to January 2021; Interim Chief Executive Officer of the George & Barbara Bush Foundation from June 2020 to December 2020; and President of Franklin Pierce University in New Hampshire from January 2015 to August 2016.

John M. Mitnick(1)(2) McLean, Virginia, United States	59	Director (June 18, 2020)	Member of Board of Directors of Valaurum, Inc., March 2016 to February 2018 and since October 2019; Advisor to Carbon Neutral Royalty Ltd. from February 2022 to present; General Counsel of the U.S. Department of Homeland Security from February 2018 to September 2019; and Senior Vice President, General Counsel, and Secretary of The Heritage Foundation from March 2014 to February 2018.

Denis Silva(3) Vancouver, British Columbia, Canada	42	Director (August 14, 2019)	Corporate and securities partner with the law firm DLA Piper (Canada) LLP since July 2020; and partner at the law firm Gowling WLG (Canada) LLP from 2015 to 2020.

Julie Myers Wood(1) McLean, Virginia, United States	52	Director (September 9, 2021)	Chief Executive Officer of Guidepost Solutions LLC since May 2014; Chief Executive Officer of ICS Consulting LLC; and has held several high level positions within the U.S. government including at the Departments of Justice, Homeland Security, Treasury, and Commerce, as well as at the White House.

Paul Sun Oakville, Ontario, Canada	50	Chief Financial Officer and Corporate Secretary (August 14, 2019)	Chief Financial Officer of the Company since August 2019; Chief Financial Officer of Former Draganfly since July 2015; and Managing Director, Institutional Equity Sales at Beacon Securities Limited from January 2013 to December 2014.

Justin Hannewyk Vancouver, British Columbia, Canada	37	President of Dronelogics Systems Inc. (April 30, 2020)	President of Dronelogics Systems Inc., a wholly-owned subsidiary of the Company, since 2009; and an independent consultant to enterprise clients with respect to the integration of drones for over 10 years.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Compensation Committee.

The directors listed above will hold office until the next annual meeting of the Company or until their successors are elected or appointed. There are no family relationships among our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our directors or executive officers was selected.

As at March 28, 2022, the directors and senior officers of Draganfly, as a group, beneficially own or control, directly or indirectly, 738,389 Common Shares or 2.2% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer as at the date hereof, is or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Draganfly), that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes hereof, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of management, other than as disclosed herein, no director or executive officer of Draganfly, or a shareholder holding a sufficient number of securities of Draganfly to affect materially the control of the company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Draganfly) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

By Order of the Supreme Court of Newfoundland and Labrador dated June 17, 2020, Deloitte Restructuring Inc. was appointed as the receiver and manager of all current and future assets, undertakings, and properties of the Kami Mine Limited Partnership, Kami General Partner Limited, and Alderon Iron Ore Corp. The receivership was initiated by a secured creditor of the Kami Mine Limited Partnership after its failure to refinance the secured debt due to the COVID-19 pandemic. Mr. Aasen was Corporate Secretary of Alderon Iron Ore Corp. and Secretary and Director of Kami General Partner Limited until April 28, 2020.

Penalties or Sanctions

Other than as disclosed herein, no director, executive officer or shareholder holding a sufficient number of securities of Draganfly to materially affect the control of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Pursuant to a settlement agreement (the “Settlement Agreement”) dated November 6, 1998 that Cameron Chell, Chief Executive Officer, Chairman and a director of the Company, signed with the Alberta Stock Exchange (the “ASE”), Mr. Chell agreed to the following sanctions:

●	prohibition against ASE Approval (as defined in the General By-law of the ASE) in any capacity for a period of five years commencing November 6, 1998;

●	a fine in the sum of $25,000;

●	strict supervision for a period of two years following re-registration in any capacity; and

●	close supervision for a period of one year following the period of strict supervision described above.

The matters respecting the Settlement Agreement are as set forth in an ASE Notice to Members dated November 12, 1998, which provides that:

●	representations were made by the promoter of a company to one of Mr. Chell’s clients that he would only be permitted to purchase securities in the initial public offering of that company if he would agree to purchase additional securities in the secondary market following the listing on the ASE and, in or around March or April, 1996, Mr. Chell disclosed confidential information to the promoter of that company concerning a client’s account with respect to a cheque returned NSF to Mr. Chell’s employer;

●	the investment objectives for two of Mr. Chell’s clients were amended without prior knowledge or consent of such clients and purchases and sales of securities were subsequently executed in the accounts of such clients which were unsuitable for the clients given the stated investment objectives for the accounts prior to the amendment of such investment objectives;

●	Mr. Chell executed a total of 21 transactions in the accounts of two of Mr. Chell’s clients without prior knowledge or authorization of such clients;

●	the signature on the new client account form for one of Mr. Chell’s clients, which purported to be that of the client was not in fact the signature of the client nor did such client have any knowledge of any changes made to the investment objectives for his account(s);

●	on or about June 10, 1996, the address for the account of one of Mr. Chell’s clients was changed to Mr. Chell’s local post office box address without such client’s knowledge and while the client was resident in Ontario. As a result, during the period of June 10 to and including September, 1996, the client did not receive any trade confirmations or accounts statements with respect to her accounts with Mr. Chell;

●	on or about March 19, 1996, Mr. Chell permitted one of his clients to acquire approximately 4% of the total initial public offering by a company, contrary to the rules of the ASE;

●	on or about October 19, 1996, Mr. Chell purchased securities of a company in the account of one of his clients without disclosing the involvement of his brother as president of that company;

●	on or about June 23, 1996, the private placement questionnaire and undertaking completed in connection with the purchase by one of Mr. Chell’s clients and filed with the ASE disclosed that Mr. Chell’s client was a resident of Alberta when in fact such client was a resident of Ontario. Mr. Chell knew or ought to have known that it contained a misstatement of fact in that regard;

●	during the period of the summer, 1996 to and including May 1997, Mr. Chell’s day to day involvement as the president and chairman of Coffee.Com Interactive Café Corp. (“Coffee.Com”) as well as being a shareholder was not disclosed to Mr. Chell’s employer;

●	further, Mr. Chell purchased securities offerings via private placement by Coffee.Com for certain of his clients without fully disclosing his involvement with that company to such clients;

●	on or about March 18 and June 19, 1996, Mr. Chell executed purchase of securities for Ontario residents. At the time of such purchases, Mr. Chell knew or ought to have known that he was not registered in the province of Ontario;

●	during the summer of 1996, Mr. Chell represented to the ASE that certain purchasers of securities offered via private placement were close friends and business associates when he knew or ought to have known that such representations were untrue; and

●	during the period of June 19, 1996 and to and including May 1, 1997, Mr. Chell failed to obtain the prior approval of his employer for advertisements and sales literature distributed by Mr. Chell regarding Coffee.Com.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Draganfly will be subject to in connection with the operations of Draganfly. In particular, certain of the directors and officers of Draganfly are involved in managerial or director positions with other companies whose operations may, from time to time, be in direct competition with those of Draganfly or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Draganfly.

In accordance with the applicable corporate and securities legislation, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Draganfly are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Draganfly. Certain of the directors and each of the executive officers of Draganfly have either other employment or other business or time restrictions placed on them and accordingly, these directors of Draganfly will only be able to devote part of their time to the affairs of Draganfly. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the applicable corporate law.

6.B.	Compensation

Summary Compensation Table

For the year ended December 31, 2021, our directors and executive officers received compensation for services, as follows:

					Non-Equity Incentive Plan Compensation (C$)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)(2)	Option- Based Awards ($)(3)(4)	Annual Incentive Plans(5)	Long- Term Incentive Plans	Pension Value ($)	All Other Compen- sation ($)(6)		Total Compen- sation ($)
Cameron Chell(7) Chairman, CEO and Director	2021	290,225	570,300	Nil	Nil	Nil	Nil	Nil		860,525
Paul Sun CFO	2021	208,118	365,400	Nil	Nil	Nil	Nil	Nil		573,318
Scott Larson(7) President and Director	2021	205,690	270,900	Nil	Nil	Nil	Nil	Nil		476,590
Olen Aasen Director	2021	Nil	346,250	Nil	Nil	Nil	Nil	100,141	(7)	446,391
Denis Silva Director	2021	Nil	346,250	Nil	Nil	Nil	Nil	88,497	(7)	434,747
Andrew Hill Card, Jr Director	2021	Nil	346,250	Nil	Nil	Nil	Nil	77,719	(7)	423,969
John M. Mitnick Director	2021	Nil	346,250	Nil	Nil	Nil	Nil	80,341	(7)	426,591
Julie Myers Wood Director	2021	Nil	124,997	96,305	Nil	Nil	Nil	23,426	(7)	148,423
Justin Hannewyk(7) President of Dronelogics Systems Inc. and former Director	2021	150,776	96,750	Nil	Nil	Nil	Nil	Nil		247,526

Notes:

(1)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	Based on the number of restricted share units (“RSUs”) granted multiplied by the market price of the underlying Common Shares on the grant date. This methodology was chosen in order to be consistent with industry.
(3)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. See also “Item 6.E. Share Ownership”.
(4)	This does not represent cash paid to the individual. This figure is based on the grant date fair value of such stock options of the Company (“Options”). The grant date fair value was determined in accordance with IFRS. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(5)	Represents annual cash bonus awards that are declared and paid annually. The Company does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination by the Compensation Committee and the Board. As of March 29, 2022, the annual cash bonus awards for the executive officers of the Company for the year ended December 31, 2021 have not been determined or approved by the Board.
(6)	This amount represents the aggregate amount of perquisites paid to the individual.
(7)	This amount represents director’s fees paid to such director.
(8)	Mr. Chell, Mr. Larson and Mr. Hannewyk did not receive any additional compensation for serving as directors of the Corporation.

6.C.	Board Practices

All of our directors are elected at the annual general meeting of our shareholders and each holds such office until his or her successor is elected or appointed, unless his or her office is earlier vacated by way of the director’s resignation or death or under any of the relevant provisions of our Articles or the BCBCA.

Employment, Consulting and Directors’ Service Contracts

The Company is not a party to any contract, agreement, plan or arrangement that provides for payments to a director or executive officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company, its subsidiaries or affiliates or a change in a director or executive officer responsibilities, other than as described below.

The Company’s consulting agreement, as amended, (the “Chell Consulting Agreement”) with 1502372 Alberta Ltd. (the “Consultant”) requires the Company to pay monthly fees of C$33,333.33 (amounting to C$400,000 annually) for the provision by of executive services by the Consultant to the Company, and in this regard, has Cameron Chell hold the position of Chairman and Chief Executive Officer of the Company and contains the following provisions: (a) where termination notice is given by the Company, other than for certain specified reasons as set out in the Chell Consulting Agreement, the Company shall give the Consultant at least 60 days’ advance notice in writing; and (b) where termination is given by the Consultant, the Consultant shall give the Company 60 days’ advance notice in writing. If the Chell Consulting Agreement is terminated pursuant to either (a) or (b) above, then the Consultant will be entitled to the fees earned to the effective date of termination and any expenses incurred on behalf of the Company prior to the effective date of termination which are otherwise reimbursable by the Company pursuant to the terms of the Chell Consulting Agreement. The Consultant is also entitled a bonus as determined by the Compensation Committee equal to 100% of the Consultant annual fees. The Consultant is a private company controlled by Cameron Chell. During the year ended December 31, 2021, the Company and the Consultant entered into an amending agreement to the Chell Consulting Agreement to increase the monthly fees from US$14,166.67 (amounting to US$170,000 annually) to C$33,333.33 (amounting to C$400,000 annually).

The Company’s consulting agreement, as amended, (the “Larson Consulting Agreement”) with Scott Larson requires the Company pay (a) an annual base salary of C$250,000 and (b) as determined by the Compensation Committee, an annual bonus of up to the base salary, for the provision by of executive services as President to the Company. If the Larson Consulting Agreement is terminated by the Company without just cause, Mr. Larson will be entitled to remuneration in the amount equal the base salary for a period of four months. During the year ended December 31, 2021, the Company and Mr. Larson entered into an amending agreement to the Larson Consulting Agreement to increase the annual base salary from US$140,000 to C$250,000.

The Company’s employment agreement, as amended, (the “Sun Agreement”) with Paul Sun requires the Company pay (a) an annual base salary of C$220,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus of up to the base salary, for the provision of executive services as Chief Financial Officer to the Company. If the Sun Agreement is terminated by the Company without just cause, Mr. Sun will be entitled to remuneration in the amount equal the base salary and Mr. Sun’s last bonus earned divided by 12 and multiplied by six. Mr. Sun is also entitled to receive a lump sum payment equal to 18 months of his base salary and average bonus upon a change of control of the Company. During the year ended December 31, 2021, the Company and Mr. Sun entered into an amending agreement to the Sun Agreement to increase the annual base salary from C$150,000 to C$220,000.

The Company’s employment agreement, as amended, (the “Hannewyk Agreement”) with Justin Hannewyk requires the Company pay (a) an annual base salary of C$180,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus of up to the base salary, for the provision of executive services as President of Dronelogics Systems Inc. If the Hannewyk Agreement is terminated by the Company without just cause, Mr. Hannewyk will be entitled to 12 months’ notice less the minimum amount of notice required under the British Columbia Employment Standards Act, or, in the Company’s sole discretion, payment of the base salary plus the cost of Mr. Hannewyk’s group benefits. The Company may terminate the Hannewyk Agreement at any time without cause during the six months following a change of control of the Company, and Mr. Hannewyk will be entitled to terminate the Hannewyk Agreement for good reason during the six months following a change of control of the Company, and Mr. Hannewyk would be entitled to receive a lump sum payment equal to the base salary plus the cost of Mr. Hannewyk’s group benefits. During the year ended December 31, 2021, the Company and Mr. Hannewyk entered into an amending agreement to the Hannewyk Agreement to increase the annual base salary from C$120,000 to C$180,000.

Audit Committee

The Audit Committee is a committee of the Board to which the Board delegates its responsibility for oversight of the financial reporting process. The Audit Committee is also responsible for managing, on behalf of our shareholders, the relationship between the Company and the external auditor.

Pursuant to National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), the Company is required to disclose certain information with respect to its Audit Committee, as summarized below.

Audit Committee Terms of Reference

The Company must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its Audit Committee. The terms of reference of the Audit Committee are attached hereto as Exhibit 15.2.

Audit Committee Composition

The following are the members of the Audit Committee:

Olen Aasen(1)	Independent(2)	Financially Literate(2)
Julie Myers Wood	Independent(2)	Financially Literate(2)
John M. Mitnick	Independent(2)	Financially Literate(2)

Notes:

(1)	Chairman of the Audit Committee.
(2)	As defined by NI 52-110.

Relevant Education and Experience

All members of the Audit Committee have been either directly involved in the preparation of the financial statements, filing of quarterly and annual financial statements, dealing with auditors, or as a member of the Audit Committee. All members have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements.

Olen Aasen

Mr. Aasen is a corporate and securities lawyer with more than 15 years of experience in corporate, securities and regulatory matters. He has been the Corporate Secretary, General Counsel or Vice President, Legal at various Canadian and U.S. listed companies. Mr. Aasen obtained a J.D. from the University of British Columbia in 2006 and was called to the British Columbia Bar in 2007. Mr. Aasen was also appointed to the 2016 Legal 500 GC Powerlist for Canada.

Julie Myers Wood

Ms. Myers was appointed by President Bush to serve as Assistant Secretary of Homeland Security for Immigration and Customs Enforcement (ICE). Previously, Ms. Myers worked for the Office of Independent Counsel under Kenneth Starr and was appointed Assistant Secretary for Export Enforcement at the Department of Commerce. She currently is CEO for Guidepost Solutions, LLC, a leading investigative and compliance consulting firm where she leads a global team of investigators, experienced security and technology consultants, and compliance and monitoring experts across a multitude of industries including government and public service agencies.

John M. Mitnick

Mr. Mitnick is an American attorney with 32 years of experience serving at the highest levels of government and the private sector. From February 2018 until September 2019, he served as the General Counsel of the U.S. Department of Homeland Security (DHS), having been confirmed for that position unanimously by the U.S. Senate. From March 2014 to February 2018, he served as Senior Vice President, General Counsel, and Secretary of The Heritage Foundation, an influential think tank, and from November 2007 to April 2013, he served as Vice President, General Counsel, and Secretary of a Raytheon division with more than US$3 billion in annual sales, more than 9,000 employees, and business operations in more than 40 countries and on all continents. Mr. Mitnick has also served on the Board of Directors of Valaurum, Inc., a private mint, from March 2016 to February 2018 and since October 2019. He received his Juris Doctor degree from the University of Virginia School of Law and a Bachelor of Arts degree in Jurisprudence from the University of Oxford. He also holds a Bachelor of Arts degree in History and Political Science (summa cum laude) from Emory University.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended December 31, 2021, has the Company relied on any exemption from NI 52-110, including Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption granted under Part 8 of NI 52-110.

The Company has relied upon the exemption provided by section 6.1 of NI 52-110 which exempts venture issuers from the requirement to comply with the restrictions on the composition of its Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

See “Item 16C. Principal Accountant Fees and Services”.

Compensation Committee

The Compensation Committee has the responsibility for reviewing matters relating to the compensation of the directors, officers and employees of the Company and its subsidiaries in the context of the budget and business plan of the Company. As part of the mandate and responsibility of the Compensation Committee, it is responsible for formulating and making recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Company. Without limiting the generality of the foregoing, the Compensation Committee has the following responsibilities:

(a)	reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Company, including executive officer and management compensation criteria, corporate and personal goals and objectives;

(b)	reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation;

(c)	reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board;

(d)	reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Company;

(e)	reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers;

(f)	administering the Share Compensation Plan, and any other stock option plan, restricted share unit plan or deferred share unit plan that may be in effect from time to time, in accordance with the terms of such plans;

(g)	making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans that are subject to Board approval;

(h)	reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Company;

(i)	reviewing the results of the annual CEO evaluation prior to submission to the Nominating and Corporate Governance Committee and the Board;

(j)	reviewing and making recommendations regarding the form of annual CEO evaluation questionnaire; and

(k)	reviewing and reassessing the adequacy of the charter of the Audit Committee on an annual basis.

The Compensation Committee is composed of a majority of independent directors, being Scott Larson, Olen Aasen and Denis Silva. The Chairman of the Compensation Committee is Scott Larson. The Compensation Committee meets at least once per year and at such other times as the Chairman of the Compensation Committee determines.

6.D.	Employees

As at December 31, 2021, the Company had 41 employees (37 employees located in Canada and three employees located in the U.S.) and three full-time and three part-time consultants whose services were, and continue to be, used on a regular basis for day-to-day operations.

6.E.	Share Ownership

The following table sets out the number of Common Shares, Options and RSUs (on a post-Consolidation basis) owned or over which control or direction is exercised by each our directors and executive officers and, where known after reasonable enquiry, by their respective associates or affiliates as at April 3, 2022.

Name and position	Number and Percentage of Common Shares(1)	Type of compensation security	Number of compensation securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiry Date
Cameron Chell Chairman, CEO and Director	Nil	Options RSUs RSUs RSUs	50,000 16,666 20,000 40,000	October 30, 2019 October 30, 2019 March 8, 2021 September 3, 2021	2.50 2.50 13.90 3.87	October 30, 2029 October 30, 2022 March 8, 2024 September 3, 2024
Paul Sun CFO	131,226 (0.4%)	Options RSUs RSUs RSUs	33,333 33,334 12,000 30,000	October 30, 2019 October 30, 2019 March 8, 2021 September 3, 2021	2.50 2.50 13.90 3.87	October 30, 2029 October 30, 2022 March 8, 2024 September 3, 2024
Scott Larson President and Director	Nil	Options Options RSUs RSUs	50,000 100,000 16,666 70,000	October 30, 2019 July 3, 2020 October 30, 2019 September 3, 2021	2.50 3.20 2.50 3.87	October 30, 2029 July 3, 2025 October 30, 2022 September 3, 2024
Olen Aasen Director	17,353 (0.05%)	Options RSUs RSUs	16,667 16,666 16,667	October 30, 2019 October 30, 2019 March 8, 2021	2.50 2.50 13.90	October 30, 2029 October 30, 2022 March 8, 2024
Denis Silva Director	31,665 (0.1%)	Options RSUs RSUs	16,667 16,666 16,667	October 30, 2019 October 30, 2019 March 8, 2021	2.50 2.50 13.90	October 30, 2029 October 30, 2022 March 8, 2024
Andrew Hill Card, Jr Director	34,190 (0.1%)	Options RSUs RSUs	50,000 16,667 16,667	October 30, 2019 October 30, 2019 March 8, 2021	2.50 2.50 13.90	October 30, 2029 October 30, 2022 March 8, 2024
Justin Hannewyk President of Dronelogics Systems Inc. and former Director	461,354 (1.4%)	RSUs	25,000	September 3, 2021	3.87	September 3, 2024
John M. Mitnick Director	62,601 (0.2%)	Options RSUs RSUs	50,000 8,334 16,667	November 19, 2019 November 19, 2019 March 8, 2021	2.50 2.50 13.90	November 19, 2029 November 19, 2022 March 8, 2024
Julie Myers Wood Director	Nil	Options Options RSUs	30,000 25,826 25,826	April 30, 2020 September 9, 2021 September 9, 2021	3.85 4.84 4.84	April 30, 2030 September 9, 2026 September 9, 2024

Note:

(1)	Percentages based on 33,197,984 Common Shares issued and outstanding as of March 28, 2022.

Share Compensation Plan

The Board has previously adopted the Share Compensation Plan that provides for the granting of Options and RSUs on such terms and conditions as prescribed by the Share Compensation Plan. The Share Compensation Plan is a “rolling” plan, pursuant to which the maximum number of Common Shares issuable under the Share Compensation Plan and any other share compensation arrangement of the Company including the RSUs that may be awarded under the Share Compensation Plan, is 20% of the Common Shares then issued and outstanding. The Share Compensation Plan was adopted effective August 19, 2019 and amended effective April 14, 2021.

The Share Compensation Plan provides participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Eligible Persons

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company’s securities; (b) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (d) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE and the Nasdaq.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Company cannot exceed 20% of the Common Shares then outstanding; and

(b)	the aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Company for the sale of the securities) or amount of Common Shares issued during any consecutive 12 month period will not exceed the greatest of the following: (i) US$1,000,000; (ii) 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares, measured at the Company’s most recent balance sheet date.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Restricted Share Units

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 20% of the number of issued and outstanding Common Shares from time to time.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five (5) consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company’s annual incentive compensation program, and performance based vesting provisions as a component of the Company’s long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting; and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 20% of the number of issued and outstanding Common Shares from time to time.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the termination of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options (whether or not then exercisable) will be automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. “Market Price” is defined in the Share Compensation Plan, as of any date, the closing price of the Common Shares on the CSE for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants;

(b)	be subject to any regulatory approvals including, where required, the approval of the CSE or the Nasdaq; and

(c)	be subject to shareholder approval, where required, by the requirements of the CSE or the Nasdaq, provided that shareholder approval shall not be required for the following amendments:

(i)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or Exchange and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for RUS or Options to qualify for favourable treatment under any applicable tax law;

(iii)	a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv)	a change to the termination provisions of any Option or RSU (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date;

(v)	the introduction of features to the Share Compensation Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi)	the amendment of the Share Compensation Plan as it relates to making lump sum payments to Participants upon the vesting of the RSUs; and

(vii)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

(d)	be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Share Compensation Plan to an insider Participant.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)	increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e)	amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

Item 7.	Major Shareholders and Related Party Transactions

7.A.	Major Shareholders

To the knowledge of the Board and executive officers of the Company, as at April 3, 2022, no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding shares of the Company.

7.B.	Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

Trade payables and accrued liabilities

On August 1, 2019, the Company entered in a business services agreement with Business Instincts Group Inc. (“BIG”), a company in which Cameron Chell, CEO, Chairman and a director of the Company, has a material interest and that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2021, the company incurred fees of $315,643 compared to $177,000 in 2020 and $80,000 in 2019. As at December 31, 2021, the Company was indebted to this company in the amount of $nil (December 31, 2020 - $nil and December 31, 2019 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO, Chairman and a director of the Company, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the consultant agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2021, the Company incurred fees of $290,225 compared to $525,164 in 2020 and compared to $9,000 in 2019. As at December 31, 2021, the Company was indebted to this company in the amount of $nil (December 31, 2020 - $321,741 and December 31, 2019 - $9,450).

On July 3, 2020, the Company entered into an executive consultant agreement with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the executive agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2021, the Company incurred fees of $205,191 (December 31, 2020 – 227,524). As at December 31, 2021, the Company was indebted to this company in the amount of $nil (December 31, 2020 - $153,887).

As at December 31, 2021, the Company had $nil (December 31, 2020 - $475,628 and December 31, 2019 - $9,681) payable to related parties outstanding that were included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the years ended December 31, 2021, 2020, and 2019 included:

For the year ended December 31	2021 ($)	2020 ($)	2019 ($)
Director fees	370,094	-	-
Management fees paid to a company controlled by CEO and director	290,225	737,164	186,000
Management fees paid to a company controlled by the President and director	205,691	227,524	-
Management fees paid to a company controlled by a former director	500,074	165,000	195,000
Salaries	722,068	655,799	179,429
Salaries paid to the former owner of the Company	-	86,097	149,060
Share-based payments	2,475,949	1,614,158	480,158
Totals	4,564,102	3,485,742	1,189,647

7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

The audited consolidated financial statements for the years ended December 31, 2021 and 2020 can be found under “Item 17. Financial Statements”.

8.B.	Significant Changes

We are not aware of any significant change that has occurred since December 31, 2021, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

Item 9.	The Offer and Listing.

9.A.	Offer and Listing Details

The Common Shares are listed and posted for trading on the CSE under the trading symbol “DPRO”, on the Nasdaq under the symbol “DPRO”, and on the Frankfurt Stock Exchange under the trading symbol “3U8”.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

The Company was incorporated under the laws of the Province of British Columbia, Canada and was assigned the number BC1166724. The Company is governed by the BCBCA.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Our authorized share capital consists of an unlimited number of Common Shares of which 33,197,984 were issued and outstanding as of March 28, 2022 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of March 28, 2022.

Each Common Share entitles the holder to receive notice of and attend all meetings of the shareholders. Each Common Share carries the right to one vote. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares at such time and in such amount as may be determined by the Board, in its discretion. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Common Shares are also entitled to participate, rateably, in the distribution of the assets of the Company, subject to the rights of the holders of any other class of shares ranking in priority to the Common Shares.

The Preferred Shares may be issuable in series and the directors may, from time to time before the issue of any Preferred Shares of any particular series, define and attach special rights, privileges, restrictions, and conditions to the Preferred Shares of any series, including voting rights, entitlement to dividends, and redemption, conversion, and exchange rights. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred Shares will rank on a parity with holders of the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

The provisions in our Articles attaching to the Common Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the Common Shares present in person or by proxy at any such meeting of holders.

Our Articles provide for our directors to hold office until the expiry of his or her term (which is stipulated to be immediately before the next election or appointment of directors at an annual general meeting of our shareholders) or until his or her successor is elected or appointed, unless their respective office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of their predecessor.

An annual meeting of shareholders must be held at such time in each year that is not later than 15 months after the last preceding annual meeting and at such place as the Board may from time to time determine. The holders of not less than five percent of the issued Common Shares that carry the right to vote at a meeting may requisition our Board to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are, or represented by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to vote at the meeting. In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the BCBCA or our Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia, or in our charter documents.

Our Articles do not contain provisions that would have an effect of delaying, deferring or preventing a change in control of the Company. Our Articles do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the BCBCA and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the BCBCA.

10.C.	Material Contracts

Other than as described below, there are no material contracts entered into by Draganfly within the two most recently completed financial years, or before the two most recently completed financial years but which are still in effect, other than contracts entered into in the ordinary course of business.

On August 1, 2019, the Company entered in a business services agreement (the “BIG Agreement”) with BIG, a company that Cameron Chell, the Chairman, CEO and director of the Company, has a material interest in, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set forth in the BIG Agreement and are settled on a monthly basis. The Company records these charges under Office and Miscellaneous. For the year ended December 31, 2021, the Company incurred fees of $315,643 compared to $177,000 in 2020. As at December 31, 2021, the Company was indebted to BIG in the amount of $nil (December 31, 2020 - $nil).

10.D.	Exchange Controls

There are currently no government laws, decrees, regulations or other legislation of Canada or the United States that restrict the export or import of capital (including the availability of cash and cash equivalents) or that affect the remittance of dividends, distributions, interest or other payments to non-residents of Canada or the United States holding our Common Shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

10.E.	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

U.S. Holders should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon the current and expected composition of our income and assets, we believe that we were not a PFIC for the taxable year ended December 31, 2021 and expect that we will not be a PFIC for the current taxable year. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from the Common Shares, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of Common Shares. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our Common Shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on Nasdaq. Therefore, subject to the discussion above under “ Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE U.S. HOLDER’S OWN CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is, at the date of this Annual Report, a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired by a holder who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company, and is not “affiliated” with the Company (each as defined in the Tax Act), (iii) holds Common Shares as capital property, (iv) does not use or hold Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (v) is not an insurer that carries on an insurance business in Canada and elsewhere or “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Tax Treaty (each as in force as of the date of this Annual Report) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using a rate of exchange that is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all United States Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on Common Shares to a United States Holder will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend.

Under the Tax Treaty, the rate of withholding on any such dividend beneficially owned by a United States Holder is generally reduced to 15%, or 5% if the United States Holder is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company.

Dispositions of Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder and the gain is not exempt from tax pursuant to the terms of the Tax Treaty.

Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the Nasdaq and CSE) and are so listed at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of shares of the Company were owned by or belonged to one or any combination of (a) the United States Holder, (b) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), or (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, for civil law purposes, a right in, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. United States Holders should consult their own tax advisors as to whether their Common Shares will constitute “taxable Canadian property”.

United States Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which is described in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

Documents concerning our company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

10.I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit and liquidity risk associated with cash and the marketable security is managed by ensuring assets are placed with major financial institutions with strong investment grade ratings.

Credit risk on trade and other receivables reflects the risk that the Company may be unable to recover them. The Company manages its credit risk by closely monitoring the granting of credit. Trade and other receivables that are greater than 30 days are considered past due. Based on the status of trade and other receivables, no allowance for doubtful accounts has been recorded as at December 31, 2021 (December 31, 2010 - $nil).

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to minimal interest rate risk on its cash balances as they carry a floating rate of interest. We do not currently hedge our interest rate risk.

Foreign Currency Risk

We are also exposed to market risk related to change in foreign currency exchange rates. Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does engage in significant transactions and activities in currencies other than its functional currency, the Canadian dollar. Such transactions are primarily denominated in the U.S. dollar. Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions Depending on the timing of the transactions and the applicable currency exchange rates such conversions may positively or negatively impact the Company. We do not currently hedge our foreign exchange rate risk.

Item 12.	Description of Securities Other than Equity Securities

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

14.E.	Use of Proceeds

The effective date of the registration statement on Form F-10 (File No. 333-258074) for the Company’s initial underwritten public offering of securities in the United States was July 29, 2021 (defined herein as the “US Offering”). The offering of 5,000,000 Common Shares at a price of U.S.$4.00 per share closed on August 3, 2021 for gross proceeds of U.S.$20,000,000, before deducting underwriting discounts and offering expenses of approximately U.S.$2,400,000 for total net proceeds to the Company from the offering of U.S.$17,600,000. ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), was the sole book-running manager for the offering.

In addition, ThinkEquity was granted a 45-day over-allotment option following the closing date to purchase up to an additional 750,000 shares. On September 15, 2021, the Company announced the exercise of 95,966 of the over-allotment shares at a price of U.S.$4.00 per share for additional gross proceeds of U.S.$383,864, bringing the aggregate gross proceeds of the US Offering to U.S.$20,383,864 before deducting underwriting discounts and offering expenses. After deducting underwriting discounts and offering expenses of U.S.$2,400,000, the total net proceeds to the Company from the US Offering were approximately U.S.$17,983,864. None of the net proceeds of the US Offering were paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

The Company has not fully used the net proceeds of the US Offering. The proceeds that the Company has used (approximately U.S.$9,500,000 as of December 31, 2021) have been used for general corporate purposes, including funding ongoing operations, growth initiatives, and working capital. There has been no material change in the planned use of proceeds from our initial public offering from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on July 30, 2021 (the “Supplement”). The Company intends to continue to use the remaining net proceeds of the offering, together with existing cash, for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development, as set out in the Supplement.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Company’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Audit Committee, which consists exclusively of independent directors within the meaning of NI 52-110 and the Nasdaq listing requirements, is comprised of Olen Aasen, Julie Myers Wood and John M. Mitnick. Olen Aasen is the Chair of the Audit Committee. The Board of Directors has determined that Julie Myers Wood, Olen Aasen, and John M. Mitnick each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and NI 52-110. The Board has determined that Olen Aasen is “financially literate” within the meaning of NI 52-110 and the Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics applicable to all of its directors, officers and employees, including its CEO and CFO, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that the Company expects from our directors, officers and employees with respect to all aspects of its business.

If the Company grants any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, it will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.draganfly.com and the System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

Item 16C.	Principal Accountant FeeS and Services

The following table sets forth information regarding the amount billed and accrued to the Company by Dale Matheson Carr-Hilton Labonte LLP, for the fiscal years ended December 31, 2021 and 2020:

	Year Ended December 31,
Services	2021	2020
Audit Fees(1)	$280,000	$94,000
Audit-Related Fees(2)	-	$8,925
Tax Fees(3)	$11,000	$4,000
Other Fees(4)	-	-

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by Dale Matheson Carr-Hilton Labonte LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The Company is a foreign private issuer and its Common Shares are listed on the Nasdaq Capital Market. Rule 5615(a)(3) of the rules of the Nasdaq Stock Market LLC Rules (the “Nasdaq Rules”) permits a foreign private issuer to follow its home country practices in lieu of certain requirements of the 5600 Series of the Nasdaq Rules, which set forth corporate governance requirements. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the Nasdaq Rules. Set forth below is a brief summary of such differences.

Quorum Requirement

Nasdaq Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock. The Company does not presently follow this Nasdaq Rule. Instead, and in accordance with the Nasdaq exemption, the Company complies with the BCBCA which does not require a quorum of no less than 33 1/3% of the outstanding shares of the Company’s common voting shares and provides that the quorum for the transaction of business at a meeting of shareholders is the quorum established by the Company’s Articles, which is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Independent Compensation Committee

Nasdaq Rule 5605(d)(2) requires that listed companies have a compensation committee comprised entirely of independent directors. The Company does not have a compensation committee comprised entirely of independent directors. Under Canadian securities laws, National Policy 58-201 only recommends that a compensation committee be composed entirely of independent directors. The rules of the CSE likewise do not require an entirely independent compensation committee.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17:	Financial Statements

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements as at December 31, 2021 and 2020:

Item 18:	Financial Statements

Refer to Item 17. Financial Statements.

Item 19.	Exhibits

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1*	Certificate of Incorporation dated June 1, 2018.
1.2	Articles dated June 1, 2018 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021).
1.3*	Certificate of Change of Name dated August 15, 2019.
1.4	Notice of Articles dated June 1, 2018 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021).
2.1*	Specimen Option Agreement of the Company
2.2*	Specimen Restricted Share Unit Agreement of the Company
2.3*	Specimen Warrant Certificate of the Company
2.4*	Specimen Warrant Certificate of the Company
2.5*	Specimen Warrant Certificate of the Company
4.1*	Business Services Agreement between the Company and Business Instincts Group Inc. dated August 1, 2019.
4.2*	Share Compensation Plan dated August 9, 2019, as amended April 14, 2021 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
4.3*	Consultant Agreement with 1502372 Alberta Ltd., dated October 1, 2019
4.4*	Amending Agreement with 1502372 Alberta Ltd., dated September 3, 2021
4.5*	Consultant Agreement with Scott Larson dated July 3, 2020
4.6*	Amending Agreement with Scott Larson, dated September 3, 2021
4.7*	Employment Agreement with Paul Sun dated November, 2020
4.8*	Amending Agreement with Paul Sun, dated September 3, 2021
4.9*	Employment Agreement with Justin Hannewyk dated April 30, 2020
4.10*	Amending Agreement with Justin Hannewyk, dated September 3, 2021
8.1*	Subsidiaries of the Company
11.1*	Code of Business Conduct and Ethics
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Company for the year ended December 31, 2021.
15.2*	Audit Committee Charter
15.3*	Consent of independent registered public accounting firm (Dale Matheson Carr-Hilton Labonte LLP)
101*	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2021 and 2020;
(ii) Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019;
(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;
(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2021, 2020 and 2019;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and
(vi) Notes to Consolidated Financial Statements

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

* Filed herewith.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGANFLY INC.

/s/ Paul Sun
By:	Paul Sun
Title:	Chief Financial Officer

Date: April 3, 2022

Draganfly Inc.

Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT (PCAOB ID1173)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Draganfly Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Draganfly Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, 2020, and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

/s/ DMCL

We have served as the Company’s auditor since 2019.

Vancouver, Canada

April 3, 2022

Draganfly Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

		December 31,	December 31,
As at	Notes	2021	2020

ASSETS
Current Assets
Cash and cash equivalents	6	$23,075,713	$1,982,416
Receivables	7	1,407,127	810,791
Inventory	8	3,390,822	1,233,619
Notes receivable	9	190,170	-
Prepaids	10	5,494,877	335,022
		33,558,709	4,361,848

Non-current Assets
Goodwill	13	5,940,409	2,166,563
Equipment	12	297,043	153,870
Intangible assets	13	593,901	273,867
Investments	11	291,066	-
Notes receivable	9	964,006	-
Right of use asset	14	468,106	144,419
TOTAL ASSETS		$42,113,240	$7,100,567

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	16	$799,139	$1,857,177
Customer deposits	17	172,134	385,449
Deferred income	18	73,286	-
Loans payable	19	6,745	62,978
Derivative liability	20	5,560,002	748,634
Lease liability	15	110,481	93,239
		6,721,787	3,147,477

Non-current Liabilities
Deferred income	18	-	5,062
Loans payable	19	86,572	34,938
Lease liability	15	378,642	64,885
TOTAL LIABILITIES		7,187,001	3,252,362

SHAREHOLDERS’ EQUITY
Share capital	20	81,038,365	36,943,304
Reserves – share-based payments	20	6,406,117	3,024,007
Accumulated deficit		(52,322,182)	(36,119,210)
Accumulated other comprehensive income (loss)		(196,061)	104
TOTAL SHAREHOLDERS’ EQUITY		34,926,239	3,848,205
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$42,113,240	$7,100,567

Nature and Continuance of Operations (Note 1)

Approved and authorized for issuance by the Board of Directors on April 3, 2022.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Comprehensive Loss

Expressed in Canadian Dollars

		For the years ended December 31,
	Note	2021	2020	2019
REVENUE
Revenue from sales of goods	21	$5,103,399	$3,087,223	$248,939
Revenue from provision of services	21	1,950,466	1,276,288	1,131,488
TOTAL REVENUE		7,053,865	4,363,511	1,380,427

COST OF SALES	8	(4,410,777)	(2,603,911)	(218,800)

GROSS PROFIT		2,643,088	1,759,600	1,161,627

OPERATING EXPENSES
Amortization	13	$135,966	$43,518	$8,386
Depreciation	12,14	175,098	109,108	41,250
Director fees	23	370,094	-	-
Insurance		2,962,767	39,988	23,900
Office and miscellaneous	22	6,455,998	3,387,865	2,103,732
Professional fees	23	4,445,949	1,762,594	524,101
Research and development		510,895	567,999	16,883
Share-based payments	20,23	3,952,595	2,668,464	761,559
Travel		143,904	25,617	30,896
Wages and salaries	23	2,768,010	1,649,329	989,083
		(21,921,276)	(10,254,482)	(4,499,790)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	4,20	8,149,812	(748,634)	-
Finance and other costs		5,074	(23,117)	(171,905)
Foreign exchange gain (loss)		362,448	(87,104)	5,803
Gain on disposal of assets		-	-	28,651
Gain (loss) on settlement of debt		-	(38,879)	198,976
Gain on forgiveness of debt		-	127,711	-
Government income	26	24,148	51,627	-
Listing expense	5	-	-	(7,804,859)
Loss on write-off of loan receivable		-	-	(13,560)
Loss on write-off of notes receivable	9	(891,471)	-	-
Loss on impairment of goodwill	13	(4,579,763)
Other income (loss)	26	4,968	1,197,465	-
NET LOSS		(16,202,972)	(8,015,813)	(11,095,057)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		136,475	104	-
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	11	(332,640)	-	-
COMPREHENSIVE LOSS		$(16,399,137)	$(8,015,709)	$(11,095,057)

Net loss per share
Basic & diluted		$(0.59)	$(0.48)	$(1.16)
Weighted average number of common shares outstanding - basic & diluted		27,647,293	16,558,184	9,529,595

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves - Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2018	7,869,384	$12,561,342	$882,180	$(17,576,131)	$-	$-	$(4,132,609)
Shares issued for settlement of notes payable	258,310	645,775	-	-	-	-	645,775
Shares issued as transactions fees	400,000	1,000,000	-	-	-	-	1,000,000
Recapitalization of Draganfly Inc.	2,100,000	5,250,001	1,645,193	-	-	-	6,895,194
Shares issued of settlement of trades payable	9,065	22,662	-	-	-	-	22,662
Shares issued for settlement of convertible debentures and accrued interest	423,698	1,059,246	-	-	-	-	1,059,246
Shares issued for exercise of warrants	63,388	221,741	(212,908)	-	-	-	8,833
Reclassification of unexercised conversion feature	-	-	(567,791)	567,791	-	-	-
Shares and warrants issued on private placement	2,810,300	7,025,750	-	-	-	-	7,025,750
Stock-based compensation	-	-	761,559	-	-	-	761,559
Net loss	-	-	-	(11,095,057)	-	-	(11,095,057)

Balance at December 31, 2019	13,934,145	$27,786,517	$2,508,233	$(28,103,397)	$-	$-	$2,191,353
Shares issued for exercise of warrants	1,584,775	4,007,130	(1,645,193)	-	-	-	2,361,937
Shares issued for acquisition	645,088	2,178,961	-	-	-	-	2,178,961
Shares issued as finder’s fees	40,000	100,000	-	-	-	-	100,000
Shares issued for debt settlement	111,082	344,354	-	-	-	-	344,354
Shares issued for financing	703,607	2,018,845	-	-	-	-	2,018,845
Shares issued for exercise of RSU’s	199,998	507,497	(507,497)	-	-	-	-
Share-based payments	-	-	2,668,464	-	-	-	2,668,464
Net loss	-	-	-	(8,015,813)	-	-	(8,015,813)
Translation of foreign operations	-	-	-	-	-	104	104

Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Loss
	Number of Shares	Share Capital	Reserves - Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205
Shares issued for acquisition	1,200,000	2,303,999	1,241,250	-	-	-	3,545,249
Shares issued for financing	11,584,657	36,092,187	-	-	-	-	36,092,187
Share issue costs	-	(4,678,821)	864,060	-	-	-	(3,814,761)
Shares issued for exercise of RSUs	448,660	1,752,052	(1,752,052)	-	-	-	-
Shares issued for exercise of warrants	1,939,534	4,929,790	-	-	-	-	4,929,790
Shares issued for exercise of stock options	405,499	1,937,866	(923,743)	-	-	-	1,014,123
Shares issued in lieu of cash	371,901	1,757,988	-	-	-	-	1,757,988
Share-based payments	-	-	3,952,595	-	-	-	3,952,595
Net loss	-	-	-	(16,202,972)	-	-	(16,202,972)
Change in fair value of equity investments at FVOCI	-	-	-	-	(332,640)	-	(332,640)
Translation of foreign operations	-	-	-	-	-	136,475	136,475

Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	For the year ended December 31,
	2021	2020	2019

OPERATING ACTIVITIES
Net loss	$(16,202,972)	$(8,015,813)	$(11,095,057)
Adjustments for:
Amortization	135,966	43,518	8,386
Depreciation	175,098	109,108	41,250
Change in fair value of derivative liability	(8,149,812)	748,634	-
Impairment of notes receivable	891,471	-	-
Impairment of goodwill	4,579,763	-	-
Finance and other costs	(926)	23,117	171,905
Gain on settlement of debt	-	38,879	(198,976)
Gain on forgiveness of debt	-	(127,711)	-
Gain on disposal of assets	-	-	(28,651)
Income from government assistance	(24,148)	(21,090)	-
Expense of non-financial asset	-	-	15,389
Listing expense	-	-	7,804,859
Shares Issued as acquisition cost	-	100,000	-
Share-based payments	3,952,595	2,568,464	761,559
	(14,642,965)	(4,532,894)	(2,519,336)

Net changes in non-cash working capital items:
Receivables	(596,336)	(1,481,944)	(126,799)
Inventory	(2,157,203)	(555,371)	12,622
Prepaids	(3,401,868)	31,605	(249,325)
Trade payables and accrued liabilities	(1,044,133)	1,261,066	(1,005,121)
Customer deposits	(213,315)	139,490	-
Deferred income	51,186	5,062	-
Funds used in operating activities	(22,004,634)	(5,132,986)	(3,887,959)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	(466,643)	(457,407)	28,538
Purchase of equipment	(212,579)	(23,888)	(87,785)
Disposal of equipment	-	-	31,500
Purchase of investments	(623,706)	-	-
Issuance of notes receivable	(2,002,678)	-	-
Proceeds from sales of investments	-	997,714	-
Funds provided by (used in) investing activities	(3,305,606)	516,419	(27,747)

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	For the year ended December 31,
	2021	2020	2019

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	44,255,651	2,018,845	6,534,583
Share issue costs	(3,814,762)	-	-
Proceeds from issuance of common shares for warrants exercised	4,929,790	2,361,937	-
Proceeds from issuance of common shares for stock options exercised	1,014,123	-	-
Proceeds from issuance of loans	60,000	129,310	-
Loans repayments	(4,319)	(5,062)	-
Proceeds from issuance of notes payable	-	123,000	1,137,978
Repayment of convertible debentures	-	-	(486,131)
Repayment of notes payable	-	(183,000)	(882,770)
Repayment of loans	(44,428)	(192,084)	-
Repayment of lease liability	(128,996)	(83,442)	(38,000)
Funds provided by financing activities	46,267,059	4,169,504	6,265,660

Effects of exchange rate changes on cash	136,478	104	(22,366)
Change in cash	20,956,819	(447,063)	2,349,954
Cash, beginning of year	1,982,416	2,429,375	101,787
Cash, end of year	$23,075,713	$1,982,416	$2,429,375

Cash and cash equivalents consist of the following:
Cash held in banks	$22,729,212	$1,839,871	$2,429,375
Guaranteed investment certificate	346,501	142,545	-
	$23,075,713	$1,982,416	$2,429,375

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares trade on the Canadian Securities Exchange (the “CSE”),” on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

COVID-19

The outbreak of the coronavirus, also known as “COVID-19,” spread across the globe and is impacting worldwide economic activity. Government authorities have implemented emergency measures to mitigate the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused material disruption to business globally. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The Company will continue to monitor the impact of the COVID-19 pandemic, the duration and impact of which is unknown at this time which may include further disruptions to global supply chains and the manufacturing and delivery of parts that the Company relies on for its products. Although it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods, such impacts are not expected to be significant going forward. Aside from the acquisition of Dronelogics and being opportunistic on other partnerships or acquisitions, the Company has expanded its products and services offered to include health and telehealth applications relating to COVID-19, as a way to mitigate the effects of COVID-19.

Share consolidation

During the year ended December 31, 2021 in conjunction with its Regulation A financing, the Company underwent a share consolidation at a 5-1 ratio. All reference to share, per share amounts, warrants, RSU’s and stock options in these financial statements have been retroactively restated to reflect the consolidation.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements were authorized for issue by the Board of Directors on April 3, 2022.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the consolidated financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Impairment of Non-financial assets

The CGU’s recoverable amount is evaluated using the higher of the value in use and fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount.

Share-based payments

The cost of share-based payment transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the stock option.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined with reference to the estimated selling price. The Company estimates selling price based upon assumptions about future demand and current and anticipated retail market conditions. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Useful lives of equipment and intangible assets

Estimates of the useful lives of equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Significant judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

Business combinations

The definition of whether a set of assets acquired and liabilities assumed constitute a business may require the company to make certain judgements taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 – Business Combinations (“IFRS 3”) with respect to the Acquisitions (Notes 3, 4, and 5). IFRS 3 defines a business as having a system where inputs enter a process to produce outputs. The Company has determined that the acquisition of Dronelogics Systems Inc. and Vital Intelligence Inc. are business combinations and, accordingly, have accounted for as such.

Other significant judgments

−	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
−	the classification of financial instruments;
−	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable;
−	the determination of whether a set of assets acquired and liabilities assumed constitute a business; and
−	the determination of the functional currency of the company.

Foreign currency translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The functional currencies for the parent company and each subsidiary are as follows:

Draganfly Inc.	Canadian Dollar
Draganfly Innovations Inc.	Canadian Dollar
Draganfly Innovations USA, Inc.	US Dollar
Dronelogics Systems Inc.	Canadian Dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in other comprehensive income.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Amounts recorded for forfeited or expired unexercised options are transferred to deficit in the year of forfeiture or expiry. Amounts recorded for forfeited unvested options are reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Restricted Share Units

The restricted share units (“RSUs”) entitle employees, directors, or officers to cash payments payable upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of the grant. RSUs are measured at the fair value of awards on the grant date using the prior days closing price. Amounts recorded for forfeited unvested RSUs are reversed in the period the forfeiture occurs. The expense is recognized on a graded vesting basis over the vesting period, with a corresponding charge to profit or loss.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, the Company incurred a loss and therefore basic loss per share equals diluted loss per share.

a)	Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss (FVTPL) - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Trade payables, customer deposits and loans are included in this category. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Derecognition of financial liabilities

Financial liabilities are derecognized when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are generally recognized in profit or loss.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;
●	an intangible asset not yet available for use; and
●	goodwill recognized in a business combination.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Inventory

Inventory consists of raw materials for manufacturing of multi-rotor helicopters, industrial areal video systems, civilian small unmanned aerial systems or vehicles, health monitoring equipment, and wireless video systems. Inventory is initially valued at cost and subsequently at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written-down to net realizable value.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized at a point-in-time when control of the products has transferred, being when the products are delivered to the customer and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location or picked up by the customer, the risks of obsolescence and loss have been transferred to the customer.

Revenue from these sales is recognized based on the price specified in the contract, net of the estimated discounts and returns. Accumulated experience is used to estimate and provide for the discounts and returns, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. To date, returns have not been significant. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Some contracts include multiple deliverables, such as the manufacturing of hardware and support. Support is performed by another party and does not include an integration service. It is therefore accounted for as a separate performance obligation. In this case, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expect cost plus margin.

A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Services

The Company provides consulting, custom engineering, drones as a service, and investigating and solving on a project-by-project basis under fixed-price and variable price contracts. Revenue from providing services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. This is determined based on the actual labour hours spend relative to the total expected labour hours. If contracts include the manufacturing of hardware, revenue for the hardware is recognized at a point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

In case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Company exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized. If the contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice. Customers are invoiced on a monthly basis and consideration is payable when invoiced.

Cost of Goods Sold

Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight costs, as well as provisions for reserves related to product shrinkage, excess or obsolete inventory, or lower of cost and net realizable value adjustments as required.

Intangible Assets and Goodwill

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized on a straight line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Depreciation is generally calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Class of equipment	Depreciation rate
Computer equipment	30%
Furniture and equipment	20%
Leasehold improvements	Over expected life of lease
Software	30%
Vehicles	30%

Research and development expenditures

Expenditures on research are expensed as incurred. Research activities include formulation, design, evaluation and final selection of possible alternatives, products, processes, systems or services. Development expenditures are expensed as incurred unless the Company can demonstrate all of the following: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Government Assistance

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as income in equal amounts over the expected useful life of the asset.

SR&ED Investment tax credits

The Company claims federal investment tax credits as a result of incurring scientific research and experimental development (“SR&ED”) expenditures. Federal investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Federal investment tax credits are accounted for as a reduction of research and development expense for items of a period expense nature or as a reduction of property and equipment for items of a capital nature. Management has made a number of estimates and assumptions in determining the expenditures eligible for the federal investment tax credit claim. It is possible that the allowed amount of the federal investment tax credit claim could be materially different from the recorded amount upon assessment by Canada Revenue Agency.

The Company claims provincial investment tax credits as a result of incurring SR&ED expenditures. Provincial investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Management has made a number of estimates and assumptions in determining the expenditures eligible for the provincial investment tax credit claim. The provincial investment tax credits are refundable and have been recorded as a SR&ED tax credit receivable, and as a reduction in research and development expenses on the statement of comprehensive loss. It is possible that the allowed amount of the provincial investment tax credit claim could be materially different from the recorded amount upon assessment by Canada Revenue Agency and the Alberta Tax and Revenue Administration.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate. A corresponding right-of-use (“ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company’s incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

3. DRONELOGICS ACQUISITION

On April 30, 2020, the Company acquired all of the issued and outstanding shares of Dronelogics Systems Inc. (“Dronelogics”), excluding the cinematography division, a leading drone reseller and services company based in Burnaby, BC. The purpose of the acquisition was to increase the Company’s scope of products and services to include the sale of third-party manufactured UAVs and drone-as-a-service type work while adding immediate revenue to the business, for consideration of $500,000 cash and 645,088 common shares (the “Transaction”).

In connection with the Transaction, the Company paid fees of $160,000 to certain advisors consisting of $100,000 by way of 40,000 in shares at a price of $2.50 per share and $60,000 in cash. At closing, the Company (i) granted 89,000 incentive stock options to certain employees of Dronelogics pursuant to the Company’s share compensation plan, exercisable at a price equal to closing price of the shares on the CSE on January 31, 2020. The options have a term of 10 years and 14,000 vest in three equal tranches, on the grant date and first and second anniversaries of the date of grant while 70,000 vest on the first anniversary of the grant date, and (ii) awarded 75,000 RSUs to certain directors and officers of Dronelogics. RSUs were awarded to certain directors and officers of Dronelogics pursuant to the Company’s share compensation plan. The RSUs vest in three equal tranches, on the first, second and third anniversaries of the date of award.

The purchase price allocation (“PPA”) is as follows:

Number of shares of Draganfly Inc.	645,088
Fair value of common shares	$4.15
Fair value of shares of Draganfly Inc.	$2,178,960
Cash portion of purchase price	500,000
Total	$2,678,960

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

3. DRONELOGICS ACQUISITION (CONT’D)

Tangible assets acquired
Cash	$42,593
Accounts receivable	98,852
Inventory	629,684
Prepaids and deposits	93,997
Other current assets	3,014
Capital assets	54,946
Right-of-use assets	83,428
Accounts payable and accrued liabilities	(222,766)
Customer deposits	(245,959)
Loans	(245,752)
Other current liabilities	(8,437)
Lease liabilities	(87,203)
196,397
Identifiable intangible assets
Customer relationships	197,000
Website	119,000
316,000
Goodwill	2,166,563
Total consideration	$2,678,960

The Company estimated the fair value as follows:

●	Customer relationships based on an income approach, specifically multi-period excess earnings method, by identifying key customers, applying attribution rate of 15% per annum and discount rate of 18% per annum; and
●	Website based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.5% and discount rate of 17% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired was recognized as goodwill, which primarily consisted of the assembled workforce.

From the date of the acquisition to December 31, 2020, the acquired business contributed $4,086,350 of revenue and a net income of $434,528.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

4. VITAL INTELLIGENCE ACQUISITION

On March 25, 2021, the Company acquired the assets of Vital Intelligence Inc. (“Vital”), a company that had developed a health/telehealth platform that could detect a number of key underlying respiratory symptoms. The Company acquired it to diversify its existing product line as well as recognized opportunities that an initial focus on COVID-19 screening set of technologies would most likely lead to other facets within the healthcare field creating revenue growth from a new vertical, for consideration of: (a) a cash payment of $500,000 and (b) 1,200,000 units of the Company with each unit being comprised of one common share and one warrant (the “Acquisition”). Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing for $13.35 and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow with 300,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The units were issued on March 22, 2021. On August 19, 2021 the parties agreed to reduce the final payment from $250,000 to $227,984 due to certain assets listed in the purchase agreement had not been delivered by Vital.

The units of the Company are to be releasable from escrow in accordance with the terms and conditions of the agreement, as follows:

a)	300,000 units shall be released on the closing date;
b)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $2,000,000;
c)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $4,000,000; and
d)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $6,000,000.

Upon acquisition, the 900,000 shares held in escrow were classified as a derivative liability and were valued based upon:

●	A weighted average probability of achieving the milestones necessary to release the shares held in escrow, and
●	Discounted due to the lack of liquidity.

On acquisition, the fair value of the derivative liability (note 20) was $4,797,717. At December 31, 2021, the liability was revalued based upon new weighted average probabilities of achieving the revenue milestones. As a result, the fair value was adjusted to $694,230, with the difference flowing through the consolidated statement of loss.

Contingent consideration
Fair value of contingent consideration	$4,797,717
Change in fair value of contingent consideration	(4,103,487)
Contingent consideration at December 31, 2021 (note 20)	$694,230

The PPA is as follows:

Number of units of Draganfly Inc.	578,248
Fair value of units	$14.43
Fair value of units of Draganfly Inc.	$8,342,966
Cash portion of purchase price	466,643
Total	$8,809,609

Identifiable intangible assets
Brand	$23,000
Software	433,000
456,000

Goodwill	8,353,609
Total consideration	$8,809,609

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

4.	VITAL INTELLIGENCE ACQUISITION (CONT’D)

Significant estimates are as follows:

●	Number of units issued based upon a weighted average calculation for the Company achieving the revenue targets.
●	Brand fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.25% and discount rate of 14.4% per annum.
●	Software fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 5.0% and discount rate of 14.4% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired was recognized as goodwill, which primarily consisted of continued development of the technology platform integrating the latest technological developments.

From the date of the acquisition to December 31, 2021, Vital contributed $115,369 of revenue and a net loss of $203,231.

5. AMALGAMATION

On January 31, 2019, the Company and Draganfly Innovations entered into the BCA providing for a three-cornered amalgamation among the Company, Draganfly Innovations, and Merger Co. As of August 15, 2019, the Amalgamation closed and the Company acquired, on a one for 1.794 basis, all of the issued and outstanding Draganfly Innovations shares (the “Draganfly Innovations Shares”) in exchange for 8,527,671 common shares of the Company.

This resulted in a reverse take-over, of the Company, by the shareholders of Draganfly Innovations. At the time of the Amalgamation, the Company did not constitute a business as defined under IFRS 3; therefore, the Amalgamation is accounted under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a listing expense to net loss. As Draganfly Innovations is deemed to be the accounting acquirer for accounting purposes, these consolidated financial statements present the historical financial information of Draganfly Innovations up to the date of the Amalgamation.

Number of shares of Draganfly Inc.	2,100,000
Fair value of common shares in concurrent financing	$2.50
Fair value of shares of Draganfly Inc.	$5,250,001
Fair value of warrants	1,645,193
Fair value of shares issued for transaction fees	1,000,000
Net assets acquired	$(90,335)
Listing expense	$7,804,859

Fair value of the Company acquired, net of liabilities
Cash	$28,538
Accounts receivable	4,991
Loans receivable	963,269
Accounts payable and accrued liabilities	(406,463)
Subscription receipts	(500,000)
$90,335

The fair value of 10,500,001 issued common shares of the Company was estimated to be $2.50 per share using the price of a subscription receipts financing that was completed concurrently.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

5. AMALGAMATION (CONT’D)

Prior to the closing of the Amalgamation, Draganfly Innovations issued 222,965 common shares with a value of $1,000,000 as transaction fees for the Amalgamation to related parties.

The Company assumed 800,000 share purchase warrants exercisable at a price of $0.50 per share expiring on February 4, 2021. The fair value of share-purchase warrants was $1,645,193, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.86%
Estimate life	1.48 years
Expected volatility	100%
Expected dividend yield	0%

As at August 15, 2019, the Company received $7,025,750 in proceeds to issue subscription receipts (the “Subscription Receipts”) at a price of $2.50 per Subscription Receipt. Each Subscription Receipt was automatically converted, without payment of additional consideration and without any further action on the part of the holder, into one unit of the Company (a “Unit”) on completion of the Amalgamation and the Company becoming reporting issuer in the Province of Saskatchewan and obtaining conditional approval of a listing of the common shares on the CSE (the “Transaction”). Each Unit consists of one common share and one warrant. Each warrant will entitle the holder to purchase one common share at a price of $2.50 for a period of 12 months following the issuance of warrants. The proceeds of the private placement were released to the Company on November 5, 2019.

6. CASH AND CASH EQUIVALENTS

	December 31, 2021	December 31, 2020
Cash held in banks	$22,729,212	$1,839,871
Guaranteed investment certificates	346,501	142,545
	$23,075,713	$1,982,416

On March 27, 2020, the Company purchased a $142,000 guaranteed investment certificate (“GIC”) to secure its credit cards. The terms of the GIC are for 1 year at a rate of 0.50% per annum. On March 27, 2021 the company renewed the GIC for $142,710 for 1 year at a rate of 0.10% per annum.

On May 28, 2021, the Company purchased an additional $140,000 GIC to further secure its credit cards. The terms of the GIC are for 1 year at a rate of 0.35% per annum.

On December 21, 2021, the Company purchased an additional $50,000 USD GIC to further secure its credit cards. The terms of the GIC are for 1 year at 0.05% per annum.

All GIC’s must be maintained and renewed upon maturity until such time as the associated credit cards are cancelled.

7. RECEIVABLES

	December 31, 2021	December 31, 2020
Trade accounts receivable	$951,314	$780,254
Corporate taxes receivable	182,820	-
GST receivable	272,993	$-
SR&ED receivable	-	30,537
	$1,407,127	$810,791

8. INVENTORY

	December 31, 2021	December 31, 2020	December 31, 2019
Finished goods	$3,017,363	$1,155,871	$-
Parts	373,459	77,748	48,653
	$3,390,822	$1,233,619	$48,653

During the year ended December 31, 2021, $3,420,713 (2020: $2,257,797 2019: $118,826) of inventory was sold and recognized in cost of sales. During the year ended December 31, 2021, the Company recorded an allowance to value its inventory for obsolete and slow-moving inventory, recognizing an expense in cost of sales of $nil (2020: $23,955, 2019: $nil).

	December 31, 2021	December 31, 2020	December 31, 2019
Inventory	$3,420,713	$2,257,797	$118,626
Consulting and services	679,345	164,119	86,280
Other	310,719	181,995	13,894
	$4,410,777	$2,603,911	$218,800

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

9. NOTES RECEIVABLE

	Start Date	Maturity Date	Rate	Principal	Interest	Accretion	Impairment	Total
Note 1(1)	2021-04-21	2022-10-21	0%	$180,597	$-	$9,573	$-	$190,170
Note 2(1)	2021-06-01	2023-06-01	8%	114,833	5,378	-	(120,211)	-
Note 3(1)	2021-09-22	2024-09-22	5%	943,385	13,156	7,465	-	964,006
Note 4	2021-11-17	2022-04-26	8%	750,000	21,260	-	(771,260)	-
Total				$1,988,815	$39,794	$17,038	$(891,471)	$1,154,176

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

Note 1 is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this loan which was the investee’s most recent financing.

Note 2 bears interest at 8% and is secured by a general security agreement. Management has determined that it is unlikely that either the loan will be repaid or the Company will receive some other type of return. Therefore, the loan has been written down to $Nil.

Note 3 bears interest at 5%, is unsecured, and contains a conversion feature upon sale of the recipient. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this convertible loan which was the investee’s most recent financing.

Note 4 was issued pursuant to letter of intent on an acquisition that the Company is no longer pursuing. The loan is interest bearing at 8% and is due April 26, 2022. Management has determined that it is unlikely that either the loan will be repaid or the Company will receive some other type of return. Therefore, the loan has been written down to $Nil.

10. PREPAIDS

	December 31, 2021	December 31, 2020
Insurance	$2,938,246	$992
Prepaid director fees	107,763	-
Prepaid interest	6,969	-
Prepaid marketing services	1,638,179	187,826
Prepaid rent	-	3,583
Prepaid subscriptions	35,687	5,953
Deposits	768,033	136,668
	$5,494,877	$335,022

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

11. INVESTMENTS

Balance at December 31, 2020	$-
Investments	623,706
Change in fair value	(332,640)
Balance at December 31, 2021	$291,066

Fair value of investments is comprised of:

Public company shares	$142,857
Public company warrants	21,429
Private company shares	126,780
Balance at December 31, 2021	$291,066

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expire on March 17, 2023.

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2021	March 10, 2021
Risk free interest rate	0.91%	0.28%
Expected volatility	124.09%	150.88%
Expected life	2 years	2 years
Expected dividend yield	0%	0%

Volatility is calculated using the historical volatility method

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000. These assets have been recorded at the price of the company’s most recent private placement, and converted to Canadian dollars at the reporting date.

12. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at January 1, 2020	$7,000	$142,173	$-	$29,967	$-	$179,140
Additions	2,028	21,860	-	-	-	23,888
Net assets acquired in the Transaction	15,369	7,573	4,352	-	27,652	54,946
Balance at December 31, 2020	$24,397	$171,606	$4,352	$29,967	$27,652	$257,974
Additions	29,713	170,866	-	-	12,000	212,579
Revaluation	-	-	-	-	(3,619)	(3,619)
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934

Accumulated depreciation
Balance at January 1, 2020	$6,761	$37,944	$-	$19,294	$-	$63,999
Charge for the year	5,631	22,019	3,220	3,202	6,033	40,105
Balance at December 31, 2020	$12,392	$59,963	$3,220	$22,496	$6,033	$104,104
Charge for the year	12,899	42,314	1,132	2,241	7,201	65,787
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891

Net book value:
December 31, 2020	$12,005	$111,643	$1,132	$7,471	$21,619	$153,870
December 31, 2021	$28,819	$240,195	$-	$5,230	$22,799	$297,043

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

13. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software		Goodwill	Total
Cost
Balance at December 31, 2019	$41,931	$-	$-		$-	$-	$41,931
Intangible assets acquired in the Transaction	-	197,000	-		119,000	2,166,563	2,482,563
Balance at December 31, 2020	$41,931	$197,000	$-		$119,000	$2,166,563	$2,524,494
Intangible assets acquired in the Acquisition	-	-	23,000		433,000	8,353,609	8,809,609
Impairment of goodwill	-	-	-		-	(4,579,763)	(4,579,763)
Balance at December 31, 2021	$41,931	$197,000	$23,000		$552,000	$5,940,409	$6,754,340

Accumulated amortization
Balance at December 31, 2019	$40,546	$-	$-	$		$-	$40,546
Change for the year	1,385	26,267	-		15,866	-	43,518
Balance at December 31, 2020	41,931	26,267	-		15,866	-	84,064
Change for the year	-	34,147	3,450		98,369	-	135,966
Balance at December 31, 2021	$41,931	$60,414	$3,450		$114,235	$-	$220,030

Net book value:
December 31, 2020	$-	$170,733	$-		$103,134	$2,166,563	$2,440,430
December 31, 2021	$-	$136,586	$19,550		$437,765	$5,940,409	$6,534,310

Customer relationships

On April 30, 2020, the Company acquired a 100% interest in Dronelogics (note 3) and assigned $197,000 to the fair value of customer relationships.

Brand

On April 30, 2020, the Company acquired a 100% interest in Dronelogics and assigned $119,000 to the fair value of the website/domain name.

On March 25, 2021, the Company acquired the assets of Vital (note 4) and assigned $23,000 to the fair value of the brand.

Software

On March 25, 2021, the Company acquired the assets of Vital and assigned $433,000 to the fair value of the software.

Goodwill

On April 30, 2020, the Company acquired a 100% interest in Dronelogics, which included goodwill. Goodwill was valued at $2,166,563.

On March 25, 2021, the Company acquired the assets of Vital, which included goodwill. Goodwill was valued at $8,353,609.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

13. INTELLECTUAL PROPERTIES AND GOODWILL (CONT’D)

On December 31, 2021 the Company performed its annual goodwill impairment test on Vital and Dronelogics. The Company determined the recoverable amount based on a value in use calculation using the following key assumptions:

●	5 year post tax cash flow projections expected to be generated based on a financial forecast with a terminal growth rate of 2%
●	Budgeted cash flows calculated using a weighted average revenue EBITDA margin of 14% for Drone and 42% for Vital respectively were estimated by management based on the past performance and future growth prospects as well as observed trends among comparable companies.
●	Cash flows were discounted at the weighted average cost of capital of 17% for Dronelogics and 24% for Vital based on peer group averages and adjusted for the Company’s risk factors.

Based on the annual goodwill impairment test, the Company deemed that the goodwill for Vital required impairment, as such the Company recorded an impairment of $4,579,763.

The most sensitive inputs to the value in use model are the growth and discount rates. All else being equal:

●	A 10% reduction in the Value in use for the discounted cash flow model would result in a reduction of $597,100 for Dronelogics and $570,133 for Vital.

Changing the above assumption would result in an impairment for Dronelogics, and would result in additional impairment for Vital.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts.

14. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2019	$159,539
Leases acquired in the Acquisition	83,428
Balance at December 31, 2020	$242,967
Additions	447,242
Lease removal	(7,092)
Balance at December 31, 2021	$683,117

Accumulated depreciation
Balance at December 31, 2019	$29,545
Charge for the year	69,003
Balance at December 31, 2020	$98,548
Historical correction	7,152
Charge for the year	109,311
Balance at December 31, 2021	$215,011

Net book value:
December 31, 2020	$144,419
December 31, 2021	$468,106

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

15. LEASE LIABILITY

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 10.5%

Total
Balance at December 31, 2019	$136,073
Leases acquired in the Acquisition	87,203
Interest expense	18,290
Lease Payments	(83,442)
Balance at December 31, 2020	$158,124
Addition	440,675
Interest expenses	26,964
Lease payments	(128,995)
Lease removal	(7,645)
Balance at December 31, 2021	$489,123

Which consists of:
Current lease liability	$110,481
Non-current lease liability	378,642
Balance at December 31, 2021	$489,123

Maturity analysis	Total
Less than one year	$150,276
One to three years	251,765
Four to five years	183,473
Greater than five years	5,030
Total undiscounted lease liabilities	590,544
Amount representing implicit interest	(101,421)
Lease liability	$489,123

16. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
Trade accounts payable	$362,890	$813,881
Accrued liabilities	402,540	512,205
Due to related parties (Note 23)	-	475,628
Government grant payable	33,709	33,709
GST/PST Payable	-	21,754
	$799,139	$1,857,177

17. CUSTOMER DEPOSITS

	December 31, 2021	December 31, 2020
Customer deposits	$172,134	$385,449

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

 18. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	December 31, 2021	December 31, 2020
Deferred income from customers	$80,000	$-
Deferred income from government	5,233	5,062
Deferred income from note receivable accretion	(11,947)	-
	73,286	5,062

19. LOANS PAYABLE

	December 31, 2021	December 31, 2020
Opening balance	$97,916	$-
Acquisition of loans	-	120,851
Issuance of loans payable	60,000	60,000
Fair value adjustment	(24,576)	(26,152)
Repayment of loans payable	(44,428)	(57,873)
Accretion expense	4,405	1,090
Ending balance	$93,317	$97,916

	Start Date	Maturity Date	Rate	Carrying Value December 31, 2021	Carrying Value December 31, 2020
CEBA	2020-05-19	2022-12-31	0%	$37,384	$34,938
CEBA	2021-04-23	2022-12-31	0%	37,383	-
Vehicle loan	2019-08-30	2024-09-11	6.99%	18,550	25,295
Shopify loan	2020-08-05		7.00%	-	37,683
Total				$93,317	$97,916

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the loan is repaid on or before December 31, 2022.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

The CEBA loans are unsecured and the vehicle loan is secured by the vehicle and the Shopify loan is secured by the Company’s accounts receivable.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

20. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2021,

-	The Company issued 1,580,525 common shares for the exercise of warrants for $3,951,312.
-	The Company issued 149,999 common shares for the vesting of Restricted Share Units.
-	The Company issued 392,999 common shares for the exercise of stock options for $987,248.
-	The Company issued 15,000 common shares in lieu of cash.
-	The Company issued 6,488,691 units for the Regulation A+ financing in the United States for proceeds of $18,815,485. Each unit is comprised of one common share and one share purchase warrant. These warrants had a fair value of $0.57 USD allocated to them, have an exercise price of $3.55 USD per warrant, each convert to one common share, and have a life of two years. The fair value of $8,261,511 was allocated to the warrant derivative liability.
-	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
-	The Company issued 5,095,966 common shares in a private placement for $25,538,213.
-	The Company issued 359,009 common shares for the exercise of warrants for $978,478.
-	The Company issued 298,661 common shares for the vesting of Restricted Share Units.
-	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
-	The Company issued 356,901 common shares in lieu of cash.

For the year ended December 31, 2020,

-	The Company issued 24,000 common shares for the exercise of warrants for $60,000.
-	The Company issued 20,000 common shares for the exercise of warrants for $50,000.
-	The Company issued 210,320 common shares for the exercise of warrants for $105,160.
-	The Company issued 73,000 common shares for the exercise of warrants for $36,500.
-	The Company issued 294,840 common shares for the exercise of warrants for $147,420.
-	The Company issued 121,840 common shares for the exercise of warrants for $60,920.
-	The Company issued 126,000 common shares for the exercise of warrants for $115,000.
-	The Company issued 645,088 common shares for the acquisition of Dronelogics and an additional 40,000 common shares as finder’s fees.
-	The Company issued 12,000 common shares for the exercise of warrants for $30,000.
-	The Company issued 45,600 common shares for the exercise of warrants for $114,000.
-	The Company issued 192,308 common shares for cash proceeds of $500,000.
-	The Company issued 111,082 common shares for debt settlement of $344,354 and recognized a loss of $38,879 in the statement of comprehensive loss.
-	The Company issued 2,000 common shares for the exercise of warrants for $5,000.
-	The Company issued 2,200 common shares for the exercise of warrants for $5,500.
-	The Company issued 637,975 common shares for the exercise of warrants for $1,594,938.
-	The Company issued 7,117 common shares for the vesting of Restricted Share Units.
-	The Company issued 511,299 units for the Regulation A+ financing in the United States for proceeds of $1,518,845. Each unit is comprised of one common share and one share purchase warrant. These warrants have an exercise price of $3.55 USD per warrant, each convert to one common share, and have a life of two years, expiring on November 30, 2022.
-	The Company issued 2,040 common shares for the vesting of Restricted Share Units.
-	The Company issued 2,647 common shares for the vesting of Restricted Share Units.
-	The Company issued 188,194 common shares for the vesting of Restricted Share Units.
-	The Company issued 15,000 common shares for the exercise of warrants for $37,500.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

20. SHARE CAPITAL (CONT’D)

For the year ended December 31, 2019,

-	The Company issued 143,985 common shares to a company controlled by a former director of the Company for settlement of $799,341 in accounts payable and application of $153,566 in subscription receivable.
-	The Company issued 222,965 common shares with a value of $1,000,000 as transaction fees for the Draganfly Innovations amalgamation to related parties.
-	The Company issued 8,517,671 common shares for the amalgamation with Draganfly Innovations.
-	The Company issued 9,065 common shares for settlement of $22,662 in trades payables at a value of $2.50 per share.
-	The Company issued 423,698 common shares for settlement of $740,000 in convertible debentures and interest. As a result of the settlement, the Company recognized loss on settlement of debt of $319,246 in the statement of loss and comprehensive loss.
-	The Company issued 63,388 common shares for exercise of share purchase warrants of the Company for proceeds of $8,833. As a result of the exercise, $212,908 from reserve was reclassification to share capital.
-	The Company issued 2,810,300 units in a private placement. Each unit consists of one common share and one warrant. These warrants have an exercise price of $2.50 per warrant, each convert to one common share, and have a life of one year, expiring on October 25, 2020.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at December 31, 2021, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	7.84	296,665	296,665
November 19, 2019	November 19, 2029	$2.50	7.89	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	8.33	87,000	78,666
April 30, 2020	April 30, 2030	$3.85	8.33	110,000	70,000
July 3, 2020	July 3, 2025	$3.20	3.51	200,000	166,666
November 24, 2020	November 24, 2030	$2.50	8.90	32,000	21,000
December 11, 2020	December 11, 2030	$2.15	8.95	12,500	12,500
February 2, 2021	February 2, 2031	$13.20	9.09	30,000	10,000
March 8, 2021	March 8, 2026	$13.90	4.19	10,000	5,000
April 27, 2021	April 27, 2031	$10.15	9.23	182,000	-
September 9, 2021	September 9, 2026	$4.84	4.69	25,826	-
				1,035,991	710,497

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2019	744,993	$2.50
Forfeited	(43,334)	2.50
Granted	492,000	3.08
Outstanding, December 31, 2020	1,193,659	$2.75
Exercised	(405,494)	2.50
Granted	247,826	10.12
Outstanding, December 31, 2021	1,035,991	$4.60

During the year ended December 31, 2021,

-	The Company granted 30,000 options to an employee. Each option is exercisable at $13.20 per share for 10 years.
-	The Company granted 10,000 options to a consultant. Each option is exercisable at $13.90 per share for 5 years.
-	The Company granted 182,000 options to employees and a consultant. Each option is exercisable at $10.15 per share for 10 years.
-	The Company granted 25,826 options to an employee. Each option is exercisable at $4.84 per share for 5 years.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

20. SHARE CAPITAL (CONT’D)

Stock Options (cont’d)

During the year ended December 31, 2020,

-	The Company granted 89,000 options to employees. Each option is exercisable at $2.50 per share for a period of 10 years from the grant date.
-	The Company granted 120,000 options to consultants. Each option is exercisable at $3.85 per share for a period of 10 years from the grant date.
-	The Company granted 200,000 options to employees. Each option is exercisable at $3.20 per share for a period of 5 years from the grant date.
-	The Company granted 33,000 options to employees. Each option is exercisable at $2.50 per share for a period of 10 years from the grant date.
-	The Company granted 50,000 options to a consultant. Each option is exercisable at $2.15 per share for a period of 10 years from the grant date.

During the year ended December 31, 2021, the Company recorded $1,660,894 (2020 - $1,724,853 and 2019 – $599,701) in stock-based compensation for stock options, based on the fair values of stock options granted which were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31,	2021	2020	2019
Risk free interest rate	0.69%-1.40%	0.43%-0.66%	1.45%-1.46%
Expected volatility	62.84%-113.16%	113.53%-119.03%	100%
Expected life	5 years	5-10 years	7.5 years
Expected dividend yield	0%	0%	0%
Exercise price	$4.84-13.90	$2.15-3.85	$2.50

Volatility is calculated using the historical volatility method based on a comparative company’s stock price.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

As at December 31, 2021, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2019	634,997
Vested	(199,998)
Forfeited	(68,333)
Issued	248,000
Outstanding, December 31, 2020	614,666
Vested	(448,660)
Issued	348,826
Outstanding, December 31, 2021	514,832

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

20. SHARE CAPITAL (CONT’D)

Restricted Share Units (cont’d)

During the year ended December 31, 2021, 323,661 RSUs fully vested according to the terms and the Company accelerated the vesting of 124,999 RSUs. The Company issued 348,826 RSUs to employees of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the year ended December 31, 2020, the Company committed to grant 248,000 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the year ended December 31, 2021, the Company recorded share-based payment expense of $2,291,701 (2020: $943,611, 2019: $161,858) in stock-based compensation for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at January 1, 2020	$-
Warrant issuance	281,732
Change in fair value of warrants outstanding	466,902
Balance at December 31, 2020	$748,634
Warrant issuance	8,261,511
Exercised	(98,048)
Change in fair value of warrants outstanding	(4,046,325)
Warrant Balance at December 31, 2021	4,865,772
Derivative liability
Warrants	$4,865,772
Contingent consideration (note 4)	694,230
Contingent consideration at December 31, 2021	$5,560,002

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price	Number of Warrants Outstanding at December 31, 2021	Fair Value at December 31, 2021	Number of Warrants Outstanding at December 31, 2020	Fair Value at December 31, 2020
November 30, 2020	US$ 3.55	482,425	$182,262	511,299	$748,634
February 5, 2021	US$ 3.55	1,323,275	951,226	-	-
March 5, 2021	US$ 3.55	5,154,321	3,731,285	-	-
July 29, 2021	US$ 5.00	250,000	84,625	-	-
September 14, 2021	US$ 5.00	4,798	1,685	-	-
		7,214,819	$4,865,772	511,299	$748,634

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

20. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31,	2021	2020
Risk free interest rate	0.23%-0.95%	0.20%-0.24%
Expected volatility	70.95%-144.59%	72.76%-74.10%
Expected life	2-3 years	2 years
Expected dividend yield	0%	0%

Volatility is calculated using the historical volatility method.

During the year ended December 31, 2020, the Company amended the expiry date of the November 5, 2019 warrants from November 5, 2020 to November 5, 2021 provided that 25% of the warrants were exercised by October 21, 2020 and 25% were exercised by May 5, 2021.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2019	3,610,340	$2.05
Exercised	(1,584,775)	1.50
Forfeited	(120,000)	2.50
Issued	511,299	3.55
Outstanding, December 31, 2020	2,416,864	$2.95
Exercised	(1,939,534)	2.54
Forfeited	(6,000)	2.50
Issued	7,943,489	5.10
Outstanding, December 31, 2021	8,414,819	$4.99

As at December 31, 2021, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price	Number of warrants outstanding
November 30, 2020	November 30, 2022	US$ 3.55	482,425
February 5, 2021	February 5, 2023	US$ 3.55	1,323,275
March 5, 2021	March 5, 2023	US$ 3.55	5,154,321
March 22, 2021	March 22, 2023	CDN$13.35	1,200,000
July 29, 2021	July 29, 2024	US$ 5.00	250,000
September 14, 2021	September 14, 2024	US$ 5.00	4,798
			8,414,819

The weighted average remaining contractual life of warrants outstanding as of December 31, 2021, was 1.20 years (December 31, 2020 – 1.07 years).

Of 1,200,000 warrants issued on March 22, 2021 to acquire Vital, 900,000 of the warrants are currently held in escrow, to be released upon completion of the milestones (note 4).

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

21. REVENUE

The Company sub-classifies revenue within the following components: product revenue and services revenue. Product revenue comprises of sales of internally assembled multi-rotor helicopters, industrial aerial video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Services revenue consists of fees charged for custom engineering, drone as a service work, and training and simulation consulting.

	For the years ended December 31,
	2021	2020	2019
Product sales	$5,103,399	$3,087,223	$248,939
Drone service	1,304,799	630,532	-
Services	645,667	645,756	1,131,488
	$7,053,865	$4,363,511	$1,380,427

The Company does not derive significant revenue from any (2020 – 1) customers that exceeds 10% of total revenues for the year ended December 31, 2021 (2020 – $474,701 of custom engineering services revenue).

Consulting revenue:

On May 22, 2017, the Company executed a standard consulting agreement, whereby the Company would provide consulting, custom engineering and investigating and solving on a project-by-project basis. The Company shall be responsible for the development, design, procurement, fabrication, assembly, integration, checkout, integration and test of hardware, software, and firmware necessary to produce a complete system per each project. The consideration for the services performed are based on the labor cost incurred on an hourly basis and minimal preapproved expenditures.

Geographic revenue segmentation is as follows:

	For the years ended December 31,
	2021	2020	2019
Canada	$4,937,935	$2,270,862	$127,118
United States	2,071,492	1,982,404	1,251,199
International	44,438	110,245	2,110
	$7,053,865	$4,363,511	$1,380,427

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

21. REVENUE (CONT’D)

Non current assets for each geographic segment are as follows:

	For the years ended December 31,
	Canada	United States	International
Goodwill	$2,166,564	$3,773,845	$-
Property and equipment	297,043	-	-
Intangible assets	219,093	374,808	-
Investments	291,066	-	-
Notes receivable	-	964,006	-
Right of use assets	468,106	-	-
	$3,441,872	$5,112,659	$-

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

22. OFFICE AND MISCELLANEOUS

	For the years ended December 31,
	2021	2020	2019
Advertising, Marketing, and Investor Relations	$5,165,791	$2,610,930	$1,356,174
Compliance fees	432,874	122,916	80,525
Contract Work	300,975	399,546	438,601
Other	556,358	254,473	228,432
	$6,455,998	$3,387,865	$2,103,732

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

23. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

Trade payables and accrued liabilities:

On Aug 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2021, the company incurred fees of $315,643 compared to $177,000 in 2020, and $80,000 in 2019.

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2021, the Company incurred fees of $290,225 compared to $525,164 in 2020, and $9,000 in 2019. As at December 31, 2021, the Company was indebted to this company in the amount of $nil (December 31, 2020 - $321,741, December 31, 2019 $9,450).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2021, the Company incurred fees of $205,191 (December 31, 2020 – 227,524). As at December 31, 2021, the Company was indebted to this company in the amount of $nil (December 31, 2020 - $153,887).

As at December 31, 2021, the Company had $nil (December 31, 2020 - $475,628, December 31, 2019 $9,681) payable to related parties outstanding that were included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

23. RELATED PARTY TRANSACTIONS (CONT’D)

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the year ended December 31, 2021 and 2020 included:

For the years ended December 31,	2021	2020	2019
Director fees	$370,094	$-	$-
Management fees paid to a company controlled by CEO and director	290,225	737,164	186,000
Management fees paid to a company controlled by the President and director	205,691	227,524	-
Management fees paid to a company controlled by a former director	500,074	165,000	195,000
Salaries	722,068	655,799	179,429
Salaries paid to the former owner of the Company	-	86,097	149,060
Share-based payments	2,475,949	1,614,158	480,158
	$4,564,102	$3,485,742	1,189,647

24. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and trade receivables. The majority of cash is deposited in bank accounts held with major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company does not have any past due outstanding receivables and the expected loss rate for undue balance is estimated to be nominal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

24. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

The following table summarizes the sensitivity of the fair value of the Company’s risk to foreign exchange rates, with all other variables held constant. Fluctuations of 10 percent in the foreign exchange rate between US dollars and Canadian dollars could have resulted in a change impacting net income upon consolidation as follows:

	December 31, 2021	December 31, 2020
Foreign exchange rate	$150,715	$27,018

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the statements of financial position. These financial assets are measured at fair value through profit and loss.

December 31, 2021	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$164,286	$126,780	$-	$291,066
Notes receivable	-	1,154,176	-	1,154,176
Derivative liability	-	-	5,560,002	5,560,002
Total	$164,286	$1,280,956	$5,560,002	$7,005,244

December 31, 2021	Level 1	Level 2	Level 3	Total
Derivative liability	-	-	748,634	748,634
Total	$-	$-	$748,634	$748,634

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, debt, and equity comprised of issued share capital, and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

The breakdown of the Company’s capital is as follows:

	December 31, 2021	December 31, 2020
Cash	$23,075,713	$1,982,416
Debt	93,317	97,916
Equity	$34,926,239	$3,848,205

25. INCOME TAXES

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive loss for the years ended December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before income taxes	$16,202,972	$8,015,813	$11,095,507
Canadian statutory rates		27%	27%
Expected income tax recovery	4,196,600	2,164,000	2,996,000
Impact of different foreign statutory tax rates	34,900	-	-
Non-deductible items	116,400	(687,000)	(2,043,000)
Share issue costs	887,600	-	-
Adjustments to prior years provision versus statutory tax returns	376,500	189,000	(388,000)
Differences between prior year provision and final tax return	(206,000)	(535,000)	(18,000)
Change in deferred tax asset not recognized	(5,406,000)	(1,131,000)	(547,000)
Income tax	$-	$-	$-

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

25. INCOME TAXES (CONT’D)

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2021	December 31, 2020	December 31, 2019
Deferred income tax assets (liabilities):
Share issuance costs	$728,000	$30,000	$-
Non-capital losses	7,043,000	3,656,000	2,439,000
Property and equipment	449,000	457,000	581,000
Capital gain reserve	74,000	-	-
Scientific Research and Experimental Development	291,000	57,000	49,000
Total deferred income tax assets	$8,585,000	$4,200,000	$3,069,000
Deferred income tax not recognized	(8,585,000)	(4,200,000)	(3,069,000)
Net deferred tax assets	$-	$-	$-

The Company has non-capital loss carry forward of approximately $25,487,000 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the years 2036 to 2040.

26. OTHER INCOME

The Company had previously written off an investment in a UK-based company. On April 27, 2020, this company was sold and the Company received $1,179,513 (US$854,838).

27. SUPPLEMENTAL CASH FLOW DISCLOSURES

During the year ended December 31, 2021:

-	The Company issued 15,000 common shares in lieu of cash.
-	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
-	The Company issued 356,901 common shares in lieu of cash.
-	The Company recorded a change in fair value of investments of $332,640 to other comprehensive loss.

During the year ended December 31, 2020, the Company settled debt of $344,354 with the issuance of 111,082 common shares and recognized a gain on settlement of debt of $28,614.

During the year ended December 31, 2019:

-	Settlement of $822,003 in accounts payable and application of $153,566 in subscription receivable through issuance of shares;
-	Issuance of 400,000 common shares at $2.50 per shares as finders’ fees, and;
-	Settlement of $740,000 of convertible debentures.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For The Year Ended December 31, 2021

Expressed in Canadian Dollars

28. GOVERNMENT ASSISTANCE

In response to COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program in April 2020. CEWS provides a wage subsidy on eligible remuneration, subject to a maximum per employee, to eligible employers based on meeting certain eligibility criteria. The Company determined that it qualified for this subsidy. The Company has recognized the government assistance as a reduction to expenses as it has complied with the eligibility criteria and the subsidy has been received. Included in the statement of comprehensive loss for the year ended December 31, 2021 is - $250,756 (2020 - $490,748) relating to the CEWS program of which was recorded as a reduction of wages and salaries included in operating expenses.

In September 2020, the Government of Canada announced the Canada Emergency Rent Subsidy (“CERS”) to provide a rent subsidy to eligible businesses based on meeting certain eligibility criteria. The Company determined that it qualified for this subsidy as well. The Company has recognized the government assistance as a reduction to expenses as it has complied with the eligibility criteria and the subsidy has been received. The amount included in the statement of comprehensive loss for the year ended December 31, 2021 is - $22,668 (2020 - $nil) relating to the CERS program of which was recorded as a reduction of rent included in operating expenses. As at December 31, 2021, the Company had - $nil (2020 - $nil) included in amounts receivables for CERS subsidies receivable.

In October 2021 the Government of Canada announced the Hardest Hit Business Recovery Program (“HHBRP”) to provide continued wage and rent subsidies to business’ severely affected by COVID-19, based on meeting certain eligibility criteria. The Company determined that it qualified for this subsidy. The Company has recognized the government grant as a reduction to expenses as it has complied with the eligibility criteria and the subsidy has been received. The amount included in the statement of comprehensive loss for the year ended December 31, 2021 is - $50,756 in wage subsidies and $3,791 in rent subsidies (2020 - $nil, and - $nil respectively) relating to the HHBRP program of which were recorded as a reduction wages and salaries and rent expense respectively. As at December 31, 2021, the Company had - $54,548 (2020 - $nil) included in amounts receivables for HHBRP subsidies receivable.

