Form 20-F
period 2023-12-31
Draganfly Inc.
filed 2024-03-27
CIK 1786286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . .

For the transition period from ________________ to ___________

Commission file number:	001-40688

Draganfly Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

235 103rd St E., Saskatoon, SK, S7N 1Y8, Canada

(Address of Principal Executive Offices)

Paul Sun, Chief Financial Officer

Telephone: 800.979.9794

E-mail: paul.sun@draganfly.com

235 103rd St E, Saskatoon, SK, S7N 1Y8, Canada

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

49,229,563 Common Shares

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

Indicate by check mark whether the registrant has filed a report on an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☒Yes ☐No

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

The Company uses non-IFRS measures including “gross profit,” “gross margin” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Management believes that working capital, defined as current assets less current liabilities, is an indicator of the Corporation’s liquidity and its ability to meet its current obligations. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies in similar industries. Management also uses non-IFRS measures and metrics in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. For  reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Results of Operations – Cost of Goods Sold / Gross Margin” for a discussion of gross profit and gross margin, and for a discussion of working capital, “Selected Financial Information” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, attached to this Annual Report on Form 20-F in Exhibit 15.1.

ii

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labor;
●	the Company’s ability to secure necessary regulatory approvals and permits
●	requirements for additional capital;
●	goals, strategies and future growth and the success of the Company’s products;
●	the adequacy of financial resources;
●	expectations regarding revenues, expenses and anticipated cash needs;
●	volatility in the Company’s securities and the continued listing of the Company’s securities on Nasdaq; and
●	general market conditions and macroeconomic trends driven by pandemics and/or geopolitical conflicts, including supply chain disruptions, market volatility, inflation, interests rates, and labor challenges, among other factors.

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

Negative macroeconomic and geopolitical trends could affect demand for the Company’s products and its ability to access sources of capital.

 There can be no assurance that the Company’s business and corresponding financial performance will not be adversely affected by general negative economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, and political instability. In particular, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war between Russia and Ukraine, and the war between Israel and Hamas, the closing of certain financial institutions by regulators in March 2023, and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on the Company’s business, financial condition and results of operations as consumer demand and its ability to access capital on favorable terms, or at all, could be negatively impacted as a result of such conditions and consequences. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

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

The global supply chain has experienced significant disruptions recently, caused by the COVID-19 pandemic and by geopolitical conflict, including the wars in Ukraine and Gaza, and the possibility of widening conflict in the Middle East. These disruptions have impacted a variety of products and goods and have had various downstream effects, making it more difficult to reliably and timely source and supply goods and has also resulted in shortages of labor and equipment. The macroeconomic impacts of the COVID-19 pandemic and global conflicts, including the disruption of global shipping lanes in the Middle East, have contributed to inflationary pressure, rising interest rates, and increased market volatility, adding additional pricing uncertainty. These conditions, if not mitigated or remedied in a timely manner, could delay or preclude delivery of raw materials needed to manufacture the Company’s products or delivery of its products to customers, particularly in international markets. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, or at all, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers become financially unstable, then it may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

Natural outdoor elements such as wind and precipitation may have a material adverse effect on the use and effectiveness of the Company’s products.

The Company’s business will involve the operation and flying of UAVs, a technology-based product used outside. As such, the business is subject to various risks inherent in a technology-based businesses operated in outdoor conditions, including faulty parts, breakdowns and crashes. Although the Company anticipates the use of its UAVs in good climactic conditions and that adequate flying conditions will be monitored by trained personnel, there can be no assurance that unpredictable natural outdoor elements, which could be exacerbated due to risks associated with climate change, will not have a material adverse effect on the use and effectiveness of its products.

The Company’s products may be subject to recall or return.

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

The existence of any defects, errors, or failures in the Company’s products or the misuse of the Company’s products could also lead to product returns, recalls, or liability claims or lawsuits against it. A defect, error or failure in one of the Company’s UAV could result in injury, death or property damage and significantly damage the Company’s reputation and support for its UAV in general. The Company anticipates this risk will grow as its UAV begins to be used in Canadian domestic airspace and urban areas. The Company’s UAV test systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors. Although the Company maintains insurance policies, it cannot provide any assurance that this insurance will be adequate to protect the Company from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if the Company is fully insured as it relates to a particular claim, the claim could nevertheless diminish the Company’s brand and divert management’s attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

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

The last few years have seen an increase in the volume and sophistication of targeted cyber-attacks. A failure of the Company’s IT infrastructure could severely limit the Company’s ability to conduct ordinary operations or expose the Company to liability. To date, the Company’s systems have functioned capably, and it has not experienced a material impact to its operations as a result of an IT infrastructure issue. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security. As a result, the Company may become subject to more extensive requirements to protect the customer information that it processes in connection with the purchase of its products, resulting in increased compliance costs.

While the Company has taken measures to protect against cyberattacks, even the most well-protected IT networks, systems and facilities remain potentially vulnerable because the techniques used in attempted security breaches are continually evolving and generally are not recognized until launched against a target or, in some cases, are designed not to be detected and, in fact, may not be detected. Any such compromise of the Company’s or its third party’s IT service providers’ data security and access, public disclosure, or loss of personal or confidential business information, could result in legal claims and proceedings, liability under laws to protect privacy of personal information, and regulatory penalties, and could disrupt the Company’s operations, require significant management attention and resources to remedy any damages that result, and damage its reputation and customers willingness to transact business with us, any of which could adversely affect our business.

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

The Company’s Articles provide that the Company must indemnify a director or former director against all judgments, penalties or fines to which such person is or may be liable by reason of such person being or having been a director of the Company and the executive officers and directors may also have rights to indemnification from the Company, including pursuant to directors’ and officers’ liability insurance policies, that will survive termination of their agreements.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect the Company’s reported financial results or financial condition.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect the Company’s reported financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to the Company’s business, including but not limited to revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change the Company’s reported financial performance or financial condition in accordance with generally accepted accounting principles.

Risks Related to the Company’s Common Shares

The market price of the Common Shares is highly volatile.

The market price of the Common Shares is highly volatile and has been subject to wide fluctuations in response to a number of factors that are beyond the Company’s control, including but not limited to

●	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	actual or anticipated changes or fluctuations in its results of operations;
●	announcements by us or the Company’s competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
●	rumors and market speculation involving it or other companies in its industry;
●	changes in its executive management team or the composition of the board of directors of the Company (the “Board”);
●	fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	general market conditions and macroeconomic trends driven by factors outside the Company’s control, such as pandemics, geopolitical conflicts, supply chain disruptions, market volatility, inflation, rising interest rates, political instability, and labor challenges, among other factors;
●	actual or anticipated developments in its business or its competitors’ businesses or the competitive landscape generally;

●	litigation involving us, the Company’s industry or both, or investigations by regulators into its operations or those of competitors;
●	announced or completed acquisitions of businesses or technologies by the Company or its competitors;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to its business;
●	shareholder activism and related publicity;
●	foreign exchange rates; and
●	other risk factors as set out in this Annual Report and in the documents incorporated by reference into this Annual Report.

If the market price of the Company’s Common Shares drops significantly, shareholders could institute securities class action lawsuits against it, regardless of the merits of such claims. Such a lawsuit could cause it to incur substantial costs and could divert the time and attention of management and other resources from the Company’s business, which could harm its business, results of operations and financial condition.

There is no guarantee that an active trading market for the Company’s Common Shares will be maintained on the CSE and/or Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

The Company’s Common Shares are currently listed on the Canadian Stock Exchange (“CSE”), the Nasdaq Stock Market, LLC (“Nasdaq”), and the Frankfurt Stock Exchange, however, it shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all and there can be no guarantee that an active trading market for the Common Shares may be maintained. There can be no assurance that there will be sufficient liquidity of its Common Shares on the trading market, and that we will continue to meet the listing requirements of the CSE, Nasdaq or any other public listing exchange.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Common Shares, negatively impact the price of the Company’s Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Company’s Common Shares. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

As previously disclosed, on September 22, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) by failing to maintain a minimum bid price for the Company’s common shares of at least $1.00 per share for 30 consecutive business days. The Company was allowed an initial 180-day grace period, or until March 20, 2024, (the “Bid Price Compliance Period”), to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule the closing bid price of the Company’s common shares needed to be at least $1.00 per share for a minimum of ten consecutive business days during the Bid Price Compliance Period.

On March 21, 2024, the Company received notification that it had failed to regain compliance with the Bid Price Rule and is not eligible for a second 180 day compliance period because of its failure to comply with the $5 million minimum stockholders’ equity initial listing requirement for the period ended September 30, 2023. Unless the Company timely requests a hearing before an independent Nasdaq Hearings Panel (the “Nasdaq Panel”), the Company’s securities will be subject to delisting. Accordingly, the Company will request a hearing before the Nasdaq Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Bid Price Rules, the Nasdaq Panel has the discretion to grant an additional extension period that can expire as late as September 17, 2024. At the hearing, the Company will be asked to provide a plan to regain compliance to the Nasdaq Panel. The Company intends to present a plan to regain compliance with the Bid Price Rule and request the continued listing of its common shares on Nasdaq pending such compliance. However, there can be no assurance that the Nasdaq Panel will grant the Company’s request or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

Future issuances of equity securities by us or sales by the Company’s existing shareholders may cause the price of its Common Shares to fall.

The market price of the Company’s Common Shares could decline as a result of issuances of securities or sales by its existing shareholders in the market, including by its directors, executive officers and significant shareholders, or the perception that these sales could occur. Sales of the Company’s Common Shares by shareholders might also make it more difficult for it to sell Common Shares at a time and price that it deems appropriate. The Company also expects to issue Common Shares in the future. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares.

We may never pay dividends over the foreseeable future.

Investors should not rely on an investment in the Company’s Common Shares to provide dividend income. The Company does not anticipate that it will pay any cash dividends to holders of its Common Shares in the foreseeable future. Instead, the Company plans to retain any earnings to maintain and expand its operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on its Common Shares. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase the Company’s Common Shares.

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

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Company’s Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the Securities Act); (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of the Company’s Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find the Company’s Common Shares less attractive if it relies on these exemptions. If some investors find the Company’s Common Shares less attractive as a result, there may be a less active trading market for its Common Shares and the price of its Common Shares may be more volatile.

We will incur increased costs as a result of operating as a public company in the United States and the Company’s management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, particularly if or when we are no longer an “emerging growth company” as defined under the JOBS Act, we incur significant legal, accounting and other expenses, in addition to those we incur as a Canadian public company, that we did not incur prior to being listed on Nasdaq. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC and Nasdaq impose various other requirements on public companies, and the Company spends time and resources to ensure compliance with its reporting obligations in both Canada and the United States.

For example, pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404, we must document and evaluate our ICFR, which is both costly and challenging. In this regard, we must dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, becoming a public company in the United States has increased legal and financial compliance as well as regulatory costs, such as additional Nasdaq fees, and has made some of our public company obligations more time consuming. We invest resources to comply with evolving laws, regulations and standards in both Canada and the United States, and this investment results in increased general and administrative expenses and increased diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with public company laws, regulations and standards in the United States are insufficient, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations also makes it more expensive for us to obtain sufficient levels of director and officer liability insurance coverage. This factor may also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s U.S. shareholders.

We currently qualify as a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell our securities as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. federal securities laws and Nasdaq listing rules and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We rely on this exemption in part. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all U.S. corporate governance requirements.

At some point in the future, we may cease to be a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase the Company’s costs of being a public company in the United States.

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

The Company’s head office is located at 235 103rd St E, Saskatoon, SK, S7N 1Y8, Canada. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.  The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

General Development of the Business of the Company

Founded in 1998, we believe that Former Draganfly is recognized as one of the first commercial multi-rotor manufacturers and has a legacy for its innovation and superior customer service. Zenon Dragan is the founder of Former Draganfly and is a recognized leading expert on UAV.

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

On January 21, 2021, the Company announced that it had been selected to provide engineering and development services for a drone-based air support defense system for Integrated Launcher Solutions Inc. (“ILS”). The Company entered into a memorandum of understanding with ILS with the objective to create the terms and conditions surrounding a project management and development agreement for the production of ILS’s multi-launching air support defense system. The development of the system has not yet been completed.

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

On March 9, 2021, the Company announced that it completed the final closing of the Regulation A+ Offering. The Company issued 32,443,457 units at price of US$0.47 per unit for gross proceeds in the amount of approximately US$15.3 million in the final closing. Each unit is comprised of one Common Share and one Common Share purchase warrant, with each warrant entitling the holder to acquire one Common Share at a price of US$0.71 per Common Share for a period of two years from the date of issuance. The Common Shares and Warrants issued in connection with the offering were subject to a nine month hold period.

On March 9, 2021, the Company also announced that it entered into an asset purchase agreement with Vital Intelligence Inc. (“Vital”) to purchase all the assets of Vital (the “Vital Asset Acquisition”) in consideration for: (a) a cash payment of $500,000 with $50,000 paid upon execution of the asset purchase agreement, $200,000 to be paid at closing and $250,000 to be paid on the six-month anniversary date of closing; and (b) 6,000,000 units of the Company with each unit being comprised of one Common Share and one common share purchase warrant. The units were subsequently consolidated on a 5:1 basis, resulting in 1,200,000 units outstanding. Each warrant will entitle the holder to acquire one Common Share for a period of 24 months following closing at an exercise price of $2.67 per Common Share and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow following closing with 300,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The Company completed the Vital Asset Acquisition on March 25, 2021. The revenue milestone targets attributable to the purchased assets under the Vital Asset Acquisition have not been met, and accordingly, the Company is in the process of cancelling the 900,000 shares issuable pursuant to the units issued in connection with the Vital Asset Acquisition.

On March 23, 2021, the Company announced that it signed a services deal to deploy EagleEye™ AI flight services with Windfall Geotek Inc. Windfall Geotek Inc. contractually agreed to have Draganfly provide $1,000,000 in flight services over the course of the next year with $500,000 already directly funded and allocated as of the date of the agreement.

On May 13, 2021, the Company announced that it entered into a definitive agreement with Coldchain Technology Services LLC (“Coldchain”) to develop, deploy and operate solutions for the delivery of medical supplies, medicine, and vaccines. The definitive agreement provides for phase one of a planned five-phase roll-out for the comprehensive development, deployment, and operation of a medical drone delivery service as well as the development of a solution for the timely delivery of medical supplies, medicine, and vaccines. Phase one will also include working with various regulatory bodies, including the FAA, to obtain licenses and approvals for initial non-commercial beta test delivery routes. Phase one has a value of US$125,000, to be executed over a maximum of 10 months and the parties have agreed to negotiate an extension to the definitive agreement for phase two prior to the expiry of phase one. Under phase two, Coldchain will commit to purchasing no less than US$625,000 in equipment and services from Draganfly.

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

On July 22, 2021, the Company announced the expected listing of its Common Shares on the Nasdaq, subject to meeting the final listing requirements of Nasdaq.

On July 29, 2021, in connection with the proposed listing of its Common Shares on Nasdaq, the Company consolidated its Common Shares on a basis of one new Common Share for every five then issued and outstanding Common Shares under a new CSE stock symbol “DPRO”.

On July 29, 2021, the Company announced that its application to list its Common Shares on the Nasdaq was approved by The Nasdaq Stock Market LLC and the Common Shares began trading on July 30, 2021 under the symbol “DPRO”.

On August 3, 2021, the Company announced that it completed an underwritten public offering in the United States (the “US Offering”) of 5,000,000 Common Shares at a price of US$4.00 per Common Share, for total gross proceeds of approximately US$20,000,000, before deducting underwriting discounts and expenses of the US Offering.

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

On September 15, 2021, the Company announced that the over-allotment option granted to the underwriters in connection with the US Offering was exercised in respect of 95,966 Common Shares. The exercise of the over-allotment at US$4.00 per Common Share produced additional gross proceeds of US$383,864, bringing the aggregate gross proceeds to Draganfly under the US Offering to US$20,383,864, before deducting underwriting discounts and expenses of the US Offering.

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

Financial year ended December 31, 2022

On March 22, 2022, the Company announced that it had received an order for the Company’s Medical Response and Search and Rescue Drones from Coldchain for immediate deployment with Revived Soldiers Ukraine. Draganfly provided an immediate combined total of 10 North American-made Medical Response and Search and Rescue Drones. In addition, Draganfly donated three drone systems to Revived Soldiers Ukraine. The total initial order size (subject to conditions) is up to 200 units.

On May 9, 2022, the Company announced that John M. Mitnick was appointed as Chairman of the Board, effective April 27, 2022.

On May 9, 2022, the Company announced that Cameron Chell, Chief Executive Officer of the Company, was appointed as President of the Company, effective April 27, 2022.

On May 9, 2022, the Company announced that Scott Larson would be stepping down as Interim President and appointed as Lead Director effective April 27, 2022.

On May 9, 2022, the Company announced that Paul Mullen, Vice President of Draganfly’s Vital Intelligence Group, was appointed as Chief Operating Officer of the Company, effective March 1, 2022 .

One June 1, 2022, the Company announced the launch of its new North American-made Heavy Lift and Commander 3 XL Drones. The Heavy Lift is capable of automated missions and manual flight operations with a payload capacity of 67 pounds. The Commander 3 XL is a high-endurance, weather-resistant, multirotor UAV that is designed for easy assemble and rapid deployment.

One June 7, 2022, the Company announced the launch of its new North American-made Long-range Light Detection and Ranging (“LiDAR”) system. The LiDAR system provides accurate distance measurements and improved resolution over conventional photogrammetry methods.

One June 21, 2022, the Company announced that Alabama State University (ASU) was offering the Draganfly Drone Technology Course through ASU’s Division of Continuing Education. The program provides an introduction to unmanned aerial vehicles (UAVs) and explores advanced topics including regulations, airspace operations, and navigation.

On August 1, 2022, the Company announced that Deborah R. Greenberg, was appointed as Chief Legal Officer of the Company, effective July 4, 2022. Her role was subsequently expanded to include the Human Resources and Information Technology functions as the Chief Legal and Corporate Services Officer, effective December 1, 2022.

On November 17, 2022, the Company announced DEF-C, a Ukrainian company involved in the civil and defense sectors, had selected the Company as an exclusive provider of drones and related services.

On November 18, 2022, the Company announced the fulfillment of an additional order of 30 reconnaissance drones through its channel partner DEF-C, along with continued support from DroneAid. Draganfly’s drone technology is being deployed to provide valuable intelligence, surveillance, and reconnaissance information. On December 7, 2022, the Company announced the launch of the Draganfly UAS A.I.R. Space flight facility dedicated to the advancement of Unmanned Aircraft Systems program Adoption, Innovation & Research. The facility will provide a control site for the design, validation and optimization of standard operating procedures, sensor selection and data collection techniques.

Financial year ended December 31, 2023

On January 31, 2023, the Company announced Remote Sensing Instruments, a Geospatial Technology company in India working in the field of Remote Sensing and Geographic Information System, entered into a strategic agreement with the Company for the development of manufacturing, distribution, and sales of Draganfly products in India.

On January 31, 2023, the Company entered into an equity distribution agreement with Maxim Group LLC dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an ”at-the-market offering” up to US$15 million in common shares of the Company (the ”ATM Shares”) in the United States only, on Nasdaq. The Company distributed 650,729 ATM Shares under the Offering at an average price of $2.69 per share for net proceeds of $1,526,810.

On February 23, 2023, the Company announced that it entered into a distribution agreement with AeroCine Ventures, Inc. d/b/a Vermeer. Pursuant to the distribution agreement, Vermeer will distribute Draganfly’s products that incude the Vermeer VPS (visual positioning system) payload with Draganfly’s Commander 3XL.

On March 7, 2023, Draganfly announced that it entered into a business development and partnership agreement with SkyeBrowse Inc. (“SkyeBrowse”), whereby SkyeBrowse will integrate its reality capture platform with Draganfly public safety drones. As per the agreement, the Company will provide consulting and marketing services to SkyeBrowse for two years.

On March 31, 2023, the Company announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company expected to be US$8.0 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The offering consisted of 8,000,000 common shares at a price to the public of US$1.00 per share.

On April 11, 2023, the Company announced that it entered into a strategic cooperation and product integration agreement with CODAN Communications (“CODAN”), to supply its UAV platform for integration with CODAN’s technology and communications solutions. Under the terms of the agreement, CODAN and the Company agree to combine their respective capabilities in a joint effort to integrate their product and services capabilities in order to submit joint proposals and enter into contracts with potential customers.

On April 19, 2023, Draganfly announced it entered into a referral agreement with AgileMesh, Inc. (“AgileMesh”) whereby AgileMesh will add the Company’s UAV Platform to its wireless surveillance product line and refer potential customers to Draganfly. As per the agreement, AgileMesh will receive commissions based on the aggregate amount of revenue recognized by the Company from customers that are introduced to Draganfly by AgileMesh.

On June 21, 2023, the Company announced it had entered into an agreement with HEAL-Corp, a Non-Government Organization (“NGO”), and the Ukrainian National Academy of Internal Affairs (the “National Academy”) regarding the development of a training program on the use of drones and their countermeasure systems. Working in conjunction with the National Academy, Draganfly will implement a designed curriculum to be used within the training program. Recently, HEAL-Corp delivered Trauma Resuscitation and Evacuation Casualty Care training to the Ministry of Internal Affairs.

On August 3, 2023, Draganfly announced its new manufacturing facility in Saskatoon, Saskatchewan is scheduled to come online in Q3. This expansion is part of Draganfly’s commitment to meeting the increasing market potential for products and solutions. The Saskatoon facility is specifically designed to accommodate a growing demand for UAV systems and components, including those engineered for the Heavy Lift, Commander 3 XL, and the Company’s newest product, the Precision Delivery System.

On August 23, 2023, the Company announced it will be providing drone pilot crews and drone technology to a Canadian Provincial Government to assist with firefighting mitigation, preparedness, response, and recovery efforts. Draganfly’s advanced drone technology and highly trained personnel will aid emergency services in their mission to protect lives, property, infrastructure, and ecosystems.

On September 7, 2023, Draganfly announced that Tim Dunnigan was appointed to Draganfly’s Advisory Board to help lead Company’s initiatives for the new Pentagon Replicator program, a Department of Defence initiative announced in August 2023. The program aims to rapidly expand domestic sUAS production & innovation for military applications.

On September 12, 2023, the Company announced it was awarded a contract to provide its Vital Intelligence technology to a state corrections agency to its facilities enhance security and efficiency for the benefit of the community, the staff, and the inmates.

On September 22, 2023, the Nasdaq notified the Company that the closing price of its Common Shares for the 30 consecutive business day period from August 10, 2023 to September 21, 2023 did not meet the Minimum Bid Price Requirement of Nasdaq’s rules. The notice has no immediate effect on the listing of the Common Shares, and the Common Shares continued trade on the Nasdaq under the symbol “DPRO”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days (or until March 20, 2024) to regain compliance with the Minimum Bid Price Requirement, unless Nasdaq were to grant the Company, upon request, an additional 180 calendar day extension to meet such requirements. To regain compliance, the Common Shares must have a closing bid price of US$1.00 for a minimum of 10 consecutive business days. If the Company does not regain compliance with the Minimum Bid Price Requirement (including through the implementation of a reverse share split or another means) by March 20, 2024, the Common Shares may subject to delisting.

On September 27, 2023, the Company announced its new manufacturing and production facility in Saskatoon, Saskatchewan, had officially opened.

On October 30, 2023, Draganfly announced that it had closed its underwritten offering for gross proceeds of approximately US$3.5 million (the “October Public Offering”), before deducting underwriting discounts and offering expenses. Pursuant to the Offering, the Company issued 4,800,000 units of the Company (the “Units”) at a price of US$0.55 per Unit and 1,600,000 pre-funded units of the Company the (“Pre-Funded Units”) at a price of US$0.5499.

January 1, 2024 to the Effective Date

On February 26, 2024, the Company announced that it completed an underwritten share placement of 11,200,000 units (the “February Units”) with each February Unit consisting of one common share and one warrant to purchase one common share and 2,200,000 units (the “February Pre-Funded Units”) consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share (the “February Public Offering”). Each February Unit was sold at a price of US$0.27 with each February Pre-Funded Unit being sold at a price of US$0.2699 for gross proceeds of approximately US$3.6 million. The pre-funded warrants have an exercise price of US$0.0001 and were exercised on the date of issue. The remaining warrants have an exercise price of US$0.36 and are exercisable immediately with a term of 5 years. As part of the February Public Offering, 670,000 warrants were issued to the underwriter with an exercise price of US$0.3375 USD and will have a term of 3 years.

On March 13, 2024, the Company announced that Knightscope, Inc. had selected Draganfly to jointly develop an autonomous security solution that combines Draganfly drones with Knightscope Autonomous Security Robots (ASRs), emergency communications devices & Knightscope Security Operations Center (KSOC) user interface & remote monitoring platform.

As previously disclosed, on September 22, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) by failing to maintain a minimum bid price for the Company’s common shares of at least $1.00 per share for 30 consecutive business days. The Company was allowed an initial 180-day grace period, or until March 20, 2024, (the “Bid Price Compliance Period”), to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule the closing bid price of the Company’s common shares needed to be at least $1.00 per share for a minimum of ten consecutive business days during the Bid Price Compliance Period.

On March 21, 2024, the Company received notification that it had failed to regain compliance with the Bid Price Rule and is not eligible for a second 180 day compliance period because of its failure to comply with the $5 million minimum stockholders’ equity initial listing requirement for the period ended September 30, 2023. Unless the Company timely requests a hearing before the Nasdaq Panel, the Company’s securities will be subject to delisting. Accordingly, the Company will request a hearing before the Nasdaq Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Bid Price Rules, the Nasdaq Panel has the discretion to grant an additional extension period that can expire as late as September 17, 2024. At the hearing, the Company will be asked to provide a plan to regain compliance to the Nasdaq Panel. The Company intends to present a plan to regain compliance with the Bid Price Rule and request the continued listing of its common shares on Nasdaq pending such compliance. However, there can be no assurance that the Nasdaq Panel will grant the Company’s request or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

Significant Acquisitions During 2023

Draganfly did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators.

Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the CSE and Nasdaq under the symbol “DPRO”. The following table sets forth the price range (high and low prices) in Canadian dollars of the Common Shares and volume traded on the CSE, for the periods indicated (as reported by the CSE).

Period	High (C$)	Low (C$)	Volume
2023
January	3.00	1.00	1,971,827
February	3.25	2.13	1,877,541
March	3.30	1.42	1,549,495
April	1.82	1.03	1,136,064
May	1.46	1.04	430,076
June	2.00	1.15	945,413
July(1)	1.70	1.29	390,332
August	1.42	1.05	304,315
September	1.25	1.00	278,217
October	1.12	0.78	347,737
November	0.96	0.67	316,381
December	0.81	0.57	647,771
2024
January	0.69	0.47	612,188
February	0.64	0.19	4,550,499
March 1 - 25	0.29	0.20	1,515,704

The following table sets forth the price range (high and low prices) in United States dollars of the Common Shares and volume traded on the Nasdaq, for the periods indicated (as reported by the Nasdaq).

Period	High ($)	Low ($)	Volume
2023
January	2.28	0.73	13,716,956
February	2.47	1.56	14,658,876
March	2.45	1.06	11,127,171
April	1.34	0.76	12,336,681
May	1.07	0.76	4,093,398
June	1.48	0.83	8,128,820
July(1)	1.27	0.96	4,645,529
August	1.06	0.78	5,368,500
September	0.92	0.75	3,709,700
October	0.80	0.55	3,999,639
November	0.59	0.51	4,087,691
December	0.60	0.42	6,829,532
2024
January	0.50	0.34	4,574,668
February	0.47	0.13	36,962,400
March 1 - 25	0.20	0.15	18,028,400

Prior Sales

The following tables summarize the issuances of unlisted securities for the year ended December 31, 2023 and issuances subsequent to December 31, 2023 and as of the date of this report:

Warrants

Date of Issuance	Number of Warrants Issued		Exercise Price
October 30, 2023	6,400,000	(1)	US$	0.6123
October 30, 2023	1,600,000	(2)	US$	0.0001
October 30, 2023	320,000	(3)	US$	0.6875
February 26, 2024	11,200,000	(4)	US$	0.36
February 26, 2024	2,200,000	(5)	US$	0.0001
February 26, 2024	670,000	(6)	US$	0.3375

Notes:

(1)	Pursuant to the October Public Offering, 6,400,000 Common Share purchase Warrants were issued (the “October Warrants”). Each October Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.6123, subject to adjustment, until October 30, 2028.
(2)	Pursuant to the October Public Offering, 1,600,000 pre-funded warrants were issued (the “October Pre-Funded Warrants”). Each October Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.0001.
(3)	Pursuant to the October Public Offering, 320,000 underwriter warrants were issued (the “October Underwriter Warrants”). Each October Underwriter Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.6875 until October 30, 2026.
(4)	Pursuant to the February Public Offering, 11,200,000 Common Share purchase Warrants were issued (the “February Warrants”). Each February Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.36, subject to adjustment, until February 26, 2029.
(5)	Pursuant to the February Public Offering, 2,200,000 pre-funded warrants were issued (the “February Pre-Funded Warrants”). Each February Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.0001.
(6)	Pursuant to the February Public Offering, 670,000 underwriter warrants were issued (the “February Underwriter Warrants”). Each February Underwriter Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.3375 until February 26, 2027.

Stock Options

Date of Grant	Number of Stock Options Granted		Exercise Price
November 9, 2023	30,000	(1)	C$	0.6260

Note:

(1)	Each stock option is exercisable into one Common Share by November 9, 2033.

Restricted Share Units

The Company granted restricted share units (“RSUs”) pursuant to its share compensation plan exercisable for an aggregate of 1,685,316 Common Shares.

Date of Grant	Number of RSUs Granted	Grant Date Fair Value
May 29, 2023	1,685,316	C$	1.13

Escrowed Securities

The following table summarizes the Company’s securities that remain in escrow or subject to restrictions on transfer as of the date hereof:

Designation of Class	Number of securities held in escrow or that are subject to contractual restriction on transfer		Percentage of Class
October Underwriter Warrants	320,000	(1)	100%
February Underwriter Warrants	670,000	(2)	100%

Notes:

(1)	Pursuant to the October Public Offering, 320,000 October Underwriter Warrants were issued and are subject to a contractual restriction on exercising such that these warrants may only be exercised after April 30, 2024, and may not be transferred, other than pursuant to exceptions under FINRA Rule 5110(e)(2) for a period of 180 days from the commencement of sales made under the October Public Offering.
(2)	Pursuant to the February Public Offering, 670,000 February Underwriter Warrants were issued and are subject to a contractual restriction on exercising such that these warrants may only be exercised after August 21, 2024, and may not be transferred, other than pursuant to exceptions under FINRA Rule 5110(e)(2) for a period of 180 days from the commencement of sales made under the February Public Offering.

Dividends

The Company has not declared or paid a dividend. Other than the requirements of the BCBCA, there are no restrictions on the Company that would prevent it from paying a dividend. However, as of March 27, 2024, the Board intends to retain any future earnings (when available) for reinvestment in the Company’s business, and therefore, it has no current intention to declare or pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends on the Common Shares will be at the sole discretion of the Board of Directors after considering a variety of factors and conditions existing from time to time including its earnings, financial condition and other relevant factors.

Legal Proceedings and Regulatory Actions

Draganfly is not, and has not been at any time within the most recently completed financial year, a party to any legal proceedings, nor is or was Draganfly’s property the subject of any legal proceedings, known or contemplated, that involves a claim for damages exclusive of interest and costs that met or exceeded 10% of the Company’s current assets.

Further, there have not been any (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2023, (b) any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2023.

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

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca and on our website at www.draganfly.com. We do not incorporate the contents of our website or of www.sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Draganfly’s securities and securities authorized for issuance under equity compensation plans, where applicable, will be contained in Draganfly’s information circular for the next annual meeting of shareholders that involves the election of directors and additional information as provided in Draganfly’s comparative financial statements for its most recently completed financial year. Draganfly will provide this information to any person, upon request made to the Chief Financial Officer of Draganfly at 235 103rd St E, Saskatoon, SK, S7N 1Y8, Canada. The documents will also be located on SEDAR+ at www.sedarplus.ca.

Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the period ended December 31, 2023, which are also available on SEDAR+.

4.B.	Business Overview

General

The Company is an award-winning, manufacturer, contract engineering, and product development company within the UAV space, serving the public safety, agriculture, industrial inspections, and mapping and surveying markets. The Company is driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

The business of the Company is conducted through three wholly-owned subsidiaries: (a) Draganfly Innovations Inc.; (b) Draganfly Innovations USA Inc.; and (c) Dronelogics Systems Inc.

The business of Draganfly Innovations and Draganfly Innovations USA is the provision of engineering services and manufacture of commercial UAV, RPAS, and UVS (unmanned vehicle system) and software, serving the public safety, agriculture, industrial inspections, and mapping and surveying markets.

Dronelogics is a solutions integrator for custom robotics, hardware and software that provides a wide scope of services including sales, training, rentals, maintenance, flying and data processing services.

Drone Industry Overview

Drones or UAV have rapidly evolved from a military origin to commercial and civil government applications from security to farming. The increased automation of drones provides additional value to existing workflows, triggering more widespread adoption. A global shift to sustainable and eco-friendly options has further increased demand for drone usage.

Drone applications are being utilized in multiple industries on a global basis. The Company believes that defense will remain the largest market over the foreseeable future. However, the mobile phone industry created an affordable technology stack for drones. The ability to carry a camera enabled many people to utilize the platforms for media production and beyond. That demand initiated in the consumer market and has migrated along with technological advancements into the growth of commercial drone industry.

The major segments of the drone market are drone hardware, software and services. Drone hardware are the physical goods, including drone platforms, aerial mobility platforms and components and systems. The software segment includes flight planning, navigation and computer vision, unmanned traffic management (“UTM”), fleet operations, ecosystems, networks and software development kits (“SDKs”). Drone services include the provision of flight operations, data analysis and hardware repair and maintenance. Drone service providers (“DSPs”) include system integrators, pilot training providers, retailers and marketplaces, coalitions and organizations, drone test sites, insurance providers and universi-ty/educational facilities. The commercial drone industry has been growing rapidly in recent years, with drones becoming increasingly popular for a wide range of applications. From capturing aerial footage to conducting inspections of infrastructure, drones offer a cost-effective and efficient solution to a range of tasks. According to Teal Group, the global market for commercial drones is expected to reach $18.88 billion by 2030, with strong demand coming from industries such as agriculture, construction, and logistics.

One of the biggest drivers of growth in the commercial drone industry is the availability of advanced technologies such as Artificial Intelligence (“AI”), machine learning, and computer vision. These technologies enable drones to perform a wide range of tasks that were previously difficult or impossible, such as automated inspections and precision agriculture. Additionally, the development of high-quality, light-weight sensors and cameras has made it possible to capture high-resolution images and video footage, in challenging environments.

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

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quad-copters, fixed wing aircrafts, ground based robots, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. In addition, Draganfly has launched a health/telehealth platform that is a set of technologies that remotely detects a number of biometrics ,such as heart rate, oxygen saturation and blood pressure. The Company is also offering sanitary spraying services to indoor and outdoor public gathering spaces such as sport stadiums and fields to provide additional protection against the spread of contagions, such as COVID-19.

The Company generates revenues across the following categories

	Revenues
	Fiscal year ended December 31,
Category of Activity	2023	2022	2021
Product Sales	$5,287,093	$5,550,432	$5,103,399
Provision of Services	$1,267,749	$2,054,627	$1,950,466

The Company did not derive significant revenue from any customers that exceed 10% of total revenues for the year ended December 31, 2023, or December 31, 2022.

Draganfly Products

Manufactured Solutions

The Company is among the longest-running manufacturers of multirotor drones in the world. Draganfly’s drones include the following:

●	Draganfly Commander 3XL - The Commander 3 XL Drone is a modular platform capable of carrying payloads of more than 20 pounds making it the ideal choice for industry leaders across a variety of major markets including public safety and agriculture. The Commander 3 XL Drone’s fuselage consists of a simple rectangular tube. Each component of the drone has been specifically designed to ensure the airframe can pack down into a transportable case.

●	Draganfly Heavy Lift Drone - The Draganfly Heavy Lift Drone is a versatile, multi-rotor unmanned aerial vehicle (UAV), designed to enhance deliveries and flight times. Compatible with a variety of interchangeable payloads, this heavy-duty drone can carry more and fly longer. The DHL Drone can be configured to carry up to 67 pounds.

●	Draganflyer Commander2 – The Draganflyer Commander2 is a multi-mission, high-endurance, electric sUAS that combines the signature design elements of our past Draganflyer systems with the most advanced features to date. The Commander2 can be used for numerous applications across many industries including agriculture, public safety, and aerial 3D modeling. Paired with powerful MAVLink-based flight planning software, the Draganflyer Commander2 supports both fully- and semi-automated missions, as well as manual flight operations with a pilot in the loop for a high level of system control to handle any operational task.

●	Draganfly Medical Response – The Draganfly Medical Response Drone is an integrated solution that features a Draganfy Drone combined with a cold-chain logistics enclosure. This solution is able to provide first responders with visual oversight of a scene and ensures the timely delivery of temperature-sensitive medical supplies including blood, vaccines and test samples to dangerous or hard-to-reach areas.

●	Draganfly Long Range LiDAR - Draganfly’s Long Range LiDAR (DLR- LiDAR) system provides accurate distance measurements and improved resolution over conventional photogrammetry methods. The cutting-edge sensor technology can be mounted on UAV, airplanes, and helicopters for those professionals requiring precision imagery.

●	Tango2 – a high endurance, dual battery, sUAS capable of carrying a wide array of payload systems. The aircraft utilizes the Draganfly intelligent power management system to extend flight time while increasing safety. This sUAS is ideal for agricultural monitoring and research, mapping, surveying, environmental monitoring, and search and rescue.

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

Vital Intelligence

The Draganfly Vital Intelligence platform is a touchless health assessment system that leverages proprietary machine-vision methods to measure biometrics such as heart rate, oxygen saturation and blood pressure. Vital Intelligence is a data platform that turns an existing camera into a touchless  detection system. Draganfly integrates this technology into a variety of platforms and camera systems – both on the ground and in the air – to support use cases such as visitor intake and other general health and wellness applications.

Draganfly Services

Custom Engineering

Draganfly is a contract engineering partner for government agencies, enterprise organizations, academic institutions, and businesses of all sizes. The Draganfly team’s truest capabilities are actualized during the engineering process as hardware designers, software designers, engineers, project managers, and vertical-specific experts come together to build custom drone solutions for its partners. Draganfly’s end-to-end engineering services include:

●	Hardware design: Component, product, and system design;

●	Software design: Custom software and interface design;

●	Development: Including integration with third party platforms, PixX4D, Pixhawk, Ardupilot, DJI and more;

●	Modeling: 3D design and modeling of mechanical components;

●	ITAR (International Traffic in Arms Regulations) equipment management: Approved handling and integration of ITAR, and Controlled Goods technologies; and

●	Support: Testing, training, documentation, and repairs.

Training

Draganfly offers custom-designed training packages that are tailored to specific operations and use cases. The Company also offers basic training for new UAV owners, and advanced classes for users who understand the fundamentals and are looking for new ways to increase flight efficiency or comply with federal regulations.

Flight Services

Draganfly has a team of qualified pilots that conduct flights on behalf of its customers. The team specializes in working with emergency services including police, fire, and search and rescue personnel. Draganfly also supports industrial applications, utility and power companies, environmental and agricultural entities and others.

Geographic Information Systems (GIS) Data Services

Draganfly has a team of qualified GIS Data Specialists and Surveyors that support the delivery of services to clients in various markets. These services include the creation and maintenance of data sets of spatial analysis.

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

Public Safety

In 2013, the Royal Canadian Mounted Police flew one of the Company’s drones to locate and save the life of an accident victim, which we believe was one of the first times a public safety organization used a UAV to save a life. Years later, the Company is still using drone technology to keep the public safe. Draganfly works with its partners to identify unknowns, such as substances, spills, packages, and chemicals while not putting human lives at risk. Draganfly builds aerial and ground systems with custom payloads and sensors to scan scenes, survey public events, locate objects, and clear debris faster and more safely than on-the-ground manpower. The Company also empowers its partners to maximize existing infrastructures via custom application programming interface integrations that ensure Draganfly’s technology enhances their safety systems.

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

Operations

Canadian Operations

Draganfly Innovation Inc.’s products are manufactured at its machine shop within its leased head office based in Saskatoon, Saskatchewan, Canada. Draganfly Innovations Inc. operates the fully operational facility located at 235 103rd St E, Saskatoon, SK, S7N 1Y8, Canada. This facility is to be used only for the purposes of Draganfly Innovations Inc. operating its business of design, development, production, distribution, sale and/or licensing of drones or robots, or such other use as permitted by the landlord from time to time.

Dronelogics Systems Inc.’s products and services are provided through its leased space located at Unit 319, 2999 Underhill Avenue, Burnaby, British Columbia.

United States Operations

The Company, through its wholly-owned subsidiary, Draganfly Innovations USA Inc., has an office in Palm Beach Gardens, Florida that currently stores some inventory for operations in the United States.

The Company has derived its revenues across the following primary geographic market segments for the last three fiscal years:

	Revenues
	Fiscal year ended December 31,
Region	2023	2022	2021
Canada	$6,162,672	$6,919,038	$4,982,373
United States	$392,170	$686,021	$2,071,492

Competitive Conditions

Although Draganfly is acknowledged as a drone industry pioneer that we believe was the first to develop the commercial multi rotor helicopter, there are now many drone hardware companies in the world. As technology has improved and costs for hardware and software have come down, the line between consumer and commercial drones has blurred, enabling the rise of Prosumer drones. A Prosumer drone is a drone is designed to satisfy elements of professional and consumer segments, often featuring integrated sensors designed to deliver a combination of performance and value with little ability to customize the drone for the required use-case. Historically, Draganfly has serviced early adopters in the public safety industry. At this stage of the commercial drone adoption curve, the average public safety organization (local, regional, and even federal law enforcement, for example), has been introduced to drones through the adoption of Consumer and Prosumer platforms. Hence, these organizations tend to use lower cost drones that have become quite sophisticated that can accomplish most of their use cases. The dominant companies in the industry are Chinese drone manufacturers that are reputed to comprise a substantial portion of the consumer and now commercial drone market. The majority of foreign manufactured drones are geared towards broad applications involving the masses. Draganfly has moved away from competing directly with these companies and in some cases sells these products through its subsidiary, Dronelogics Systems Inc., or has chosen to serve niche markets outside of where the foreign manufactured drones tends to be. There are also some organizations that tend to be US based that either prefer or are mandated to not use foreign drones such as those produced by China. Some of these organizations are sensitive to their work being exposed to that of overseas governments which has at least for the time being, created a niche market for players such as Draganfly. The combined shift away from foreign made drones (national security issues) and regulatory improvements by the FAA in respect of drone usage is driving industry demand. As Draganfly has evolved to move with the industry trends, the Company now uses some third party hardware and software as part of some of its customization and engineering services work. Draganfly has also moved into innovative engineering procurement which is very specialized. As the drone industry matures, this may bring more competitors to this space or the Company’s customers may choose to develop the in-house expertise to do the work that they currently outsource to Draganfly. However, it is the Company’s view that there will be a growing customer base that will require specialized drone hardware, software and service solutions outside of the capabilities of the consumer & prosumer drone platforms that only a handful of companies can do.

The market remains highly competitive. Private equity continues to actively capitalize drone start-ups .

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

Small RPAS Advanced are defined as RPAS weighing between 250 grams and 25 kilograms and operated in urban and/or populated areas. These RPAS will require identification, marking and registration with Transport Canada as well as meeting specified design standards acceptable to Transport Canada. The RPA will be assigned a unique identification/registration number issued by Transport Canada. Pilots must be at least 16 years of age and must hold a valid Advanced RPAS license that is specific to small drones. Approval for operation must be granted by Air Traffic Control when operating in controlled airspace or near controlled aerodromes. A set of flight rules must be followed at all times for these more complex operations. Restrictions, including distances from people, are determined based on the safety certification of the RPA being operated. The RPA must always be operated within visual line-of-sight.

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

Draganfly operates in accordance with Part IX - Remotely Piloted Aircraft Systems, of Transport Canada’s Canadian Aviation Regulations and Standards, which is periodically updated and governs the safety assurance and operations of Remotely Piloted Aircraft Systems with Canada.

The Company is currently fully compliant with all current regulatory requirements and has applied for, and received Transport Canada approval for several SFOCs.

Seasonality

In terms of financial performance, the fourth quarter tends to be the weakest quarter for the Company due to the Company’s customers closing down for a few weeks for the holiday season coupled with poorer weather conditions for flying drones and performing drone services.

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

Intangible Properties

Intangibles such as patents, software, specific technology know-how, and applications expertise all have a significant effect on the Company’s business. At present, drone delivery technology cannot be purchased as an off-the-shelf solution; therefore, the Company has been focused on developing proprietary technology which meets or exceeds anticipated Canadian government requirements. By virtue of being the first commercial UAV company in the industry, the Company’s subsidiary, Draganfly Innovations, holds commercial patents.

As at the Effective Date, the Company has the following patents and patents pending in the application stage in its portfolio and intends to continue to expand and grow its intellectual property portfolio:

Title	Country	Application No.	Issue Date	Patent No.	Status
Multi Rotor UAV With Compact Folding Rotor Arms	Canada	2,917,434	4/23/2019	2,917,434	Issued
Vehicle with Aerial and Ground Mobility	Canada	2,787,279	10/22/2013	2,787,279	Issued
Vertical Takeoff and Landing Unmanned Aircraft System	Canada	2,935,793	1/15/2021	2,935,793	Issued
Wheel with Folding Segments	Canada	2,787,075	10/29/2013	2,787,075	Issued
Action Camera System for Unmanned Aerial Vehicle	United States	15/707,752	1/22/2019	10,187,580	Issued
Action Camera System for Unmanned Aerial Vehicle	United States	14/533,995	9/19/2017	9,769,387	Issued

Title	Country	Application No.	Issue Date	Patent No.	Status
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	14/642,370	7/18/2017	9,710,709	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	15/651,672	2/13/2018	9,892,322	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	15/894,292	10/8/2019	10,438,062	Issued
Dual Rotor Helicopter with Tilted Rotational Axes	United States	12/458,608	11/8/2011	8,052,081	Issued
Helicopter with Folding Rotor Arms	United States	13/200,825	10/23/2012	8,292,215	Issued
Multi Rotor UAV With Compact Folding Rotor Arms	United States	14/994,080	7/31/2018	10,035,581	Issued
Pixel Based Image Tracking System For Unmanned Aerial Vehicle (UAV) Action Camera System	United States	15/256,193	10/10/2017	9,785,147	Issued
Pixel Based Image Tracking System for Unmanned Aerial Vehicle (UAV) Action Camera System	United States	14/825,956	9/13/2016	9,442,485	Issued
Real Time Noise Reduction System for Dynamic Motor Frequencies Aboard an Unmanned Aerial Vehicle (UAV)	United States	14/642,496	11/8/2016	9,489,937	Issued
System and Method for Adaptive Y Axis Power Usage and Non Linear Battery Usage for Unmanned Aerial Vehicle Equipped with Action Camera System	United States	14/825,914	12/6/2016	9,511,878	Issued
Tandem Wing Aircraft System with Shrouded Propeller	United States	15/584,815	8/13/2019	10,377,488	Issued
Vehicle with Aerial and Ground Mobility	United States	14/641,468	3/21/2017	9,598,171	Issued
Vehicle with Aerial and Ground Mobility	United States	13/846,074	3/31/2015	8,991,740	Issued
Vertical Take Off And Landing (VTOL) Aircraft Having Variable Center Of Gravity	United States	15/706,158	10/20/2020	10,807,707	Issued
Vertical Takeoff and Landing Unmanned Aircraft System	United States	15/164,718	8/28/2018	10,059,442	Issued
Visually Intelligent Camera Device with Peripheral Control Outputs	United States	14/939,369	8/6/2019	10,375,359	Issued
Wheel with Folding Segments	United States	13/739,419	6/17/2014	8,753,155	Issued

The Company also has the following registered trademarks and pending applications:

Description	Name/Title	Official No.	Governmental Entity
Trademark Application (Status: Filed)	DRAGANFLY	1,972,336	CIPO
Registered Trademark	DRAGANFLYER EXPLORE	TMA1,025,742	CIPO
Registered Trademark	DRAGANFLYER APEX	TMA1,025,624	CIPO
Registered Trademark	DRAGANFLYER COMMANDER	TMA1,008,809	CIPO
Registered Trademark	DRAGANFUEL	TMA997,118	CIPO
Registered Trademark	DRAGANFLY INNOVATIONS	TMA908,564	CIPO
Registered Trademark	DRAGANFLYER	TMA906,939	CIPO
Registered Trademark	DRAGANFLY & DESIGN	TMA905,935	CIPO
Registered Trademark	DRAGANFLY	TMA1,071,582	CIPO
Registered Trademark	DRAGANFLY	TMA1,069,670	CIPO
Registered Trademark	DRAGANFLYER GUARDIAN	TMA904,883	CIPO
Registered Trademark	DRAGANVIEW	TMA886,217	CIPO
Registered Trademark	DRAGANFLYER APEX	6248237	USPTO
Registered Trademark	DRAGANFLY	6373176	USPTO
Registered Trademark	DRAGANFLYER COMMANDER	5760146	USPTO
Registered Trademark	DRAGANFUEL	5563360	USPTO
Registered Trademark	DRAGANFLY INNOVATIONS	5130969	USPTO
Registered Trademark	DRAGANFLYER	4920316	USPTO
Registered Trademark	DRAGANFLY & Design	5130970	USPTO
Registered Trademark	DRAGANFLYER GUARDIAN	4995725	USPTO
Registered Trademark	DRAGANVIEW	4920317	USPTO
Trademark Application[1]	DRAGANFLY	88488410	USPTO

Note

1 The US application is suspended pending registration of the Canadian mark.

Market Opportunity

Drones have rapidly evolved from their military origin to commercial and civil government applications from security to farming. The Company believes that an increased automation of drones provides additional value to existing workflows, triggering more widespread adoption, while a global shift to sustainable and eco-friendly options has further increased demand for drone usage. According to Drone Industry Insights, the commercial and private drone market could grow from $22.5 billion in 2020 to $42.8 billion in 2025, representing compound annual growth rate (“CAGR”) of 13.8%.1

Drone application methods are being used by a variety of industries today. The most active segments are mapping, surveying, inspection, filming/photography, dispensing/spraying, warehousing, monitoring/detection, and delivery. These applications are being used today by the civil government, educational facilities, agricultural, construction, health care, real estate, energy, transportation, insurance, security, and scientific industries for public safety, data collection and profit. According to the Drone Industry Insights, the fastest growing drone application method will be delivery and is forecasted at 28.6% CAGR over the next five years and it is widely believed over 100,000 new jobs will be created in the drone market by 2025.2 However, regulatory hurdles and intense industry scrutiny need to be addressed.

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

1 See Global Drone Market Report 2020-2025

2 See Global Drone Market Report 2020-2025

Sales and Marketing

Draganfly plans to expand it sales and market capabilities in three key areas. First, Draganfly intends to implement a sales force that has the ability to build relationships and sell specifically designed solutions into industry verticals. This sales force will be specialized into segments that sell either direct or into a channel dependent on the specific product or service solution being provided. Draganfly plans to expand business development personnel that can work with specific industries to envision and develop new product lines and services not yet contemplated by our customers. Second, Draganfly plans to drive greater market awareness of the Draganfly brand via public relations Third, Draganfly plans targeted marketing and advertising via tradeshows/conferences which are virtual or physical as well as target digital advertising campaigns used to generate inbound inquires for specific products, services or solution opportunities.

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

Capital Expenditures

During the years ended December 31, 2023, 2022 and 2021, we did not undertake any capital expenditures.

4.C.	Organizational Structure

We have three wholly-owned subsidiaries. The following chart shows the Company’s subsidiaries:

4.D.	Property, Plant and Equipment

Draganfly Innovation Inc.’s products are manufactured at its machine shop within its leased head office located at 235 103rd St E, Saskatoon, SK, S7N 1Y8, Canada (approximately 6,631 square feet in size).

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

The management’s discussion and analysis of the Company for the year ended December 31, 2023 is included in this Annual Report in Exhibit 15.1, which is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name and Municipality of Residence	Age	Position Held and Date Appointed	Principal Occupation within the past five years
Cameron Chell Bowen Island, British Columbia, Canada	55	Chief Executive Officer, Chairman and a Director (August 14, 2019)	Chairman and Chief Executive Officer of the Company since August 2019; President, Chairman and co-founder of CurrencyWorks Inc. from November 2017 to present; Chief Executive Officer and co-founder of Business Instincts Group Inc., a Calgary-based Venture Creation Firm, from 2009 to 2021; co-founder of BitRail, LLC from May 2019 to May 2020; co-creator and Chairman of KODAKOne from May 2017 to May 2020; director of Health Outcomes Worldwide from June 2017 to February 2021; and Chairman of TruTrace Technologies Inc. from April 2017 to September 2020.

Scott Larson(3)(4) Burnaby, British Columbia, Canada	49	President (July 3, 2020-May 9, 2022) and a Director (August 14, 2019)	President of the Company from July 3, 2020 to May 9, 2022; former Chief Executive Officer of Kater Technologies, a Vancouver-based mobility as a service (MaaS) company building out an integrated intermodal transportation platform incorporating public transportation, buses, taxis and ride hailing vehicles into a single service, from January 2019 to March 2020; former Chief Executive Officer of Helios Wire, a satellite company building out a space-enabled IoT/M2M network, from 2016 to 2019; and former Chief Executive Officer and founder of UrtheCast Corp. from 2010 to 2015.

Olen Aasen(1)(2)(3)(4) Vancouver, British Columbia, Canada	41	Director (August 14, 2019)	Practicing lawyer since 2007.

Andrew Hill Card Jr. (2) Jaffrey, New Hampshire, United States	76	Director (November 7, 2019)	Chairman of the National Endowment for Democracy (NED), a non-profit organization dedicated to the growth and strengthening of democratic institutions around the world, from January 2018 to January 2021; Interim Chief Executive Officer of the George & Barbara Bush Foundation from June 2020 to December 2020; and President of Franklin Pierce University in New Hampshire from January 2015 to August 2016.

John M. Mitnick(1)(2) McLean, Virginia, United States	61	Director (June 18, 2020)	Chairman of the Company’s Board of Directors since April 2022; member of the Company’s Board of Directors since June 2020; consultant to the Company from November 2019 to June 2020; Executive Vice President, General Counsel, and Secretary of Valaurum, Inc., since August 2022; member of the Board of Directors of Valaurum, Inc., March 2016 to February 2018 and since October 2019; Advisor to Carbon Neutral Royalty Ltd. from February 2022 to present; General Counsel of the U.S. Department of Homeland Security from February 2018 to September 2019; and Senior Vice President, General Counsel, and Secretary of The Heritage Foundation from March 2014 to February 2018.

Denis Silva(3) Vancouver, British Columbia, Canada	44	Director (August 14, 2019)	Corporate and securities partner with the law firm DLA Piper (Canada) LLP since July 2020; and partner at the law firm Gowling WLG (Canada) LLP from 2015 to 2020.

Julie Myers Wood(1)(4) McLean, Virginia, United States	54	Director (September 9, 2021)	Chief Executive Officer of Guidepost Solutions LLC since May 2014; Chief Executive Officer of ICS Consulting LLC; and has held several high level positions within the U.S. government including at the Departments of Justice, Homeland Security, Treasury, and Commerce, as well as at the White House.

Paul Sun Oakville, Ontario, Canada	52	Chief Financial Officer and Corporate Secretary (August 14, 2019)	Chief Financial Officer of the Company since August 2019; Chief Financial Officer of Former Draganfly since July 2015; and Managing Director, Institutional Equity Sales at Beacon Securities Limited from January 2013 to December 2014.

Paul Mullen Burnaby, British Columbia, Canada	41	Chief Operating Officer (March 1, 2022)

Chief Operating Officer of the company since March 1, 2022; Vice President since April 13, 2021. Vice President (2019-2021) Monark Ventures. Various Roles including Manager Sales, Technical Service Delivery & Operations at Shaw Cablesystems G.P. from 2001-2018.

Deborah Greenberg Montreal, Quebec, Canada	58	Chief Legal and Corporate Services Officer and Corporate Secretary (July 4, 2022)	Chief Legal Officer of the Company since July 4, 2022; Chief Legal and Corporate Services Officer of the Company since December 1, 2022; Chief Legal Officer (2017-2019) and Chief Information Officer (2019-2021) at Canada Mortgage and Housing Corporation; Various roles including General Counsel at Aimia from 2007-2017.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the ATM Committee.

The directors listed above will hold office until the next annual meeting of the Company or until their successors are elected or appointed. There are no family relationships among our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our directors or executive officers was selected.

As at March 7, 2024, the directors and senior officers of Draganfly, as a group, beneficially own or control, directly or indirectly, 1,213,132 Common Shares or 2.39% of the issued and outstanding Common Shares.

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

6.B.	Compensation

Summary Compensation Table

For the year ended December 31, 2023 our directors and executive officers received compensation for services, as follows:

					Non-Equity Incentive Plan Compensation (C$)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)(2)	Option- Based Awards ($)(3)(4)	Annual Incentive Plans(5)	Long- Term Incentive Plans	Pension Value ($)	All Other Compen- sation ($)(6)		Total Compen- sation ($)
Cameron Chell(8) Chairman, CEO and Director	2023	557,083	287,020	Nil	Nil	Nil	Nil	Nil		844,103
Paul Sun CFO	2023	321,496	144,640	Nil	Nil	Nil	Nil	Nil		466,136
Scott Larson(8) President and Director	2023	205,732	49,720	Nil	Nil	Nil	Nil	70,129	(7)	368,475
Olen Aasen Director	2023	Nil	49,720	Nil	Nil	Nil	Nil	80,071	(7)	129,791
Denis Silva Director	2023	Nil	49,720	Nil	Nil	Nil	Nil	60,110	(7)	109,830
Andrew Hill Card, Jr Director	2023	Nil	49,720	Nil	Nil	Nil	Nil	60,476	(7)	110,197
John M. Mitnick Director	2023	Nil	49,720	Nil	Nil	Nil	Nil	90,715	(7)	140,435
Julie Myers Wood Director	2023	Nil	49,720	Nil	Nil	Nil	Nil	60,477	(7)	110,197
Paul Mullen COO	2023	362,361	135,600	Nil	Nil	Nil	Nil	Nil		497,961
Deborah Greenberg Chief Legal and Corporate Services Officer	2023	361,538	162,720	Nil	Nil	Nil	Nil	Nil		524,258

Notes:

(1)	”Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	Based on the number of restricted share units (“RSUs”) granted multiplied by the market price of the underlying Common Shares on the grant date. This methodology was chosen in order to be consistent with industry.
(3)	”Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. See also “Item 6.E. Share Ownership”.
(4)	This does not represent cash paid to the individual. This figure is based on the grant date fair value of such stock options of the Company (“Options”). The grant date fair value was determined in accordance with IFRS. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(5)	Represents annual cash bonus awards that are declared and paid annually. The Company does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination by the Compensation Committee and the Board. As of March 27, 2024, the annual cash bonus awards for the executive officers of the Company for the year ended December 31, 2023 have not been determined or approved by the Board.
(6)	This amount represents the aggregate amount of perquisites paid to the individual.
(7)	This amount represents director’s fees paid to such director.
(8)	Mr. Chell did not receive any additional compensation for serving as director of the Corporation. Mr. Chell and Mr. Larson did receive consulting fees in connection with their roles as Officers of the Company, included above in the Salary amount.

6.C.	Board Practices

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

The Company’s consulting agreement, as amended, (the “Chell Consulting Agreement”) with 1502372 Alberta Ltd. (the “Consultant”) and Cameron Chell requires the Company to pay monthly fees of C$35,416.67 (amounting to C$425,000 annually) for the provision by of executive services by the Consultant to the Company, and in this regard, has Cameron Chell hold the position of President and Chief Executive Officer of the Company and contains the following provisions: (a) where termination notice is given by the Company, other than for certain specified reasons as set out in the Chell Consulting Agreement, the Company shall give the Consultant at least 60 days’ advance notice in writing; and (b) where termination is given by the Consultant, the Consultant shall give the Company 60 days’ advance notice in writing. If the Chell Consulting Agreement is terminated pursuant to either (a) or (b) above, then the Consultant will be entitled to the fees earned to the effective date of termination and any expenses incurred on behalf of the Company prior to the effective date of termination which are otherwise reimbursable by the Company pursuant to the terms of the Chell Consulting Agreement. The Consultant is also entitled a bonus as determined by the Compensation Committee equal to 100% of the Consultant annual fees. The Consultant is a private company controlled by Cameron Chell. During the year ended December 31, 2021, the Company and the Consultant entered into an amending agreement to the Chell Consulting Agreement to increase the monthly fees from US$14,166.67 (amounting to US$170,000 annually) to C$35,416.67 (amounting to C$425,000 annually). During the year ended December 31, 2022 the Company and the Consultant entered into an additional amending agreement appointing Mr. Chell as President of the Company and expanding the scope of the services to reflect this new role.

The Company’s consulting agreement, (the “Larson Consulting Agreement”) with Scott Larson, which supersedes and replaces all previous agreements between Mr. Larson and the Company, requires the Company pay (a) an hourly fee of $350, plus applicable taxes, and (b) as determined by the Company, an annual success fee, for corporate development, operational and financial related services. The Larson Consulting Agreement may be terminated by Mr. Larson upon giving the Company sixty (60) days advance notice in writing, or by the Company by giving Mr. Larson four (4) months advance notice in writing or pay in lieu thereof.

The Company’s employment agreement, as amended, (the “Sun Agreement”) with Paul Sun requires the Company pay (a) an annual base salary of C$220,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus of up to the base salary, for the provision of executive services as Chief Financial Officer to the Company. If the Sun Agreement is terminated by the Company without just cause, Mr. Sun will be entitled to remuneration in the amount equal the base salary and Mr. Sun’s last bonus earned divided by 12 and multiplied by six. Mr. Sun is also entitled to receive a lump sum payment equal to 18 months of his base salary and average bonus upon a change of control of the Company. During the year ended December 31, 2021, the Company and Mr. Sun entered into an amending agreement to the Sun Agreement to increase the annual base salary from C$150,000 to C$220,000. During the year ended December 31, 2022, the Company and Mr. Sun entered into an additional amending agreement to the Sun Agreement to increase the annual base salary from C$220,000 to C$250,000 and awarded Mr. Sun a discretionary performance bonus determined by the Compensation Committee with regard to certain milestones and achievements. During the year ended December 31, 2023, the Company and Mr. Sun entered into an additional amending agreement to the Sun Agreement to increase the annual base salary from C$250,000 to C$267,000 and awarded Mr. Sun a discretionary performance bonus determined by the Compensation Committee with regard to certain milestones and achievements.

The Company’s employment agreement, as amended, (the “Mullen Agreement”) with Paul Mullen requires the Company to pay (a) an annual base salary of C$210,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus, for the provision of executive services as Chief Operating Officer to the Company. If the Company terminates the Mullen Agreement without cause, Mr. Mullen is entitled to severance equaling to the his annual salary earned to the date of cessation of employment, all earned but unpaid bonus payment, any outstanding vacation and reimbursement of final expenses, and an additional lump sum payment equaling to three (3) months salary. If Mr. Mullen is terminated without cause within twelve (12) months of a change of control, then Mr. Mullen is entitled to a lump sum payment equal to twelve (12) months of his annual salary and average performance bonus. During the year ended December 31, 2023, the Company and Mr. Mullen entered into an amending agreement to the Mullen Agreement to increase the annual base salary from C$210,000 to C$250,000 and awarded Mr. Mullen a discretionary performance bonus determined by the Compensation Committee with regard to certain milestones and achievements.

The Company’s employment agreement, as amended, (the “Greenberg Agreement”) with Deborah Greenberg requires the Company to pay (a) an annual base salary of C$275,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus, for the provision of executive services as Chief Legal and Corporate Services Officer to the Company. If the Greenberg Agreement is terminated by the Company without just cause, Ms. Greenberg will be entitled to remuneration in the amount equal the base salary and Ms. Greenberg’s last bonus payable on a pro-rata basis. Mrs. Greenberg is also entitled to receive a lump sum payment equal to 18 months of her base salary and the greater of her targeted annual performance bonus multiplied by a factor of 1.5 or the average performance bonus paid to her over the two year period to the change of control of the Company. During the year ended December 31, 2023, the Company and Ms. Greenberg entered into an amending agreement to the Greenberg Agreement to increase the annual base salary from C$275,000 to C$300,000 and awarded Ms. Greenberg a discretionary performance bonus determined by the Compensation Committee with regard to certain milestones and achievements.

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

Olen Aasen

Mr. Aasen is a corporate and securities lawyer with more than 17 years of experience in corporate, securities and regulatory matters. He has been the Corporate Secretary, General Counsel or Vice President, Legal at various Canadian and U.S. listed companies. Mr. Aasen obtained a J.D. from the University of British Columbia in 2006 and was called to the British Columbia Bar in 2007. Mr. Aasen was also appointed to the 2016 Legal 500 GC Powerlist for Canada.

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

John M. Mitnick

Mr. Mitnick is an American attorney with 34 years of experience serving at the highest levels of government and the private sector. From February 2018 until September 2019, he served as the General Counsel of the U.S. Department of Homeland Security (DHS), having been confirmed for that position unanimously by the U.S. Senate. From March 2014 to February 2018, he served as Senior Vice President, General Counsel, and Secretary of The Heritage Foundation, an influential think tank, and from November 2007 to April 2013, he served as Vice President, General Counsel, and Secretary of a Raytheon division with more than US$3 billion in annual sales, more than 9,000 employees, and business operations in more than 40 countries and on all continents. Mr. Mitnick has also served on the Board of Directors of Valaurum, Inc., a private mint, from March 2016 to February 2018 and since October 2019. He received his Juris Doctor degree from the University of Virginia School of Law and a Bachelor of Arts degree in Jurisprudence from the University of Oxford. He also holds a Bachelor of Arts degree in History and Political Science (summa cum laude) from Emory University.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended December 31, 2023, has the Company relied on any exemption from NI 52-110, including Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption granted under Part 8 of NI 52-110.

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

External Auditor Service Fees

See “Item 16C. Principal Accountant Fees and Services”.

Compensation Committee

The Compensation Committee is responsible for ensuring that the Company has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock option (“Option”) grants, and restricted share unit (“RSU”) grants to the directors, officers, employees and consultants pursuant to the Company’s share compensation plans. The Share Compensation Plan (as defined below) assists the Company in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Company’s NEOs.

The Compensation Committee consists of Scott Larson (Chair), Olen Aasen and Denis Silva, all of whom were affirmatively determined by the Board to be independent (outside, non-management) directors, other than Scott Larson, the former President of the Company. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Company’s peer group.

6.D.	Employees

As at December 31, 2023, the Company had fifty four employees (fifty employees located in Canada and four employees located in the U.S.) and two full-time and two part-time consultants whose services were, and continue to be, used on a regular basis for day-to-day operations.

6.E.	Share Ownership

The following table sets out the number of Common Shares, Options and RSUs owned or over which control or direction is exercised by each our directors and executive officers and, where known after reasonable enquiry, by their respective associates or affiliates as at February 15, 2024.

Name and position	Number and Percentage of Common Shares(1)	Type of compensation security	Number of compensation securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiry Date(2)
Cameron Chell Chairman, CEO and Director	168,216 (0.33%)	Options RSUs RSUs	50,000 13,334(3) 169,334	October 30, 2019 September 3, 2021 May 29, 2023	2.50 3.87 1.13	October 30, 2029 September 3, 2024 March 20, 2025
Paul Sun CFO	235,851 (0.46%)	Options RSUs RSUs	33,333 10,000 85,334	October 30, 2019 September 3, 2021 May 29, 2023	2.50 3.87 1.13	October 30, 2029 September 3, 2024 March 20, 2025
Scott Larson President and Director	49,986 (0.10%)	Options Options RSUs RSUs	50,000 100,000 23,334 29,334	October 30, 2019 July 3, 2020 September 3, 2021 May 29, 2023	2.50 3.20 3.87 1.13	October 30, 2029 July 3, 2025 September 3, 2024 March 20, 2025
Olen Aasen Director	39,173 (0.08%)	Options RSUs	16,667 29,334	October 30, 2019 May 29, 2023	2.50 1.13	October 30, 2029 March 20, 2025
Denis Silva Director	85,208 (0.17%)	Options RSUs	16,667 29,334	October 30, 2019 May 29, 2023	2.50 1.13	October 30, 2029 March 20, 2025
Andrew Hill Card, Jr Director	167,189 (0.33%)	Options RSUs	50,000 29,334	October 30, 2019 May 29, 2023	2.50 1.13	October 30, 2029 March 20, 2025
John M. Mitnick Director	170,601 (0.34%)	Options RSUs	50,000 29,334	November 19, 2019 May 29, 2023	2.50 1.13	November 19, 2029 March 20, 2025
Julie Myers Wood Director	83,275 (0.16%)	Options Options RSUs RSUs	30,000 25,826 8,609 29,334	April 30, 2020 September 9, 2021 September 9, 2021 May 29, 2023	3.85 4.84 4.84 1.13	April 30, 2030 September 9, 2026 September 9, 2024 March 20, 2025
Paul Mullen COO	102,072 (0.20%)	Options RSUs RSUs	10,000 3,334 80,000	April 27, 2021 April 27, 2021 May 29, 2023	10.15 10.15 1.13	April 27, 2031 April 30, 2024 March 20, 2025
Deborah Greenberg Chief Legal and Corporate Services Officer	111,561 (0.22%)	RSUs	96,000	May 29, 2023	1.13	March 20, 2025

Notes:

(1)	Percentages based on 50,893,221 Common Shares issued and outstanding as of February 15, 2024. The numbers of shares in this column are derived from Canada’s System for Electronic Disclosure by Insiders (“SEDI”).
(2)	In connection with the RSUs, the dates represent the last vesting dates.
(3)	This number represents the balance of unvested RSUs issued to 1502372 Alberta Ltd., a corporation wholly owned by Cameron Chell.

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

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants;

(b)	be subject to any regulatory approvals including, where required, the approval of the CSE or the Nasdaq; and

(c)	be subject to shareholder approval, where required, by the requirements of the CSE or the Nasdaq, provided that shareholder approval shall not be required for the following amendments:

(i)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or Exchange and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for RUS or Options to qualify for favourable treatment under any applicable tax law;

(iii)	a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv)	a change to the termination provisions of any Option or RSU (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date;

(v)	the introduction of features to the Share Compensation Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi)	the amendment of the Share Compensation Plan as it relates to making lump sum payments to Participants upon the vesting of the RSUs; and

(vii)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

(d)	be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Share Compensation Plan to an insider Participant.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)	increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e)	amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

6.F.	Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

7.A.	Major Shareholders

To the knowledge of the Board and executive officers of the Company, other than as disclosed below, as at March 27, 2024 no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding shares of the Company. No holder of common shares has different voting rights from any other holders of common shares.

Armistice Capital, LLC and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G, filed with the SEC on February 14, 2024, that they were the beneficial owner of 4,938,978 shares, representing 9.99% of the Company’s common shares.

7.B.	Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management at fees set out in the Agreement. For the year ended December 31, 2023, the company incurred fees of $429,766 (December 31, 2022 - $442,485) which are included in professional fees. As at December 31, 2023, the Company was indebted to this company in the amount of $3,780 (December 31, 2022 - $30,804).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company and all fees are set in the Consultant Agreement. For the year ended December 31, 2023, the Company incurred fees of $592,500 (December 31, 2022 - $566,487) included in professional fees. As at December 31, 2023, the Company was indebted to this company in the amount of $35,417 (December 31, 2022 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the year ended December 31, 2023, the Company incurred fees of $215,019 (December 31, 2022 - $383,288) included in professional fees. As at December 31, 2023, the Company was indebted to this company in the amount of $9,287 (December 31, 2022 - $20,745).

Trade payables and accrued liabilities

As at December 31, 2023, the Company had $nil (December 31, 2022 - $nil) receivable from related parties outstanding that were included in accounts receivable and $190,664 (December 31, 2022 - $51,549) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the years ended December 31, 2023, 2022, and 2021 included:

For the year ended December 31	2023 ($)	2022 ($)	2021 ($)
Director fees	600,933	522,349	370,094
Management fees paid to a company controlled by CEO and director	592,500	566,487	290,225
Management fees paid to a company controlled by the President and director	-	-	205,691
Management fees paid to a company that the CEO holds an economic interest in	429,766	442,485	315,643
Management fees paid to a company controlled by a director	215,019	383,288	-
Salaries	979,154	843,917	722,068
Share-based payments	1,109,232	2,106,906	2,475,949
Totals	3,926,604	4,865,432	4,379,670

7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

The audited consolidated financial statements for the years ended December 31, 2023 and 2022 can be found under “Item 18. Financial Statements”.

8.B.	Significant Changes

We are not aware of any significant change that has occurred since December 31, 2023, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

Item 9.	The Offer and Listing.

9.A.	Offer and Listing Details

The Common Shares are listed and posted for trading on the CSE under the trading symbol “DPRO”, on the Nasdaq under the symbol “DPRO”, and on the Frankfurt Stock Exchange under the trading symbol “3U8A”.

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

Our authorized share capital consists of an unlimited number of Common Shares of which 63,393,221 were issued and outstanding as of March 26, 2024 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of March 26, 2024.

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

Based on the current and expected composition of our income and the value of our assets, we believe that we were not a PFIC United States federal income tax purposes for the for the taxable year ended December 31, 2023 and we expect that we will not be a PFIC for the current taxable year. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from an offering of Common Shares, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of Common Shares. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

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

Distributions on the Common Shares

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is, at the date of this Annual Report, a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired by a holder who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company, and is not “affiliated” with the Company (each as defined in the Tax Act), (iii) acquires and holds Common Shares as capital property, (iv) does not use or hold Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (v) is not an insurer that carries on an insurance business in Canada and elsewhere or “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

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

Under the Tax Treaty, the rate of withholding on any such dividend beneficially owned by a United States Holder is generally reduced to 15%, and may further be reduced to 5% if the United States Holder is a company entitled to full benefits under the Tax Treaty that owns, directly or indirectly, at least 10% of the voting stock of the Company.

Dispositions of Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the United States Holder is not entitled to relief under the Tax Treaty.

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

United States Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which are described in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

Documents concerning our company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at Suite 2700, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

10.I.	Subsidiary Information

Not applicable.

10.J.	Annual Report to Security Holders

The Company will prove this Annual Report to securityholders, as applicable, in electronic format in accordance with the EDGAR Filer Manual.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party fails to meet its contractual obligations. The Company is subject to credit risk on its cash and receivables. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company performs credit evaluations of its customers. Receivables are shown net of any provision made for impairment of the receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in receivables.

Credit and liquidity risk associated with cash and the marketable security is managed by ensuring assets are placed with major financial institutions with strong investment grade ratings.

Credit risk on trade and other receivables reflects the risk that the Company may be unable to recover them. Trade and other receivables that are greater than 30 days are considered past due. The table below sets out the status of trade and other receivables, no allowance for doubtful accounts has been recorded as at December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
0 – 30 days	$271,622	$1,020,091
31 – 60 days	109,928	116,378
61 – 90 days	64,259	343,364
91 + days	203,803	609,132
	$649,612	$2,088,965

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

The Company has fully used the net proceeds of the US Offering. The proceeds that the Company has used have been used for general corporate purposes, including funding ongoing operations, growth initiatives, and working capital. There has been no material change in the use of proceeds from our initial public offering from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on July 30, 2021 (the “Supplement”). The Company used the net proceeds of the offering, together with existing cash, for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development, as set out in the Supplement.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of Independent Auditor

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.draganfly.com and the System for Electronic Document Analysis and Retrieval+ (SEDAR+) profile at www.sedarplus.ca. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

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

The following table sets forth information regarding the amount billed and accrued to the Company by Dale Matheson Carr-Hilton Labonte LLP, for the fiscal years ended December 31, 2023 ad 2022:

	Year Ended December 31,
Services	2023	2022
Audit Fees(1)	$235,000	$250,000
Audit-Related Fees(2)	$83,000	$63,900
Tax Fees(3)	$12,600	$11,000
Other Fees(4)	$-	$-

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	insider tRading policies

Not Applicable.

Item 16k.	cybersecurity

Draganfly conducts annual IT general controls (ITGC) audits through a third-party firm to evaluate internal risks to key business systems. Any significant deficiencies identified are promptly addressed and documented. Additionally, to mitigate external risks, Draganfly has enlisted the services of an Extended Detection and Response (XDR) provider for continuous 24/7 monitoring, threat hunting, incident response, and vulnerability management.

The XDR platform aggregates data from various sources including network scanners, endpoint agents, and cloud APIs. This data undergoes rigorous analysis leveraging machine-learning-powered threat intelligence and human expertise to swiftly identify and address cybersecurity threats in real-time. Any unusual findings are promptly communicated to the Systems Administrator via ticketing. In instances of critical alerts posing a material risk to the company, affected systems are immediately quarantined at the kernel level, isolating them from network communication until remedial actions can be taken.

Furthermore, Draganfly conducts quarterly reviews of the XDR provider services overseen by the Systems Administrator. To mitigate the risk of the XDR provider compromising Draganfly’s systems, an air-gap approach is implemented, ensuring that the provider cannot directly intervene in Draganfly’s systems except to quarantine systems, a capability that can be terminated by the Systems Administrator at any time.

In addition to our robust cybersecurity measures, Draganfly prioritizes employee awareness and readiness to counter emerging threats. Regular cybersecurity training is conducted to educate our staff on recognizing and mitigating social engineering attacks. These sessions emphasize the importance of vigilance and critical thinking when encountering suspicious emails, phone calls, or other forms of communication aimed at deceiving individuals into divulging sensitive information or compromising security protocols.

As of the current reporting period, Draganfly has not experienced any cybersecurity incidents. However, we recognize that social engineering attacks pose a significant threat to our business operations and financial condition. While we remain vigilant and have implemented robust security measures to mitigate such risks, we acknowledge that social engineering attacks have the potential to compromise our systems and disrupt our operations.

The full Board receives a quarterly report and dashboard which sets out our security stance (whether there have been any incidents), and our phish-prone percentage as we believe that is our highest risk factor.

Management receives the same quarterly report and as the team meets weekly, any concerns or decisions relating to security are brought forward by the Chief Legal and Corporate Services Officer. Should there be any specific issues or incidents, the Chief Legal and Corporate Services Officer would report them immediately to the Chair of the Board and the chair of the Audit Committee.

PART III

Item 17:	Financial Statements

Refer to Item 18. Financial Statements.

Item 18:	Financial Statements

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements as at December 31, 2023 and 2022:

67

Item 19.	Exhibits

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Certificate of Incorporation dated June 1, 2018 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
1.2	Articles dated June 1, 2018 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
1.3	Certificate of Change of Name dated August 15, 2019 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
1.4	Notice of Articles dated June 1, 2018 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
2.1	Specimen Option Agreement of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.2	Specimen Restricted Share Unit Agreement of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.3	Specimen Warrant Certificate of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.4	Specimen Warrant Certificate of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.5	Specimen Warrant Certificate of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.1	Business Services Agreement between the Company and Business Instincts Group Inc. dated August 1, 2019 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.2#	Share Compensation Plan dated August 9, 2019, as amended April 14, 2021 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
4.3#	Consultant Agreement with 1502372 Alberta Ltd., dated October 1, 2019 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.4*#	Independent Consultant Agreement Amending Agreement with 1502372 Alberta Ltd. dated April 1, 2022
4.5*#	Independent Consulting Agreement with Scott Larson dated April 1, 2022
4.6#	Employment Agreement with Paul Sun dated November, 2020 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.7#	Amending Agreement with Paul Sun, dated September 3, 2021 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.8*#	Employment Agreement Amending Agreement with Paul Sun dated April 1, 2022
4.9*#	Employment Agreement Amendment with Paul Sun dated April 21, 2023
4.10*#	Employment Agreement with Paul Mullen dated April 12, 2021
4.11*#	Employment Agreement Amending Agreement with Paul Mullen dated April 1, 2022
4.12*#	Employment Agreement Amendment with Paul Mullen dated April 1, 2023
4.13*#	Employment Agreement with Deborah Greenberg dated June 3, 2022
4.14*#	Employment Agreement Amendment with Deborah Greenberg dated April 1, 2023
8.1*	Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2023
15.2	Audit Committee Charter (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
15.3*	Consent of independent registered public accounting firm (Dale Matheson Carr-Hilton Labonte LLP)
97*	Compensation Clawback Policy
101*	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2023 and 2022;
(ii) Consolidated Statements of Operations for the years ended December 31, 2023 and 2022;
(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023 and 2022;
(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2023 and 2022;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022; and
(vi) Notes to Consolidated Financial Statements

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

* Filed herewith.

† Furnished herewith

# Indicates management contract or compensatory plan.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGANFLY INC.

/s/ Paul Sun
By:	Paul Sun
Title:	Chief Financial Officer

Date: March 27, 2024

69

Draganfly Inc.

Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Draganfly Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Draganfly Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2018

Vancouver, Canada (PCAOB ID 1173)

March 27, 2024

Draganfly Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

		December 31,	December 31,
As at	Notes	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	4	$3,093,612	$7,894,781
Receivables	5	649,612	2,088,965
Inventory	6	1,596,536	1,055,942
Notes receivable	7	-	169,300
Prepaids	8	1,342,215	2,307,724
		6,681,975	13,516,712

Non-current Assets
Equipment	10	680,801	404,691
Intangible assets	11	56,426	179,801
Investments	9	189,403	192,583
Right of use assets	12	721,687	344,746
TOTAL ASSETS		$8,330,292	$14,638,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	14,20	$2,638,981	$2,816,676
Customer deposits		104,715	194,758
Deferred income	15	12,112	63,690
Loans payable	16	85,058	81,512
Derivative liability	17	4,196,125	57,314
Lease liabilities	13	362,001	133,962
		7,398,992	3,347,912

Non-current Liabilities
Loans payable	16	-	5,059
Deferred income	15	95,562	-
Lease liabilities	13	428,022	244,681
TOTAL LIABILITIES		7,922,576	3,597,652

SHAREHOLDERS’ EQUITY
Share capital	17	97,070,976	83,600,089
Reserves – share-based payments	17	6,870,139	7,264,340
Accumulated deficit		(103,588,356)	(79,976,546)
Accumulated other comprehensive income (loss)		54,957	152,998
TOTAL SHAREHOLDERS’ EQUITY		407,716	11,040,881
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$8,330,292	$14,638,533

Nature and Continuance of Operations and Going Concern (Note 1)

Subsequent Events (Note 23)

Approved and authorized for issuance by the Board of Directors on March 27, 2024.

“Scott Larson”	“Cameron Chell”

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Comprehensive Loss

Expressed in Canadian Dollars

		For the years ended December 31,
	Note	2023	2022	2021
REVENUE
Sales of goods	18	$5,287,093	$5,550,432	$5,103,399
Provision of services	18	1,267,749	2,054,627	1,950,466
TOTAL REVENUE		6,554,842	7,605,059	7,053,865

COST OF SALES	6	(4,490,728)	(6,814,384)	(4,410,777)

GROSS PROFIT		2,064,114	790,675	2,643,088

OPERATING EXPENSES
Amortization	11	35,960	179,482	135,966
Depreciation	10,12	510,677	593,277	175,098
Director fees	20	600,933	522,349	370,094
Insurance		1,825,137	3,722,237	2,962,767
Office and miscellaneous	19	6,303,879	5,397,961	6,455,998
Professional fees	20	4,145,586	6,821,583	4,445,949
Research and development		1,554,823	651,302	510,895
Share-based payments	17	2,021,664	3,311,024	3,952,595
Travel		704,994	396,388	143,904
Wages and salaries	20	6,976,792	6,105,020	2,768,010
		(24,680,445)	(27,700,623)	(21,921,276)

OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	17	211,110	5,502,688	8,149,812
Finance and other costs		83,280	44,345	5,074
Foreign exchange gain		(249,563)	745,102	362,448
Loss on disposal of assets	10	(944)	(10,755)	-
Loss on write-off of notes receivable	7	(101,351)	(309,385)	(891,471)
Government income		5,232	2,446	24,148
Write down of deposit	8	-	(228,572)	-
Loss on impairment of goodwill and intangibles	11	-	(6,454,914)	(4,579,763)
Other income (expense)	17	(943,243)	(35,371)	4,968
NET LOSS FOR THE YEAR		(23,611,810)	(27,654,364)	(16,202,972)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(94,861)	447,542	136,475
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	9	(3,180)	(98,483)	(332,640)
COMPREHENSIVE LOSS FOR THE YEAR		(23,709,851)	(27,305,305)	(16,399,137)

Net loss per share
Basic & diluted		$(0.56)	$(0.82)	$(0.59)
Weighted average number of common shares outstanding - basic & diluted		42,192,384	33,556,969	27,787,348

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205
Shares issued in the acquisitions of Vital	1,200,000	2,303,999	1,241,250	-	-	-	3,545,249
Shares issued for financing	11,584,657	36,092,187	-	-	-	-	36,092,187
Share issue costs	-	(4,678,821)	864,060	-	-	-	(3,814,761)
Shares issued for exercise of RSU’s	448,660	1,752,052	(1,752,052)	-	-	-	-
Shares issued for exercise of warrants	1,939,534	4,929,790	-	-	-	-	4,929,790
Shares issued for exercise of stock options	405,499	1,937,866	(923,743)	-	-	-	1,014,123
Shares issued in lieu of cash	371,901	1,757,988	-	-	-	-	1,757,988
Share-based payments	-	-	3,952,595	-	-	-	3,952,595
Net loss	-	-	-	(16,202,972)	-	-	(16,202,972)
Change in fair value of equity investments at FVOCI	-	-	-	-	(332,640)	-	(332,640)
Translation of foreign operations	-	-	-	-	-	136,475	136,475
Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239
Shares issued for the exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for the exercise of warrants	16,538	87,170	-	-	-	-	87,170
Shares issued for the exercise of RSUs	1,072,595	2,427,801	(2,427,801)	-	-	-	-
Shares issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	3,311,024	-	-	-	3,311,024
Net loss	-	-	-	(27,654,364)	-	-	(27,654,364)
Change in fair value of equity investments at FVOCI	-	-	-	-	(98,483)	-	(98,483)
Translation of foreign operations	-	-	-	-	-	447,542	447,542
Balance at December 31, 2022	34,270,579	$83,600,089	$7,264,340	$(79,976,546)	$(431,123)	$584,121	$11,040,881
Shares issued for financing – ATM (“At-the-market”)	650,729	1,748,946	-	-	-	-	1,748,946
Share issue costs	-	(222,136)	-	-	-	-	(222,136)
Shares issued for financing	12,800,000	11,376,230	-	-	-	-	11,376,230
Share issue costs	-	(2,072,886)	224,868	-	-	-	(1,848,018)
Shares issued for the exercise of RSUs	1,508,255	2,640,733	(2,640,733)	-	-	-	-
Share-based payments	-	-	2,021,664	-	-	-	2,021,664
Net loss	-	-	-	(23,611,810)	-	-	(23,611,810)
Change in fair value of equity investments at FVOCI	-	-	-	-	(3,180)	-	(3,180)
Translation of foreign operations	-	-	-	-	-	(94,861)	(94,861)
Balance as of December 31, 2023	49,229,563	$97,070,976	$6,870,139	$(103,588,356)	$(434,303)	$489,260	$407,716

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	For the years ended December 31,
	2023	2022	2021

OPERATING ACTIVITIES
Net loss for the year	$(23,611,810)	$(27,654,364)	$(16,202,972)
Adjustments for:
Amortization	35,960	179,482	135,966
Depreciation	510,677	593,277	175,098
Bad debt	216,238	-	-
Change in fair value of derivative liability	(211,110)	(5,502,688)	(8,149,812)
Write down of inventory	331,671	1,976,514	-
Impairment of notes receivable	101,351	309,385	891,471
Impairment of goodwill and intangibles	87,415	6,454,914	4,579,763
Write down of deposit	-	228,572	-
Finance and other costs	4,355,156	(34,427)	(926)
(Gain) loss on sale of assets	18,426	-	(24,148)
Share-based payments	2,021,664	3,311,024	3,952,595
	(16,144,362)	(20,138,311)	(14,642,965)
Net changes in non-cash working capital items:
Receivables	1,223,112	(681,838)	(596,336)
Inventory	(872,265)	(150,241)	(2,157,203)
Prepaids	965,509	2,958,581	(3,401,868)
Trade payables and accrued liabilities	(170,782)	1,661,697	(1,044,133)
Customer deposits	(90,043)	22,624	(213,315)
Deferred income	43,984	(21,543)	51,186
Cash used in operating activities	(15,044,847)	(16,349,031)	(22,004,634)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	-	-	(466,643)
Purchase of equipment	(490,391)	(79,713)	(212,579)
Disposal of equipment	46,976	10,755	-
Purchase of intangible assets	-	(4,684)	-
Purchase of investments	-	-	(623,706)
Repayment (Issuance) of notes receivable	63,838	842,297	(2,002,678)
Cash provided by (used in) investing activities	(379,577)	768,655	(3,305,606)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	13,125,176	-	44,255,651
Share issue costs	(2,070,154)	(5,122)	(3,814,762)
Proceeds from issuance of common shares for warrants exercised	-	87,170	4,929,790
Proceeds from issuance of common shares for stock options exercised	-	26,875	1,014,123
Proceeds from issuance of loans	-	-	60,000
Repayment of loans	(6,747)	(6,746)	(48,747)
Repayment of lease liabilities	(330,159)	(150,275)	(128,996)
Cash provided by (used in) financing activities	10,718,116	(48,098)	46,267,059

Effects of exchange rate changes on cash	(94,861)	447,542	136,478
Change in cash	(4,706,308)	(15,628,474)	20,956,819
Cash and cash equivalents, beginning of year	7,894,781	23,075,713	1,982,416
Cash and cash equivalents, end of year	$3,093,612	$7,894,781	$23,075,713

The following are included in cash flow from operating activities:
Interest paid in cash	$57,041	$51,338	$31,010

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $103,588,356. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors raise substantial doubt over the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The material accounting policy information set out below was consistently applied to all years presented unless otherwise noted.

These consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2024.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (DII)	Canada	100%
Draganfly Innovations USA, Inc. (DI USA)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Foreign currency translation

Transactions in foreign currencies are translated into the functional currency at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses resulting from foreign exchange adjustments are included in profit or loss.

The functional currencies of the parent company and each subsidiary are as follows:

Draganfly Inc.	Canadian Dollar
Draganfly Innovations Inc.	Canadian Dollar
Draganfly Innovations USA, Inc.	US Dollar
Dronelogics Systems Inc.	Canadian Dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all revenue and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translation of foreign operations in other comprehensive loss.

Share-based payments

The Company may grant stock options or restricted share units (“RSU’s”) to its directors, officers, employees and consultants. The Company records share-based compensation related to stock options using the Black-Scholes Option Pricing Model.

The RSU’s granted entitle an employee, director or officer to either the issuance of common shares or cash payments payable upon vesting with terms determined by the Company’s Board of Directors at the time of the grant. If on the grant date it is determined there is an obligation to settle in cash, the RSU’s are accounted for as liabilities, with the fair value remeasured at the end of each reporting period and on the settlement date. Changes in fair value are recognized in profit and loss. Expense is recognized over the vesting period.

The Company has a present obligation to settle in cash if the choice of settlement in shares has no commercial substance, or the Company has a past practice or a stated policy of setting in cash, or generally settles in cash whenever the counterparty asks for cash settlement. If no such obligation exists, RSUs are accounted for as equity settled share-based payments and are valued using the share price on grant date. Upon settlement:

a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) below.
b)	If the Company elects to settle by issuing shares, the value of RSUs initially recognized in reserves is reclassified to share capital, except as noted in (c) below.
c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of shares that would otherwise have been issued, or the difference between the fair value of the shares and the amount of cash that would otherwise have been paid, whichever is applicable).

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

The aggregate sales price or amount of common shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) USD $1,000,000; (ii) 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the common shares of the Company, measured at the Company’s most recent balance sheet date. At the election of the Board of Directors, upon each vesting date, participants receive (a) the issuance of common shares from treasury equal to the number of RSUs vesting, or (b) a cash payment equal to the number of vested RSUs multiplied by the fair market value of a common share, calculated as the closing price of the common shares on the CSE for the trading day immediately preceding such payment date; or (c) a combination of (a) and (b).

In conjunction with private placements or brokered financings, the Company may issue compensatory warrants to agents as consideration for services provided. Awards of grants are accounted for in accordance with the fair value method of accounting and result in an increase in share issue costs and a credit to warrants within shareholders’ equity when warrants are issued.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year.

Diluted income per share is calculated by dividing the profit attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The Company had 8,574,798 warrants, 897,158 options and 1,112,967 RSU’s that would be potentially dilutive if the Company were not in a loss position and were to calculate diluted income per share.

Financial Instruments

Financial instruments are accounted for in accordance with IFRS 9 Financial Instruments: Classification and Measurement. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets/liabilities	Classification
Cash and cash equivalents	Fair value through profit or loss
Receivables	Amortized cost
Notes receivable	Fair value through profit or loss
Investments	Fair value through other comprehensive income
Trade payables	Amortized cost
Customer deposits	Amortized cost
Loans payable	Amortized cost
Derivative liability	Fair value through profit or loss

a)	Financial assets

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

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the cash flows are not solely principal and interest, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are recorded to profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

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

Derecognition of financial assets

Financial assets are derecognized when the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recorded to profit or loss. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive loss.

b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

FVTPL - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Trade payables, customer deposits and loans payable are included in this category.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Derecognition of financial liabilities

Financial liabilities are derecognized when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in profit or loss.

Impairment of non-financial assets

The carrying amounts of the non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life; and
●	an intangible asset not yet available for use;

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

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

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

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income taxes relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Deferred income tax

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

Inventory

Inventory consists of raw materials and finished goods for manufacturing of multi-rotor helicopters, industrial areal video systems, civilian small unmanned aerial systems or vehicles, health monitoring equipment, and wireless video systems. Inventory is initially valued at cost and subsequently at the lower of cost and net realizable value. Cost is determined using the first-in-first-out method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price, import duties and non-recoverable taxes and transport, handling and other costs directly attributable to the acquisition of finished goods, materials or services. The costs of conversion include direct materials and labour costs and a systematic allocation of fixed and variable overheads incurred in converting materials into finished goods. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written-down to net realizable value.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized at a point-in-time when control of the products has transferred. The control transfer for Dronelogics Systems Inc. (“Dronelogics”) and Draganfly Innovations USA, Inc. is when the products are shipped to the customer and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. At this point revenue is recognized. For Draganfly Innovations Inc. transfer occurs for sales outside of North America when shipped and for sales within North America on delivery which occurs in proximity to shipping. Revenue is recognized when the transfer of control has occurred.

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

Some contracts include multiple performance obligations, such as the sale of hardware and support or maintenance. Where support or maintenance is performed by another party and does not include an integration service it is accounted for as a separate performance obligation. In this case, the transaction price will be allocated to each performance obligation based on stand-alone selling price. Where the stand-alone selling price is not directly observable, the price is estimated based on expect cost plus margin. Where the support or maintenance is provided by the Company, the contract is analyzed to identify the performance obligations and transaction price. The price is then allocated across the obligations identified in the contract. Revenue is recognized when the Company satisfies a performance obligation.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Services

The Company provides consulting, custom engineering, drones as a service, and investigating and solving on a project-by-project basis under fixed-price and variable price contracts. Revenue from providing services is recognized over time as the services are rendered.

The Company provides rental of equipment which is measured based on rates through contracts or other written agreements with customers. Revenue is recognized in the period when services are performed and only when there is reasonable assurance that the revenue will be collected.

Deferred Income

A payment received is included as deferred revenue when products have yet be shipped to the customers as of the period end or there are unfulfilled obligations related to the revenue received. The amount to be recognized within twelve months following the year-end date is classified as current.

Cost of Goods Sold

Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight costs, as well as provisions for reserves related to product shrinkage, or lower of cost and net realizable value adjustments as required.

Intangible Assets and Goodwill

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications, brands and software.

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

Intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Class of intangible asset	Useful live
Customer relationship	5 years
Brand	5 years
Software	5 years
Patents	5 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of comprehensive loss.

Depreciation is generally calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Computer equipment	30%
Furniture and equipment	20%
Leasehold improvements	Expected lease term
Vehicles	30%

Research and development expenditures

Expenditures on research are expensed as incurred. Research activities include formulation, design, evaluation and final selection of possible alternatives, products, processes, systems or services. Development expenditures are expensed as incurred unless the Company can demonstrate all of the following:

(i)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
(ii)	its intention to complete the intangible asset and use or sell it;
(iii)	its ability to use or sell the intangible asset;
(iv)	how the intangible asset will generate probable future economic benefits. The Company can also demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
(vi)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Government Assistance

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as income in equal amounts over the expected useful life of the asset.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate. A corresponding right-of-use (“ROU”) asset is recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease plus periods covered by an optional lease extension option if it is reasonably certain that the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification is accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company’s incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

New accounting standards issued not yet effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3. MANAGEMENT JUDGEMENT AND ASSUMPTIONS

Significant estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions about reported amounts at the date of the consolidated financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

3. MANAGEMENT JUDGEMENT AND ASSUMPTIONS (CONT’D)

Share-based payments

The cost of share-based payment transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield.

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

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined with reference to the estimated selling price less costs to sell. The Company estimates selling price based upon assumptions about future demand and current and anticipated retail market conditions. The future realization of these inventories may be affected by future technology or other market- driven changes that may reduce future selling prices.

Investments in Private companies

Where the fair value of investments in private companies recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair value and this value may not be indicative of the eventual recoverable value.

Expected credit losses on trade receivables and notes receivable

When determining expected credit losses (“ECLs”), the Company considers the historic credit losses observed by the Company, customer-specific payment history and economic conditions. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL’s, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience, informed credit assessment and forward-looking information.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

3. MANAGEMENT JUDGEMENT AND ASSUMPTIONS (CONT’D)

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

Significant judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments applied to the Company’s consolidated financial statements include:

−	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
−	the classification of financial instruments;
−	the assessment of revenue recognition using the five-step approach under IFRS 15; and
−	the determination of the functional currency of each entity in the group.

4. CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2022
Cash held in banks	$3,093,612	$7,500,607
Guaranteed investment certificates	-	394,174
	$3,093,612	$7,894,781

On March 27, 2022 the Company renewed a GIC for $142,852 for 1 year at a rate of 1.00% per annum. On August 23, 2022 the Company redeemed the renewed GIC for $143,436 and purchased a new GIC for $143,436 for 1 year at a rate of 4.5% per annum.

On May 30, 2022 the Company renewed the GIC for $140,493 for 1 year at a rate of 0.75% per annum. On August 23, 2022 the Company redeemed the renewed GIC for $140,738 and purchased a new GIC for $140,738 for 1 year at a rate of 4.5% per annum.

All GIC’s were required to be maintained and renewed upon maturity until such time as the associated credit cards were cancelled. These credit cards were cancelled and all related GIC’s were not renewed during the year ended December 31, 2023.

5. RECEIVABLES

	December 31, 2023	December 31, 2022
Trade accounts receivable	$610,443	$1,343,795
Taxes receivable	39,169	745,170
	$649,612	$2,088,965

During the year ended December 31, 2023 the Company recorded a provision for doubtful accounts of $216,238 (2022 - $nil).

The Company applies a direct customer analysis approach to measure expected credit losses. The Company assesses collectability of receivables of each customer on an individual basis using quantitative and qualitative information available to management. The historical loss rates are adjusted to reflect the current and forward-looking information on economic factors affecting the ability of the customers to make regular monthly payments on the receivables.

Receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include business closure and/or the failure to make monthly contractual payments.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

6. INVENTORY

	December 31, 2023	December 31, 2022
Finished goods	$904,858	$542,934
Parts	691,678	513,008
	$1,596,536	$1,055,942

During the year ended December 31, 2023, $3,738,980 (2022 - $6,048,348; 2021 – $3,420,713) of inventory was recognized in cost of sales including an allowance for obsolete and slow-moving inventory of $331,671 (2022 - $1,976,514; 2021 - $nil).

Cost of sales consist of the following:

	December 31, 2023	December 31, 2022	December 31, 2021
Inventory	$3,738,980	$6,048,348	$3,420,713
Consulting and services	549,448	730,170	679,345
Other	202,300	35,866	310,719
	$4,490,728	$6,814,384	$4,410,777

7. NOTES RECEIVABLE

	Maturity Date	Rate	Principal	Interest	Accretion	(Impairment)/Recovery	Repayments	Balance December 31, 2023
Note 1(1)	2023-12-15	0%	$190,396	$-	$-	$(101,351)	$(63,838)	$-
Note 2(1)	2024-09-22	5%	1,003,682	-	-	-	-	-
Total			$1,194,078	$-	$-	$(101,351)	$(63,838)	$-

	Maturity Date	Rate	Principal	Interest	Accretion	(Impairment)/Recovery	Repayments	Balance December 31, 2022
Note 1(1)	2023-03-31	0%	$190,396	$-	$12,764	$-	$(33,860)	$169,300
Note 2(1)	2024-09-22	5%	1,003,682	48,992	27,971	(1,080,645)	-	-
Note 3	2022-04-26	8%	-	37,177	-	771,260	(808,437)	-
Total			$1,194,078	$86,169	$40,735	$(309,385)	$(842,297)	$169,300

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

Note 1 was issued on April 4, 2021, is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss with an initial maturity date of October 31, 2022. During the year ended December 31, 2022 the parties agreed on an amended maturity date of January 31, 2023. During the year ended December 31, 2023 the parties agreed to extend the maturity date to December 15, 2023. As the borrower has not repaid the loan it was impaired to $nil.

Note 2 was issued on September 9, 2021, bears interest at 5%, is unsecured, and contains a conversion feature upon sale of the recipient. This note is measured at fair value through profit or loss. Management has determined that it is unlikely that the loan will be repaid and the loan was impaired to $nil during the year ended December 31, 2022.

Note 3 was issued on November 17, 2021 bearing interest at 8% and was due April 26, 2022. At December 31, 2021, management determined that it was unlikely that the loan would be repaid and the loan was written down to $nil. During the year ended December 31, 2022, the parties agreed on a repayment plan, with the loan and interest being repaid in the amount of $808,437.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

8. PREPAIDS

	December 31, 2023	December 31, 2022
Insurance	$838,445	$1,148,455
Prepaid interest	810	1,889
Prepaid marketing services	71,539	733,417
Prepaid rent	21,768	12,485
Prepaid subscriptions	48,007	29,194
Deposits(1)	361,646	382,284
	$1,342,215	$2,307,724

(1)	A deposit in the amount of $228,572 related to the purchase of inventory related to the Vital Intelligence Inc. acquisition was written off during the year ended December 31, 2022 as there was uncertainty related to whether the Company would recover the value.

9. INVESTMENTS

Balance at December 30, 2021	291,066
Change in fair value	(98,483)
Balance at December 31, 2022	192,583
Change in fair value	(3,180)
Balance at December 31, 2023	$189,403

Fair value of investments is comprised of:

Public company shares	$57,143
Private company shares	132,260
Balance at December 31, 2023	$189,403

Public company shares	$57,143
Private company shares	135,440
Balance at December 31, 2022	$192,583

The Company holds 1,428,571 common shares (2022 – 1,428,571) and nil (2022 – 1,428,571) warrants of Windfall Geotek Inc. a publicly traded company. At December 31, 2023 the fair value of the shares was based on the quoted price of $0.04 (2022 - $0.04). As of the issue date of these consolidated financial statements the quoted price of the shares was $0.03. The warrants expired on March 17, 2023. The fair values of the warrants as of December 31, 2022 were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

December 31, 2022
Risk free interest rate	4.07%
Expected volatility	116.00%
Expected life	0.21 years
Expected dividend yield	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000. In determining the fair value of the investment (classified at level 3 in the fair value hierarchy), the Company considers if observable market data exists on a quarterly basis to value the investment. Since inception, the Company has not had any adjustments to the fair value of the investment based on observable market data.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

10. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	60,240	528,080	-	-	-	588,320
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at December 31, 2022	$95,662	$834,453	$-	$-	$36,033	$966,148
Additions	58,611	320,941	86,530	-	24,310	490,394
Disposals	(21,000)	(115,204)	-	-	-	(136,204)
Balance at December 31, 2023	$133,273	$1,040,192	$86,530	$-	$60,343	$1,320,338

Accumulated depreciation
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the year	32,627	433,855	-	-	3,435	469,917
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at December 31, 2022	$41,998	$502,790	$-	$-	$16,669	$561,457
Charge for the year	22,762	112,361	6,790	-	12,497	154,410
Disposals	(6,582)	(69,748)	-	-	-	(76,330)
Balance at December 31, 2023	$58,178	$545,403	$6,790	$-	$29,166	$639,537

Net book value:
December 31, 2022	$53,664	$331,663	$-	$-	$19,364	$404,691
December 31, 2023	$75,095	$494,789	$79,740	$-	$31,177	$680,801

During the year ended December 31, 2022 $508,607 of inventory that was used for rental services was transferred to equipment.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

11. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software	Goodwill	Total
Cost
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Additions	-	-	-	4,684	-	4,684
Foreign exchange translation	-	-	1,571	29,576	257,782	288,929
Impairment	-	-	(24,571)	(462,577)	(6,198,191)	(6,685,339)
Balance at December 31, 2022	$41,931	$197,000	$-	$123,683	$-	$362,614
Impairment	-	(87,415)	-	-	-	(87,415)
Balance at December 31, 2023	$41,931	$109,585	$-	$123,683	$-	$275,199

Accumulated amortization
Balance at December 31, 2021	$41,931	$60,414	$3,450	$114,235	$-	$220,030
Charge for the year	-	27,317	4,719	147,446	-	179,482
Foreign exchange translation	-	-	431	13,295	-	13,726
Impairment	-	-	(8,600)	(221,825)	-	(230,425)
Balance at December 31, 2022	41,931	87,731	-	53,151	-	182,813
Charge for the year	-	21,854	-	14,106	-	35,960
Balance at December 31, 2023	$41,931	$109,585	$-	$67,257	$-	$218,773

Net book value:
December 31, 2022	$-	$109,269	$-	$70,532	$-	$179,801
December 31, 2023	$-	$-	$-	$56,426	$-	$56,426

Goodwill

On December 31, 2022 the Company performed its annual goodwill impairment test on Vital and Dronelogics. The Company determined the recoverable amount based on a value in use calculation using the following key assumptions:

●	5 year post tax cash flow projections expected to be generated based on a financial forecast with a terminal growth rate of 2% (2021 – 2%).
●	Budgeted cash flows calculated using a weighted average revenue EBITDA margin of 6.5% (2021 – 14%) for Dronelogics and 0% (2021 – 42%) for Vital Intelligence Inc. (“Vital”) respectively were estimated by management based on the past performance and future growth prospects as well as observed trends among comparable companies.
●	Cash flows were discounted at the weighted average cost of capital of 19% (2021 – 17%) for Dronelogics and 29% (2021 – 24%) for Vital based on peer group averages and adjusted for the Company’s risk factors.

Based on the annual goodwill impairment test, the Company determined that the goodwill for Dronelogics and Vital required impairment, as such the Company recorded an impairment charge of $2,166,563 (2021 – nil) for Dronelogics and $4,031,628 (2021 - $4,579,763) for Vital. In addition to the goodwill, the Company deemed that the brand and software for Vital required impairment, as such the Company recorded an impairment charge of $15,971 and $240,752 respectively.

The most sensitive inputs to the value in use model are the growth and discount rates. All else being equal:

●	A 10% reduction in the Value in use for the discounted cash flow model would result in a reduction of $104,248 for Dronelogics (2021 – $597,100) and $Nil for Vital (2021 - $570,133).

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

12. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2021 and 2022	$683,117
Additions	740,355
Lease adjustment	-
Balance at December 31, 2023	$1,423,472

Accumulated depreciation
Balance at December 31, 2021	$215,011
Charge for the year	123,360
Balance at December 31, 2022	$338,371
Charge for the year	363,086
Foreign exchange	328
Balance at December 31, 2023	$701,785

Net book value:
December 31, 2022	$344,746
December 31, 2023	$721,687

The consolidated statement of financial position shows the following amounts related to leases:

	December 31, 2023	December 31, 2022
Buildings	$721,687	$342,361
Vehicles	-	2,385
	$721,687	$344,746

Additions to the right of the assets during the 2023 financial year were $740,355 (2022 - $nil).

13. LEASE LIABILITES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 11.7% to 13.3%.

Total
Balance at December 31, 2021	$489,123
Interest expense	39,795
Lease payments	(150,275)
Balance at December 31, 2022	378,643
Interest expense	96,423
Additions	734,903
Lease payments	(423,410)
Foreign exchange	3,464
Balance at December 31, 2023	$790,023

Which consists of:

	December 31, 2023	December 31, 2022
Current lease liability	$362,001	$133,962
Non-current lease liability	428,022	244,681
Ending balance	$790,023	$378,643

Maturity analysis	December 31, 2023	December 31, 2022
Less than one year	$429,948	$147,340
One to three years	355,879	209,078
Four to five years	141,519	83,850
Total undiscounted lease liabilities	927,346	440,268
Amount representing interest	(137,323)	(61,625)
	$790,023	$378,643

Variable lease payments of $43,542 (2022 - $22,539) have been recognized in profit and loss.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

14. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
Trade accounts payable	$1,259,623	$751,422
Accrued liabilities	1,345,649	2,031,545
Government grant payable	33,709	33,709
	$2,638,981	$2,816,676

15. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	December 31, 2023	December 31, 2022
Deferred, revenue beginning	$63,690	$5,233
Revenue recognized	(64,816)	(4,939)
Unearned revenues received	108,800	63,396
	$107,674	$63,690
Current portion	$12,112	$63,690
Long term portion	95,562	-
	$107,674	$63,690

Deferred revenue of $12,112 as of December 31, 2023 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangement and will be recognized according to the terms of that arrangement over the next 5 years.

16. LOANS PAYABLE

	December 31, 2023	December 31, 2022
Opening balance	$86,571	$93,317
Issuance of loans payable	-	-
Fair value adjustment	-	(4,891)
Repayment of loans payable	(6,747)	(6,746)
Accretion expense	5,234	4,891
Ending balance	$85,058	$86,571

	Start Date	Maturity Date	Rate	Carrying Value December 31, 2023	Carrying Value December 31, 2022
CEBA	2020-05-19	2024-03-28	0%	$40,000	$37,383
CEBA	2021-04-23	2024-03-28	0%	40,000	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	5,058	11,805
Total				$85,058	$86,571

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

16. LOANS PAYABLE (CONT’D)

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before January 18, 2024. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%. On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the entire loan is repaid on or before January 18, 2024. The repayment date was extended by the Government of Canada so the amount is now due March 28, 2024.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before January 18, 2024. The repayment date was extended by the Government of Canada so the amount is now due March 28, 2024.

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle.

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2023,

●	The Company issued 1,508,255 common shares for the vesting of restricted share units.
●	The Company issued 8,000,000 common shares in a financing for $10,856,166 with share issuance costs of $1,953,032 for net proceeds of $8,903,134.
●	The Company issued 650,729 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.
●	The Company issued 4,800,000 common shares in a financing for proceeds of $4,858,995 with share issuance costs of $889,623 for net proceeds of $3,969,372. Of the total share issuance costs $793,979 were expensed in other income (expense).

During the year ended December 31, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $87,170.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 1,072,595 common shares for the vesting of restricted share units.

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

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

17. SHARE CAPITAL (CONT’D)

As at December 31, 2023, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	5.84	278,332	278,332
November 19, 2019	November 19, 2029	$2.50	5.89	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	6.33	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	6.33	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	1.51	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	6.90	32,000	32,000
February 2, 2021	February 2, 2031	$13.20	7.10	30,000	30,000
March 8, 2021	March 8, 2026	$13.90	2.19	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	7.33	146,000	97,326
September 9, 2021	September 9, 2026	$4.84	2.69	25,826	17,217
November 9, 2023	November 9, 2033	$0.626	9.87	30,000	10,000
				897,158	819,875

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.15
Forfeited	(146,334)	4.77
Outstanding, December 31, 2022	877,157	$4.60
Forfeited	(9,999)	3.77
Issued	30,000	0.63
Outstanding, December 31, 2023	897,158	$4.48

During the year ended December 31, 2023,

●	The Company granted 30,000 options to an advisor to the board. Each option is exercisable at $0.626 per share for 10 years.

No options were granted by the Company for the year ended December 31, 2022

During the year ended December 31, 2023, the Company recorded $151,174 (2022- $502,837) in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year ended December 31,	December 31, 2023	December 31, 2022
Risk free interest rate	4.58%	-
Expected volatility	115.1%	-
Expected life	10	-
Expected dividend yield	0%	-
Exercise price	$0.63	$-

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

17. SHARE CAPITAL (CONT’D)

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company in its discretion and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

As at December 31, 2023, the Company had the following RSUs outstanding:

Number of RSU’s
Outstanding, December 31, 2021	514,832
Vested	(1,072,595)
Issued	1,820,972
Forfeited	(64,334)
Outstanding, December 31, 2022	1,198,875
Vested	(1,508,255)
Issued	1,685,316
Forfeited	(262,969)
Outstanding, December 31, 2023	1,112,967

During the year ended December 31, 2023, 1,508,255 RSU’s fully vested according to the terms and the Company granted 1,687,014 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months from the grant date. In addition, 264,668 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2022, 1,072,595 RSU’s fully vested according to the terms and the Company granted 1,820,972 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months from the grant date. In addition, 64,334 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2023, the Company recorded share-based payment expense of $1,866,490 (2022: $2,808,187) for RSU’s, based on the fair values of RSU’s granted which are calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the year ended December 31, 2023, the Company issued 1,600,000 warrants for a purchase price of $0.5499USD with an exercise price of $0.0001USD per unit. The Company also issued 6,400,000 warrants at an exercise price $0.6123USD. Being in a currency that is not the Company’s functional currency these warrants are required to be recorded as a financial liability. As a financial liability, the portion of the warrants related to the future exercise price will be revalued at every reporting period to fair market value with the change in fair value being recorded in profit or loss. All of the above warrants have a 5 year term, expiring October 30, 2028 and vest immediately. 320,000 underwriter warrants were issued as part of the transaction with an exercise price of $0.6875USD and a term of 3 years. These warrants were treated as share issue costs.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period. At the date of issue the warrants were valued with a risk free rate of 4.8%, volatility of 115.35%, expected life of 5 years and an expected dividend yield rate of 0%. The broker warrants were valued with a risk free rate of 4.87%, volatility of 138.83%, expected life of 3 years and an expected dividend yield of 0%.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

17. SHARE CAPITAL (CONT’D)

Warrant Derivative Liability

Balance at December 31, 2021	$4,865,772
Change in fair value of warrants outstanding	(4,865,772)
Balance at December 31, 2022	$-
Warrants issued	3,985,015
Change in fair value of warrants outstanding	211,110
Balance at December 31, 2023	$4,196,125

Derivative liability balance at	December 31, 2023	December 31, 2022
Warrants	$4,196,125	$-
Contingent consideration	-	57,314
Ending balance	$4,196,125	$57,314

The contingent liability is related to an acquisition on March 22, 2021, whereby 1,200,000 warrants were issued and 900,000 were held in escrow and classified as a contingent liability that were to be released upon completion of certain milestones. The milestones were related to the recognition of revenue on the related acquisition in range of $2,000,000 to $6,000,000 which was not met. The warrants expired on March 25, 2023.

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at December 31, 2023	Fair Value at December 31, 2023	Number of Warrants Outstanding at December 31, 2022	Fair Value at December 31, 2022
February 5, 2021 (1)	US$	3.55	-	$-	1,319,675	$-
March 5, 2021 (2)	US$	3.55	-	-	5,142,324	-
October 30, 2023 (3)	US$	0.6123	6,400,000	3,180,543	-	-
October 30, 2023 (4)	US$	0.0001	1,600,000	1,015,582	-	-
			8,000,000	$4,196,125	6,461,999	$-

1)	The warrants expired on February 5, 2023.
2)	The warrants expired on March 5, 2023.
3)	The warrants expire October 30, 2028.
4)	The warrants have no expiry date.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

17. SHARE CAPITAL (CONT’D)

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	December 31, 2023	December 31, 2022
Risk free interest rate	3.84%	4.07%
Expected volatility	113.78%	91.66%-93.48%
Expected life	4.8 years	0.10-0.18 years
Expected dividend yield	0%	0%

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.51
Issued	(481,484)	4.61
Outstanding, December 31, 2022	7,916,797	$5.08
Issued	8,320,000	0.50
Expired	(7,661,999)	5.89
Outstanding December 31, 2023	8,574,798	$0.63

As at December 31, 2023, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
October 30, 2023	October 30, 2026	US$	0.6875	320,000
October 30, 2023	October 30, 2028	US$	0.6123	6,400,000
October 30, 2023	No expiry date	US$	0.0001	1,600,000
				8,574,798

The weighted average remaining contractual life of warrants outstanding as of December 31, 2023, was 4.63 years (December 31, 2022 – 0.47 years).

18. SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.)

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

18. SEGMENTED INFORMATION (CONT’D)

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, lead director, chief operating officer and chief financial officer.

December 31, 2023	Drones	Vital	Corporate	Total
Sales of goods	$4,905,417	$381,676	$-	$5,287,093
Provision of services	1,267,749	-	-	1,267,749
Total revenue	$6,173,166	$381,676	$-	$6,554,842
Segment loss	$14,743,176	$(140,366)	$8,323,731	$22,926,541
Finance and other costs	(80,211)	-	(3,069)	(83,280)
Depreciation	499,530	-	11,148	510,677
Amortization	35,960	-	-	35,960
Change in fair value of derivative liability	-	-	(211,110)	(211,110)
Loss (recovery) on write-off of notes receivable	-	-	101,351	101,351
Loss on write down of inventory	331,671	-	-	331,671
Net loss for the year	$15,530,126	$(140,366)	$8,222,051	$23,611,810

December 31, 2022	Drones	Vital	Corporate	Total
Sales of goods	$5,388,262	$162,170	$-	$5,550,432
Provision of services	2,054,627	-	-	2,054,627
Total revenue	$7,442,889	$162,170	$-	$7,605,059
Segment loss	$9,929,789	$602,580	$12,926,884	$23,459,253
Finance and other costs	(3,529)	-	(40,186)	(44,345)
Depreciation	586,185	-	-	593,277
Amortization	179,482	-	-	179,482
Impairment of goodwill and intangibles	2,166,563	4,288,351	-	6,454,914
Change in fair value of derivative liability	-	-	(5,502,688)	(5,502,688)
Loss on write-off of notes receivable	1,080,645	-	(771,260)	309,385
Loss on write down of inventory	251,754	1,724,760	-	1,976,514
Write down of deposit	-	228,572	-	228,572
Net loss for the year	$14,190,889	$6,844,263	$6,619,212	$27,654,364

December 31, 2021	Drones	Vital	Corporate	Total
Sales of goods	4,957,134	146,265	-	5,103,399
Provision of services	1,950,466	-	-	1,950,466
Total revenue	$6,907,600	$146,265	$-	$7,053,865
Segment loss	$7,819,739	$257,656	$10,498,164	$18,575,560
Finance and other costs	16,272	-	(21,346)	(5,074)
Depreciation	175,098	-	-	175,098
Amortization	135,966	-	-	135,966
Impairment of goodwill and intangibles	-	4,579,763	-	4,579,763
Change in fair value of derivative liability	-	-	(8,149,812)	(8,149,812)
Loss on write-off of notes receivable	-	-	891,471	891,471
Net loss for the year	$8,147,075	$4,837,419	$3,218,477	$16,202,972

Geographic segmentation is as follows:	For the years ended December 31,
	2023	2022	2021
Non-current assets
Canada	$1,441,701	$1,121,821	$3,441,872
United States	206,616	-	5,112,659
	$1,648,317	$1,121,821	$8,554,531
Revenue
Canada	$6,162,672	$6,919,038	$4,982,373
United States	392,170	686,021	2,071,492
	$6,554,842	$7,605,059	$7,053,865

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

19. OFFICE AND MISCELLANEOUS

	For the years ended December 31,
	2023	2022	2021
Advertising, Marketing, and Investor Relations	$4,243,432	$4,431,818	$5,165,791
Compliance fees	193,250	152,826	432,874
Impairment of accounts receivable	216,238	-	-
Contract Work	772,003	441,798	300,975
Other	878,956	371,519	556,358
	$6,303,879	$5,397,961	$6,455,998

20. RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management at fees set out in the Agreement. For the year ended December 31, 2023, the Company incurred fees of $429,766 (December 31, 2022 - $442,485) which are included in professional fees. As at December 31, 2023, the Company was indebted to this company in the amount of $3,780 (December 31, 2022 - $30,804).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company and all fees are set in the Consultant Agreement. For the year ended December 31, 2023, the Company incurred fees of $592,500 (December 31, 2022 - $566,487) included in professional fees. As at December 31, 2023, the Company was indebted to this company in the amount of $35,417 (December 31, 2022 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the year ended December 31, 2023, the Company incurred fees of $215,019 (December 31, 2022 - $383,288) included in professional fees. As at December 31, 2023, the Company was indebted to this company in the amount of $9,287 (December 31, 2022 - $20,745).

Trade receivables/payables and accrued receivables/payables:

As at December 31, 2023, the Company had $190,664 (December 31, 2022 - $51,549) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

20. RELATED PARTY TRANSACTIONS (CONT’D)

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the year ended December 31, 2023 and 2022 included:

	For the years ended December 31,
	2023	2022	2021
Director fees	$600,933	$522,349	$370,094
Salaries	979,154	843,917	722,068
Share-based payments	1,109,232	2,106,906	2,475,949
	$2,689,319	$3,473,172	$3,568,111

Other related party transactions

	For the years ended December 31,
	2023	2022	2021
Management fees paid to a company controlled by CEO and director	$592,500	$566,487	$290,225
Management fees paid to a company that the CEO holds an economic interest in	429,766	442,485	315,643
Management fees paid to a company controlled by a director	215,019	383,288	205,691
	$1,237,285	$1,392,260	$811,559

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company performs credit evaluations of its customers.

Receivables

Receivables primarily consist of trade receivables, accrued receivables and taxes receivable. The Company provides credit in the normal course of business in the form of payment terms and has an established process for determining terms to offer customers to mitigate credit risk. Receivables are shown net of any provision made for impairment of the receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in receivables.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable supportable information that is available at the reporting date abut past events, current conditions and forecasts of future economic conditions. Receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

The Company’s aging of receivables was as follows:

	December 31, 2023	December 31, 2022
0 – 30 days	$271,622	$1,020,091
31 – 60 days	109,928	116,378
61 – 90 days	64,259	343,364
91 + days	203,803	609,132
	$649,612	$2,088,965

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

The following is an analysis of the contractual maturities of the Company’s financial liabilities at December 31, 2023:

	1 year	1 – 5 years	Total
Trade payables and accrued liabilities	$2,638,981	$-	$2,638,981
Customer deposits	104,715	-	104,715
Deferred income	12,112	95,562	107,674
Loans payable	85,058	-	85,058
Derivative liability	4,196,125	-	4,196,125
Lease liability	429,948	497,398	927,346
	$7,466,939	$592,960	$8,059,899

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

The following table summarizes the sensitivity of the fair value of the Company’s risk to foreign exchange rates, with all other variables held constant. Fluctuations of 10 percent in the foreign exchange rate between US dollars and Canadian dollars could have resulted in a change impacting net loss upon consolidation as follows:

	December 31, 2023	December 31, 2022
Foreign exchange rate	$530,758	$969,977

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

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the consolidated statements of financial position. These financial assets are measured at fair value through profit and loss.

December 31, 2023	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$-	$132,260	$189,403
Derivative liability	-	-	4,196,125	4,196,125
Total	$57,413	$-	$4,328,385	$4,385,528

December 31, 2022	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$-	$135,440	$192,583
Notes receivable	-	-	169,300	169,300
Derivative liability	-	-	57,314	57,314
Total	$57,143	$-	$362,054	$419,197

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

●     The price was higher (lower)

●     The risk-free rate was higher (lower)

●     The dividend yield was lower (higher)

●     The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Year ended December 31, 2023	Year ended December 31, 2022
Volatility	20%	$291,149	$-

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2022.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

22. INCOME TAXES

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive loss for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income taxes	$23,611,810	$27,654,364	$16,202,972
Canadian statutory rates	27%	27%	27%
Expected income tax recovery	6,330,400	7,338,900	4,196,600
Impact of different foreign statutory tax rates	-	-	34,900
Non-deductible items	(509,800)	(1,214,400)	116,400
Share issue costs	773,400	1,400	887,600
Adjustments to prior years provision versus statutory tax returns	(87,600)	(742,400)	376,500
Differences between prior year provision and final tax return	(153,400)	867,500	(206,000)
Change in deferred tax asset not recognized	(6,353,000)	(6,251,000)	(5,406,000)
Income tax	$-	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2023	December 31, 2022	December 31, 2021
Deferred income tax assets (liabilities):
Share issuance costs	$995,000	$568,000	$728,000
Non-capital losses	20,377,000	14,602,000	7,043,000
Property and equipment	1,115,000	962,000	449,000
Capital gain reserve	-	-	74,000
Scientific Research and Experimental Development	365,000	367,000	291,000
Total deferred income tax assets	$22,852,000	$16,499,000	8,585,000
Deferred income tax not recognized	(22,852,000)	(16,499,000)	(8,585,000)
Net deferred tax assets	$-	$-	$-

The Company has non-capital loss carry forward of approximately $67,701,122 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the years 2030 to 2043. The Company has non-capital loss carry forward of $8,241,878 CAD ($6,231,434 USD) which may be carried forward to apply against future year income tax for tax purposes in the United States, subject to the final determination by the tax authorities, expiring in the years 2040 to 2043.

23. SUBSEQUENT EVENTS

Warrant exercise

On February 6, 2024 1,600,000 pre-funded warrants were exercised for proceeds of $160 USD ($216 CAD) and an equal number of shares were issued at a value of $578,200 USD ($773,624 CAD).

Share issuance

On February 26, 2024, the Company announced that it completed an underwritten share placement of 11,200,000 units with each unit consisting of one common share and one warrant to purchase one common share and 2,200,000 units consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share. Each unit was sold at a price of $0.27 USD for gross proceeds of $3.6 million ($4.8 million CAD). Net proceeds of $3.3 million USD ($4.4 million CAD) was received after share issue costs of $329,000 USD ($442,000 CAD). The pre-funded warrants have an exercise price of $0.0001 USD and were exercised on the date of issue. The remaining warrants have an exercise price of $0.36 USD and are exercisable immediately with a term of 5 years. As part of this transaction 670,000 warrants were issued to the underwriter with an exercise price of $0.3375 USD and will have a term of 3 years.

