Form 20-F/A
period 2023-12-31
Draganfly Inc.
filed 2024-05-14
CIK 1786286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☒Yes ☐No

explanatory note

Draganfly Inc. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Original Form 20-F”) with the U.S. Securities and Exchange Commission on March 27, 2024 (the “Original Filing Date”). This Amendment No. 1 on Form 20-F (this “Amendment No. 1” or “Form 20-F/A”) is being filed to restate certain information in the Company’s previously issued Consolidated Statement of Cashflows (the “Restatement”). Subsequent to the Original Filing Date, the Company determined that in the presentation of the year end Consolidated Statement of Cash Flows, some of the proceeds from the October 30, 2023 share issuance net of related costs were split between financing and operating activities. In the Restatement, the entire proceeds and all the share issue costs paid during the year have been allocated to the financing activities section.

The Restatement does not impact the Consolidated Statements of Financial Position, Consolidated Statements of Comprehensive Loss, Consolidated Statements of Changes in Shareholder’s Equity, or cash position of the Company as of and for the year ended December 31, 2023. The only change was with respect to a reclassification within the Statement of Cashflows as described above.

Items Amended in This Filing

The following items have been amended as a result of the Restatement:

● Part I, Item 3.D., Risk Factors. This Item is included to add one risk factor (regarding material weaknesses in disclosure controls and procedures and internal controls over financial reporting) to the risk factors that appeared in the Original Form 20-F.

● Part I, Item 5, Operating and Financial Review and Prospects. This Item is included to make reference to the amended and restated management’s discussion and analysis of the Company for the year ended December 31, 2023 (the ”2023 MD&A”) which was amended to include one additional risk factor.

● Part II, Item 15, Controls and Procedures. This Item is included in its entirety with revised disclosure regarding our disclosure controls and procedures and internal controls over financial reporting.

● Part III, Item 18, Financial Statements.

● Part III, Item 19, Exhibits. This Item is included because we are filing currently dated certifications from our Principal Executive Officer and Principal Financial Officer in connection with this Amendment No. 1 and a currently dated consent from our independent registering public accounting firm. These certifications and consent are filed as Exhibits 12.1, 12.2, 13.1 13.2, and 15.3. We are also filing a new Exhibit 15.1, an amended and restated 2023 MD&A. The Company has amended and restated its 2023 MD&A to add additional risk factor disclosure on pages 45 and 46 relating to the change above. No other changes to the 2023 MD&A have been made.

This Amendment No. 1 speaks as of the Original Filing Date of the Original Form 20-F (unless otherwise noted or as the context otherwise requires). Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F.

i

Part I

Item 3.	Key Information

3.D.	Risk Factors

We have identified a material weakness in our internal controls over financial reporting with respect to the review of the treatment of a unit share issuance as of the end of the period covered by this Form 20-F/A. Our business and share price may be adversely affected if we fail to implement and maintain effective disclosure controls and procedures and internal control over financial reporting.

For the period ended December 31, 2023, our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis. The material weakness identified in our internal control over financial reporting as of December 31, 2023, are described in Part II, Item 15, “Controls and Procedures.” While we believe we will be able to remediate the material weakness, we cannot provide assurance that this will not be an isolated incident. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. Because of the inherent limitations in a cost-effective control system, misstatements in our financial statements due to error or fraud may occur and require restatement, such as the error that resulted in the restatement of the Company’s previously issued Consolidated Statement of Cashflows described herein.

The material weakness in our internal control over financial reporting will not be considered remediated until the controls operate for a sufficient period and management has concluded testing that these controls operate effectively. If we are unable to remediate the material weakness or identify additional material weakness in the future, we may be unable to accurately report our financial results, which could cause our financial results to be materially misstated and require restatement. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements. Ineffective disclosure controls and procedures and internal control over financial reporting could also result in regulatory action by regulatory authorities, potential litigation, or other disputes, contractual claims or other claims arising from the restatement and the material weakness in our internal control over financial reporting and the preparation of our financial statements. Any such litigation or dispute, whether successful or not, could adversely affect our business, financial condition, and results of operations. Loss of investor confidence, harm to our reputation and financial condition, diversion of financial and management resources from the operation of our business, and the market price of our common stock may also decline as a result. We cannot assure you that the remediation measures that we may take in the future will be sufficient to avoid future material weaknesses.

Item 5.	Operating and Financial Review and Prospects

The amended and restated management’s discussion and analysis of the Company for the year ended December 31, 2023 is included in this Annual Report in Exhibit 15.1, which is incorporated herein by reference.

2

PART II

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). Based upon that evaluation, the Company’s CEO and CFO had concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company’s disclosure controls and procedures were effective as of December 31, 2023 to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

In connection with the restating of certain information in the Company’s previously issued Consolidated Statement of Cashflows, however, due to the material weakness in our internal control over financial reporting subsequently identified and described below, our management re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023 and has concluded that our disclosure controls and procedures were not effective in this isolated case, as of that date because of such material weakness with respect to technical accounting matters in the Company’s financial reporting process.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management had concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. Based on the Company restating certain information in the Company’s previously issued Consolidated Statement of Cashflows, however, the Company’s assessment is there was a material weakness relating to internal control over financial reporting with regard to the review of the treatment of a unit share issuance relating to the allocation of share issuance proceeds and share issuance costs.

Consequently, our management has reassessed the effectiveness of our internal control over financial reporting as of December 31, 2023 and has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weakness set forth above and this report has been revised from our report included in the Original Form 20-F (which had reported internal controls over financial reporting as effective).

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

3

PART III

Item 18:	Financial Statements

Financial Statements Filed as Part of this Annual Report:

Amended and Restated Audited Annual Financial Statements as at December 31, 2023 and 2022:

4

Item 19.	Exhibits

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Amended and restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2023
15.3*	Consent of independent registered public accounting firm (Dale Matheson Carr-Hilton Labonte LLP)
101*	The following materials from the Company’s Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL):

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

5

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGANFLY INC.

/s/ Paul Sun
By:	Paul Sun
Title:	Chief Financial Officer

Date: May 14, 2024

6

Draganfly Inc. (the “Company”)

Notice to Reader

The Company has amended and restated its consolidated financial statements for the year ended December 2023 (the”2023 Financial Statements”) because the change below was made to the Consolidated Statement of Cashflows related to the 2023 financial statements:

The presentation of the proceeds received and share issue costs paid related to the October 30, 2023 share issuance has been updated. The Company determined that in the presentation of the year end Consolidated Statement of Cash Flows, some of the proceeds net of related costs were split between financing and operating activities. In the revised Consolidated Statement of Cashflows, the entire proceeds and all the share issue costs paid during the year have been allocated to the financing activities section.

There was no impact to the Consolidated Statements of Financial Position, Consolidated Statements of Comprehensive Loss, Consolidated Statements of Changes in Shareholder’s Equity, or cash position of the Company as of and for the year ended December 31, 2023. The only change was with respect to a reclassification between operating and financing activities within the Statement of Cashflows as described above and there have been no other changes to the 2023 Financial Statements.

7

Draganfly Inc.

Amended and Restated Consolidated Financial Statements

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

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Restatement of 2023 Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2023 consolidated financial statements have been restated to correct a misstatement.

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

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2018.

Vancouver, Canada (PCAOB ID 1173)

March 27, 2024, except for the effects of the restatement as discussed in Note 2 to the consolidated financial statements as to which the date is May 14, 2024.

Draganfly Inc.

Amended and Restated Consolidated Statements of Financial Position

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

Approved and authorized for issuance by the Board of Directors on May 14, 2024.

“Scott Larson”	“Cameron Chell”

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Amended and Restated Consolidated Statements of Comprehensive Loss

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

Draganfly Inc.

Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity

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

Draganfly Inc.

Amended and Restated Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	For the years ended December 31,
	2023	2022	2021
	As restated – note 2
OPERATING ACTIVITIES
Net loss for the year	$(23,611,810)	$(27,654,364)	$(16,202,972)
Adjustments for:
Amortization	35,960	179,482	135,966
Depreciation	510,677	593,277	175,098
Bad debt	216,238	-	-
Change in fair value of derivative liability	(211,110)	(5,502,688)	(8,149,812)
Write down of inventory	331,671	1,976,514	-
Impairment of notes receivable	101,351	309,385	891,471
Impairment of goodwill and intangibles	87,415	6,454,914	4,579,763
Write down of deposit	-	228,572	-
Finance and other costs	920,008	(34,427)	(926)
(Gain) loss on sale of assets	18,426	-	(24,148)
Share-based payments	2,021,664	3,311,024	3,952,595
	(19,579,510)	(20,138,311)	(14,642,965)
Net changes in non-cash working capital items:
Receivables	1,223,112	(681,838)	(596,336)
Inventory	(872,265)	(150,241)	(2,157,203)
Prepaids	965,509	2,958,581	(3,401,868)
Trade payables and accrued liabilities	(464,441)	1,661,697	(1,044,133)
Customer deposits	(90,043)	22,624	(213,315)
Deferred income	43,984	(21,543)	51,186
Cash used in operating activities	(18,773,654)	(16,349,031)	(22,004,634)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	-	-	(466,643)
Purchase of equipment	(490,391)	(79,713)	(212,579)
Disposal of equipment	46,976	10,755	-
Purchase of intangible assets	-	(4,684)	-
Purchase of investments	-	-	(623,706)
Repayment (Issuance) of notes receivable	63,838	842,297	(2,002,678)
Cash provided by (used in) investing activities	(379,577)	768,655	(3,305,606)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	17,474,107	-	44,255,651
Share issue costs	(2,690,278)	(5,122)	(3,814,762)
Proceeds from issuance of common shares for warrants exercised	-	87,170	4,929,790
Proceeds from issuance of common shares for stock options exercised	-	26,875	1,014,123
Proceeds from issuance of loans	-	-	60,000
Repayment of loans	(6,747)	(6,746)	(48,747)
Repayment of lease liabilities	(330,159)	(150,275)	(128,996)
Cash provided by (used in) financing activities	14,446,923	(48,098)	46,267,059

Effects of exchange rate changes on cash	(94,861)	447,542	136,478
Change in cash	(4,706,308)	(15,628,474)	20,956,819
Cash and cash equivalents, beginning of year	7,894,781	23,075,713	1,982,416
Cash and cash equivalents, end of year	$3,093,612	$7,894,781	$23,075,713

The following are included in cash flow from operating activities:
Interest paid in cash	$57,041	$51,338	$31,010
Share issue costs in accounts payable	293,661	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

These amended and restated consolidated financial statements were authorized for issue by the Board of Directors on May 14, 2024.

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Restatement of previously reported Statement of Cashflows on consolidated financial statements

The Company determined that the presentation of the proceeds and share issue costs from the October 30, 2023 share issuance had been allocated between financing and operating activities resulting in an error in the classification of cash flows. A portion of the proceeds was reported as part of the finance and other costs adjustments in the Cash used in operating activities section of the Statement of Cashflows but should have been reported in financing activities.

The Cash provided by financing activities has been updated to reflect the total cash proceeds and cash share issue costs related to the issuance and the finance and other costs adjustment in the Cash Used in operating activities section has also been updated.

The following table summarizes the effect of the adjustment described above:

	Year ended December 31, 2023
	Previously reported	Adjustment	As restated
	$	$	$
Finance and other costs	4,355,156	(3,435,148)	920,008
Trade payables and accrued liabilities	(170,782)	(293,659)	(464,441)
Cash used in operating activities	(15,044,847)	(3,728,807)	(18,773,654)

Proceeds of issuance from common shares for financing	13,125,176	4,348,931	17,474,107
Share issue costs	(2,070,154)	(620,124)	(2,690,278)
Cash provided by financing activities	10,718,116	3,728,807	14,446,923

The restatement had no impact on the Consolidated Statements of Financial Position, Consolidated Statements of Comprehensive Loss, and the Consolidated Statements of Changes in Shareholder’s Equity.

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Deferred Income

A payment received is included as deferred revenue when products have yet to be shipped to the customers as of the period end or there are unfulfilled obligations related to the revenue received. The amount to be recognized within twelve months following the year-end date is classified as current.

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

Draganfly Inc.

Amended and Restated Notes to the Consolidated Financial Statements

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

