Form 20-F
period 2024-12-31
Draganfly Inc.
filed 2025-03-27
CIK 1786286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . .

For the transition period from ________________ to ___________

Commission file number:	001-40688

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

5,427,795 Common Shares

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the Jumpstart Our Business Startups Act (the “JOBS Act”), and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

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

The Company uses non-IFRS measures including “gross profit,” “gross margin” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Management believes that working capital, defined as current assets less current liabilities, is an indicator of the Company’s liquidity and its ability to meet its current obligations. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies in similar industries. Management also uses non-IFRS measures and metrics in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. For  reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Results of Operations – Cost of Goods Sold / Gross Margin” for a discussion of gross profit and gross margin, and for a discussion of working capital, “Selected Financial Information” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2024, attached to this Annual Report on Form 20-F in Exhibit 15.1.

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

ii

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

The Company depends on its research and development activities to develop the core technologies used in its unmanned aerial vehicles (“UAVs”) products and for the development of the Company’s future products. A portion of the Company’s research and development activities can depend on funding by commercial companies and the Canadian government. Canadian government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for Canadian government funding with other Canadian government-sponsored programs in the budget formulation and appropriation processes. Moreover, the Canadian, federal and provincial governments provide energy rebates and incentives to commercial companies, which directly impact the amount of research and development that companies appropriate for energy systems. To the extent that these energy rebates and incentives are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm the Company’s business, financial condition and operating results.

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

The Company’s UAVs are sold in rapidly evolving markets. The commercial UAV market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

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

Goodwill impairment arises when there is deterioration in the capabilities of acquired assets to generate cash flows, and the fair value of the goodwill dips below its book value. The Company is required to review its goodwill for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, increased competition, loss of key personnel, and regulatory action. Should any of these occur, an impairment of goodwill or other intangible assets relating to the acquisition of Dronelogics Systems Inc. could have a negative effect on the assets of the Company.

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

As previously disclosed, in September 2023 and March 2024, the Nasdaq informed the Company that it was not in compliance with the $1 bid price requirement in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”) and that, in March 2024, the Company’s Common Shares were subject to delisting from Nasdaq. The Company requested a hearing before a Nasdaq Hearings Panel (the “Nasdaq Panel”) with such request automatically staying any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Panel following the hearing.

In April 2024, the Company received notification that it failed to comply with the Minimum Stockholders’ Equity Requirement which served as an additional and separate basis for delisting. Following the May 21st hearing, the Nasdaq Panel granted an additional extension period with regard to the Bid Price Requirement that would expire on September 17, 2024. In addition, at the hearing, the Company presented a plan to regain compliance with the Minimum Stockholders’ Equity Requirement which plan the Company implemented on August 7, 2024 via amendments to warrants issued in October 2023 and in May 2024.

On October 1, 2024, Nasdaq informed the Company that it had regained compliance with the Bid Price Requirement and the Minimum Stockholders’ Equity Requirement. The letter from Nasdaq further informed the Company that it is subject to a Mandatory Panel Monitor for a period of one year from October 1, 2024. If, within that one-year monitoring period, the Company is again out of compliance with the Minimum Stockholders’ Equity Requirement, the Company will not be afforded the opportunity to present a plan of compliance to Nasdaq with respect to that deficiency nor additional time to cure that deficiency. Instead, Nasdaq will issue a Delist Determination Letter and the Company will have the opportunity to request a hearing before a Nasdaq Panel to respond to such letter.

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

The Company may lose its foreign private issuer status in the future.

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use a multi-jurisdictional disclosure system (the “MJDS”) adopted in the United States and Canada. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

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

The Common Shares were consolidated on September 5, 2024. See “Information on the Company – History and Development of the Company – Three Year History – Financial year ended December 31, 2024”. Unless otherwise specified herein, all numbers and prices indicated in this section are presented on a pre-consolidation basis.

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

One June 21, 2022, the Company announced that Alabama State University (“ASU”) was offering the Draganfly Drone Technology Course through ASU’s Division of Continuing Education. The program provides an introduction to UAVs and explores advanced topics including regulations, airspace operations, and navigation.

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

On January 31, 2023, the Company entered into an equity distribution agreement with Maxim Group LLC (“Maxim”) dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an ”at-the-market offering” up to US$15 million in Common Shares (the “ATM Shares”) in the United States only, on Nasdaq. The Company distributed 650,729 ATM Shares under the Offering at an average price of $2.69 per share for net proceeds of $1,526,810.

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

On March 31, 2023, the Company announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company expected to be US$8.0 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The offering consisted of 8,000,000 Common Shares at a price to the public of US$1.00 per Common Share.

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

On June 21, 2023, the Company announced it had entered into an agreement with HEAL-Corp, a Non-Government Organization, and the Ukrainian National Academy of Internal Affairs (the “National Academy”) regarding the development of a training program on the use of drones and their countermeasure systems. Working in conjunction with the National Academy, Draganfly will implement a designed curriculum to be used within the training program. Recently, HEAL-Corp delivered Trauma Resuscitation and Evacuation Casualty Care training to the Ministry of Internal Affairs.

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

On September 7, 2023, Draganfly announced that Tim Dunnigan was appointed to Draganfly’s Advisory Board to help lead Company’s initiatives for the new Pentagon Replicator program, a U.S. Department of Defense initiative announced in August 2023. The program aims to rapidly expand domestic sUAS production & innovation for military applications.

On September 12, 2023, the Company announced it was awarded a contract to provide its Vital Intelligence technology to a state corrections agency to its facilities enhance security and efficiency for the benefit of the community, the staff, and the inmates.

On September 14, 2023, the Company announced it had secured its first defense orders for its Commander 3 XL with the U.S. military.

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

On October 30, 2023, Draganfly announced that it had closed its underwritten offering for gross proceeds of approximately US$3.5 million, before deducting underwriting discounts and offering expenses. Pursuant to the Offering, the Company issued:

(i)	4,800,000 units of the Company at a price of US$0.55 per unit, with each such unit comprising of one Common Share and one Common Share purchase warrant (the “October 2023 Warrants”). Each October 2023 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.6123, subject to adjustment, until October 30, 2028; and

(ii)	1,600,000 pre-funded units of the Company the at a price of US$0.5499 per unit, with each such unit comprising of one pre-funded Common Share purchase warrant (the “October 2023 Pre-Funded Warrants”) and one October 2023 Warrant. Each October 2023 Pre-Funded Warrant entitled the holder thereof to purchase one Common Share at an exercise price of US$0.0001, subject to adjustment, until the October 2023 Pre-Funded Warrants are exercised in full. The October 2023 Pre-Funded Warrants were exercised in full prior to the Company’s 2024 financial year end.

On November 28, 2023, Draganfly announced it has received a Transport Canada Special Flight Operations Certificate for its Heavy Lift Drone to support advanced flight testing above 55lbs/25KG MTOW. This will allow highly specialized development of advanced delivery, industrial and defense applications. The Heavy Lift Flight Testing SFOC allows Draganfly to conduct these specialized and advanced operations utilizing the Heavy Lift within an approved flight test area, enabling the Company to initiate direct application and use-case testing. This development also allows Draganfly to enhance and optimize highly specialized operational and maintenance manuals and Standard Operating Procedures for a variety of conditions and scenarios.

Financial year ended December 31, 2024

On January 16, 2024, the Company announced an agreement with Mass General Brigham to provide drone delivery and solutions for the healthcare system’s Home Hospital patients. The Company’s technology aims to enhance the quality of care and support for Mass General Brigham’s Home Hospital patients by reducing traffic-related delays around its geographic catchment of the greater Boston metro area, eliminating challenges associated with traditional transportation methods, and enabling the swift and efficient delivery of essential supplies. The medical drone pick-up and deliveries facilitated by the Company’s technology can include critical medicines, technical equipment, and laboratory work.

On January 23, 2024, the Company announced that it was selected as a solutions provider of choice by Arabian Aero Investment LLC, a Dubai-based company backed by a member of the Dubai Royal Family, which had announced the launch of a groundbreaking solar-powered charging platform in the UAE. The Company is to develop solutions for integrating UAVs with the UAE’s inaugural end-to-end electric mobility platform that combines solar charging points with last-mile delivery, ushering in a new era of sustainable delivery systems. This initiative signifies the start of an ambitious plan to decarbonize the UAE’s transportation landscape over the next three years.

On January 25, 2024, the Company announced enrollment of the Commander 3XL platform in the Green UAS program, a new program administered by the Association for Uncrewed Vehicle Systems. In this initiative, coupled with the associated Trusted Cyber program, Draganfly aims to achieve certification for the Commander 3XL platform, ensuring it meets the most stringent cybersecurity and supply chain standards specified in the National Defense Authorization Act (“NDAA”). The Company’s engagement in the Green UAS program is geared towards fast-tracking the endorsement of the Commander 3XL platform among commercial entities and state and federal government agencies, including the Departments of Defense and Homeland Security.

On January 30, 2024, the Company announced that it was selected by MMS Products, Inc. to develop a drone-based tactical multi-drop payload system. This drone payload system is designed explicitly for tactical multi-drop and ISR operations. The highlight of this development is the integration with MMS Products’ Mjolnir, a highly configurable delivery device renowned for its versatility and effectiveness in various operational scenarios. The tactical multi-drop system boasts universal mount capabilities that can be easily adapted or attached to a wide range of drone models, and will be optimized for use with the Company’s Commander 3XL. This optimization with the Commander 3XL drone will enhance the performance and efficiency of both technologies, resulting in a robust turnkey tactical solution.

On February 7, 2024, the Company announced that its Commander 3 XL Drone was voted Best Enterprise Drone, Best Search and Rescue Drone and Best Delivery Drone at The Droning Company’s Annual Droning Awards.

On February 13, 2024, the Company announced that it was selected by the Ulkatcho Group of Companies to provide and expand UAV solutions and capabilities within the Ulkatcho First Nation’s Traditional Territory which will include, but are not limited to Commercial UAV services for Mapping & Survey, Resource & Wildlife Management, Training, Emergency Response & Wildfire Monitoring. The Ulkatcho First Nation is one of Canada’s largest landowners, encompassing a vast expanse from the west coast to the interior of British Columbia, rich in natural resources.

Pursuant to the Company’s prospectus supplement dated February 21, 2024, the Company completed an underwritten public offering in the United States, with Maxim acting as sole book running manager, and issued 13,400,000 units on February 26, 2024 for gross proceeds of approximately US$3.6 million (the “February 2024 Public Offering”), comprising the following:

(i)	11,200,000 units at a price of US$0.27 per unit, with each unit consisting of one Common Share and one Common Share purchase warrant (the “February 2024 Warrant”). Each February 2024 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.36, subject to adjustment, until February 26, 2029; and

(ii)	2,200,000 pre-funded units at a price of US$0.2699 per unit, with each unit consisting of one pre-funded Common Share purchase warrant (the “February 2024 Pre-Funded Warrant”) and one February 2024 Warrant. Each February 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.0001, subject to adjustment, until the February 2024 Pre-Funded Warrants are exercised in full. The February 2024 Pre-Funded Warrants were exercised in full prior to the Company’s 2024 financial year end.

In connection with the February 2024 Public Offering, the Company issued 670,000 underwriter’s warrants (the “February 2024 Underwriter’s Warrants”), with each February 2024 Underwriter’s Warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.3375, subject to adjustment, until February 26, 2027.

On March 13, 2024, the Company announced that Knightscope, Inc. had selected Draganfly to jointly develop an autonomous security solution that combines Draganfly drones with Knightscope Autonomous Security Robots, emergency communications devices & Knightscope Security Operations Center user interface & remote monitoring platform.

As previously disclosed, on September 22, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) by failing to maintain a minimum bid price for the Common Shares of at least $1.00 per share for 30 consecutive business days. The Company was allowed an initial 180-day grace period, or until March 20, 2024, (the “Bid Price Compliance Period”), to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule the closing bid price of the Common Shares needed to be at least $1.00 per share for a minimum of ten consecutive business days during the Bid Price Compliance Period.

On March 21, 2024, the Company received notification that it had failed to regain compliance with the Bid Price Rule and is not eligible for a second 180 day compliance period because of its failure to comply with the $5 million minimum stockholders’ equity initial listing requirement for the period ended September 30, 2023. The Company timely requested a hearing before the Nasdaq Panel. The hearing request automatically stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Panel following the hearing. In April 2024, the Company received notification that it failed to comply with the minimum stockholders’ equity requirement which served as an additional and separate basis for delisting. Following the May 21st hearing, the Nasdaq Panel granted an additional extension period with regard to the Bid Price Rule that would expire on September 17, 2024. In addition, at the hearing, the Company presented a plan to regain compliance with the minimum stockholders’ equity requirement which plan the Company implemented on August 7, 2024 via amendments to warrants issued in October 2023 and in May 2024. On October 1, 2024, Nasdaq informed the Company that it had regained compliance with the Bid Price Requirement (via the 25:1 share consolidation) and the minimum stockholders’ equity requirement. The letter from Nasdaq further informed the Company that it is subject to a Mandatory Panel Monitor for a period of one year from October 1, 2024.

If, within that one-year monitoring period, the Company is again out of compliance with the minimum stockholders’ equity requirement, the Company will not be afforded the opportunity to present a plan of compliance to Nasdaq with respect to that deficiency nor additional time to cure that deficiency. Instead, Nasdaq will issue a Delist Determination Letter and the Company will have the opportunity to request a hearing before a Nasdaq Panel to respond to such letter.

On April 22, 2024, the Company announced a collaboration with communication experts Doodle Labs, and control systems specialists UXV Technologies. This collaborative effort is set to redefine operational capabilities for law enforcement, first responders, and military specialists. The collaboration combines the Company’s Commander 3XL UAV, Doodle Labs’ Helix Mesh Rider®Radio, and UXV Technologies Soldier Robotic Controller ground control station, together offering a secure, robust, and ruggedized solution for demanding missions.

On April 24, 2024, the Company announced a memorandum of understanding with Squamish Search and Rescue (“SSAR”), pursuant to which Draganfly will serve as SSAR’s UAV solutions partner. SSAR and Draganfly will explore integrated continuous testing of equipment and operation procedures to meet the ever-demanding specialized SSAR operations. This work will enhance the Commander 3XL’s utility in various search and rescue training scenarios, further expanding its operational capabilities.

On April 25, 2024, the Company announced a strategic collaboration with ParaZero Technologies Ltd., a pioneer in drone safety systems aimed at enhancing the safety and efficacy of UAVs in medical and emergency response operations.

Pursuant to the Company’s prospectus supplement dated April 29, 2024, the Company completed an underwritten public offering in the United States, with Maxim acting as sole placement agent, and issued 13,513,514 units on May 1, 2024 for gross proceeds of approximately US$3.5 million (the “May 2024 Public Offering”), comprising the following:

(i)	7,063,514 units at a price of US$0.259 per unit, with each unit comprising of one Common Share and one Common Share purchase warrant (the “May 2024 Warrants”). Each May 2024 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.3540 (Canadian equivalent of US$0.259), subject to adjustment, until May 1, 2029; and

(ii)	6,450,000 pre-funded units at a price of $0.2589 per unit, with each unit consisting of one pre-funded Common Share purchase warrant (the “May 2024 Pre-Funded Warrants”) and one May 2024 Warrant. Each May 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.00014 (the Canadian dollar equivalent of US$0.0001), subject to adjustment, until the May 2024 Pre-Funded Warrants were exercised in full prior to the Company’s 2024 financial year end. The May 2024 Pre-Funded Warrants were exercised in full prior to the Company’s 2024 financial year end.

In connection with the May 2024 Public Offering, the Company issued 675,676 placement agent’s warrants (the “May 2024 Agent’s Warrants”), with each May 2024 Agent’s Warrants entitling the holder thereof to purchase one Common Shares at $0.4425 (the Canadian dollar equivalent of US$0.3236), subject to adjustment, until May 1, 2027.

On May 7, 2024, the Company announced the launch of its newest product, the FlexForce Modular FPV UAV System, available exclusively to Government & Military buyers following a FPV UAV Demonstration and Training. The NDAA-Compliant FlexForce FPV System features a set of quick-exchange assemblies, available in four-, seven- and ten-inch configurations.

On June 13, 2024, the Company announced that it was selected by First Atlantic Nickel Corp. to utilize its proprietary survey technologies and services to help explore for what could be the first awaruite and district scale nickel project in Atlantic Canada.

Andrew Hill Card and John M. Mitnick did not run for re-election as directors of the Company at the annual general meeting of the shareholders held on July 18, 2024.

On July 19, 2024, the Company announced results of its annual general meeting of shareholders held on July 18, 2024. In addition, the Company also announced the appointment of Kim G.C. Moody to the Board. Scott Larson was appointed the Interim Chair of the Company.

On July 25, 2024, the Company announced the appointment of Thomas B. Modly and Tim Dunnigan to the Board.

On August 6, 2024, the Company announced the delivery of its newest Advanced First Responder assets to SSAR, inclusive of the Commander 3XL drone and modular payloads. In addition, the Company also announced that to enable each of the October 2023 Warrants and May 2024 Warrants to be treated as shareholders’ equity, and not a derivative liability on the Company’s balance sheet, holder of these warrants and the Company entered into an amendment agreements to amend certain provisions related to determining the value of underlying Common Shares on completion of fundamental transactions in exchange for the exercise price of each of the October 2023 Warrants and May 2024 Warrants being reduced by:

(i)	warrant amendment agreement dated May 1, 2024 entered between the Company and holder of the October 2023 Warrants, certain amendments to the terms of the October 2023 Warrants were amended including revising the exercise price to $0.3583, being US$0.259, removing the cashless exercise procedure, and changing the currency of the originally issued October 2023 Warrants to Canadian dollars; and

(ii)	warrant amendment agreement dated August 7, 2024 entered between the Company and holder of the October 2023 Warrants and May 2024 Warrants, the exercise price of the October 2023 Warrants was reduced to $0.2277 (Canadian equivalent of US$0.1646) and the exercise price of the May 2024 Warrants was reduced to $0.2250 (Canadian equivalent of US$0.1646).

On August 12, 2024, the Company announced a strategic partnership with The Institute for Drone Technology, a leading drone solution provider for the Australian government and enterprise sectors. This agreement appoints The Institute for Drone Technology as a value-added distributor of the Company’s cutting-edge drone technology in Australia.

Pursuant to the Company’s prospectus supplement dated August 19, 2024, the Company completed an underwritten public offering in the United States, with Maxim acting as sole placement agent, and issued 16,666,666 units for gross proceeds of approximately US$2 million (the “August 2024 Public Offering”), comprising the following:

(i)	8,666,666 units at a price of US$0.12 per unit, with each unit consisting of one Common Share and one Common Share purchase warrant (the “August 2024 Warrant”). Each August 2024 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.2048 (the Canadian dollar equivalent of US$0.15), subject to adjustment, until August 21, 2029; and

(ii)	8,000,000 units at a price of US$0.12 per unit minus $0.00014 (the Canadian dollar equivalent of US$0.0001), with each unit consisting of one pre-funded Common Share purchase warrant (the “August 2024 Pre-Funded Warrant”) and one August 2024 Warrant. Each August 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.00014 (the Canadian dollar equivalent of US$0.0001), subject to adjustment, until the August 2024 Pre-Funded Warrants are exercised in full. The August 2024 Pre-Funded Warrants were fully exercised in full prior to the Company’s 2024 financial year end.

In connection with the August 2024 Public Offering, the Company issued 833,333 placement agent’s warrants (the “August 2024 Agent’s Warrants”), with each August 2024 Agent’s Warrant entitling the holder thereof to purchase one Common Share at $0.2048 (the Canadian dollar equivalent of US$0.15), subject to adjustment, until August 21, 2027.

On September 5, 2024, the Company completed a consolidation of its issued and outstanding Common Shares on the basis of one post-consolidated Common Share for every 25 pre-consolidated Common shares (the “Consolidation”) which was given effect on September 5, 2024~~.~~

On September 10, 2024, the Company announced launch of its newest product, the APEX Drone, designed specifically to meet the demanding needs of military and law enforcement surveillance operations.

On September 17, 2024, the Company along with Nightingale Security, a leader in robotic aerial security, were selected by a major oil and gas company to develop a fully automated UAS solution for infrastructure monitoring. This project marks a significant step in leveraging advanced UAS remote sensing technology to enhance operational efficiency and safety in the oil and gas sector.

On September 24, 2024, the Company announced receipt of a purchase order from TB2 Aerospace (“TB2”) for Commander 3XL Drones to be deployed with TB2 Drone Recharging Operational Payload System Pods (“DROPS”) within the U.S. Department of Defense for various mission types. This order represents the beginning of the deployment and scaling of the DROPs system in conjunction with the Draganfly line of drones.

On October 8, 2024, the Company announced Olen Aasen’s stepping down from the Board. In addition, Kim G.C. Moody was appointed as the new Audit Chair, Tim Dunnigan joined the Audit Committee, and Andrew Hill Card joined the advisory board of the Company.

Pursuant to the Company’s prospectus supplement dated November 18, 2024, the Company completed an underwritten public offering in the United States, with Maxim acting as sole placement agent, and issued 1,600,000 units for gross proceeds of approximately US$3.76 million (the “November 2024 Public Offering”), comprising the following:

(i)	400,000 units at a price of US$2.35 per unit on the post-Consolidation basis, with each unit consisting of one Common Share and one Common Share purchase warrant (the “November 2024 Warrant”). Each November 2024 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $3.3086 (the Canadian dollar equivalent of US$2.35), subject to adjustment, until November 19, 2029; and

(ii)	1,200,000 units at a price of US$2.3499 per unit on the post-Consolidation basis, with each unit consisting of one pre-funded Common Share warrant (the “November 2024 Pre-Funded Warrant”) and one November 2024 Warrant. Each August 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.00014 (the Canadian dollar equivalent of US$0.0001), subject to adjustment, until the November 2024 Pre-Funded Warrants are exercised in full. The August 2024 Pre-Funded Warrants were fully exercised in full prior to the Company’s 2024 financial year end.

In connection with the November 2024 Public Offering, the Company issued 80,000 placement agent’s warrants on the post-Consolidation basis (the “November 2024 Agent’s Warrants”), with each November 2024 Agent’s Warrant entitling the holder thereof to purchase one Common Share at $4.1357 (the Canadian dollar equivalent of US$2.9375), subject to adjustment, until November 19, 2027.

To enable each of the October 2023 Warrants, May 2024 Warrants and August 2024 Warrants to be treated as shareholders’ equity, and not a derivative liability on the Company’s balance sheet, the holders of these warrants and the Company entered into amendment agreements to amend certain provisions related to determining the value of underlying Common Shares on completion of fundamental transactions in exchange for the exercise price of each of the October 2023 Warrants, May 2024 Warrants and August 2024 Warrants in such number on a post-Consolidation basis being reduced to $3.3086 (Canadian equivalent to US$2.35) on a post-Consolidation basis.

On December 18, 2024, the Company announced the successful completion of initial flights as part of a proof-of-concept, research-and-development drone delivery project for Mass General Brigham Home Hospital.

January 1, 2025 to the Effective Date

On January 16, 2025, the Company announced a strategic collaboration with Volatus Aerospace Inc. (“Volatus”), a global provider of aerial solutions. This collaboration will address the growing demand for precision data acquisition in energy markets by integrating Volatus’ advanced Bathymetric sensor technology with the Company’s Heavy Lift Drone. Under the terms of the agreement, Volatus Aerospace will operate as an OEM approved dealer of the Company’s robust portfolio of multi-use UAV platforms, including the Heavy Lift Drone, Commander 3XL, and Apex Drones. These NDAA compliant drones will enrich Volatus’ current offerings, enabling more selection for its clients.

On January 23, 2025, the Company announced that it secured a Federal Aviation Administration waiver enabling its small unmanned aircraft to conduct operations over human beings and moving vehicles. This waiver marks a significant milestone for the Company and highlights its commitment to advancing the capabilities of UAV operations in complex urban environments. These regulatory exemptions reinforce the Company’s position as an innovator in the UAV space and showcase its readiness to meet the evolving needs of its defense, government, and commercial partners.

On February 5, 2025, the Company confirmed through recent sales activities its positioning and preparedness to support the enhancement of border security amid evolving global trade and security uncertainties and shifting geopolitical dynamics.

On March 3, 2025, the Company announced an expansion of the strategic collaboration with Volatus, to address rapidly growing global demand for the automation and digitization of geospatial data collection and analysis solutions for Utility Infrastructure. This teaming agreement builds on the prior collaboration agreement, harnessing Volatus’ operational and regulatory capabilities, advanced sensor technology and Draganfly’s advanced product, engineering, and integration capabilities. This expanded collaboration will engage high-profile global power and infrastructure providers to enhance efficiency and safety in power utility solutions.

On March 10, 2025, the Company announced the establishment of its new U.S. location in Tampa, Florida. Strategically positioned near key military and government clients, this expansion includes a demonstration and live fire testing facility, reinforcing Draganfly’s commitment to delivering cutting-edge drone solutions to its U.S. customers.

On March 20, 2025, the Company announced the appointment of Christopher Miller to the Board.

Significant Acquisitions During 2024

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

Period	High (C$)	Low (C$)	Volume
2024
January*	0.690	0.465	612,188
February*	0.640	0.185	4,550,499
March*	0.290	0.200	1,871,072
April*	0.425	0.260	2,400,602
May*	0.480	0.270	1,356,569
June*	0.390	0.275	469,942
July*	0.325	0.220	505,402
August*	0.300	0.135	2,621,665
September	4.000	2.240	130,231
October	5.340	3.220	75,705
November	6.450	2.970	129,539
December	7.800	4.360	253,114
2025
January	6.740	4.110	166,676
February	5.480	3.400	77,338
March 1 – 26	4,770	2,680	61,908

* The information reflects prices and volumes on the pre-Consolidation basis.

The following table sets forth the price range (high and low prices) in United States dollars of the Common Shares and volume traded on the Nasdaq, on a post-Consolidation basis, for the periods indicated (as reported by the Nasdaq).

Period	High ($)	Low ($)	Volume
2024
January*	0.50	0.34	4,562,100
February*	0.47	0.13	36,962,400
March*	0.20	0.15	23,200,000
April*	0.31	0.20	25,079,900
May*	0.37	0.20	28,903,600
June*	0.28	0.21	9,226,800
July*	0.24	0.16	16,180,800
August	2.40	2.74	10,813,137
September	2.83	1.55	3,833,931
October	3.99	2.305	2,029,737
November	4.63	2.05	7,556,033
December	5.57	3.10	12,134,210
2025
January	4.69	2.68	4,936,794
February	3.84	2.30	1,821,396
March 1 - 26	3.32	1.84	1,945,642

* The information reflects prices and volumes on the pre-Consolidation basis.

Prior Sales

The following tables summarize the issuances of unlisted securities for the year ended December 31, 2024 and issuances subsequent to December 31, 2024 and as of the date of this report. Unless otherwise specified, the numbers and prices contained in the table below are presented on the pre-Consolidation basis.

Warrants

Date of Issuance	Number of Warrants Issued		Exercise Price
February 26, 2024	13,400,000	(1)	US$	0.36
February 26, 2024	2,200,000	(1)	US$	0.0001
February 26, 2024	670,000	(1)	US$	0.3375
May 1, 2024	13,513,514	(2)(4)	C$	0.354	(4)
			(US$	0.259	)(4)
May 1, 2024	6,450,000	(2)	C$	0.00014
			(US$	0.0001)
May 1, 2024	675,676	(2)	C$	0.4425
			(US$	0.3236)
August 21, 2024	16,666,666	(3)(6)	C$	0.2048	(6)
			(US$	0.15	)(6)
August 21, 2024	8,000,000	(3)	C$	0.00014
			(US$	0.0001)
August 21, 2024	833,333	(3)	C$	0.2048
			(US$	0.15)

November 19, 2024	1,600,000	(5)	C$	3.3086	(5)
			(US$	2.35	)(5)
November 19, 2024	1,200,000	(5)	C$	0.00014	(5)
			(US$	0.0001	)(5)
November 19, 2024	80,000	(5)	C$	4.1357	(5)
			(US$	2.9375	)(5)

Notes:

(1)	Representing 13,400,000 February 2024 Warrants, 2,200,000 February 2024 Pre-Funded Warrants and 670,000 February 2024 Underwriter’s Warrants issued pursuant to the February 2024 Public Offering on a pre-Consolidation basis. The exercise prices corresponding to these warrants are also presented on a pre-Consolidation basis.

(2)	Representing 13,513,514 May 2024 Warrants, 6,450,000 May 2024 Pre-Funded Warrants and 675,676 May 2024 Agent’s Warrants issued pursuant to the May 2024 Public Offering on a pre-Consolidation basis. The exercise prices corresponding to these warrants are also presented on a pre-Consolidation basis.
(3)	Representing 16,666,666 August 2024 Warrants, 8,000,000 August 2024 Pre-Funded Warrants and 833,333 August 2024 Agent’s Warrants issued pursuant to the August 2024 Public Offering on a pre-Consolidation basis. The exercise prices corresponding to these warrants are also presented on a pre-Consolidation basis.
(4)	The Company and the holder of these May 2024 Warrants entered into an amendment agreement on November 19, 2024, whereby the exercise price of each warrant in such number converted on the post-Consolidation basis was reduced to $3.3086 (or US$2.35) per share on a post-Consolidation basis. As a result, each of the 540,541 May 2024 Warrants (calculated on a post-Consolidation basis based on the original number of 13,513,514 May 2024 Warrants) have now a reduced price of $3.3086.
(5)	Representing 1,600,000 November 2024 Warrants, 1,200,000 November 2024 Pre-Funded Warrants and 80,000 November 2024 Agent’s Warrants issued pursuant to the November 2024 Public Offering on a post-Consolidation basis. The exercise prices corresponding to these warrants are also presented on a post-Consolidation basis.
(6)	The Company and the holder of these August 2024 Warrants entered into an amendment agreement on November 19, 2024, whereby the exercise price of each warrant in such number converted on the post-Consolidation basis was reduced to $3.3086 (or US$2.35) per share on a post-Consolidation basis. As a result, each of the 666,667 August 2024 Warrants (calculated on a post-Consolidation basis based on the original number of 16,666,666 August 2024 Warrants) have now a reduced price of $3.3086.

Stock Options

No stock options were granted during the Company’s financial year ended 2024.

Restricted Share Units

During the Company’s financial year ended December 31, 2024, the Company awarded restricted share units (“RSUs”) pursuant to its share compensation plan exercisable for an aggregate of 4,630,443 Common Shares on a pre-Consolidation basis or approximately 185,218 Common Shares on a post-Consolidation basis.

Date of Award	Number of RSUs Awarded	Award Date Fair Value
May 20, 2024	4,658,320	C$	0.36

The award date is not a trade day. The fair value indicated above represents the closing price of the Common Share on May 17, 2024, the last trade day before the award.

Escrowed Securities

The following table summarizes the Company’s securities that remain in escrow or subject to restrictions on transfer as of the date hereof:

Designation of Class	Number of securities held in escrow or that are subject to contractual restriction on transfer		Percentage of Class
November 2024 Agent’s Warrants	80,000	(1)	100%

Notes:

(1)	The November 2024 Agent’s Warrants were issued and are subject to a contractual restriction on exercising such that these warrants may only be exercised after May 19, 2025, and may not be transferred, other than pursuant to exceptions under FINRA Rule 5110(e)(2) for a period of 180 days from the commencement of sales made under the November 2024 Public Offering.

Dividends

The Company has not declared or paid a dividend. Other than the requirements of the BCBCA, there are no restrictions on the Company that would prevent it from paying a dividend. However, as of March 27, 2025, the Board intends to retain any future earnings (when available) for reinvestment in the Company’s business, and therefore, it has no current intention to declare or pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends on the Common Shares will be at the sole discretion of the Board of Directors after considering a variety of factors and conditions existing from time to time including its earnings, financial condition and other relevant factors.

Legal Proceedings and Regulatory Actions

Draganfly is not, and has not been at any time within the most recently completed financial year, a party to any legal proceedings, nor is or was Draganfly’s property the subject of any legal proceedings, known or contemplated, that involves a claim for damages exclusive of interest and costs that met or exceeded 10% of the Company’s current assets.

Further, there have not been any (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2024, (b) any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2024.

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

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca and on our website at www.draganfly.com. We do not incorporate the contents of our website or of www.sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

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

Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the period ended December 31, 2024, which are also available on SEDAR+.

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

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quad-copters, fixed wing aircrafts, ground based robots, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. In addition, Draganfly has a health/telehealth platform that is a set of technologies that remotely detects a number of biometrics such as heart rate, oxygen saturation and blood pressure. The Company is also offering sanitary spraying services to indoor and outdoor public gathering spaces such as sport stadiums and fields to provide additional protection against the spread of contagions, such as COVID-19.

The Company generates revenues across the following categories

	Revenues
	Fiscal year ended December 31,
Category of Activity	2024	2023	2022
Product Sales	$5,426,313	$5,287,093	$5,550,432
Provision of Services	$1,196,803	$1,267,749	$2,054,627

The Company did not derive significant revenue from any customers that exceed 10% of total revenues for the year ended December 31, 2024, or December 31, 2023.

Draganfly Products

Manufactured Solutions

The Company is among the longest-running manufacturers of multirotor drones in the world. Draganfly’s drones include the following:

●	Draganfly Commander 3XL - The Commander 3 XL Drone is a modular platform capable of carrying payloads of more than 20 pounds making it the ideal choice for industry leaders across a variety of major markets including public safety and agriculture. The Commander 3 XL Drone’s fuselage consists of a simple rectangular tube. Each component of the drone has been specifically designed to ensure the airframe can pack down into a transportable case.

●	Draganfly Heavy Lift Drone - The Draganfly Heavy Lift Drone is a versatile, multi-rotor UAV, designed to enhance deliveries and flight times. Compatible with a variety of interchangeable payloads, this heavy-duty drone can carry more and fly longer. The DHL Drone can be configured to carry up to 67 pounds.

●	Draganflyer Commander2 – The Draganflyer Commander2 is a multi-mission, high-endurance, electric sUAS that combines the signature design elements of our past Draganflyer systems with the most advanced features to date. The Commander2 can be used for numerous applications across many industries including agriculture, public safety, and aerial 3D modeling. Paired with powerful MAVLink-based flight planning software, the Draganflyer Commander2 supports both fully- and semi-automated missions, as well as manual flight operations with a pilot in the loop for a high level of system control to handle any operational task.

●	Draganfly Medical Response – The Draganfly Medical Response Drone is an integrated solution that features a Draganfy Drone combined with a cold-chain logistics enclosure. This solution is able to provide first responders with visual oversight of a scene and ensures the timely delivery of temperature-sensitive medical supplies including blood, vaccines and test samples to dangerous or hard-to-reach areas.

●	Draganfly Long Range LiDAR - Draganfly’s Long Range LiDAR (DLR- LiDAR) system provides accurate distance measurements and improved resolution over conventional photogrammetry methods. The cutting-edge sensor technology can be mounted on UAV, airplanes, and helicopters for those professionals requiring precision imagery.

●	Tango2 – a high endurance, dual battery, sUAS capable of carrying a wide array of payload systems. The aircraft utilizes the Draganfly intelligent power management system to extend flight time while increasing safety. This sUAS is ideal for agricultural monitoring and research, mapping, surveying, environmental monitoring, and search and rescue.

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

Operations

Canadian Operations

Draganfly Innovation Inc.’s products are manufactured at its machine shop within its leased head office based in Saskatoon, Saskatchewan, Canada. Draganfly Innovations Inc. operates the fully operational leased facility located at 235 103rd St E, Saskatoon, SK, S7N 1Y8, Canada. This facility is to be used only for the purposes of Draganfly Innovations Inc. operating its business of design, development, production, distribution, sale and/or licensing of drones or robots, or such other use as permitted by the landlord from time to time.

Dronelogics Systems Inc.’s products and services are provided through its leased space located at Unit 319, 2999 Underhill Avenue, Burnaby, British Columbia.

United States Operations

The Company, through its wholly-owned subsidiary, Draganfly Innovations USA Inc., has a storage facility in Hoschton, Georgia that currently stores some inventory for operations in the United States.

The Company has derived its revenues across the following primary geographic market segments for the last three fiscal years:

	Revenues
	Fiscal year ended December 31,
Region	2024	2023	2022
Canada	$6,585,402	$6,162,672	$6,919,038
United States	$37,714	$392,170	$686,021

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

As at the Effective Date, the Company has the following patents and patents pending in the application stage in its portfolio and intends to continue to expand and grow its intellectual property portfolio:

Title	Country	Application No.	Issue Date	Patent No.	Status
Multi Rotor UAV With Compact Folding Rotor Arms	Canada	2,917,434	4/23/2019	2,917,434	Issued
Vehicle with Aerial and Ground Mobility	Canada	2,787,279	10/22/2013	2,787,279	Issued
Vertical Takeoff and Landing Unmanned Aircraft System	Canada	2,935,793	1/15/2021	2,935,793	Issued
Wheel with Folding Segments	Canada	2,787,075	10/29/2013	2,787,075	Issued
Action Camera System for Unmanned Aerial Vehicle	United States	15/707,752	1/22/2019	10,187,580	Issued
Action Camera System for Unmanned Aerial Vehicle	United States	14/533,995	9/19/2017	9,769,387	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	14/642,370	7/18/2017	9,710,709	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	15/651,672	2/13/2018	9,892,322	Issued
Cascade Recognition for Personal Tracking via Unmanned Aerial Vehicle (UAV)	United States	15/894,292	10/8/2019	10,438,062	Issued
Dual Rotor Helicopter with Tilted Rotational Axes	United States	12/458,608	11/8/2011	8,052,081	Issued
Helicopter with Folding Rotor Arms	United States	13/200,825	10/23/2012	8,292,215	Issued
Multi Rotor UAV With Compact Folding Rotor Arms	United States	14/994,080	7/31/2018	10,035,581	Issued
Pixel Based Image Tracking System For Unmanned Aerial Vehicle (UAV) Action Camera System	United States	15/256,193	10/10/2017	9,785,147	Issued
Pixel Based Image Tracking System for Unmanned Aerial Vehicle (UAV) Action Camera System	United States	14/825,956	9/13/2016	9,442,485	Issued
Real Time Noise Reduction System for Dynamic Motor Frequencies Aboard an Unmanned Aerial Vehicle (UAV)	United States	14/642,496	11/8/2016	9,489,937	Issued
System and Method for Adaptive Y Axis Power Usage and Non Linear Battery Usage for Unmanned Aerial Vehicle Equipped with Action Camera System	United States	14/825,914	12/6/2016	9,511,878	Issued
Tandem Wing Aircraft System with Shrouded Propeller	United States	15/584,815	8/13/2019	10,377,488	Issued
Vehicle with Aerial and Ground Mobility	United States	14/641,468	3/21/2017	9,598,171	Issued
Vehicle with Aerial and Ground Mobility	United States	13/846,074	3/31/2015	8,991,740	Issued
Vertical Take Off And Landing (VTOL) Aircraft Having Variable Center Of Gravity	United States	15/706,158	10/20/2020	10,807,707	Issued
Vertical Takeoff and Landing Unmanned Aircraft System	United States	15/164,718	8/28/2018	10,059,442	Issued
Visually Intelligent Camera Device with Peripheral Control Outputs	United States	14/939,369	8/6/2019	10,375,359	Issued
Wheel with Folding Segments	United States	13/739,419	6/17/2014	8,753,155	Issued

The Company also has the following registered trademarks and pending applications:

Description	Name/Title	Official No.	Governmental Entity
Trademark Application	DRAGANFLY	TMA1,242,120	CIPO
Registered Trademark	DRAGANFLYER EXPLORE	TMA1,025,742	CIPO
Registered Trademark	DRAGANFLYER APEX	TMA1,025,624	CIPO
Registered Trademark	DRAGANFLYER COMMANDER	TMA1,008,809	CIPO
Registered Trademark	DRAGANFUEL	TMA997,118	CIPO
Registered Trademark	DRAGANFLY INNOVATIONS	TMA908,564	CIPO
Registered Trademark	DRAGANFLYER	TMA906,939	CIPO
Registered Trademark	DRAGANFLY & DESIGN	TMA905,935	CIPO
Registered Trademark	DRAGANFLY	TMA1,071,582	CIPO
Registered Trademark	DRAGANFLY	TMA1,069,670	CIPO
Registered Trademark	DRAGANFLYER GUARDIAN	TMA904,883	CIPO
Registered Trademark	DRAGANVIEW	TMA886,217	CIPO
Registered Trademark	DRAGANFLYER APEX	6248237	USPTO
Registered Trademark	DRAGANFLY	6373176	USPTO
Registered Trademark	DRAGANFLYER COMMANDER	5760146	USPTO
Registered Trademark	DRAGANFUEL	5563360	USPTO
Registered Trademark	DRAGANFLY INNOVATIONS	5130969	USPTO
Registered Trademark	DRAGANFLYER	4920316	USPTO
Registered Trademark	DRAGANFLY & Design	5130970	USPTO
Registered Trademark	DRAGANFLYER GUARDIAN	4995725	USPTO
Registered Trademark	DRAGANVIEW	4920317	USPTO
Trademark Application(1)	DRAGANFLY	88488410	USPTO

Note

(1)	The US application is suspended pending registration of the Canadian mark.

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

1 See Global Drone Market Report 2020-2025.

2 See Global Drone Market Report 2020-2025.

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

Customers

Key customers are customers looking to gain strategic advantage in particular markets via the use of drones and drone technology. These are often large organizations with a specific problem that they are currently solving in an expensive manner which usually means the use of teams of people or expensive personnel. By designing solution and providing everything from design to manufacturing to sensor development and even giving recognition on patents of IP development (not with commercial interest) to providing the services and housing the data we develop customer relationships that are very “sticky”.

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

Capital Expenditures

During the years ended December 31, 2024, 2023 and 2022, we did not undertake any material capital expenditures.

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

The Company, through its wholly-owned subsidiary, Draganfly Innovations USA Inc., has a storage space at 24 Pearl Industrial Avenue, Hoschton, Georgia where inventory is stored (approximately 300 square feet in size).

The Company, through its wholly-owned subsidiary, Draganfly Innovations USA Inc., has the right to use the Duette Training Facility and Aerial Range located at 1375 Duette Road, Duette, Florida for training events, demos, courses and extended storage.

See also “Item 4.B. Business Overview Operations – Operations”.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The management’s discussion and analysis of the Company for the year ended December 31, 2024 is included in this Annual Report in Exhibit 15.1, which is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name and Municipality of Residence	Age	Position Held and Date Appointed	Principal Occupation within the past five years
Cameron Chell Bowen Island, British Columbia, Canada	56	President (May 9, 2022) and Chief Executive Officer (August 14, 2019) and a Director (August 14, 2019)	President and Chief Executive Officer of the Company since May, 2022, Before this Cameron was Chairman and CEO of the Company; President, Chairman and co-founder of CurrencyWorks Inc. from November 2017 to December 2024; Chief Executive Officer and co-founder of Business Instincts Group Inc.from 2009 to 2021; Executive Chairman of WEconnect Health as of September 2024; from 2009 to 2021; Co-founder of BitRail, LLC from May 2019 to May 2020; co-creator and Chairman of KODAKOne from May 2017 to May 2020; Director of Health Outcomes Worldwide from June 2017 to February 2021; and Chairman of TruTrace Technologies Inc. from April 2017 to September 2020..

Scott Larson(2)(4) Burnaby, British Columbia, Canada	52	Interim Chair (July 18, 2024) and a Director (August 14, 2019)	President of the Company from July 3, 2020 to May 9, 2022; currently CEO of CO2 Lock Corp, a climate tech startup focusing on permanent CO2 storage through mineralization; currently CEO of SpaceAlpha Technologies, an Earth observation company building out space-based synthetic aperture radar; former Chief Executive Officer of Kater Technologies, a Vancouver-based mobility as a service (MaaS) company building out an integrated intermodal transportation platform incorporating public transportation, buses, taxis and ride hailing vehicles into a single service, from January 2019 to March 2020; former Chief Executive Officer of Helios Wire, a satellite company building out a space-enabled IoT/M2M network, from 2016 to 2019; and former Chief Executive Officer and founder of UrtheCast Corp. from 2010 to 2015.

Denis Silva(2)(3) Vancouver, British Columbia, Canada	45	Director (August 14, 2019)	Corporate and securities partner with the law firm DLA Piper (Canada) LLP since July 2020; and partner at the law firm Gowling WLG (Canada) LLP from 2015 to 2020.

Julie Myers Wood(1)(3)(4) McLean, Virginia, United States	55	Director (September 9, 2021)	Chief Executive Officer of Guidepost Solutions LLC since May 2014; and has held several high level positions within the U.S. government including at the Departments of Justice, Homeland Security, Treasury, and Commerce, as well as at the White House.

Kim G.C. Moody(1)(3) Calgary, Alberta, Canada	57	Director (July 18, 2024)	Chartered Accountant, Registered Trust and Estate Practitioner and a tax specialist practicing in Calgary as the CEO / Director Canadian Tax Advisory with Moodys Private Client Law LLP / Moodys Private Client LLP and Moodys Tax (a division of Moodys Private Client Law LLP); Former Chair and Former Deputy Chair of the Board, Former Treasurer, as well as Former Chair of the Technical Committee for the Society of Trust and Estate Practitioners of Canada.

Thomas B. Modly(1) Sarasota, Florida, United States	64	Director (July 25, 2024)	Independent consultant and author; former Acting Secretary of the Navy and the 33rd Under Secretary of the Navy.

Tim Dunnigan(2) Tampa, Florida, United States	57	Director (July 25, 2024)	CEO and President of MMS Products, Inc.; founder of CaptureTec, LLC, co-founder of Talon Aerolytics, Inc.

Christopher Miller Virginia, United States	59	Director (March 19, 2025)

Executive at DZYNE Technologies, a private autonomous flight company, since 2022. Former consultant (2021-2022); former acting U.S. Secretary of Defense (2020-2021); former Director of the National Counterterrorism Center (2020); former Assistant Secretary of Defense for Special Operations and Low-Intensity Conflict (2020).

Paul Sun Oakville, Ontario, Canada	53	Chief Financial Officer (August 14, 2019)	Chief Financial Officer of the Company since August 2019; Chief Financial Officer of Former Draganfly since July 2015; and Managing Director, Institutional Equity Sales at Beacon Securities Limited from January 2013 to December 2014.

Paul Mullen Burnaby, British Columbia, Canada	42	Chief Operating Officer (March 1, 2022)

Chief Operating Officer of the company since March 1, 2022; Vice President since April 13, 2021. Vice President (2019-2021) Monark Ventures. Various Roles including Manager Sales, Technical Service Delivery & Operations at Shaw Cablesystems G.P. from 2001-2018.

Deborah Greenberg Hampstead, Quebec, Canada	58	Chief Legal and Corporate Services Officer and Corporate Secretary (July 4, 2022)	Chief Legal Officer of the Company since July 4, 2022; Chief Legal and Corporate Services Officer of the Company since December 1, 2022; Chief Legal Officer (2017-2019) and Chief Information Officer (2019-2021) at Canada Mortgage and Housing Corporation; Various roles including General Counsel at Aimia from 2007-2017.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the ATM Committee.

The directors listed above will hold office until the next annual meeting of the Company or until their successors are elected or appointed. There are no family relationships among our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our directors or executive officers was selected.

As at March 27, 2025, the directors and senior officers of Draganfly, as a group, beneficially own or control, directly or indirectly, 37,221 Common Shares on a post-Consolidation basis or 0.686% of the issued and outstanding Common Shares.

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

To the knowledge of management, no director, executive officer or shareholder holding a sufficient number of securities of Draganfly to materially affect the control of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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

6.B.	Compensation

Summary Compensation Table

For the year ended December 31, 2024 our directors and executive officers received compensation for services, as follows:

						Non-Equity Incentive Plan Compensation (C$)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)(2)		Option- Based Awards ($)(3)(4)	Annual Incentive Plans(5)	Long- Term Incentive Plans	Pension Value ($)	All Other Compen- sation ($)(6)		Total Compen- sation ($)
Cameron Chell(8) Chairman, CEO and Director	2024	$437,750	$259,001		Nil	$53,125	Nil	Nil	Nil		$749,876
Paul Sun CFO	2024	$273.006	$162,713		Nil	$46,725	Nil	Nil	Nil		$484,448
Scott Larson(9) Interim Chair and Director	2024	$116,266	$53,915		Nil	Nil	Nil	Nil	$93,369	(7)	$263,550
Denis Silva Director	2024	Nil	$53,915		Nil	Nil	Nil	Nil	$74,560	(7)	$128,475
Julie Myers Wood Director	2024	Nil	$53,915		Nil	Nil	Nil	Nil	$76,738	(7)	$130,653
Kim Moody Director	2024	Nil	Nil		Nil	Nil	Nil	Nil	$37,512		$37,512
Tim Dunnigan Director	2024	Nil	Nil		Nil	Nil	Nil	Nil	$31,748		$31,748
Thomas B. Modly Director	2024	Nil	Nil		Nil	Nil	Nil	Nil	$31,748		$31,748
Christopher Miller Director	2024	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
Paul Mullen COO	2024	$255,625	$152,353		Nil	$43,750	Nil	Nil	Nil		$453,603
Deborah Greenberg Chief Legal and Corporate Services Officer	2024	$306,750	$182,824		Nil	$63,750	Nil	Nil	Nil		$553,324
Olen Aasen Former Director	2024	Nil	$53,915		Nil	Nil	Nil	Nil	$66,499	(7)	$120,414
Andrew Hill Card, Jr Former Director	2024	Nil	$53,915		Nil	Nil	Nil	Nil	$38,976	(7)	$92,891
John M. Mitnick Former Director	2024	Nil	$53,915	(10)	Nil	Nil	Nil	Nil	$59,963	(7)	$113,878

Notes:

(1)	”Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	Based on the number of restricted share units (“RSUs”) granted multiplied by the market price of the underlying Common Shares on the grant date. This methodology was chosen in order to be consistent with industry.

(3)	”Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. See also “Item 6.E. Share Ownership”.
(4)	This does not represent cash paid to the individual. This figure is based on the grant date fair value of such stock options of the Company (“Options”). The grant date fair value was determined in accordance with IFRS. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(5)	Represents annual cash bonus awards that are declared and paid annually. The Company does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination by the Compensation Committee and the Board. As of March 27, 2025, the annual cash bonus awards for the executive officers of the Company for the year ended December 31, 2024 have not been determined or approved by the Board.
(6)	This amount represents the aggregate amount of perquisites paid to the individual.
(7)	This amount represents director’s fees paid to such director.
(8)	Mr. Chell did not receive any additional compensation for serving as director of the Company. Mr. Chell did receive consulting fees in connection with his role as an Officer of the Company, included above in the Salary amount. Mr. Chell did receive consulting fees for services provided to the Company.
(9)	Mr. Larson did receive consulting fees for services provided to the Company, included above in the Salary amount.
(10)	The share-based awards granted to Mr. Mitnick were cancelled after Mr. Mitnick’s stepped down from the Board on July 18, 2024.

6.C.	Board Practices

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

The Company’s consulting agreement, (the “Larson Consulting Agreement”) with Scott Larson, for his services to the Company as a consultant, and not as a director, which supersedes and replaces all previous agreements between Mr. Larson and the Company, requires the Company pay (a) an hourly fee of $350, plus applicable taxes, and (b) as determined by the Company, an annual success fee, for corporate development, operational and financial related services. The Larson Consulting Agreement may be terminated by Mr. Larson upon giving the Company sixty (60) days advance notice in writing, or by the Company by giving Mr. Larson four (4) months advance notice in writing or pay in lieu thereof.

The Company’s employment agreement, as amended, (the “Sun Agreement”) with Paul Sun requires the Company pay (a) an annual base salary of C$275,010 and (b) as determined by the Company’s Compensation Committee, an annual bonus of up to the base salary, for the provision of executive services as Chief Financial Officer to the Company. If the Sun Agreement is terminated by the Company without just cause, Mr. Sun will be entitled to remuneration in the amount equal the base salary and Mr. Sun’s last bonus earned divided by 12 and multiplied by six. Mr. Sun is also entitled to receive a lump sum payment equal to 18 months of his base salary and average bonus upon a change of control of the Company.

The Company’s employment agreement, as amended, (the “Mullen Agreement”) with Paul Mullen requires the Company to pay (a) an annual base salary of C$257,500 and (b) as determined by the Company’s Compensation Committee, an annual bonus, for the provision of executive services as Chief Operating Officer to the Company. If the Company terminates the Mullen Agreement without cause, Mr. Mullen is entitled to severance equaling to the his annual salary earned to the date of cessation of employment, all earned but unpaid bonus payment, any outstanding vacation and reimbursement of final expenses, and an additional lump sum payment equaling to three (3) months salary. If Mr. Mullen is terminated without cause within twelve (12) months of a change of control, then Mr. Mullen is entitled to a lump sum payment equal to twelve (12) months of his annual salary and average performance bonus.

The Company’s employment agreement, as amended, (the “Greenberg Agreement”) with Deborah Greenberg requires the Company to pay (a) an annual base salary of C$309,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus, for the provision of executive services as Chief Legal and Corporate Services Officer to the Company. If the Greenberg Agreement is terminated by the Company without just cause, Ms. Greenberg will be entitled to remuneration in the amount equal the base salary and Ms. Greenberg’s last bonus payable on a pro-rata basis. Mrs. Greenberg is also entitled to receive a lump sum payment equal to 18 months of her base salary and the greater of her targeted annual performance bonus multiplied by a factor of 1.5 or the average performance bonus paid to her over the two year period to the change of control of the Company.

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

Audit Committee Composition

The following are the members of the Audit Committee:

Kim Moody(1)	Independent(2)	Financially Literate(2)
Thomas B. Modly	Independent(2)	Financially Literate(2)
Julie Myers Wood	Independent(2)	Financially Literate(2)

Notes:
(1)	Chairman of the Audit Committee.
(2)	As defined by NI 52-110.

Relevant Education and Experience

All members of the Audit Committee have been either directly involved in the preparation of the financial statements, filing of quarterly and annual financial statements, dealing with auditors, or as a member of the Audit Committee. All members have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements.

Kim Moody

Kim Moody is a Chartered Accountant, Registered Trust and Estate Practitioner and a tax specialist practicing in Calgary as the CEO / Director Canadian Tax Advisory with Moodys Private Client Law LLP / Moodys Private Client LLP and Moodys Tax (a division of Moodys Private Client Law LLP). Mr. Moody is also recently branched out through his professional corporation to put more energy into some of his “passion projects” involving public speaking, coaching, leadership studies, taxation policy and economics / public policy. Mr. Moody obtained his Bachelor of Management degree from The University of Lethbridge in 1992 and his CA designation from The Institute of Chartered Accountants of Alberta in 1994. Mr. Moody Kim is a past Chair and past Deputy Chair of the Board, past Treasurer, as well as past Chair of the Technical Committee for the Society of Trust and Estate Practitioners of Canada.

Thomas B. Modly

Thomas Modly, who served as the Acting Secretary of the Navy and the 33rd Under Secretary of the Navy, brings unparalleled expertise in leadership and business operations within the Department of the Navy, along with decades of prior business, government, and strategy experience. Throughout his tenure in government, Mr. Modly focused on increasing the agility and accountability of the Department of Defense, with a particular emphasis on advanced education and the installation of a culture of continuous learning across Navy and Marine Corps forces.

Julie Myers Wood

Julie Myers Wood has more than 25 years of experience in the public and private sector working on regulatory and enforcement issues from many perspectives, including as federal prosecutor, defense counsel, government investigator and compliance consultant. Ms. Wood is currently the Chief Executive Officer at Guidepost Solutions, a leading investigations, compliance, monitoring, and security firm with offices throughout the United States, as well as England, Mexico, Colombia, and Singapore.

During her government service, Ms. Wood was appointed by President Bush to serve as Assistant Secretary of Homeland Security for Immigration and Customs Enforcement (ICE). Additionally, she worked for the Office of Independent Counsel under Kenneth Starr and was appointed Assistant Secretary for Export Enforcement at the Department of Commerce. Ms. Wood began her legal career at the law firm of Mayer, Brown & Platt in Chicago, Illinois. She is a graduate of Baylor University and Cornell Law School.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended December 31, 2024, has the Company relied on any exemption from NI 52-110, including Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption granted under Part 8 of NI 52-110.

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

The Compensation Committee consists of Julie Myers Wood (Chair), Kim Moody and Denis Silva, all of whom were affirmatively determined by the Board to be independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Company’s peer group.

6.D.	Employees

As at December 31, 2024, the Company had fifty four employees (fifty employees located in Canada and four employees located in the U.S.) where fifty one are full-time and three are part-time employees. There is one full time and one part-time consultant whose services were, and continue to be, used on a regular basis for day-to-day operations.

6.E.	Share Ownership

The following table sets out the number of Common Shares, Options and RSUs owned or over which control or direction is exercised by each our directors and executive officers and, where known after reasonable enquiry, by their respective associates or affiliates as at March 27, 2025. Unless otherwise indicated, the numbers contained in the table below are post-Consolidation numbers.

Name and position	Number and Percentage of Common Shares(1)	Type of compensation security	Number of compensation securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiry Date(2)
Cameron Chell Chairman, CEO and Director	8,830 (0.1627%)	Options	2,000	October 30, 2019	62.50	October 30, 2029
		RSUs	3,387	May 29, 2023	N/A	March 20, 2025
		RSUs	28,824	May 20, 2024	N/A	May 20, 2027
Scott Larson President and Director	3,125 (0.0576%)	Options	2,000	October 30, 2019	62.50	October 30, 2029
		Options	4,000	July 3, 2020	80	July 3, 2025
		RSUs	587	May 29, 2023	N/A	March 20, 2025
		RSUs	6,000	May 20, 2024	N/A	May 20, 2027
Denis Silva Director	730 (0.0134%)	Options	666	October 30, 2019	62.50	October 30, 2029
		RSUs	587	May 29, 2023	N/A	March 20, 2025
		RSUs	6,000	May 20, 2024	N/A	May 20, 2027
Julie Myers Wood Director	4,609 (0.0849%)	Options	1,200	April 30, 2020	96.25	April 30, 2030
		Options	1,034	September 9, 2021	121	September 9, 2026
		RSUs	587	May 29, 2023	N/A	March 20, 2025
		RSUs	6,000	May 20, 2024	N/A	May 20, 2027
Kim G.C. Moody Director	Nil	Options	Nil	N/A	N/A	N/A
		RSUs	Nil	N/A	N/A	N/A
Thomas B. Modly Director	Nil	Options	Nil	N/A	N/A	N/A
		RSUs	Nil	N/A	N/A	N/A
Tim Dunnigan Director	Nil	Options	1,200	November 9, 2023	15.65	November 9, 2033
		RSUs	Nil	N/A	N/A	N/A
Christopher Miller Director	Nil	Options	Nil	N/A	N/A	N/A
		RSUs	Nil	N/A	N/A	N/A
Paul Sun CFO	10,549 (0.1944%)	Options	1,333	October 30, 2019	62.50	October 30, 2029
		RSUs	1,707	May 29, 2023	N/A	March 20, 2025
		RSUs	18,108	May 20, 2024	N/A	May 20, 2027
Paul Mullen Chief Operating Officer	4,024 (0.0741%)	Options	400	April 27, 2021	253.75	April 31, 2031
		RSUs	1,600	May 29, 2023	N/A	March 20, 2025
		RSUs	16,955	May 20, 2024	N/A	May 20, 2027
Deborah Greenberg Chief Legal and Corporate Services Officer and Corporate Secretary	5,354 (0.0986%)	Options	Nil	N/A	N/A	N/A
		RSUs	1,920	May 29, 2023	N/A	March 20, 2025
		RSUs	20,346	May 20, 2024	N/A	May 20, 2027

Notes:

(1)	Percentages based on 5,427,795 Common Shares issued and outstanding as of March 27, 2025. The numbers of Common Shares in this column are derived from Canada’s System for Electronic Disclosure by Insiders (“SEDI”).
(2)	In connection with the RSUs, the expiry dates represent the last vesting dates.

Share Compensation Plan

The Board has previously adopted the Share Compensation Plan that provides for the granting of Options and RSUs on such terms and conditions as prescribed by the Share Compensation Plan. The Share Compensation Plan is a “rolling” plan, pursuant to which the maximum number of Common Shares issuable under the Share Compensation Plan and any other share compensation arrangement of the Company including the RSUs that may be awarded under the Share Compensation Plan, is 15% of the Common Shares then issued and outstanding. The Share Compensation Plan was adopted effective August 19, 2019 and amended effective April 14, 2021.

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

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Company cannot exceed 15% of the Common Shares then outstanding; and

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

Restricted Share Units

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five (5) consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

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

Options

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

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

To the knowledge of the Board and executive officers of the Company, other than as disclosed below, as at March 27, 2025 no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding shares of the Company. No holder of Common Shares has different voting rights from any other holders of Common Shares.

Armistice Capital, LLC and Steven Boyd (collectively “Armistice”) reported on a Schedule 13-G, filed with the SEC on February 14, 2024, that they were the beneficial owner of 4,938,978 Common Shares (on a pre-Consolidation basis). Post-Consolidation of the Common Shares, Armistice beneficially holds 480,794 shares, representing 8.86% of the Company’s common shares.

7.B.	Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group, a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management at fees set out in the Agreement. For the year ended December 31, 2024, the company incurred fees of $273,475 (December 31, 2023 - $429,766) which are included in professional fees. As at December 31, 2024, the Company was indebted to this company in the amount of $Nil (December 31, 2023 - $3,780).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company and all fees are set in the Consultant Agreement. For the year ended December 31, 2024, the Company incurred fees of $487,688 (December 31, 2023 - $592,500) included in professional fees. As at December 31, 2024, the Company was indebted to this company in the amount of $55,781 (December 31, 2023 - $35,417).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the year ended December 31, 2024, the Company incurred fees of $116,266 (December 31, 2023 - $215,019) included in professional fees. As at December 31, 2024, the Company was indebted to this company in the amount of $18,000 (December 31, 2023 - $9,287).

Trade payables and accrued liabilities

As at December 31, 2024, the Company had $185,032 (December 31, 2023 - $190,664) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the years ended December 31, 2024, 2023, and 2022 included:

For the year ended December 31	2024 ($)	2023 ($)	2022 ($)
Director fees	504,619	600,933	522,349
Management fees paid to a company controlled by CEO and director	487,688	592,500	566,487
Management fees paid to a company controlled by a director	116,266	-	-
Management fees paid to a company that the CEO holds an economic interest in	273,475	429,766	442,485
Management fees paid to a company controlled by a director	Nil	215,019	383,288
Salaries	998,951	979,154	843,917
Share-based payments	701,820	1,109,232	2,106,906
Totals	3,082,819	3,926,604	4,865,432

7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

The audited consolidated financial statements for the years ended December 31, 2024 and 2023 can be found under “Item 18. Financial Statements”.

8.B.	Significant Changes

We are not aware of any significant change that has occurred since December 31, 2024, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

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

The Company was incorporated under the laws of the Province of British Columbia, Canada, and was assigned the number BC1166724. The Company is governed by the BCBCA.

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

Our authorized share capital consists of an unlimited number of Common Shares of which 5,427,795 were issued and outstanding as of March 27, 2025 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of March 27, 2025.

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

Based on the current and expected composition of our income and the value of our assets, we believe that we were not a PFIC United States federal income tax purposes for the for the taxable year ended December 31, 2024 and we expect that we will not be a PFIC for the current taxable year. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from an offering of Common Shares, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of Common Shares. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

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

This summary is based on the current provisions of the Tax Act, the regulations promulgated thereunder (the “Regulations”), the current provisions of the Tax Treaty (each as in force as of the date of this Annual Report) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

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

Credit risk on trade and other receivables reflects the risk that the Company may be unable to recover them. Trade and other receivables that are greater than 30 days are considered past due. The table below sets out the status of trade and other receivables, allowance for doubtful accounts of $140,011 has been recorded as at December 31, 2024 and $216,238 December 31, 2023.

	December 31, 2024	December 31, 2023
0 – 30 days	$346,979	$271,622
31 – 60 days	150,575	109,928
61 – 90 days	32,002	64,259
91 + days	197,153	203,803
	$726,709	$649,612

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Audit Committee, which consists exclusively of independent directors within the meaning of NI 52-110 and the Nasdaq listing requirements, is comprised of Kim Moody, Julie Myers and Thomas B. Modly. Kim Moody is the Chair of the Audit Committee. The Board of Directors has determined that Kim Moody, Julie Myers and Thomas B. Modly each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and NI 52-110. The Board has determined that Kim Moody is “financially literate” within the meaning of NI 52-110 and the Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

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

The following table sets forth information regarding the amount billed and accrued to the Company by Dale Matheson Carr-Hilton Labonte LLP, for the fiscal years ended December 31, 2024 and 2023:

	Year Ended December 31,
Services	2024	2023
Audit Fees(1)	$235,000	$235,000
Audit-Related Fees(2)	$114,000	$83,000
Tax Fees(3)	$15,000	$12,600
Other Fees(4)	$-	$-

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

PART III

Item 17:	Financial Statements

Refer to Item 18. Financial Statements.

Item 18:	Financial Statements

Financial Statements Filed as Part of this Annual Report:

Item 19.	Exhibits

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Certificate of Incorporation dated June 1, 2018 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
1.2	Articles dated June 1, 2018 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
1.3	Certificate of Change of Name dated August 15, 2019 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
1.4	Notice of Articles dated June 1, 2018 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
2.1	Specimen Option Agreement of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.2	Specimen Restricted Share Unit Agreement of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.3	Specimen Warrant Certificate of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.4	Specimen Warrant Certificate of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
2.5	Specimen Warrant Certificate of the Company (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.1	Business Services Agreement between the Company and Business Instincts Group Inc. dated August 1, 2019 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.2#	Share Compensation Plan dated August 9, 2019, as amended April 14, 2021 (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (Registration Number 333-259459) filed with the SEC on September 10, 2021)
4.3#	Consultant Agreement with 1502372 Alberta Ltd., dated October 1, 2019 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.4#	Independent Consultant Agreement Amending Agreement with 1502372 Alberta Ltd. dated April 1, 2022 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.5#	Independent Consulting Agreement with Scott Larson dated April 1, 2022 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.6#	Employment Agreement with Paul Sun dated November, 2020 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.7#	Amending Agreement with Paul Sun, dated September 3, 2021 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
4.8#	Employment Agreement Amending Agreement with Paul Sun dated April 1, 2022 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.9#	Employment Agreement Amendment with Paul Sun dated April 21, 2023 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.10#	Employment Agreement with Paul Mullen dated April 12, 2021 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.11#	Employment Agreement Amending Agreement with Paul Mullen dated April 1, 2022 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.12#	Employment Agreement Amendment with Paul Mullen dated April 1, 2023 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.13#	Employment Agreement with Deborah Greenberg dated June 3, 2022 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.14#	Employment Agreement Amendment with Deborah Greenberg dated April 1, 2023 (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
4.15*	Common Share Purchase Warrant Issued August 21, 2024
4.16*	Pre-Funded Common Share Purchase Warrant Issued August 21, 2024
4.17*	Common Share Purchase Warrant Issued November 19, 2024

4.18*	Pre-Funded Common Share Purchase Warrant Issued November 19, 2024
8.1*	Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024
15.2	Audit Committee Charter (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on April 4, 2022)
15.3*	Consent of independent registered public accounting firm (Dale Matheson Carr-Hilton Labonte LLP)
97	Compensation Clawback Policy (incorporated herein by reference to the Company’s Annual Report on Form 20-F (File No. 001-40688) filed with the SEC on March 27, 2024)
101*	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2024 and 2023;
(ii) Consolidated Statements of Operations for the years ended December 31, 2024 and 2023;
(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024 and 2023;
(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2024 and 2023;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023; and
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

Date: March 27, 2025

Draganfly Inc.

Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Draganfly Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Draganfly Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2018

Vancouver, Canada (PCAOB ID 1173)

March 27, 2025

Draganfly Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

		December 31,	December 31,
As at	Notes	2024	2023

ASSETS
Current Assets
Cash and cash equivalents		$6,252,409	$3,093,612
Receivables	4	573,390	649,612
Inventory	5	1,532,263	1,596,536
Prepaids and deposits	6	724,513	1,342,215
		9,082,575	6,681,975

Non-current Assets
Equipment	8	529,542	680,801
Intangible assets	9	45,141	56,426
Investments	7	14,286	189,403
Receivable	4	156,200	-
Right of use assets	10	372,344	721,687
TOTAL ASSETS		$10,200,088	$8,330,292

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	12,19	$2,399,187	$2,638,981
Customer deposits		466,295	104,715
Deferred income	13	18,542	12,112
Loans payable	14	-	85,058
Derivative liability	15	2,198,121	4,196,125
Lease liabilities	11	154,147	362,001
		5,236,292	7,398,992

Non-current Liabilities
Deferred income	13	68,139	95,562
Lease liabilities	11	273,874	428,022
TOTAL LIABILITIES		5,578,305	7,922,576

SHAREHOLDERS’ EQUITY
Share capital	15	110,742,984	97,070,976
Reserves – share-based payments	15	7,698,304	6,870,139
Reserves - Warrants	15	3,776,428	-
Accumulated deficit		(117,465,829)	(103,588,356)
Accumulated other comprehensive income (loss)		(130,104)	54,957
TOTAL SHAREHOLDERS’ EQUITY		4,621,783	407,716
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$10,200,088	$8,330,292

Nature and Continuance of Operations and Going Concern (Note 1)

Approved and authorized for issuance by the Board of Directors on March 27, 2025.

“Scott Larson”	“Cameron Chell”

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Comprehensive Loss

Expressed in Canadian Dollars

		For the years ended December 31,
	Notes	2024	2023	2022
REVENUE
Sales of goods	16	$5,368,476	$5,287,093	$5,550,432
Provision of services	16	1,192,579	1,267,749	2,054,627
TOTAL REVENUE		6,561,055	6,554,842	7,605,059

COST OF SALES	5	(5,162,851)	(4,490,728)	(6,814,384)

GROSS PROFIT		1,398,204	2,064,114	790,675

OPERATING EXPENSES
Amortization	9	11,285	35,960	179,482
Depreciation	8,10	565,806	510,677	593,277
Director fees	19	504,620	600,933	522,349
Insurance		1,111,052	1,825,137	3,722,237
Office and miscellaneous	17	1,853,578	6,303,879	5,397,961
Professional fees	19	3,016,594	4,145,586	6,821,583
Research and development		927,412	1,554,823	651,302
Share-based payments	15,19	1,182,618	2,021,664	3,311,024
Travel		231,432	704,994	396,388
Wages and salaries	19	6,733,303	6,976,792	6,105,020
		(16,137,700)	(24,680,445)	(27,700,623)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	15	1,842,618	211,110	5,502,688
Finance and other costs		107,225	83,280	44,345
Foreign exchange gain		268,537	(249,563)	745,102
Gain (loss) on disposal of assets		11,432	(944)	(10,755)
Gain (loss) on write-off of notes receivable		40,020	(101,351)	(309,385)
Government income		-	5,232	2,446
Write down of deposit		-	-	(228,572)
Loss on impairment of goodwill and intangibles		-	-	(6,454,914)
Other income (expense)	18	(1,407,809)	(943,243)	(35,371)
NET LOSS FOR THE YEAR		(13,877,473)	(23,611,810)	(27,654,364)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(9,944)	(94,861)	447,542
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	7	(175,117)	(3,180)	(98,483)
COMPREHENSIVE LOSS FOR THE YEAR		(14,062,534)	(23,709,851)	(27,305,305)

Net loss per share
Basic & diluted		$(4.40)	$(14.58)	$(20.34)
Weighted average number of common shares outstanding - basic & diluted		3,156,891	1,619,343	1,342,279

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Reserves - Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2021	1,326,938	$81,038,365	$6,406,117	$-	$(52,322,182)	$(332,640)	$136,579	$34,926,239
Shares issued for the exercise of stock options	500	51,875	(25,000)	-	-	-	-	26,875
Shares issued for the exercise of warrants	662	87,170	-	-	-	-	-	87,170
Shares issued for the exercise of RSUs	43,104	2,427,801	(2,427,801)	-	-	-	-	-
Shares issue costs	-	(5,122)	-	-	-	-	-	(5,122)
Share-based payments	-	-	3,311,024	-	-	-	-	3,311,024
Net loss	-	-	-	-	(27,654,364)	-	-	(27,654,364)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(98,483)	-	(98,483)
Translation of foreign operations	-	-	-	-	-	-	447,542	447,542
Balance at December 31, 2022	1,371,204	$83,600,089	$7,264,340	$-	$(79,976,546)	$(431,123)	$584,121	$11,040,881
Shares issued for financing – ATM (“At-the-market”)	26,030	1,748,946	-	-	-	-	-	1,748,946
Share issue costs	-	(222,136)	-	-	-	-	-	(222,136)
Shares issued for financing	512,000	11,376,230	-	-	-	-	-	11,376,230
Share issue costs	-	(2,072,886)	224,868	-	-	-	-	(1,848,018)
Shares issued for the exercise of RSUs	60,332	2,640,733	(2,640,733)	-	-	-	-	-
Share-based payments	-	-	2,021,664					2,021,664
Net loss	-	-	-	-	(23,611,810)	-	-	(23,611,810)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(3,180)	-	(3,180)
Translation of foreign operations	-	-	-	-	-	-	(94,861)	(94,861)
Balance at December 31, 2023	1,969,566	$97,070,976	$6,870,139	$-	$(103,588,356)	$(434,303)	$489,260	$407,716
Shares issued for financing	1,477,208	10,384,145	-	-	-	-	-	10,384,145
Share issue costs	-	(1,632,871)	509,454	-	-	-	-	(1,123,417)
Shares issued for the exercise of warrants	1,991,668	4,056,827	-	-	-	-	-	4,056,827
Shares returned to treasury	(36,000)	-	-	-	-	-	-	-
Shares issued for the exercise of RSUs	25,353	863,907	(863,907)	-	-	-	-	-
Warrants – equity treatment	-	-	-	3,776,428				3,776,428
Share-based payments	-	-	1,182,618	-	-	-	-	1,182,618
Net loss	-	-	-	-	(13,877,473)	-	-	(13,877,473)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(175,117)	-	(175,117)
Translation of foreign operations	-	-	-	-	-	-	(9,944)	(9,944)
Balance as of December 31, 2024	5,427,795	$110,742,984	$7,698,304	$3,776,428	$(117,465,829)	$(609,420)	$479,316	$4,621,783

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Statement of Cash Flows

Expressed in Canadian Dollars

	For the years ended December 31,
	2024	2023	2022
OPERATING ACTIVITIES
Net loss for the year	$(13,877,473)	$(23,611,810)	$(27,654,364)
Adjustments for:
Amortization	11,285	35,960	179,482
Depreciation	565,806	510,677	593,277
Bad debt	186,627	216,238	-
Change in fair value of derivative liability	(1,842,618)	(211,110)	(5,502,688)
Write down of inventory	627,106	331,671	1,976,514
(Recovery) impairment of notes receivable	(40,020)	101,351	309,385
Impairment of goodwill and intangibles	-	87,415	6,454,914
Write down of deposit	-	-	228,572
Finance and other costs	1,443,740	920,008	(34,427)
(Gain) loss on sale of assets	11,432	18,426	-
Share-based payments	1,182,618	2,021,664	3,311,024
	(11,731,497)	(19,579,510)	(20,138,311)
Net changes in non-cash working capital items:
Receivables	(266,418)	1,223,112	(681,838)
Inventory	(562,833)	(872,265)	(150,241)
Prepaids	617,702	965,509	2,958,581
Trade payables and accrued liabilities	(231,812)	(464,441)	1,661,697
Customer deposits	361,580	(90,043)	22,624
Deferred income	(20,993)	43,984	(21,543)
Cash used in operating activities	(11,834,271)	(18,773,654)	(16,349,031)

INVESTING ACTIVITIES
Purchase of equipment	(167,257)	(490,391)	(79,713)
Disposal of equipment	103,923	46,976	10,755
Purchase of intangible assets	-	-	(4,684)
Repayment (Issuance) of notes receivable	40,020	63,838	842,297
Cash provided by (used in) investing activities	(23,314)	(379,577)	768,655

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	17,751,927	17,474,107	-
Share issue costs	(2,656,180)	(2,690,278)	(5,122)
Proceeds from issuance of common shares for warrants exercised	373,415	-	87,170
Proceeds from issuance of common shares for stock options exercised	-	-	26,875
Repayment of loans	(85,058)	(6,747)	(6,746)
Repayment of lease liabilities	(357,778)	(330,159)	(150,275)
Cash provided by (used in) financing activities	15,026,326	14,446,923	(48,098)

Effects of exchange rate changes on cash	(9,944)	(94,861)	447,542
Change in cash	3,168,741	(4,706,308)	(15,628,474)
Cash and cash equivalents, beginning of year	3,093,612	7,894,781	23,075,713
Cash and cash equivalents, end of year	$6,252,409	$3,093,612	$7,894,781

The following are included in cash flow from operating activities:
Interest paid in cash	$67,856	$57,041	$51,338
Share issue costs in accounts payable	25,695	293,661	-

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

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

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $117,465,829. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors raise substantial doubt over the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

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

These consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2025.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (“DII”)	Canada	100%
Draganfly Innovations USA, Inc. (“DI USA”)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Adoption of new policy

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units for equity treatment warrants, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the common shares. If the proceeds from the offering are less than or equal to the estimated fair market value of common shares issued, no value is assigned to the warrants. Warrants that are issued as payment to a finder or other transaction costs are accounted for as share-based payments.

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

For the Year Ended December 31, 2024

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

Diluted income per share is calculated by dividing the profit attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The Company had 3,717,502 warrants, 31,204 options and 188,100 RSU’s that would be potentially dilutive if the Company were not in a loss position and were to calculate diluted income per share.

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

For the Year Ended December 31, 2024

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

For the Year Ended December 31, 2024

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

For the Year Ended December 31, 2024

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

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized at a point-in-time when control of the products has transferred. The control transfer occurs in proximity to shipping. Revenue is recognized when the transfer of control has occurred.

Revenue from these sales is recognized based on the price specified in the contract, net of the estimated discounts and returns. Accumulated experience is used to estimate and provide for the discounts and returns, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. To date, returns have not been significant. No element of financing is deemed present as the sales are made with a credit term of 30 to 60 days, which is consistent with market practice.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

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

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Class of intangible asset	Useful live
Customer relationships	5 years
Software	5 years
Patents	5 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Equipment

On January 1, 2024, there was change in estimate related to the useful lives of computer equipment and furniture and equipment with the depreciation changing from 30% declining balance to 3 year straight line for computer equipment and from 20% declining balance to 5 year straight line for furniture and equipment. The impact of this change in estimate in 2024 resulted in an increase in depreciation of $54,220. It is not practical to quantify the impact on future years, but the change in estimate will result in the assets currently on the books related to this change in estimate depreciating faster over a shorter time frame.

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

Depreciation is generally calculated on a straight-line balance method with the exception of vehicles that are on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Computer equipment	3 years – straight line
Furniture and equipment	5 years – straight line
Leasehold improvements	Expected lease term
Vehicles	30% - declining balance

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

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

Newly adopted accounting standards

On January 1, 2024 the Company adopted amendments to IAS 1, Presentation of Financial Statements, issued by IASB. The amendment is to clarify the classification of a liability as either current or non-current based on the Company’s right at the end of the reporting period. There is no material impact on the disclosures or amounts reported in the consolidated financial statements.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

2. MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

New accounting standards issued not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements, to replace IAS 1, Presentation of Financial Statements, effective January 1, 2027, with early adoption permitted. The new standard is aimed to set out overall requirements for presentation and disclosures in the financial statements. Management is reviewing the impact the standard will have on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures to address the classification and measurement of financial instruments, with an emphasis to clarify the date of recognition and derecognition of financial asset and liabilities, effective January 1, 2026, with early adoption permitted. Management is reviewing the impact of these amendments, but they are not expected to have a material impact on the consolidated financial statements.

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

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

3. MANAGEMENT JUDGEMENT AND ASSUMPTIONS (CONT’D)

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

Significant judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments applied to the Company’s consolidated financial statements include:

−	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
−	the classification of financial instruments;
−	the assessment of revenue recognition using the five-step approach under IFRS 15; and
−	the determination of the functional currency of each entity in the group.

4. RECEIVABLES

As at	December 31, 2024	December 31, 2023
Trade accounts receivable	$674,998	$610,443
Sales tax receivable	54,592	39,169
	$729,590	$649,612
Current portion	$573,390	$649,612
Long term portion	156,200	-
	$729,590	$649,612

Provision for doubtful accounts

Balance at December 31, 2022	73,257
Increase during the year	216,238
Balance at December 31, 2023	289,495
Increase during the year	140,011
Balance at December 31, 2024	$429,506

During the year ended December 31, 2024 the Company recorded a provision for doubtful accounts of $140,011 (2023 - $216,238).

The long-term receivable represents a refundable deposit that the Company has asked to have returned. The agreement allows for a two-year repayment term once the request has been made. Funds were requested in April of 2024.

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

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

5. INVENTORY

	December 31, 2024	December 31, 2023
Finished goods	$954,453	$904,858
Parts	577,810	691,678
	$1,532,263	$1,596,536

During the year ended December 31, 2024, $4,529,655 (2023 - $3,738,980; 2022 – $6,048,348) of inventory was recognized in cost of sales including an allowance for obsolete and slow-moving inventory of $627,106 (2023 - $331,671; 2022 - $1,976,514).

Cost of sales consist of the following:

	December 31, 2024	December 31, 2023	December 31, 2022
Inventory	$4,529,655	$3,738,980	$6,048,348
Consulting and services	451,984	549,448	730,170
Other	181,212	202,300	35,866
	$5,162,851	$4,490,728	$6,814,384

6. PREPAIDS AND DEPOSITS

	December 31, 2024	December 31, 2023
Insurance	$370,609	$838,445
Prepaid other	112,439	142,124
Deposits	241,465	361,646
	$724,513	$1,342,215

7. INVESTMENTS

Balance at December 31, 2022	192,583
Change in fair value	(3,180)
Balance at December 31, 2023	189,403
Change in fair value	(175,117)
Balance at December 31, 2024	$14,286

Fair value of investments is comprised of:

Public company shares	$14,286
Private company shares	-
Balance at December 31, 2024	$14,286

Public company shares	$57,143
Private company shares	132,260
Balance at December 31, 2023	$189,403

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

7. INVESTMENTS (CONT’D)

The Company holds 1,428,571 common shares (2023 – 1,428,571) and nil (2023 – 1,428,571) warrants of Windfall Geotek Inc. a publicly traded company. At December 31, 2024 the fair value of the shares was based on the quoted price of $0.01 (2023 - $0.04). As of the issue date of these consolidated financial statements the quoted price of the shares was $0.015. The warrants expired on March 17, 2023. The fair values of the warrants as of December 31, 2022 were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

December 31, 2022
Risk free interest rate	4.07%
Expected volatility	116.00%
Expected life	0.21 years
Expected dividend yield	0%

	Patents	Customer Relationships	Software	Total
Cost
Balance at December 31, 2022	$41,931	$197,000	$123,683	$362,614
Impairment	-	(87,415)	-	(87,415)
Balance at December 31, 2023	$41,931	$109,585	$123,683	$275,199
Impairment	-	-	-	-
Balance at December 31, 2024	$41,931	$109,585	$123,683	$275,199

Accumulated amortization
Balance at December 31, 2022	$41,931	$87,731	$53,151	$182,813
Charge for the year	-	21,854	14,106	35,960
Balance at December 31, 2023	$41,931	$109,585	$67,257	$218,773
Charge for the year	-	-	11,285	11,285
Balance at December 31, 2024	$41,931	$109,585	$78,542	$230,058
Net book value:
December 31, 2023	$-	$-	$56,426	$56,426
December 31, 2024	$-	$-	$45,141	$45,141

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000. In determining the fair value of the investment (classified at level 3 in the fair value hierarchy), the Company considers if observable market data exists on a quarterly basis to value the investment. In September 2024 the state of Pennsylvania filed a law suit against this private company for non-performance at a value that would bring into question any future value of the investment. The Company determined the fair value of the investment was $nil at December 31, 2024.

8. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at December 31, 2022	$95,662	$834,453	$-	$-	$36,033	$966,148
Additions	58,611	320,943	86,530	-	24,310	490,394
Disposals	(21,000)	(115,204)	-	-	-	(136,204)
Balance at December 31, 2023	$133,273	$1,040,192	$86,530	$-	$60,343	$1,320,338
Additions	6,876	137,562	2,359	-	-	146,797
Disposals	(9,821)	(180,338)	-	-	-	(190,159)
Balance at December 31, 2024	$130,328	$997,416	$88,889	$-	$60,343	$1,276,976

Accumulated depreciation
Balance at December 31, 2022	$41,998	$502,790	$-	$-	$16,669	$561,457
Charge for the year	22,762	112,361	6,790	-	12,497	154,410
Disposals	(6,582)	(69,748)	-	-	-	(76,330)
Balance at December 31, 2023	$58,178	$545,403	$6,790	$-	$29,166	$639,537
Charge for the year	37,881	143,885	17,845	-	9,354	208,965
Disposals	(3,383)	(97,685)		-	-	(101,068)
Balance at December 31, 2024	$92,676	$591,603	$24,635	$-	$38,520	$747,434

Net book value:
December 31, 2023	$75,095	$494,789	$79,740	$-	$31,177	$680,801
December 31, 2024	$37,652	$405,813	$64,254	$-	$21,823	$529,542

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

9. INTANGIBLE ASSETS

10. RIGHT OF USE ASSETS

Total
Cost
Balance at 2022	$683,117
Additions	740,355
Balance at December 31, 2023	$1,423,472
Foreign exchange	31,567
Balance at December 31, 2024	$1,455,039

Accumulated depreciation
Balance at December 31, 2022	$338,371
Charge for the year	363,086
Foreign exchange	328
Balance at December 31, 2023	$701,785
Charge for the year	356,841
Foreign exchange	24,069
Balance at December 31, 2024	$1,082,695

Net book value:
December 31, 2023	$721,687
December 31, 2024	$372,344

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

10. RIGHT OF USE ASSETS (CONT’D)

The consolidated statement of financial position shows the following amounts related to leases:

	December 31, 2024	December 31, 2023
Buildings	$372,344	$721,687

Additions to the right of the assets during the 2024 financial year were $nil (2023 - $740,355).

11. LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 11.7% to 13.3%.

Total
Balance at December 31, 2022	$378,643
Additions	734,903
Interest expense	96,423
Lease payments	(423,410)
Foreign exchange	3,464
Balance at December 31, 2023	$790,023
Interest expense	65,378
Lease payments	(423,157)
Foreign exchange	(4,223)
Balance at December 31, 2024	$428,021

Which consists of:

	December 31, 2024	December 31, 2023
Current lease liability	$154,147	$362,001
Non-current lease liability	273,874	428,022
Ending balance	$428,021	$790,023

Maturity analysis	December 31, 2024	December 31, 2023
Less than one year	$190,856	$429,948
One to three years	282,419	355,879
Four to five years	71,836	141,519
Total undiscounted lease liabilities	545,111	927,346
Amount representing interest	(117,090)	(137,323)
	$428,021	$790,023

Variable lease payments of $77,626 (2023 - $43,542) have been recognized in profit and loss.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

12. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Trade accounts payable	$609,869	$1,259,623
Accrued liabilities	1,789,318	1,345,649
Government grant payable	-	33,709
	$2,399,187	$2,638,981

13. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as the services are rendered.

	December 31, 2024	December 31, 2023
Deferred, revenue beginning	$107,674	$63,690
Revenue recognized	(21,852)	(64,816)
Unearned revenues received	1,744	108,800
Foreign exchange	(885)	-
	$86,681	$107,674
Current portion	$18,542	$12,112
Long term portion	68,139	95,562
	$86,681	$107,674

Deferred revenue of $18,542 as of December 31, 2024 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangement and will be recognized according to the terms of that arrangement over the next 5 years.

14. LOANS PAYABLE

	December 31, 2024	December 31, 2023
Opening balance	$85,058	$86,571
Repayment of loans payable	(85,058)	(6,747)
Accretion expense	-	5,234
Ending balance	$-	$85,058

	Start Date	Maturity Date	Rate	Carrying Value December 31, 2024	Carrying Value December 31, 2023
CEBA	2020-05-19	2024-03-28	0%	$-	$40,000
CEBA	2021-04-23	2024-03-28	0%	-	40,000
Vehicle loan	2019-08-30	2024-09-11	6.99%	-	5,058
Total				$-	$85,058

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

14. LOANS PAYABLE (CONT’D)

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan was interest-free and 25% of the loan, up to $10,000, was forgivable if the loan was repaid on or before January 18, 2024. The repayment date was extended by the Government of Canada to March 28, 2024 and was fully repaid by the due date.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before January 18, 2024. The repayment date was extended by the Government of Canada to March 28, 2024 and was fully repaid by the due date.

The CEBA loans were unsecured, and the vehicle loan was secured by the vehicle.

15. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2024,

●	The Company issued 25,353 common shares for the vesting of restricted share units.
●	The Company issued 1,991,668 common shares for the exercise of warrants
●	On February 26, 2024, the Company issued 448,000 units consisting of one common share and one warrant and 88,000 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498 for net proceeds of $4,124,977. Of the total share issuance costs $441,166 was expensed in other income (expense). The value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue. On March 27, 2024, the exercise price of the warrants was amended to US$0.1761 from the original exercise price of USD $0.36 due to a one time exercise price reset Post share consolidation, the new exercise price is US$4.4025.
●	36,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. The shares had a carrying value of $nil on cancellation.
●	On April 29, 2024, the Company issued 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one prefunded warrant and one warrant in a financing for $4,882,168 with share issuance costs of $779,615 for net proceeds of $4,102,553. Of the total share issuance costs $671,747 was expensed in other income (expense). The value of the issuance was allocated $396,137 to the shares, and $4,422,815 to the warrants, including $1,248,343 allocated to prefunded warrants.
●	On August 21, 2024, the Company issued 346,667 units consisting of one common share and one warrant, and 320,000 units consisting of one prefunded warrant and one warrant in a financing for $2,720,050 with share issue costs of $343,676 for net proceeds of $2,376,374. The value of the issuance was allocated $160,076 to the shares, and $2,559,974 to the warrants including $591,265 allocated to prefunded warrants.
●	On November 19, 2024 the Company issued 400,000 units consisting of one common share and one warrant and 1,200,000 units consisting of one prefunded warrant and one warrant in a financing for $5,272,234 with share issue costs of $755,387 for net proceeds of $4,516,837. The value of the issuance was allocated $329,515 to the shares and $4,942,719 to the warrants including $1,977,088 allocated to the prefunded warrants.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

15. SHARE CAPITAL (CONT’D)

During the year ended December 31, 2023,

●	The Company issued 60,332 common shares for the vesting of restricted share units.
●	The Company issued 320,000 common shares in a financing for $10,856,166 with share issuance costs of $1,953,032 for net proceeds of $8,903,134.
●	The Company issued 26,030 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.
●	The Company issued 192,000 common shares in a financing for proceeds of $4,858,995 with share issuance costs of $913,833 for net proceeds of $3,945,162. Of the total share issuance costs $793,979 were expensed in other income (expense). Value of the issuance was allocated $520,064 to the shares and $4,338,931 to derivative liability

Share consolidation

On September 5, 2024 the Company effected a 25:1 share consolidation. All share, warrant, option and RSU numbers in these financial statements are shown post consolidation, including exercise prices, unless otherwise noted.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at December 31, 2024, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	4.82	11,130	11,130
November 19, 2019	November 19, 2029	$62.50	4.87	2,000	2,000
April 30, 2020	April 30, 2030	$62.50	5.32	320	320
April 30, 2020	April 30, 2030	$96.25	5.32	4,400	4,400
July 3, 2020	July 3, 2025	$80.00	0.50	4,000	4,000
November 24, 2020	November 24, 2030	$62.50	5.89	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	6.08	1,200	1,200
March 8, 2021	March 8, 2026	$347.50	1.18	400	400
April 27, 2021	April 27, 2031	$253.75	6.31	4,640	4,640
September 9, 2021	September 9, 2026	$121.00	1.69	1,034	1,034
November 9, 2023	November 9, 2033	$15.75	8.84	1,200	800
				31,604	31,204

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

15. SHARE CAPITAL (CONT’D)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2022	35,154	$115.00
Exercised	(400)	53.75
Issued	1,200	15.65
Outstanding, December 31, 2023	35,954	$112.00
Forfeited	(4,350)	106.83
Outstanding, December 31, 2024	31,604	$112.05

No options were granted by the Company for the year ended December 31, 2024.

During the year ended December 31, 2023,

●	The Company granted 1,200 options to an advisor to the board. Each option is exercisable at $15.75 per share for 10 years.

During the year ended December 31, 2024, the Company recorded $60,803 (2023- $151,174) in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year ended December 31,	December 31, 2024	December 31, 2023
Risk free interest rate	-	4.58%
Expected volatility	-	115.1%
Expected life	-	10
Expected dividend yield	-	0%
Exercise price	$-	$15.75

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

As at December 31, 2024, the Company had the following RSUs outstanding:

Number of RSU’s
Outstanding, December 31, 2022	47,982
Vested	(60,331)
Issued	67,413
Forfeited	(10,519)
Outstanding, December 31, 2023	44,545
Vested	(25,353)
Issued	185,240
Forfeited	(16,332)
Outstanding, December 31, 2024	188,100

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

15. SHARE CAPITAL (CONT’D)

During the year ended December 31, 2024, 25,353 RSU’s fully vested according to the terms and the Company granted 185,240 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months to 3 years from the grant date. In addition, 16,326 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2023, 60,331 RSU’s fully vested according to the terms and the Company granted 72,839 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months from the grant date. In addition, 10,519 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2024, the Company recorded share-based payment expense of $1,121,815 (2023: $1,866,490) for RSU’s, based on the fair values of RSU’s granted which are calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the year ended December 31, 2024 and the year ended December 31, 2023, the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As part of these same issuances, shares with warrants attached were issued. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also in USD so are also accounted for as a liability. In addition, the Company also issued pre-funded warrants with an exercise price in Canadian dollars (“Pre-funded Warrants”). These are also treated as a liability as the agreement contains clauses that do not meet the fixed for fixed test. As a financial liability, the portion of the Pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also accounted for as a liability as these also contain clauses that do not meet the fixed for fixed test.

On August 7, 2024, the exercise price of the April 29, 2024 warrants were amended to CAD $0.2250 or CAD $5.625 on a post share consolidation basis. The exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925. For the October 2023 issuance and the April 2024 issuance, the warrant agreements were further amended as of August 7, 2024 to remove the cashless exercise feature and any anti-dilution clauses that would lead to variability in settlement so they now meet the requirement for equity classification. The warrants were fair valued on August 7, 2024 and transferred to equity.

On November 19, 2024 the exercise prices of the April 2024 warrants and the October 2023 warrants were amended to CAD$3.3086 from CAD$5.625 and CAD$5.6925 respectively.

The warrants issued as part of the August 2024 issuance and the November 2024 issuance were issued with a CAD exercise price, no cashless exercise feature and no anti-dilution clauses that would lead to variability in settlement.

To determine the a fair value of the warrants, a Black Scholes calculation is used, calculated in USD for those with a USD exercise price and in CAD for those with a Canadian exercise price. The Black Scholes value per warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period for those denominated in USD.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

15. SHARE CAPITAL (CONT’D)

	February Issuance		April Issuance		August Issuance	November Issuance
	Warrants	Broker	Warrants	Broker	Broker	Broker
Volatility	119.23%	107.8%	119.80%	108.67%	118.87%	115.27%
Risk free rate	4.33%	4.48%	4.65%	4.62%	3.74%	4.24%
Expected life	5 years	3 years	5 years	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%	0%	0%	0%

Warrant Derivative Liability

Balance at December 31, 2022	$-
Warrants issued	3,985,015
Change in fair value of warrants outstanding	211,110
Balance at December 31, 2023	$4,196,125
Warrants issued	7,282,325
Exercised	(3,661,283)
Change in fair value of warrants outstanding	(1,842,618)
Reclassify to equity	(3,776,428)
Balance at December 31, 2024	$2,198,121

Details of liability warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at December 31, 2024	Fair Value at December 31, 2024	Number of Warrants Outstanding at December 31, 2023	Fair Value at December 31, 2023
Derivative Liability
February 26, 2024 (1)	US$	4.4025	474,332	$2,198,121	-	$-
October 30, 2023 (2)	CAD$	5.6925	-	-	256,000	3,180,543
October 30, 2023 (3)	US$	0.003	-	-	64,000	1,015,582
			474,332	$2,198,121	320,000	$4,196,125

1)	The warrants expire February 26, 2029.
2)	The warrant terms were amended and warrants were reclassified to equity August 7,2024
3)	The warrants have no expiry date. They were exercised January 5, 2024.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

15. SHARE CAPITAL (CONT’D)

Warrants

	Exercise Price		Number of Warrants Outstanding at December 31, 2024	Number of Warrants Outstanding at December 31, 2023
October 30, 2023 (1)	CAD$	3.3086	256,000	-
April 29, 2024 (2)	CAD$	3.3086	540,541	-
August 21, 2024 (3)	CAD$	5.12	666,667	-
November 19, 2024 (4)	CAD$	3.3086	1,600,000	-
			3,063,208	-

1)	The warrants expire October 30, 2028. These were moved from derivative liability August 7, 2024.
2)	The warrants expire April 29, 2029. These were moved from derivative liability August 7, 2024.
3)	The warrants expire August 21, 2029.
4)	The warrants expire November 19, 2029

The fair values of the derivative warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	December 31, 2024	December 31, 2023
Risk free interest rate	4.38%	3.84%
Expected volatility	124.06%	113.78%
Expected life	4.16 years	4.8 years
Expected dividend yield	0%	0%

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2022	316,672	$147.53
Exercised	(306,480)	20.66
Issued	332,800	153.52
Outstanding, December 31, 2023	342,992	$15.75
Issued	5,376,370	3.35
Exercised	(1,991,668)	0.9596
Expired	(10,192)	125.00
Outstanding December 31, 2024	3,717,502	$5.16

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

15. SHARE CAPITAL (CONT’D)

As at December 31, 2024, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
October 30, 2023	October 30, 2026	CAD$	23.20	12,800
October 30, 2023	October 30, 2028	CAD$	3.3086	256,000
February 26, 2024	February 26, 2027	US$	8.44	26,800
February 26, 2024	February 26, 2029	US$	4.4025	474,332
April 29, 2024	April 29, 2029	CAD$	3.3086	540,541
April 29, 2024	April 29, 2024	CAD$	11.06	27,028
August 21, 2024	August 21, 2027	CAD$	5.12	33,334
August 21, 2024	August 21, 2029	CAD$	5.12	666,667
November 19, 2024	November 19, 2029	CAD$	3.3086	1,600,000
November 19, 2024	November 19, 2027	CAD$	4.1357	80,000
				3,717,502

The weighted average remaining contractual life of warrants outstanding as of December 31, 2024, was 4.50 years (December 31, 2023 – 4.63 years).

16. SEGMENTED INFORMATION

As at and for the year ended December 31, 2024 the Company operates in 2 reportable segments (as at and for the year ended December 21, 2023 – 3). The Company organizes its two segments based on its product line as well as a corporate segment. The two segments are Drones and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV) while the Corporate segment includes all costs not directly associated with the Drone segment. The Company aggregates the information for the segments by analyzing the revenue stream and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.). The Vital segment derived its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance and will no longer be an operating segment going forward. The Vital product was developed to address COVID-19 during the pandemic which has since waned and as a result, is no longer a core focus of the Company.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, chief operating officer and chief financial officer.

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

16. SEGMENTED INFORMATION (CONT’D)

December 31, 2024	Drones	Vital	Corporate	Total
Sales of goods	$5,368,476	$-	$-	$5,368,476
Provision of services	1,171,861	20,718	-	1,192,579
Total revenue	$6,540,337	$20,718	$-	$6,561,055
Segment loss	$5,975,503	$(20,718)	$4,728,628	$10,683,413
Finance and other costs	107,225	-	-	107,225
Depreciation	551,117	-	14,689	565,806
Amortization	11,285	-	-	11,285
Change in fair value of derivative liability	-	-	1,842,618	1,842,618
Loss (recovery) on write-off of notes receivable	-	-	40,020	40,020
Loss on write down of inventory	627,106	-	-	627,106
Net loss for the year	$7,272,236	$(20,718)	$6,625,955	$13,877,473

December 31, 2023	Drones	Vital	Corporate	Total
Sales of goods	$4,905,417	$381,676	$-	$5,287,093
Provision of services	1,267,749	-	-	1,267,749
Total revenue	$6,173,166	$381,676	$-	$6,554,842
Segment loss	$14,743,176	$(140,366)	$8,323,731	$22,926,541
Finance and other costs	(80,211)	-	(3,069)	(83,280)
Depreciation	499,530	-	11,147	510,677
Amortization	35,960	-	-	35,960
Change in fair value of derivative liability	-	-	(211,110)	(211,110)
Loss on write-off of notes receivable	-	-	101,351	101,351
Loss on write down of inventory	331,671	-	-	331,671
Net loss for the year	$15,530,126	$(140,366)	$8,222,050	$23,611,810

December 31, 2022	Drones	Vital	Corporate	Total
Sales of goods	$5,388,262	$162,170	$-	$5,550,432
Provision of services	2,054,627	-	-	2,054,627
Total revenue	$7,442,889	$162,170	$-	$7,605,059
Segment loss	$9,929,789	$602,580	$12,926,884	$23,459,253
Finance and other costs	(3,529)	-	(40,816)	(44,345)
Depreciation	586,185	-	7,092	593,277
Amortization	179,482	-	-	179,482
Impairment of goodwill and intangibles	2,166,563	4,288,351	-	6,454,914
Change in fair value of derivative liability	-	-	(5,502,688)	(5,502,688)
Loss on write-off of notes receivable	1,080,645	-	(771,260)	309,385
Loss on write down of inventory	251,754	1,724,760	-	1,976,514
Write down of deposit	-	228,572	-	228,572
Net loss for the year	$14,190,889	$6,844,263	$6,619,212	$27,654,364

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

16. SEGMENTED INFORMATION (CONT’D)

Geographic segmentation is as follows:	For the years ended December 31,
	2024	2023	2022
Non-current assets
Canada	$1,117,513	$1,441,701	$1,121,821
United States	-	206,616	-
	$1,117,513	$1,648,317	$1,121,821
Revenue
Canada	$6,523,341	$6,162,672	$6,919,038
United States	37,714	392,170	686,021
	$6,561,055	$6,554,842	$7,605,059

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

17. OFFICE AND MISCELLANEOUS

	For the years ended December 31,
	2024	2023	2022
Advertising, Marketing, and Investor Relations	$710,821	$4,243,432	$4,431,818
Compliance fees	286,472	193,250	152,826
Contract Work	-	772,003	441,798
Other	856,285	1,095,194	371,519
	$1,853,578	$6,303,879	$5,397,961

18. OTHER EXPENSE

	For the years ended December 31,
	2024	2023	2022
Share issue costs	$1,254,629	$793,979	$-
Write off of accounts receivable	140,011	187,942	-
Gain on settlement of debt	-	(33,004)
Other	13,169	(5,674)	35,371
	$1,407,809	$943,243	$35,371

19. RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management at fees set out in the Agreement. For the year ended December 31, 2024, the Company incurred fees of $273,475 (December 31, 2023 - $429,766) which are included in professional fees. As at December 31, 2024, the Company was indebted to this company in the amount of $nil (December 31, 2023 - $3,780).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company and all fees are set in the Consultant Agreement. For the year ended December 31, 2024, the Company incurred fees of $487,688 (December 31, 2023 - $592,500) included in professional fees. As at December 31, 2024, the Company was indebted to this company in the amount of $nil (December 31, 2023 - $35,417).

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

19. RELATED PARTY TRANSACTIONS (CONT’D)

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the year ended December 31, 2024, the Company incurred fees of $116,266 (December 31, 2023 - $215,019) included in professional fees. As at December 31, 2024, the Company was indebted to this company in the amount of $23,931 (December 31, 2023 - $9,287).

Trade receivables/payables and accrued receivables/payables:

As at December 31, 2024, the Company had $208,963 (December 31, 2023 - $190,664) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the year ended December 31, 2024 and 2023 included:

	For the years ended December 31,
	2024	2023	2022
Director fees	$504,619	$600,933	$522,349
Salaries	998,951	979,154	843,917
Share-based payments	768,228	1,109,232	2,106,906
	$2,271,798	$2,689,319	$3,473,172

Other related party transactions

	For the years ended December 31,
	2024	2023	2022
Management fees paid to a company controlled by CEO and director	$487,688	$592,500	$566,487
Management fees paid to a company that the CEO holds an economic interest in	273,475	429,766	442,485
Management fees paid to a company controlled by a director	116,266	215,019	383,288
	$877,429	$1,237,285	$1,392,260

20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

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

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

The Company’s aging of receivables was as follows:

	December 31, 2024	December 31, 2023
0 – 30 days	$346,979	$271,622
31 – 60 days	150,575	109,928
61 – 90 days	32,002	64,259
91 + days	197,153	203,803
	$726,709	$649,612

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

The following is an analysis of the contractual maturities of the Company’s financial liabilities at December 31, 2024:

	1 year	1 – 5 years	Total
Trade payables and accrued liabilities	$2,399,187	$-	$2,399,187
Customer deposits	466,295	-	466,295
Deferred income	18,542	68,139	86,681
Derivative liability	2,198,121	-	2,198,121
Lease liability	154,147	273,874	428,021
	$5,236,292	$342,013	$5,578,305

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

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

	December 31, 2024	December 31, 2023
Effect of a 10% change in USD	$429,160	$530,758

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

December 31, 2024	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$14,286	$-	$-	$14,286
Derivative liability	-	-	(2,198,121)	(2,198,121)
Total	$14,286	$-	$(2,198,121)	$(2,183,835)

December 31, 2023	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$-	$132,260	$189,403
Derivative liability	-	-	(4,196,125)	(4,196,125)
Total	$57,143	$-	$(4,063,865)	$(4,006,722)

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

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024

Expressed in Canadian Dollars

20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Year ended December 31, 2024	Year ended December 31, 2023
Volatility	20%	$201,109	$291,149

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2023.

21. INCOME TAXES

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2021:

	December 31, 2024	December 31, 2023	December 31, 2022
Loss before income taxes	$13,877,473	$23,611,810	$27,654,364
Canadian statutory rates	27%	27%	27%
Expected income tax recovery	3,725,300	6,330,400	7,338,900
Impact of different foreign statutory tax rates	-	-	-
Non-deductible items	(99,400)	(509,800)	(1,214,400)
Share issue costs	779,600	773,400	1,400
Adjustments to prior years provision versus statutory tax returns	258,200	(87,600)	(742,400)
Differences between prior year provision and final tax return	-	(153,400)	867,500
Change in deferred tax asset not recognized	(4,663,700)	(6,353,000)	(6,251,000)
Income tax	$-	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2024	December 31, 2023	December 31, 2022
Deferred income tax assets (liabilities):
Share issuance costs	$1,736,000	$995,000	$568,000
Non-capital losses	24,055,000	20,377,000	14,602,000
Property and equipment	457,000	1,115,000	962,000
Capital gain reserve	-	-	-
Scientific Research and Experimental Development	377,000	365,000	367,000
Total deferred income tax assets	$26,625,000	$22,852,000	16,499,000
Deferred income tax not recognized	(26,625,000)	(22,852,000)	(16,499,000)
Net deferred tax assets	$-	$-	$-

The Company has non-capital loss carry forward of approximately $80,922,670 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the years 2030 to 2044. The Company has non-capital loss carry forward of $8,662,723 CAD ($6,468,141 USD) which may be carried forward to apply against future year income tax for tax purposes in the United States, subject to the final determination by the tax authorities, expiring in the years 2040 to 2044.

