Form 40-F
period 2025-12-31
Draganfly Inc.
filed 2026-03-24
CIK 1786286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025	Commission File Number: 001-40688

Draganfly Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

3721

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

235 103rd St. E.

Saskatoon, Saskatchewan, S7N 1Y8

Canada

(800) 979-9794

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, NY 10005

Telephone: (212) 894-8940

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,344,775

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Special Note Regarding Forward-Looking Statements” beginning on page 2 of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Cautionary Statement Regarding Forward-Looking Information and Statements” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2025 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025, based upon historical rates published by the Bank of Canada, was U.S.$1.00 = C$1.3706.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2025 and 2024, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025, based on those criteria.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Kim Moody, Tim Dunnigan, and Thomas B. Modly.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The Nasdaq Stock Market LLC (“Nasdaq”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Kim Moody is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of Kim Moody, as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

No substantive amendments to the Code were adopted during the year ended December 31, 2025. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2025.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

DMCL LLP (formerly known as Dale Matheson Carr-Hilton Labonte LLP) serves as the Registrant’s auditing firm. Aggregate fees billed to the Registrant for professional services rendered by DMCL LLP and its affiliates during the fiscal years ended December 31, 2025 and December 31, 2024 are detailed below.

	Year Ended December 31,
Services	2025	2024
Audit Fees(1)	$250,000	$255,000
Audit-Related Fees(2)	$118,000	$114,000
Tax Fees(3)	$12,000	$15,000
Other Fees(4)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

Pre-Approval Policies and Procedures

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by DMCL LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above. For the fiscal year ended December 31, 2025, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2025, information with respect to the Registrant’s known contractual obligations:

	1 year	1 - 5 years	More than 5 years
Trade payables and accrued liabilities	3,397,343	-	-
Customer deposits	417,641	-	-
Deferred income	165,237	44,512	-
Loans payable	-	-	-
Derivative liability	492,470	-	-
Lease liability	143,624	130,251	-
	$4,616,315	$174,763	$-

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Annual Information Form of the Registrant for the year ended December 31, 2025

99.2	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2025 and 2024, together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2025

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm - DMCL LLP (PCAOB ID: 1173)

101	The following materials from the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2025, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2025 and 2024;
(ii) Consolidated Statements of Operations for the years ended December 31, 2025 and 2024;
(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025 and 2024;
(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2025 and 2024;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024; and
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

Date: March 24, 2026

